TRANSACTION STATEMENT PURSUANT TO SECTION 13(E)
                   OF THE 1934 ACT AND RULE 13E-3 THEREUNDER

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                       RULE 13e-3 TRANSACTION STATEMENT

      (Pursuant to Section 13(e) of the Securities exchange act of 1934)

                             [Amendment No. ____]

                        THE STROBER ORGANIZATION, INC.
                             (Name of the Issuer)

           THE STROBER ORGANIZATION, INC., HAMILTON ACQUISITION LLC,
       HAMILTON NY ACQUISITION CORP., ROBERT J. GAITES AND JOHN YANUKLIS
                     (Name of Person(s) Filing Statement)

                          COMMON STOCK $.01 PAR VALUE
                        (Title of Class of Securities)

                                  863318 10 1
                     (CUSIP Number of Class of Securities)


STANLEY U. NORTH, III, ESQ.
SILLS CUMMIS ZUCKERMAN RADIN TISCHMAN       LAURA C. HODGES TAYLOR, P.C.
 EPSTEIN & GROSS, P.A.                      GOODWIN, PROCTER & HOAR LLP
ONE RIVERFRONT PLAZA                                EXCHANGE PLACE
NEWARK, NEW JERSEY 07102-5400               BOSTON, MASSACHUSETTS 02109-2881
     (201) 643-7000                                 (617) 570-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
	 Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):
   a. <check box>The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities exchange Act of 1934.
   b. <box>The filing of a registration statement under the Securities act of 1933.
   c. <box>A tender offer.
   d. <box>None of the above.

   Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: <checkbox>
CALCULATION OF FILING FEE
                  Transaction                         Amount of filing fee (2)
                  Valuation (1)

                  $32,363,510                         $6472.70
(1)Based upon the acquisition of 5,194,198 shares of Common Stock of Issuer, and cancellation of 675,687 options, for a purchase price of $6.00 per share (less the exercise price for option shares).
(2)The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934 equals 1/50th of one percent of the transaction value.

   <checkbox>Check box if any part of the fee is offset as provided by Rule
      0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $6,419.37
Form or Registration No.: PRELIMINARY SCHEDULE 14A
Filing Party:             THE STROBER ORGANIZATION, INC.
Date File:                DECEMBER 6, 1996

                            INTRODUCTORY STATEMENT


   This statement on Schedule 13E-3 (this "STATEMENT") is being filed by The Strober Organization, Inc., a Delaware corporation (the "COMPANY"), Hamilton Acquisition LLC, a Delaware limited liability company (the "PURCHASER"), Hamilton NY Acquisition Corp., a Delaware corporation ("ACQUISITION SUB"), Robert J. Gaites, an individual, and John Yanuklis, an individual, in connection with a Restated Agreement and Plan of Merger dated as of November 11, 1996 by and among the Purchaser, Acquisition Sub and the Company.

   The following is a cross-reference sheet pursuant to General Instruction F to Schedule 13E-3 showing the location of the information required by Schedule 13E-3 in the Schedule 14A Proxy Statement (the "PROXY STATEMENT") of the Company as filed with the Securities and Exchange Commission concurrently herewith. The cross-reference sheet indicates the caption in the Proxy Statement in which the response to each item of this Statement may be found. The information in the Proxy Statement is hereby expressly incorporated by reference, each cross reference below being deemed to be an incorporation by reference of the portion of the Proxy Statement referred to and the response to each Item being qualified in its entirety by the provisions of the Proxy Statement.

                             CROSS REFERENCE SHEET

SCHEDULE 13E-3 ITEM NUMBER         PROXY STATEMENT SECTION AND/OR ANNEX TO PROXY
                                   STATEMENT
               1(a)                 Not Applicable
               1(b)                 Introduction -- General; Introduction-- Record Date;
                                    Quorum; Required Vote
               1(c)                 Market Prices and Dividends
               1(d)                 Market Prices and Dividends
               1(e)                 Not Applicable
               1(f)                 Transactions by Certain Persons in Common Shares
         2(a)-(d) and (g)           Cover Page; Introduction -- The Special Meeting; The
                                    Parties; Ownership of Common Shares -- Security
                                    Ownership of Purchaser and Acquisition Sub; Management
                                    of Purchaser, Acquisition Sub and the Company; Annex F
           2(e) and (f)             Not Applicable
              3(a)(1)               Not Applicable
              3(a)(2)               Special Factors -- Background of the Merger
               3(b)                 Special Factors -- Background of the Merger
               4(a)                 Introduction; The Merger
               4(b)                 Introduction -- Record Date; Quorum; Required Vote;
                                    Special Factors -- Sources and Amount of Funds;
                                    Payment for Common Shares; Special Factors -- Interest
                                    of Certain Persons in the Merger; Special Factors --
                                    Proxy Agreement; The Merger -- Sources and Amount of
                                    Funds; Payment for Common Shares; Management of
                                    Purchaser, Acquisition Sub and the Company
             5(a)-(g)               Special Factors -- Plans for the Company After the
                                    Merger; Special Factors -- Interest of Certain Persons
                                    in the Merger -- Directors and Officers; Special
                                    Factors -- Certain Effects of the Merger; The Merger -
                                    - Directors; Market Prices and Dividends
           6(a) and (c)             Special Factors -- Sources and Amount of Funds;
                                    Payment for Common Shares; The Merger -- Sources and
                                    Amount of Funds; Payment for Common Shares
               6(b)                 Special Factors -- Fees and Expenses
               6(d)                 Not Applicable
             7(a)-(d)               Special Factors -- Background of the Merger; Special
                                    Factors -- Purpose and Structure of the Merger;
                                    Special Factors -- Certain Effects of the Merger;
                                    Special Factors -- Certain Federal Income Tax
                                    Consequences; The Merger -- Accounting Treatment
             8(a)-(e)               Special Factors -- Recommendation of the Special
                                    Committee and Board of Directors; Fairness of the
                                    Merger; Special Factors -- Interest of Certain Persons
                                    in the Merger
               8(f)                 Special Factors -- Background of the Merger
             9(a)-(c)               Special Factors -- Background of the Merger; Special
                                    Factors -- Recommendation of the Special Committee and
                                    Board of Directors of the Company; Special Factors --
                                    Opinion of Financial Advisor -- Hill Thompson Capital
                                    Markets, Inc.; Annex B
               10(a)                Special Factors -- Interest of Certain Persons in the
                                    Merger; Special Factors -- Proxy Agreement; Ownership
                                    of Common Shares
               10(b)                Special Factors -- Exercise of Company Stock Options
                                    Expiring on December 31, 1996; Transactions by Certain
                                    Persons in Common Shares
                11                  Special Factors -- Exercise of Company Stock Options
                                    Expiring on December 31, 1996; Special Factors --
                                    Interest of Certain Persons in the Merger -- Severance
                                    Arrangements; Special Factors -- Proxy Agreement;
                                    Transactions by Certain Persons in Common Shares;
                                    Annex D
           12(a) and (b)            Special Factors -- Recommendation of the Special
                                    Committee and Board of Directors; Fairness of the
                                    Merger; Special Factors -- Interest of Certain Persons
                                    in the Merger; Special Factors -- Proxy Agreement
               13(a)                Appraisal; Annex C
           13(b) and (c)            Not Applicable
               14(a)                Selected Consolidated Financial Data of the Company;
                                    Incorporation of Certain Documents by Reference
               14(b)                Unaudited Pro Forma Selected Consolidated Financial
                                    Data of the Company
           15(a) and (b)            Introduction -- Solicitation of Proxies; Special
                                    Factors -- Fees and Expenses
                16                  Not Applicable
             17(a)(1)               Not Applicable
             17(a)(2)               Not Applicable
             17(b)(1)               Annex B
             17(c)(1)               Not Applicable
             17(c)(2)               Annex D
             17(d)(1)               Not Applicable
             17(e)(1)               Annex C
             17(f)(1)               Not Applicable

   The filing of this statement does not constitute an admission that the transaction described in Item 4 hereof is a Rule 13e-3 transaction or that the filing hereof is required pursuant to Section 13(e) of Securities Exchange Act of 1934, as amended.

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION

   (a) The name of the issuer of the class of equity security which is the subject of the Rule 13e-3 transaction is The Strober Organization, Inc. and the address of its principal executive offices is Pier 3 - Furman Street, Brooklyn, New York 11201.

   (b) The information set forth in the Proxy Statement under the captions "Introduction -- General," and "-- Record Date; Quorum; Required Vote" is incorporated herein by reference.

   (c) The information set forth in the Proxy Statement under the caption "Market Prices and Dividends" is incorporated herein by reference.

   (d) The information set forth in the Proxy Statement under the caption "Market Prices and Dividends" is incorporated herein by reference.

   (e)  Not Applicable.

   (f) The information set forth in the Proxy Statement under the caption "Transactions by Certain Persons in Common Shares" is incorporated herein by reference.


ITEM 2.  IDENTITY AND BACKGROUND

   (a) - (d) and (g) This Statement is being filed by Purchaser, Acquisition Sub, Robert J. Gaites, John Yanuklis, and the Company (the last being the issuer of the subject security). The information set forth on the Cover Page of the Proxy Statement and under the captions "Introduction -- The Special Meeting," "The Parties," "Ownership of Common Shares -- Security Ownership of Management of Purchaser and Acquisition Sub," and "Management of Purchaser, Acquisition Sub and the Company," and Annex F to the Proxy Statement is incorporated herein by reference.

   (e) and (f) During the last five (5) years, none of Purchaser, Acquisition Sub, Robert J. Gaites, John Yanuklis, and the Company or, (a) to the Purchaser's or Acquisition Sub's knowledge, any of the persons listed in "Management of Purchaser, Acquisition Sub and the Company -- Directors and Executive Officers of Purchaser and Acquisition Sub" and Annex F to the Proxy Statement, or (b) to the Company's knowledge, any of the persons listed in "Management of Purchaser, Acquisition Sub and the Company -- Directors and Executive Officers of the Company" (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.


ITEM 3.  PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS

   (a)(1)  None.

   (a)(2) The information set forth in the Proxy Statement under the caption "Special Factors -- Background of the Merger" is incorporated herein by reference.

   (b) The information set forth in the Proxy Statement under the caption "Special Factors -- Background of the Merger" is incorporated herein by reference.


ITEM 4.  TERMS OF THE TRANSACTION

   (a) The information set forth in the Proxy Statement under the captions "Introduction," and "The Merger" is incorporated herein by reference.

   (b) The information set forth in the Proxy Statement under the captions "Introduction -- Record Date; Quorum; Required Vote," "Special Factors -- Sources and Amount of Funds; Payment for Common Shares," "-- Interest of Certain Persons in the Merger," "-- Proxy Agreement," "The Merger -- Sources and Amount of Funds; Payment for Common Shares," and "Management of Purchaser, Acquisition Sub and the Company" is incorporated herein by reference.


ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE


   (a) - (g) The information set forth in the Proxy Statement under the captions "Special Factors -- Plans for the Company After the Merger," "-- Interest of Certain Persons in the Merger -- Directors and Officers," "-- Certain Effects of the Merger," "The Merger -- Directors," and "Market Prices and Dividends" is incorporated herein by reference.


ITEM 6.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

   (a) and (c) The information set forth in the Proxy Statement under the captions "Special Factors -- Sources and Amount of Funds; Payment for Common Shares," and "The Merger -- Sources and Amount of Funds; Payment for Common Shares" and in Exhibits (a)(1) and (a)(2) to this Statement is incorporated herein by reference.

   (b) The information set forth in the Proxy Statement under the caption "Special Factors -- Fees and Expenses" is incorporated herein by reference.

   (d)  Not Applicable.


ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS

   (a) - (d) The information set forth in the Proxy Statement under the captions "Special Factors -- Background of the Merger," "-- Purpose and Structure of the Merger," "-- Certain Effects of the Merger," "-- Certain Federal Income Tax Consequences," and "The Merger -- Accounting Treatment" is incorporated herein by reference.


ITEM 8.  FAIRNESS OF THE TRANSACTION

   (a) - (e) The information set forth in the Proxy Statement under the captions "Special Factors -- Recommendation of the Special Committee and Board of Directors; Fairness of the Merger," and "-- Interest of Certain Persons in the Merger" is incorporated herein by reference.

   (f) The information set forth in the Proxy Statement under the caption "Special Factors -- Background of the Merger" is incorporated herein by reference.


ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

   (a) - (c) The information set forth in the Proxy Statement under the captions "Special Factors -- Background of the Merger," "-- Recommendation of the Special Committee and Board of Directors of the Company," "-- Opinion of Financial Advisor -- Hill Thompson Capital Markets, Inc.," and in Exhibit
(b)(1) to this Statement is incorporated herein by reference.


ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER

   (a) The information set forth in the Proxy Statement under the captions "Special Factors -- Interest of Certain Persons in the Merger," "-- Proxy Agreement," and "Ownership of Common Shares" is incorporated herein by reference.

   (b) The information set forth in the Proxy Statement under the captions "Special Factors -- Exercise of Company Stock Options Expiring on December 31, 1996," and "Transactions by Certain Persons in Common Shares" is incorporated herein by reference.


ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES

   The information set forth in the Proxy Statement under the captions "Special Factors -- Exercise of Company Stock Options Expiring on December 31, 1996," "-
- Interest of Certain Persons in the Merger -- Severance Arrangements," "-- Proxy Agreement," and "Transactions by Certain Persons in Common Shares," and in Exhibits (c)(1) and (c)(2) to this Statement is incorporated herein by reference.


ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION

   (a) and (b) The information set forth in the Proxy Statement under the captions "Special Factors -- Recommendation of the Special Committee and Board of Directors; Fairness of the Merger," "-- Interest of Certain Persons in the Merger," and "-- Proxy Agreement" is incorporated herein by reference.


ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION

   (a) The information set forth in the Proxy Statement under the caption "Appraisal," and in Exhibit (e)(1) to this Statement is incorporated herein by reference.

   (b) and (c)  Not Applicable.

ITEM 14.  FINANCIAL INFORMATION

   (a) The information set forth in the Proxy Statement under the captions "Selected Consolidated Financial Data of the Company," and "Incorporation of Certain Documents by Reference" is incorporated herein by reference.

   (b) The information set forth in the Proxy Statement under the caption "Unaudited Pro Forma Selected Consolidated Financial Data of the Company" is incorporated herein by reference.


ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED

   (a) and (b) The information set forth in the Proxy Statement under the captions "Introduction -- Solicitation of Proxies," and "Special Factors -- Fees and Expenses" is incorporated herein by reference.


ITEM 16.  ADDITIONAL INFORMATION

   None.


ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS

   (a)(1) Letter dated November 8, 1996 from Congress Financial Corporation (New England) pertaining to $25,000,000 credit line.

   (a)(2) Letter dated November 7, 1996 (as accepted November 8, 1996) from CoreStates Financial Corp. pertaining to $4,000,000 of subordinated note financing.

   (b)(1) Opinion of Hill Thompson Capital Markets, Inc. dated November 7, 1996 is incorporated by reference from Annex B to the Proxy Statement filed as Exhibit (d)(1) hereto.

   (c)(1)   Form of Loan and Stock Pledge Agreement

   (c)(2) Proxy Agreement dated as of November 11, 1996 is incorporated by reference from Annex D to the Proxy Statement filed as Exhibit
            (d)(1) hereto.

   (d)(1)   Proxy Statement of the Company for the Special Meeting of
            Stockholders of the Company to be held February    , 1997.

   (e)(1) Statement of appraisal rights is incorporated by reference from Annex C to the Proxy Statement filed as Exhibit (d)(1) hereto.

   (f)(1)   None.

                                   SIGNATURE


   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              THE STROBER ORGANIZATION, INC.



                        By:   /S/ DAVID J. POLISHOOK
			   ---------------------------------
                              Name: David J. Polishook
                              Title: Chief Financial Officer


DATED: January 22, 1997

                                   SIGNATURE


   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              HAMILTON ACQUISITION LLC



                        By:   /S/ JOHN J. REMONDI
			   ------------------------
                              Name: John J. Remondi
                              Title: Manager


DATED: January 22, 1997

                                   SIGNATURE


   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              HAMILTON NY ACQUISITION CORP.



                        By:   /S/ JOHN J. REMONDI
			   ------------------------
                              Name: John J. Remondi
                              Title: President


DATED: January 22, 1997

                                   SIGNATURE


   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                        By:   /S/ ROBERT J. GAITES
			   -------------------------
                              Robert J. Gaites


DATED: January 22, 1997

                                   SIGNATURE


   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                        By:   /s/ JOHN YANUKLIS
			   -----------------------
                              John Yanuklis


DATED: January 14, 1997

                               INDEX TO EXHIBITS


EXHIBIT NO.                      DESCRIPTION
(a)(1)                           Letter dated November 8, 1996 from Congress Financial Corporation (New England)
                                 pertaining to $25,000,000 credit line.
(a)(2)                           Letter dated November 7, 1996 (as accepted November 8, 1996) from CoreStates
                                 Financial Corp. pertaining to $4,000,000 of subordinated note financing.
(b)(1)                           Opinion of Hill Thompson Capital Markets, Inc. dated November 7, 1996 is incorporated by reference from Annex B to the Proxy Statement filed as Exhibit
                                 (d)(1) hereto.
(c)(1)                           Form of Loan and Stock Pledge Agreement
(c)(2)                           Proxy Agreement dated as of November 11, 1996 is incorporated by reference from
                                 Annex D to the Proxy Statement filed as Exhibit (d)(1) hereto.
(d)(1)                           Proxy Statement of the Company for the Special Meeting of Stockholders of the
                                 Company to be held February __, 1997.
(e)(1)                           Statement of appraisal rights is incorporated by reference from Annex C to the
                                 Proxy Statement filed as Exhibit (d)(1) hereto.

                                Exhibit (a)(1)
                  [Congress Financial Corporation Letterhead]


November 8, 1996


Fidelity Ventures Limited Partnership
100 Summer Street
Boston, MA 02110

Attention:  Warren Morrison

Gentlemen:

   Based upon our discussions and the information that you have supplied to us, we are pleased, subject to the terms and conditions set forth below, to offer our commitment to provide a secured line of credit of up to $25,000,000 (the "Credit Line") to The Strober Organization, Inc. or a company with which The Strober Organization, Inc. is merged and the subsidiaries thereof (collectively, the "Company) upon the merger, as provided herein, of the Company with a company owned or controlled by you created for such purpose.

   We contemplate that the loans provided by us to the Company will be structured as follows:

1. REVOLVING LINE OF CREDIT

   (a)AMOUNT. Up to $25,000,000, based upon lending formulas, sublimits and other terms described below.

   (b)LENDING FORMULAS:

      (i) ACCOUNTS: Loans of up to seventy-five percent (75%) of the net amount of eligible accounts receivable of the Company. Eligible accounts receivable and the net amounts thereof shall be determined by us pursuant to general criteria which will be set forth in the loan documentation. Generally, eligible accounts receivable will exclude accounts which are unpaid more than ninety (90) days past original invoice date, accounts which are owned by an account debtor which has more than fifty (50) percent (50%) of the aggregate amount thereof unpaid more than ninety (90) days past the original invoice date thereof, contra accounts, poor credits, foreign accounts, accounts as to which potential offsets exist and such other accounts which do not constitute collateral acceptable for lending purposes, pursuant to criteria established by us in good faith.

            Subject to our determination, foreign accounts receivable payable in the United States in U.S. dollars may be eligible accounts receivable if a letter of credit has been issued with respect to such foreign accounts receivable or credit insurance satisfactory to us covers them or we are otherwise satisfied with the creditworthiness of the account debtor and our ability to collect the foreign accounts receivable. Any advance rate with respect to foreign accounts receivable will be determined on an account by account basis.

      (ii) INVENTORY: Loans of up to sixty-five (65%) percent of the value of eligible finished goods inventory of the Company, not to exceed 90% of the appraised orderly liquidation value (less projected liquidation expenses) as performed by an appraiser acceptable to us, valued at the lower of cost or market, as determined by us, with cost determined under the average cost basis. Eligible inventory will be determined by us pursuant to general criteria which will be set forth in the loan documentation. Generally, eligible inventory will exclude work-in-process and packaging and those other items which do not constitute collateral acceptable for lending purposes pursuant to criteria established by us in good faith.

   (c)INVENTORY LOAN LIMIT: The maximum amount of loans available in respect of eligible inventory shall not exceed $9,000,000 at any time, notwithstanding the total value of eligible inventory.

   (d)Seasonal Overadvance Facility. So long as no default has occurred and is continuing, during the months of January and February, 1997, we will make up to $1,000,000 in additional loans to you in excess of the lending formulae set forth in (b)(i) and (ii) above, with such seasonal overadvance facility to be subject to reapproval by us in subsequent years.

   (e)CO-BORROWERS. The Company and its wholly owned operating subsidiaries will be co-borrowers under the Credit Line and will be jointly and severally liable for all loans, indebtedness and obligations under the Credit Line.

2. COLLATERAL

   (a)SECURITY: First security interests in and liens upon all of the Company's and its subsidiaries' existing and future assets, including, without limitation, accounts, contract rights, notes receivable, general intangibles (including, without limitation, all trademarks, service marks, patents, applications therefor, and other intellectual property, tax refunds, deposit accounts, choses in action and other claims arising out of or relating to accounts, customer lists, leases, service agreements, licenses and other rights and agreements), securities (excluding capital stock of subsidiaries) chattel paper, documents, instruments, inventory, fixtures, machinery and equipment, real estate and all products and proceeds thereof. The loan documentation will permit certain existing liens (for equipment and capital leases) to remain in effect as well as subordinated liens in favor of the holders of the subordinated debt.

   (b)CROSS-COLLATERALIZATION: All collateral granted to us by the Company and its subsidiaries shall be security for all indebtedness of the Company to us.

   (c)RESERVES: We shall have a continuing right to reserve against loan availability under the above-lending formula for matters in our good faith judgment adversely affecting the Company's obligations to us or our collateral.

   (d)CROSS-GUARANTIES. All obligations to us shall be cross-guarantied by the Company and all of its subsidiaries.

3. USE OF PROCEEDS

   All of our loans shall be used exclusively for the working capital of the Company and its subsidiary co-borrowers . The proceeds of our initial loans under the Credit Line shall be used as follows:

   (a)for the payment of amounts due to the stockholders of the Company upon completion of the contemplated merger transaction,

   (b)for the satisfaction in full of all then outstanding obligations of the Company to its existing secured working capital lender and to other existing lienholders (other than with respect to permitted liens), as of the closing date,

   (c)for costs, expenses and fees incurred in connection with this facility, and

   (d)the balance, if any, for other working capital of the Company;

PROVIDED, THAT all loans to the Company and any of its affiliates shall be in full compliance with the Federal Reserve's margin requirements.

4. INTEREST RATE

   The interest rate on loans shall be one percent (1%) per annum above the rate announced from time to time by the CoreStates Bank, N.A., as its "prime rate" or, at the Company's option, a rate of three and one-quarter (3.25%) percent per annum above the adjusted Eurodollar rate used by us. The adjusted Eurodollar rate will be calculated based on the average of rate of interest per annum at which CoreStates Bank, N.A. is offered deposits of U.S. dollars in the Lender interbank market adjusted by the reserve percentage prescribed by governmental authorities as determined by us. Collections will be credited to the loan account of the Company on a daily basis, allowing two (2) business days after our receipt of a wire transfer of federal funds into our payment account designated for such purpose.

5. FEES

   All fees as listed below are in addition to interest and other charges provided for herein and may, at our option, be charged directly to any loan account of the Company maintained with us.

   (a)COMMITMENT FEE: We shall receive a non-refundable commitment fee of one hundred twenty-five thousand ($125,000) dollars for providing this commitment, payable in full upon execution and return of this letter by the Company to us (the "Commitment Fee"). The Commitment Fee shall be applied in partial payment of the Closing Fee set forth below at the funding of this transaction.

   (b)CLOSING FEE: We shall receive a closing fee of three hundred thousand ($300,000) dollars for providing the Credit Line outlined herein, earned and payable at closing with one-half payable through the application of the Commitment Fee.

   (c)SERVICING FEE. We shall receive a servicing fee of $3,500 for each month or part thereof during the term of the financing arrangements, payable monthly in advance.

   (d)UNUSED LINE FEE: We shall receive an unused line fee of one half of one percent (1/2%) per annum on the difference between the average monthly balance of loans under the Credit Line and $25,000,000.

   (e)EARLY TERMINATION FEE: If the Credit Line is terminated for any reason prior to three (3) years from the date of closing, we shall receive an early termination fee as follows:

      (i) three percent (3%) of the Credit Line if terminated within one (1) year from the date of closing; and

      (ii) one percent (1%) of the Credit Line if terminated after the first anniversary and on or prior to the third anniversary of the date of closing.

   There will be no termination fee if the Credit Line is terminated on or after the third anniversary of the closing date.

6. CONTRACT TERM

   Our Credit Line shall be for a minimum term of three (3) years from the date of closing.

7. EXPENSES

(a)You agree to pay all reasonable legal and closing costs and expenses, including attorneys' fees, filing and search charges, appraisal fees and field examination charges and per diem filed examination charges, whether or not this transaction closes. We charge $600 per person per day for our field examiners in the field and in the office, plus travel, hotel and all other out-of-pocket expenses. All expenses shall be paid to us upon demand, together with such advance funds on account of such expenses as we may from time to time request. This paragraph shall survive the expiration or termination of this letter.

   (b)If this transaction closes, you further agree to pay all of our out-of-pocket expenses and customary administrative charges incurred from time to time during the course of our financing arrangements, including, without limitation, expenses and per diem charges for up to four recurring field examinations per year, prior to an event of default, and as we may require thereafter.

8. OTHER INFORMATION AND CONDITIONS

   All covenants, terms and requirements of this commitment are conditions precedent to the making of loans to the Company and its subsidiaries by us. In addition, the making of loans to the Company and its subsidiaries by us as described herein is subject to the fulfillment, in a manner satisfactory to us, of the following additional terms and conditions:

   (a)You or the Company shall furnish us with all financial information, financial statements, projections, budgets, business plans and cash flows and such other information as we shall reasonably request from time to time.

   (b)Execution of loan documents, delivery of opinions of the Company's or your counsel and such other agreements, documents, certificates and instruments as may be necessary or desirable to effectuate the financing arrangements described herein as may be determined by us and our counsel.

      (i) Such loan documents will include, among other documents, a loan and security agreement, UCC financing statements, guaranties by and security agreements with subsidiaries, if any, mortgages and other documentation necessary to perfect our security interests in all assets of the Company and its subsidiaries.

      (ii) Such loan documents will contain such provisions, representations, warranties, covenants and events of default as are satisfactory to us and our counsel, including among other things: financial covenants, limitations on the payment of management fees, limitations on the payment of dividends and redemptions, limitations on indebtedness, liens and acquisitions, limitations on payments on subordinated debt and cross-defaults with all obligations of the Company to others, including with respect to all subordinated debt holders and any subordinated debt or other investment made by the CoreStates Enterprise Fund.

      (iii) The structure of your acquisition of the Company and the structure of our lending arrangements with the Company and its subsidiaries shall be satisfactory to us and our counsel and the Company shall have delivered letters from the Company's chief financial officer in form and substance satisfactory to us, attesting to the solvency of the Company immediately before and immediately after giving effect to the acquisition.

   (c)At or prior to closing, the Company shall have received, in form and substance satisfactory to us, not less than an additional $9,000,000 in cash as an equity capital contribution (including equity contributions from management), and $4,000,000 in proceeds of subordinated debt with the subordinated debt subject to subordination terms and conditions in form and substance satisfactory to us.

   (d)At or prior to closing, we shall have received and approved definitive acquisition agreements and we shall have received satisfactory evidence of the merger of the Company with a company owned and controlled by you created for such purpose. We also shall have received satisfactory evidence that all necessary governmental and other consents have been obtained and evidence of compliance with applicable laws in connection with the acquisition and merger including that the restrictions in
      Section 203 of the Delaware General Corporation Law, any other application state takeover law and any super-majority charter provisions are not applicable to such transactions or that any conditions for avoiding such restrictions have been satisfied.

    (e) The excess availability under the lending formulas provided for above, subject to sublimits and reserves, shall be not less than $1,000,000 at the closing, after the payment of fees and expenses of the transaction and the application of the proceeds of the initial loans, and provided that accounts payable of the Company are then at a level and in a condition reasonably acceptable to us.

   (f)All consents, waivers, acknowledgments and other agreements from third parties necessary or desirable to permit, protect and perfect our security interests in collateral, in form and substance acceptable to us, shall have been received by us, including, without limitation, consents to our access to and use of the Company's leased real and personal property, no offset agreements and intercreditor agreements.

   (g)Delivery to us of evidence of insurance coverage, including lender' loss payee and mortgage endorsements in our favor as to the Company's casualty insurance and liability insurance.

   (h)No material adverse change in the business, operations, profits or prospects of the Company or in the condition of the assets of the Company shall have occurred since the date of our latest field examination provided that no material adverse change will be deemed to have occurred in respect of the Company's financial condition so long as the financial results and condition of the Company for the first fiscal quarter of its 1997 fiscal year are equal to or in excess of the results and condition for the first quarter of its 1996 fiscal year. Without limiting the generality of the foregoing, (i) no act, condition or event which would constitute an event of default under the loan agreements to be executed between us shall exist as of the closing, (ii) no material investigation, litigation, bankruptcy or other proceedings shall be pending or threatened against the Company as of the closing (except for the litigation set forth on Schedule A hereto and the certain union matters set forth on Schedule B hereto), and (iii) the collateral shall not have materially declined in value from the values set forth in any of the appraisals or field examinations previously done. We may conduct additional or update field examinations at the Company's expense, prior to commencing financing, the results of which must be satisfactory to us.

   (i)All Uniform Commercial Code financing statements relating to the collateral shall have been duly filed and recorded prior to the closing date.

   (j)The Company shall establish a lockbox or blocked account for its collections and disbursement thereof to us which shall be acceptable to us.

   (k)Participation in the funding of the Credit Line in amounts and on terms acceptable to us by other financial institutions acceptable to us. We will use our best efforts to participate out up to $10,000,000 of Credit Line to a participant acceptable to us. This participant will sign our standard Participation Agreement and we will not receive an override on such participant's rate and, accordingly, the differential in interest rate, if any, will be passed on to the Company. However, all fees and other income will be retained by us.

   (l)This transaction and the events contemplated herein must close by February 28, 1997, after which time the transaction may require reapproval by our Credit Committee even if we continue to work on the transaction. Said reapproval, if obtained, may result in different terms and conditions, or a determination not to consummate the transaction. We will use our best efforts to close this transaction and the events contemplated herein by February 28, 1997, however our ability to close by such date will depend upon, among other things, whether the conditions set forth herein are completed. Paragraphs 5(a), 7 and 9 shall survive the expiration or termination of this commitment.

9. DEPOSITS; COMMITMENT FEE; INDEMNITY
   As evidence of our mutual good faith, and in consideration of our having incurred and continuing to insure certain expenses in the expectation of establishing a lender/borrower arrangement, the Company has deposited with us $25,000 against our expenses. This amount, together with any other deposits at any time received by us from the Company, but exclusive of the Commitment Fee to be received by us as provided in Paragraph 5(a) which is not refundable, will be:

   (a)RETAINED BY US, and will be credited to the loan account, less expenses, if the Credit Line, or any portion thereof, is closed;

   (b)RETAINED BY US, if either the Company elects not to do business with us or the Company cannot fulfill the conditions of this commitment;

   (c)RETAINED BY US, if during our continuing loan and credit review, we learn of any material adverse information concerning the Company or its assets, business or financial condition or the acquisition not disclosed by the Company to us prior to our Credit Committee's approval, the knowledge of which would have adversely affected such approval; and

   (d)RETURNED TO YOU, less expenses, if none of the preceding paragraphs 9(a), 9(b) or 9(c) applies.

   You agree to indemnify and hold Congress Financial Corporation and its directors, officers, employees, agents, subsidiaries and affiliates (each an "indemnified person") from and against all losses, claims, damages, liabilities and expenses that may arise out of or result from this letter or the Credit Line and to reimburse each indemnified person, upon demand, for all expenses and costs, including reasonable legal fees and expenses, that may be incurred in connection therewith or in the enforcement of this letter, other than any of the foregoing that is determined by a final order or judgment of a court of competent jurisdiction, not subject to further appeal, to have resulted from the gross negligence or willful misconduct of the indemnified person. This paragraph shall survive the termination of this letter.

   This letter contains our entire commitment for this transaction and upon acceptance by the Company supersedes all prior proposals negotiations, discussions and correspondence, including our proposal letter to the Company dated July 10, 1996. This commitment may not be contradicted by evidence of any alleged oral agreement. All prior oral discussions are merged in the governing terms of this commitment, which may be amended only in writing executed by the parties hereto. No condition of this commitment may be waived except in writing signed by us. This letter shall be governed by the laws of the Commonwealth of Massachusetts.

   This letter is of no force and effect unless accepted by you and returned to us with the Commitment Fee on or before 5:00 p.m., November 11, 1996.

   This commitment is not intended for the benefit of, and may not be relied upon by, any third party.

   We look forward to continuing to work with you and your associates in this transaction.

				Very truly yours,

				CONGRESS FINANCIAL CORPORATION
				  (NEW ENGLAND)


				/S/ GEORGE PSOMAS
				------------------------------
				George Psomas
				Vice President

ACCEPTED ON THIS
8th DAY OF November, 1996:

FIDELITY VENTURES LIMITED PARTNERSHIP


By: /S/ WARREN T MORRISON
   --------------------------------------
   Title: VICE PRESIDENT

cc: William R. Davis, President
    Barry A. Kastner, Executive Vice President
    Edward I. Shifman, Jr., Senior Vice President
    Joan Ryan, Executive Secretary

                              Exhibit (a)(2)

                 [Core States Financial Corp. Letterhead]



                                                               November 7, 1996

Mr. Warren T. Morrison
82 Devonshire Street, Mail Zone R25C
Fidelity Capital
Boston, Massachusetts 02109

VIA FAX:    617-476-5015 & OVERNIGHT DELIVERY

Dear Warren:

    You have requested that CoreStates Bank, N.A. or one of its affiliates ("CoreStates") purchase an aggregate amount of $4,000,000.00 of subordinated amortizing notes (the "Notes"). These Notes are to issued by an entity (herein the "Company" or "Borrower"), which shall be majority owned by Fidelity Capital, which will be the successor by merger to The Strober Organization, Inc. ("Strober). The proceeds of these Notes will be used to purchase existing common equity stock of The Strober Organization, Inc.

    Based upon the information you have provided to CoreStates with respect to Strober and the proposed transaction, CoreStates is pleased to confirm its commitment (the "Commitment") to purchase $4,000,000.00 of the Notes, together with Warrants to purchase the Common Stock of the Company, on the Summary Terms And Conditions dated November 7, 1996 and attached hereto (the "Term Sheet").

    This letter is subject to (a) the prior negotiation and execution of a Note Purchase Agreement and other related documentation (the "Documentation") and satisfaction of such other conditions set forth herein and in the Term Sheet; and (b) the absence of any material adverse change in the liabilities (actual or contingent), condition (financial or otherwise), projections, prospects or operations of Strober. The closing of the Note Purchase will occur simultaneous with the closing of the merger of Strober and the Borrower. Any terms and/or conditions of the Note Purchase which are not covered or made clear by this letter or the Term Sheet are subject to the mutual agreement of the Company and CoreStates.

    By executing this letter, you agree to indemnify and hold harmless CoreStates, its affiliates, and its officers, directors, employees, agents, and controlling persons (each an "Indemnified Party"), from and against any and all losses, claims, damages, liabilities, costs and expenses (including, without limitation, the reasonable fees and disbursements of counsel) which may be incurred by or awarded against any Indemnified Party arising out of or in connection with the actual or threatened claim, litigation, investigation or proceeding relating to this letter, the Term Sheet, the Note Purchase, or any transaction related to any of the foregoing, whether or not the transactions contemplated hereby and by the Term Sheet are even consummated, and to reimburse each Indemnified Party, upon demand, for all reasonable out-of-pocket costs and expenses, incurred in connection with the foregoing; provided, however, that the foregoing indemnity will not, as to any Indemnified Party, apply to any losses, claims, damages, liabilities, costs or expenses to the extent determined in a final judgement, after all allowable appeals, to have arisen from the willful misconduct or gross negligence of such Indemnified Party. The provisions of this paragraph shall survive the expiration or other termination of this letter and shall be effective regardless of whether the Note Purchase Agreement or any of the Documentation is executed.

    In addition, you agree that you shall pay all out-of-pocket costs and expenses (including, without limitation, the reasonable fees and disbursements of counsel) incurred by CoreStates in connection with (a) incurred costs and expenses, as of the date of this letter, related to the verification of the information previously provided by you, (b) any remaining legal due diligence with respect to the Company or the acquisition, and (c) the negotiation and preparation of this letter and the Term Sheet and the preparation and negotiation of the Documentation and closing of the transactions contemplated hereby and thereby, all whether the Documentation and closing of the Note Purchase is ever finalized (collectively, the "Expenses"). The provisions of this paragraph shall survive the termination or other expiration of this letter and the execution (or non-execution) of the Documentation.

    You agree that this letter and the Term Sheet are for your confidential use only and you will not disclose the existence or terms of this letter or the Term Sheet without our prior written consent, to any person other than your accountants, attorneys, and other advisors and to the management and Board of Directors of the Strober Organization, Inc. and then only in connection with the transaction contemplated hereby and thereby and on a confidential basis, except that, following your acceptance hereof, you may make such public disclosures of the terms and conditions hereof and of the Term Sheet as you are required to make by law.

    This letter is not assignable by you. No provision of this letter or the Term Sheet may be amended, waived or modified except by a document in writing signed by an authorized signer of both Fidelity Capital and CoreStates.

    This letter shall be governed by, and construed in accordance with, the laws of the Commonwealth of Massachusetts.

    You hereby knowingly, voluntarily, and intentionally waive any right you may have to a trial by jury in respect to any claim, litigation, or proceeding arising out of, under or in connection with, this letter, the Term Sheet, the Note Purchase or the transactions contemplated hereby and thereby.

    You hereby irrevocably submit to the exclusive jurisdiction of any Commonwealth of Massachusetts or Federal Court sitting in The City of Boston over any claim, litigation, or proceeding arising out of, under, or in connection with this letter, the Term Sheet, the Note Purchase, or the transactions contemplated hereby and thereby.

    This letter shall automatically expire if not accepted by you (by signing and returning a counterpart of this letter to us) on or before 5:00 PM, Philadelphia, PA time, on November 15, 1996. In addition, the agreements and obligations of CoreStates hereunder shall be null and void if the Documentation is not executed and delivered and the first funding made thereunder on or before 5:00 PM, Philadelphia, PA time, on February 28, 1997. If you accept this Commitment by signing the enclosed counterpart of this letter, you shall be obligated to pay a non-refundable Break-Up Fee in the amount of (1) $100,000 if you subsequently accept a commitment and/or loan or other financing from another lender or financing source and CoreStates are prepared to make the Note Purchase on substantially the terms set forth in the Term Sheet; or (2) the lesser of (a) $100,000.00, or (b) 10% of any fee (exclusive of the reimbursement of expenses) received by you from either Strober or any entity which acquires or enters into a merger with Strober.

    Please indicate you acceptance of this letter and your agreement to the terms and conditions set forth herein and in the Term Sheet, by signing the enclosed copy hereof and delivering it to CoreStates Bank, N.A., along with a check for $35,000.00 which will be credited toward the Commitment Fee outlined in the Term Sheet.

    This letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one letter agreement.


CORESTATES BANK, N.A.




By: /S/ MICHAEL BIENVILLE GRIMES
   -----------------------------
Name: Michael Bienville Grimes
Title: Vice President





Accepted and agreed the 8th day of November, 1996



FIDELITY CAPITAL



By: /S/ WARREN T. MORRISON
   -----------------------
Name: Warren T. Morrison
Title:   Vice President

NOVEMBER 7, 1996

       STROBER ORGANIZATION, INC.  ACQUISITION ENTITY, INC.
                   SUMMARY TERMS AND CONDITIONS

                           CONFIDENTIAL

      This Summary Terms and Conditions are intended for the use of Strober Organization Inc. Acquisition Entity, its partners, directors, and counsel only. Disclosure to other parties shall not be made without the express written consent of CoreStates.

BORROWER:         A legal entity acquiring the stock of the Strober
                  Organization, Inc., herein referred to as the Strober
                  Organization, Inc. Acquisition Entity, Inc.

GUARANTORS:       All direct and indirect subsidiaries of Borrower.

GUARANTY
SECURITY:         Second liens on accounts receivable and inventory of each
                  guarantor (subordinated on terms acceptable to Congress
                  Financial Corp. and CoreStates Bank, N.A. and the Borrower and Guarantors);

PROPOSED
COMMITMENT:       $4,000,000

FACILITY
STRUCTURE:        Six Year Subordinated Amortizing Term Loan

LENDER:           CoreStates Enterprise Capital, Inc. or an Affiliate
("CoreStates")

PURPOSE:          Either the acquisition of stock of Strober Organization, Inc.
                  if a formal tender offer is conducted or a purchase of shares subsequent to a merger between Strober and a newly formed corporation wholly-owned by Fidelity Capital.

SCHEDULED
AMORTIZATION:     Commencing on the last day of the thirteenth month after
                  closing, Sixty consecutive monthly payments, with annual totals as follows:

                  Year 1       0.0%
                  Year 2       5.0%
                  Year 3      10.0%
                  Year 4      25.0%
                  Year 5      30.0%
                  Year 6      30.0%

INTEREST RATE:    6.50% in excess of the yield on the five year treasury note
                  (if priced today this would equate to approximately 12.50%).
                  Borrower may elect to fix this rate at any time after acceptance of these Summary Terms and Conditions until closing. Rates may be held for up to ninety days. If
                  Borrower locks in a fixed rate, and does close within the ninety day period, Borrower will be responsible for any funding losses CoreStates incurs.

MONITORING
FEE:               1/2  of 1% of the highest amount outstanding during any
                  calendar year, payable annually on December 31.

INTEREST DAY
BASIS:                  Actual/360

MANDATORY
PREPAYMENT:       Change of control of Borrower, upon the occurrence of an
		  initial public offering of equity securities of Borrower generating in excess of$10,000,000 to the Borrower, or from the net proceeds from a sale of substantially all of the assets of any Guarantor or the sale by the Borrower of substantially all of the stock of any one or more of the Guarantors (Loan Documentation to provide for the Borrower's ability to redeploy a mutually agreed amount of such proceeds within a mutually agreeable amount of time after such a sale);

COMMITMENT
FEE: $35,000, due upon delivery by CoreStates to Borrower of a definitive commitment letter.

CLOSING FEE:      $35,000 earned upon the acceptance of these Summary Terms and
                  Conditions by Borrower, and payable as follows: $17,500 is payable upon acceptance of Borrower of these Summary Terms and Conditions and $17,500 at Closing.

BREAK-UP FEE:     If CoreStates issues a written commitment letter for a
                  financing as outlined in these Summary Terms and Conditions, and the proposed facility is not utilized and Fidelity
                  Capital acquires Strober with alternate financing (either from another third party or using its own capital), a fee of $100,000 will be earned and immediately payable to CoreStates
                  (in addition to, not instead of, the Facility Fee detailed above);

                  or

                        If CoreStates issues a written commitment letter for a financing as outlined in these Summary Terms and Conditions, and the proposed facility is not utilized and Fidelity Capital does not acquire the stock of Strober and Fidelity receives a fee, CoreStates will receive a fee equal to the lesser of: (a) $100,000.00 or (b) 10% of any fee (excluding reimbursement of expenses) received by Fidelity from Strober or any entity which acquires Strober (again in addition to, not instead of, the Facility Fee), i.e. if Fidelity does not acquire Strober, this fee is earned by CoreStates to the extent that Fidelity receives a break-up fee.

COMMON STOCK
PURCHASE
WARRANTS:               Borrower will grant to CoreStates warrants representing
                        the right to purchase from the Borrower common stock representing 10.0% of the fully diluted outstanding shares of the Borrower (including the shares to be issued pursuant to these warrants). Warrants shall be exercisable for a period of ten years from closing and have an exercise price equal to the book value of the Borrower's stock at closing. The warrant agreement shall permit the payment of the exercise price by CoreStates to Borrower to be "in kind", i.e. the surrender of warrants by CoreStates to Borrower of warrants having sufficient inherent value to equal the exercise price of the remaining warrants and/or the use of principal outstanding under the facility as payment of the exercise price ("cashless exercise provisions").

                        Warrant agreement will contain standard anti-dilution provisions with provisions for a carve-out for performance-based management incentive program acceptable to CoreStates.

MANDATORY
WARRANT
REDEMPTION:             On the date of the last scheduled principal payment or
                        any date thereafter prior to the end of the Warrant
                        Exercise Period, CoreStates may "put" and Borrower must
                        purchase within thirty days, in cash or notes
                        acceptable to CoreStates,  all or part of the Common
                        Stock Purchase Warrants to the Borrower.  The exercise
                        price per share for this "put" shall be determined by:
                        1) Obtaining an independent appraisal of the value of
                        the equity of Strober (the process to be fully defined
                        in an actual Note Purchase/Loan Agreement acceptable to
                        Fidelity Capital, Strober, and CoreStates); and 2)
                        dividing this aggregate equity value by the fully
                        diluted number of shares of the company's stock (giving
                        effect to any options or warrants determined to be "in-
                        the-money" based upon this valuation and giving affect
                        to the exercise prices to be paid to convert such
                        options and/or warrants into shares of the company's
                        stock).

SUBORDINATION
PROVISIONS:             Inter-creditor agreement to be negotiated with senior
                        lender(s), usual and customary for transactions of this nature.

CONDITIONS
PRECEDENT TO
FUNDING: Usual and customary for transactions of this nature, including a $9,000,000.00 equity capitalization, signing of a definitive stock purchase or merger agreement, proforma compliance with financial covenants.

FINANCIAL
COVENANTS:              Fixed Charge Coverage Ratio:

                        Ratio of (a) EBITDA plus equity contributed (excluding the initial equity capitalization of the Borrower), both for the previous twelve months; to (b) the sum of Projected Interest Expense, Current Maturities of Long Term Debt, cash income taxes, and capital expenditures (net of leases incurred or specific equipment financing incurred with regards to these capital expenditures); must be at least 1.10X. This ratio shall be tested quarterly. Note: capital expenditures shall not include the acquisition of existing businesses accomplished through either an asset or stock purchase and shall exclude the 1996 capital expenditures for the relocation of the Brooklyn branch and the company's headquarters.

                        Minimum Current Ratio:

                        The ratio of (a) current assets to (b) the result of current liabilities less current maturities of long term debt plus revolving credit secured by current assets classified as long term debt; shall be at least 1.0X. This ratio shall be tested quarterly.

NEGATIVE
COVENANTS:              Restrictions on Restricted Payments
                        Restrictions on Additional Debt/Liens - Basket for
                        Acquisition Seller Paper and Capital Leases (amount to be determined); this shall include the maximum amount of the Senior Secured Revolving Credit, the Borrowing
                        Base Advance Rates under this facility, and the permitted seasonal overadvance. Maximum amount of the Senior Revolving Credit shall be $33,000,000; advance rates may be modified to permit borrowings which would be 10% greater than the Borrowings permitted pursuant to the initial Borrowing Base Advance Rates and the permitted seasonal overadvance.

                        This shall also include a negative pledge by Strober Organization, Inc. that Borrower will not grant a security interest in the stock of any of the Borrower's subsidiaries.

FINANCIAL
REPORTING:              Monthly Financial Statements & Borrowing Base
                        Certificates
                        Annual Audited Financial Statements & Management Letter

LENDER'S
COSTS: Out-of-pocket expenses for due diligence, annual field examinations, legal and documentation expenses of CoreStates shall be reimbursed by Borrower

ANTICIPATED
CLOSING DATE:           Upon approval of merger agreement between a newly
                        formed corporation and Borrower, but in no event later than February 28, 1997;

PROPOSAL
EXPIRATION:             These Summary Terms and Conditions shall be deemed null
                        and void if not accepted by authorized representatives of Fidelity Capital by Friday, November 15, 1996, at 5
                        P.M. Eastern Time.





AGREED AND ACCEPTED:

FIDELITY CAPITAL:


/S/ WARREN T. MORRISON
------------------------
By:   Warren T. Morrison
Title: Vice President

                                Exhibit (c)(1)

                        LOAN AND STOCK PLEDGE AGREEMENT


      THIS AGREEMENT, made as of the ___ day of December, 1996 by and between THE STROBER ORGANIZATION, INC., a Delaware corporation (the "COMPANY") and _________________________ ("EMPLOYEE").

      WHEREAS, pursuant to its 1986 Stock Option Plan, as amended, the Company has, prior to the date hereof, granted to Employee options to purchase shares of the Company's Common Stock (the "STOCK OPTIONS"); and

      WHEREAS, the Stock Options are scheduled to expire on December 31, 1996;
and

      WHEREAS, the Company has agreed to lend to Employee the funds necessary to exercise all of Employee's outstanding Stock Options, both on the condition that (a) Employee agrees to exercise all of Employee's outstanding Stock Options prior to the earlier of (i) December 31, 1996 or (ii) the filing of the Definitive Proxy Statement (which describes the merger pursuant to which Hamilton NY Acquisition Corp. would be merged with and into the Company) with the Securities and Exchange Commission; and (b) such loan shall be secured by a pledge of the shares of the Company's Common Stock to be issued upon the exercise of Employee's outstanding Stock Options; and

      WHEREAS, Employee has, pursuant to written notice, requested that the Company lend to Employee the funds necessary to exercise all of Employee's outstanding Stock Options; pay Employee's necessary tax withholding obligations on behalf of Employee and has agreed to exercise such Stock Options as of December __, 1996; and

      WHEREAS, the Company wishes to lend and Employee wishes to borrow, on the terms and conditions provided herein, the funds necessary to enable Employee to exercise all of Employee's Stock Options.

      NOW THEREFORE, in consideration of the premises and of the mutual covenants contained herein, Employee and the Company agree as follows:

      1.    EXERCISE OF STOCK OPTIONS.

            Employee hereby elects to exercise Stock Options to purchase _____ shares of the Company's Common Stock at an aggregate purchase price of $_____________.

      2.    PAYMENT OF PURCHASE PRICE.

            The Company hereby agrees to lend to Employee, at a variable rate of interest comparable to the interest rate under which the Company borrows money from its primary institutional lender, $____________, representing (i) the full purchase price of the shares of the Company's Common Stock being purchased pursuant to the exercise of the Stock Options; and (ii) the Employee's tax withholding obligations and such loan shall be evidenced by a promissory note in the form of Annex A (the "PROMISSORY NOTE") attached hereto.

      3.    PAYMENT OF PROMISSORY NOTE.

            3.1 PAYMENT DATE. The principal amount of the Promissory Note and accrued interest thereon is due and payable upon the earlier to occur of
(a) the payment to Employee of the Merger Consideration (as defined in the Agreement and Plan of Merger dated as of November 11, 1996 pursuant to which Hamilton NY Acquisition Corp. would be merged with and into the Company) or (b) December __, 1997.

      4.    PLEDGE OF STOCK.
            4.1 PLEDGE. As security for the payment of the amount due and payable to the Company from Employee under the Promissory Note, Employee hereby grants a security interest to the Company in the shares of the Company's Common Stock being purchased pursuant to the exercise of the Stock Options (the "PLEDGED SHARES").

            4.2 DELIVERY. Employee hereby agrees to deliver to the Company, following the execution of this Agreement and upon issuance of the Pledged Shares, the certificates representing all of the Pledged Shares, which certificates shall be endorsed in blank or with executed stock powers attached.

      5.    RIGHTS AND BENEFITS OF PLEDGED SHARES.

            5.1 GENERAL. The Company shall receive and hold (by the Company or by an agent of the Company) the Pledged Shares and any property (including without limitation monies or securities) distributed or issued with respect to the Pledged Shares, whether as a dividend, in partial or complete liquidation, pursuant to a merger or reorganization plan or otherwise. Employee shall cause any securities distributed or issued with respect to the Pledged Shares to be assigned and transferred to the Company and delivered to the Company in the manner provided in Section 4.2, and such securities shall be subject to the terms and conditions of this Agreement.

            5.2   VOTING.  Employee shall be entitled to vote the Pledged
Shares.

            5.3 ASSIGNMENT, ETC. Except as provided or specifically permitted herein, Employee shall not pledge, sell, assign, transfer or otherwise dispose of the Pledged Shares without the prior written approval of the Company.

      6.    LEGEND.

      The certificates representing the Pledged Shares shall bear an endorsement in substantially the following form:

            "The shares of stock represented by this certificate are pledged under, and are subject to the terms and conditions contained in, a Loan and Stock Pledge Agreement dated as of December __, 1996, between The Strober Organization, Inc. and the registered owner of this certificate as security for the performance of the registered owner's obligations under a promissory note payable to The Strober Organization, Inc. Such shares cannot be sold, assigned, transferred, pledged or disposed of except as provided in such Loan and Stock Pledge Agreement."

      7.    APPOINTMENT OF THE COMPANY AS ATTORNEY-IN-FACT.

            Employee hereby appoints and constitutes the Company as Employee's true and lawful attorney-in-fact, with full power of substitution, to execute such assignments or endorsements of the Pledged Shares as may be necessary to effect the rights of the Company under this Agreement.

      8.    RELEASE OF COLLATERAL.

            At such time as the Promissory Note has been paid in full, the Company shall deliver the Pledged Shares and any property distributed with respect to the Pledged Shares to Employee in accordance with Employee's written directions, and Employee shall thereafter be discharged in full from any and all obligations under this Agreement.

      9.    DELAY; WAIVER.

            All rights of the Company under this Agreement are cumulative and are in addition to, but not in limitation of, any rights or remedies which it may have under applicable law. No delay on the part of the Company in the exercise of any right under this Agreement shall operate as a waiver thereof, and no single or partial exercise by the Company of any right under this Agreement shall preclude other or further exercise thereof or the exercise of any other right or remedy. No waiver by the Company of any right under this Agreement shall be deemed to be or construed as a further or continuing waiver of such right or as a waiver of any other right or remedy.

      10.   COOPERATION.

            Upon the execution of this Agreement and at any time or from time to time thereafter, Employee and the Company agree to cooperate in carrying out the terms of this Agreement, including the execution and delivery of such further instruments and documents as may be reasonably requested in order to more effectively carry out the terms and conditions of this Agreement.

      11.   MISCELLANEOUS.

            This Agreement shall be binding upon, and inure to the benefit of and be enforceable by Employee and the Company and their respective heirs, successors and assigns, but this Agreement shall not be assignable without written permission of the other party. The section headings are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York.

      IN WITNESS WHEREOF, Employee and the Company have duly executed this Agreement as of the date first above written.


                                    THE STROBER ORGANIZATION, INC.


                                    By____________________________


				    ______________________________
                                    Employee

			        EXHIBIT (d)(1)
                                 SCHEDULE 14A
                           SCHEDULE 14A INFORMATION
		PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE
			SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)

Filed by the Registrant <checkbox>
Filed by a Party other than the Registrant <box>
Check the appropriate box:
<checkbox>Preliminary Proxy Statement
<box>Confidential, for Use of the Commission Only (as permitted by Rule 14a-
6(e)(2)
<square>Definitive Proxy Statement
<square>Definitive Additional Materials
<square>Soliciting Material Pursuant  to  <section> 240.14a-11(c) or <section>
24-/14a-12

                         THE STROBER ORGANIZATION, INC.
               (Name of Registrant as Specified In Its Charter)

    ______________________________________________________________________
    (Name of Person(s) Filing Proxy Statement if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

<square>No fee required.
<checked-box>Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and
      0-11.

      1)    Title of each class of securities to which transaction applies:

            COMMON STOCK, $.01 PAR VALUE (THE "COMMON SHARES")

      2)    Aggregate number of securities to which transaction applies:

            5,194,198 COMMON SHARES AND OPTIONS FOR 675,687 ADDITIONAL COMMON SHARES

      3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

            $6.00 PER SHARE

      4)    Proposed maximum aggregate value of transaction:

            $32,363,510

      5)    Total fee paid:

            $6472.70

<square>Fee paid previously with preliminary materials.

<checked-box>Check box if any part of the fee is offset as provided by Exchange
      Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      1)    Amount Previously Paid:

            $6,419.37


      2)    Form, Schedule or Registration Statement No.:

            PRELIMINARY SCHEDULE 14A


      3)    Filing Party:

            THE STROBER ORGANIZATION, INC.


      4)    Date Filed:

            DECEMBER 6, 1996

                        THE STROBER ORGANIZATION, INC.
                            PIER 3 - FURMAN STREET
                           BROOKLYN, NEW YORK  11201


                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                        TO BE HELD ON FEBRUARY __, 1997



      To the Stockholders of The Strober Organization, Inc.:

      Notice is hereby given that a Special Meeting of Stockholders of The Strober Organization, Inc. (the "COMPANY") will be held at the offices of Sills Cummis Zuckerman Radin Tischman Epstein & Gross, P.A., The Legal Center, One Riverfront Plaza, 10th Floor, Newark, New Jersey 07102 on February __, 1997 at 10:00 a.m., New York City time (the "SPECIAL MEETING"), for the following purposes:

      1. To consider and vote upon a proposal to approve and adopt an Amended and Restated Agreement and Plan of Merger, dated as of November 11, 1996 (the "MERGER AGREEMENT"), pursuant to which Hamilton NY Acquisition Corp. ("ACQUISITION SUB"), a Delaware corporation and a wholly-owned subsidiary of Hamilton Acquisition LLC, a Delaware limited liability company ("PURCHASER"), would be merged with and into the Company (the "MERGER"). The Company would be the surviving corporation in the Merger and the entire equity interest in the Company would be owned by Purchaser. As a result of the Merger, each outstanding share of common stock, par value $.01 per share, of the Company (the "COMMON SHARES"), other than those held by stockholders of the Company who perfect their dissenters' rights in accordance with the Delaware General Corporation Law (the "DGCL"), will be converted into the right to receive $6.00 in cash, without interest, all as more fully described in the accompanying Proxy Statement.

      2. To transact such other business as may properly be brought before the Special Meeting or any adjournments or postponements thereof.

      Only holders of the Common Shares (the "COMPANY STOCKHOLDERS") of record at the close of business on January 10, 1997 are entitled to notice of and to vote at the Special Meeting. Each Common Share outstanding on such date is entitled to one vote at the Special Meeting.

      If the Merger is consummated, the Company Stockholders who dissent from the proposed Merger and comply with the requirements of Section 262 of the DGCL will have the right to receive payment in cash of the fair value of their Common Shares as determined in accordance with the provisions of the DGCL. See "Appraisal -- Rights of Dissenting Stockholders; Waiver of Notice" in the accompanying Proxy Statement and Annex C thereto for a statement of the rights of dissenting Company Stockholders and a description of the procedures required to be followed to obtain the fair value of the Common Shares and "The Merger -- Conditions to the Merger" for a description of a condition to the Merger that no more than five percent (5%) of the Common Shares shall be subject to an appraisal demand.

      Pursuant to the DGCL, assuming a quorum is present, the affirmative vote of holders of a majority of all of the outstanding Common Shares entitled to vote is required to approve the Merger. Pursuant to a certain Proxy Agreement dated as of November 11, 1996 (the "PROXY AGREEMENT"), eight (8) Company Stockholders holding the right to vote 3,160,941 Common Shares, or approximately 61% of all the issued and outstanding Common Shares, have granted Purchaser an irrevocable proxy to vote their Common Shares in favor of the Merger and other matters. Accordingly, it is expected that the Merger will be approved. See "Special Factors -- Proxy Agreement."

      The Board of Directors of the Company, based on the unanimous recommendation of the Special Committee of the Board of Directors (the"SPECIAL COMMITTEE"), which consists of directors who are not employees of the Company, has unanimously determined that the Merger is fair to and in the best interests of the Company Stockholders and has unanimously approved the Merger Agreement. The Board of Directors unanimously recommends that you vote "FOR" approval of the Merger Agreement. The Board of Directors has received a written opinion on November 8, 1996 from Hill Thompson Capital Markets, Inc. to the effect that the merger consideration of $6.00 per share to be paid to the Company Stockholders is fair to such stockholders from a financial point of view. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE COMPANY STOCKHOLDERS VOTE FOR APPROVAL OF THE MERGER.

      YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF COMMON SHARES YOU OWN. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED PREPAID ENVELOPE WITHOUT DELAY. ANY COMPANY STOCKHOLDER PRESENT AT THE SPECIAL MEETING MAY VOTE PERSONALLY ON EACH MATTER BROUGHT BEFORE THE SPECIAL MEETING AND ANY PROXY GIVEN BY A COMPANY STOCKHOLDER MAY BE REVOKED AT ANY TIME BEFORE IT IS EXERCISED.

                              By Order of the Board of Directors,


                              Robert J. Gaites
                              Chairman, President and Chief Executive Officer


Brooklyn, New York
January    , 1997


             PLEASE DO NOT SEND ANY CERTIFICATES FOR YOUR SHARES AT THIS TIME.

                                      PROXY STATEMENT

                              THE STROBER ORGANIZATION, INC.
                                  PIER 3 - FURMAN STREET
                                 BROOKLYN, NEW YORK  11201

                            -----------------------------------

                              SPECIAL MEETING OF STOCKHOLDERS
                             TO BE HELD ON FEBRUARY __, 1997

                            -----------------------------------


      This Proxy Statement is being furnished to the stockholders of The Strober Organization, Inc., a Delaware corporation (the "COMPANY"), in connection with the solicitation of proxies by the Board of Directors of the Company (the "BOARD OF DIRECTORS") from holders of outstanding shares of common stock, par value $0.01 per share, of the Company (the "COMMON SHARES"), for use at a Special Meeting of Stockholders of the Company to be held on February __, 1997 at 10:00 a.m., New York time, at the offices of Sills Cummis Zuckerman Radin Tischman Epstein & Gross, P.A., The Legal Center, One Riverfront Plaza, 10th Floor, Newark, New Jersey 07102, and at any adjournments or postponements thereof (the "SPECIAL MEETING"). This Proxy Statement and the related proxy
card are first being mailed to shareholders on or about January    , 1997.

      At the Special Meeting, holders of the Common Shares on the applicable record date will consider and vote upon a proposal to approve and adopt an Amended and Restated Agreement and Plan of Merger, dated as of November 11, 1996 (the "MERGER AGREEMENT"), pursuant to which: (a) Hamilton NY Acquisition Corp. ("ACQUISITION SUB"), a Delaware corporation and a wholly owned subsidiary of Hamilton Acquisition LLC, a Delaware limited liability company ("PURCHASER"), will be merged with and into the Company (the "MERGER"), and the entire equity interest in the Company, as the surviving corporation in the Merger (the "SURVIVING CORPORATION"), will be owned by Purchaser; and (b) each Common Share that is outstanding at the effective time of the Merger, other than Common Shares held by Purchaser or the Company or Common Shares in respect of which dissenters' rights have been perfected, will be converted into the right to receive $6.00 per share in cash, without interest (the "MERGER CONSIDERATION"). Common Shares held by Purchaser or the Company, if any, will be cancelled without consideration.

      Pursuant to the Delaware General Corporation Law ("DGCL"), assuming a quorum is present, the affirmative vote of holders of a majority of all of the outstanding Common Shares entitled to vote is required to approve the Merger. Pursuant to a certain Proxy Agreement, dated as of November 11, 1996 (the "PROXY AGREEMENT") eight (8) Company Stockholders holding the right to vote 3,160,941 Common Shares, or approximately 61% of all the issued and outstanding Common Shares, have granted Purchaser an irrevocable proxy to vote their Common Shares in favor of the Merger and other matters. There can be no assurance that the conditions to the Merger will be satisfied, or where permissible, waived or that the Merger will be consummated. For further information concerning the terms and conditions of the Merger, see "The Merger -- General" and "-- Conditions to the Merger."

      NO PERSONS HAVE BEEN AUTHORIZED TO GIVE  ANY  INFORMATION  OR TO MAKE ANY
REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT IN CONNECTION WITH THE SOLICITATION OF PROXIES MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OTHER PERSON.

      All information contained in this Proxy Statement relating to Purchaser, Acquisition Sub and their affiliates has been supplied by Purchaser for inclusion herein and has not been independently verified by the Company.

      The Board of Directors knows of no additional matters that will be presented for consideration at the Special Meeting. Execution of the accompanying proxy, however, confers on the designated proxy holders discretionary authority to vote the Common Shares covered thereby in accordance with their best judgment on such other business, if any, that may properly come before, and all matters incident to the conduct of, the Special Meeting or any adjournments or postponements thereof.


      The date of this Proxy Statement is January    , 1997.

      THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                                     TABLE OF CONTENTS

       									PAGE

SUMMARY

INTRODUCTION
      General
      The Special Meeting
      Record Date; Quorum; Required Vote
      Proxies
      Solicitation of Proxies

THE PARTIES
      The Company
      Purchaser
      Acquisition Sub

SPECIAL FACTORS
      Background of the Merger
      Purpose and Structure of the Merger
      Recommendation of the Special Committee and Board of Directors of the Company; Fairness of the Merger
      Opinion of Financial Advisor - Hill Thompson Capital Markets, Inc. Sources and Amount of Funds; Payment for Common Shares
      Plans for the Company After the Merger
      Subsequent Events; Stockholder Litigation
      Interest of Certain Persons in the Merger
      Exercise of Company Stock Options Expiring on December 31, 1996
      Proxy Agreement
      Certain Effects of the Merger
      Certain Federal Income Tax Consequences
      Accounting Treatment
      Fees and Expenses

THE MERGER
      Amended and Restated Agreement and Plan of Merger
      General
      Effective Time
      Certificate of Incorporation; By-laws
      Directors
      Stock Transfer Books
      Conversion of Common Shares
      Company Stock Options
      Sources and Amount of Funds; Payment for Common Shares
      Surrender of Common Share Certificates
      Representations and Warranties
      Conditions to the Merger
      Termination and Amendment
      Conduct of Business Pending the Merger
      Additional Agreements
      Officers' and Directors' Insurance; Indemnification
      Accounting Treatment
      Regulatory Approvals

SUBSEQUENT EVENTS; STOCKHOLDER LITIGATION

APPRAISAL
      Rights of Dissenting Stockholders; Waiver of Notice

MARKET PRICES AND DIVIDENDS

SELECTED CONSOLIDATED FINANCIAL DATA OF THE COMPANY

UNAUDITED PROJECTED SELECTED CONSOLIDATED FINANCIAL DATA OF THE COMPANY

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY

OWNERSHIP OF COMMON SHARES
      Security Ownership of Certain Beneficial Owners
      Security Ownership of Management of the Company
      Security Ownership of Purchaser and Acquisition Sub

TRANSACTIONS BY CERTAIN PERSONS IN COMMON SHARES

MANAGEMENT OF PURCHASER, ACQUISITION SUB AND THE COMPANY
      Directors and Executive Officers (or Equivalent) of Purchaser and Acquisition Sub
      Directors and Executive Officers of the Company

INDEPENDENT PUBLIC ACCOUNTANTS

STOCKHOLDER PROPOSALS

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

AVAILABLE INFORMATION

MISCELLANEOUS

ANNEX A -- Amended and Restated Agreement and Plan of Merger
ANNEX B -- Opinion of Hill Thompson Capital Markets, Inc.
ANNEX C -- Section 262 of the Delaware General Business Corporation Law
ANNEX D -- Proxy Agreement
ANNEX E -- Financial Advisor Supporting Documentation
ANNEX F -- Information Concerning Executive Officers and Directors of Certain Entities Related to Purchaser

                                          SUMMARY

      The following is a brief summary of certain information contained elsewhere in this Proxy Statement (the "PROXY STATEMENT"). This summary is not intended to be a complete description of the matters covered in this Proxy Statement and is subject to and qualified in its entirety by reference to the more detailed information contained elsewhere in this Proxy Statement, including the Annexes hereto and the documents incorporated by reference herein. Capitalized terms used but not defined in this Summary shall have the meanings ascribed to them elsewhere in this Proxy Statement. Company Stockholders are urged to read carefully the entire Proxy Statement, including the Annexes.


THE PARTIES

      THE COMPANY. The Company is a supplier of building materials serving professional building contractors out of its eleven (11) building supply centers in New York, New Jersey, Connecticut and Pennsylvania. The Company was incorporated in 1986 in Delaware as the parent of the various affiliated companies which had previously conducted the Strober business for more than 80 years. The Company's principal executive offices have recently been relocated to Pier 3, Furman Street, Brooklyn, New York 11201, and its telephone number is
(718) 875-9700.

      PURCHASER. Purchaser was organized as a Delaware limited liability company in November 1996 to acquire the Company. Purchaser was formed to acquire the Company and has conducted no activities to date except for those related to the organization of Acquisition Sub and incident to the Merger. Purchaser's principal executive offices are located at 82 Devonshire Street, Boston, Massachusetts 02109 and its telephone number at such location is (617) 563-1301.

      ACQUISITION SUB. Acquisition Sub was incorporated in Delaware in November 1996 to serve as the vehicle through which Purchaser is to acquire the Company. Acquisition Sub has conducted no activities to date except for those incident to the Merger. Acquisition Sub's principal executive offices are located at 82 Devonshire Street, Boston, Massachusetts 02109 and its telephone number at such location is (617) 563-1301.

THE SPECIAL MEETING

      TIME, DATE AND PLACE. A Special Meeting of Company Stockholders will be held on February __, 1997 at 10:00 a.m., New York time, at the offices of Sills Cummis Zuckerman Radin Tischman Epstein & Gross, P.A., The Legal Center, One Riverfront Plaza, 10th Floor, Newark, New Jersey 07102 (the "SPECIAL MEETING").

      PURPOSE OF THE SPECIAL MEETING. The purpose of the Special Meeting is to consider and vote upon a proposal to approve and adopt the Merger Agreement, a copy of which is attached to this Proxy Statement as Annex A. See "Introduction -- The Special Meeting".

      RECORD DATE; QUORUM. The close of business on January 10, 1997 (the "RECORD DATE") has been fixed as the record date for determining holders of Common Shares entitled to vote at the Special Meeting. Each Common Share outstanding on such date is entitled to one vote at the Special Meeting. As of the Record Date, 5,194,198 Common Shares were outstanding and held of record by 471 holders. The presence, in person or by proxy, of the holders of a majority of the Common Shares entitled to vote at the Special Meeting is necessary to constitute a quorum for the transaction of business at the Special Meeting. See "Introduction -- Record Date; Quorum; Required Vote".

      REQUIRED VOTE. Pursuant to the DGCL, assuming a quorum is present, the affirmative vote of holders of a majority of all of the outstanding Common Shares entitled to vote is required to approve the Merger. See "Introduction -
- Record Date; Quorum; Required Vote" and "The Merger -- General," and "Conditions to the Merger." Pursuant to a certain Proxy Agreement, eight (8) Company Stockholders holding the right to vote 3,160,941 Common Shares, or approximately 61% of all of the issued and outstanding Common Shares, have granted Purchaser an irrevocable proxy to vote their Common Shares in favor of the Merger and other matters. See "Special Factors -- Proxy Agreement."

      PROXIES. A proxy card is enclosed for use at the Special Meeting. A proxy may be revoked at any time prior to its exercise at the Special Meeting. Common Shares represented by properly executed proxies received at or prior to the Special Meeting and which have not been revoked will be voted in accordance with the instructions indicated therein. If no instructions are indicated on a properly executed proxy, such proxy will be voted "FOR" approval and adoption of the Merger Agreement. See "Introduction -- Proxies".

SPECIAL FACTORS

      BACKGROUND OF THE MERGER. For a description of the events leading to the approval and adoption of the Merger Agreement by the Company's Board of Directors, see "Special Factors -- Background of the Merger".

      PURPOSE AND STRUCTURE OF THE MERGER. Purchaser's purpose for consummating the Merger is to acquire all of the equity interest in the Company for the reasons described in "Special Factors -- Purpose and Structure of the Merger". As of the date of this Proxy Statement, the Purchaser and its affiliates did not own any Common Shares. The acquisition of the equity interest represented by the Common Shares outstanding as of the Effective Time (as hereinafter defined) from the holders of such shares (the "COMPANY STOCKHOLDERS") is structured as a cash merger in order to transfer ownership of that equity interest to Purchaser in a single transaction. See "Special Factors -- Purpose and Structure of the Merger".

      RECOMMENDATION OF THE SPECIAL COMMITTEE AND BOARD OF DIRECTORS; FAIRNESS OF THE MERGER. A special committee (the "SPECIAL COMMITTEE") of four (4) directors of the Company who are not officers or employees of the Company concluded, and based on such conclusion the Board of Directors of the Company (the "BOARD OF DIRECTORS") concluded, that the terms of the Merger are fair to, and in the best interests of, the Company Stockholders. Accordingly, the Board of Directors, based upon the unanimous recommendation of the Special Committee, has unanimously approved and adopted the Merger Agreement. The Special Committee and the Board of Directors recommend a vote "FOR" approval and adoption of the Merger Agreement. For a discussion of the factors considered by the Special Committee and the Board of Directors in making their recommendations, see "Special Factors -- Recommendation of the Special Committee and Board of Directors of the Company; Fairness of the Merger."

      OPINION OF FINANCIAL ADVISOR. On November 8, 1996, Hill Thompson Capital Markets, Inc. ("HILL THOMPSON") delivered its written opinion dated November 7, 1996 to the Board of Directors of the Company that as of such date the $6.00 per Common Share to be received by the Company Stockholders in the Merger is fair to the Company Stockholders from a financial point of view. THE FULL TEXT OF THE WRITTEN OPINION OF HILL THOMPSON, WHICH SETS FORTH ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN IN CONNECTION WITH THE OPINION, IS ATTACHED HERETO AS ANNEX B AND IS INCORPORATED HEREIN BY REFERENCE. COMPANY STOCKHOLDERS ARE URGED TO, AND SHOULD, READ SUCH OPINION IN ITS ENTIRETY. See "Special Factors -- Opinion of Financial Advisor - Hill Thompson Capital Markets, Inc."

      PLANS FOR THE COMPANY AFTER THE MERGER. Except as indicated in this Proxy Statement, Purchaser does not have any present plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the sale of the Company or any of its subsidiaries, a sale or transfer of a material amount of assets of the Company or any of its subsidiaries or any material change in the Company's capitalization. However, the directors of Acquisition Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and such directors will elect the officers of the Surviving Corporation. Purchaser or certain related entities may also pursue various transactions, including acquisitions of complimentary businesses and/or additional capital raising activities, to grow the business and/or customer base although there can be no assurance that any such transactions will be effected on terms acceptable to Purchaser or such related entities, if at all. See "Special Factors -- Plans for the Company after the Merger."

      PROXY AGREEMENT. In connection with the Merger Agreement, the Purchaser entered into a Proxy Agreement with eight (8) Company Stockholders holding the right to vote 3,160,941 Common Shares, or approximately 61% of all the issued and outstanding Common Shares of the Company. Pursuant to the Proxy Agreement, such Company Stockholders have granted the Purchaser an irrevocable proxy by those persons during the term of the Merger Agreement to vote their Common Shares in favor of the Merger and other matters. In addition, the eight Company Stockholders agreed that if the Merger Agreement were to be terminated because the Company had entered into a binding definitive agreement to effect a superior proposal and those Company Stockholders within six months of the termination of the Merger Agreement subsequently were to sell their Common Shares, then each such Company Stockholder will be obligated to pay to Purchaser an amount in cash of 50% of the difference between the superior proposal and the Merger Consideration provided under this Merger. See "Special Factors -- Proxy Agreement" and "Ownership of Common Shares -- Security Ownership of Management of the Company."

      INTEREST OF CERTAIN PERSONS IN THE MERGER. In considering the recommendations of the Special Committee and of the Board of Directors with respect to the Merger, the Company Stockholders should be aware that certain officers and directors have certain interests summarized below that may present actual or potential conflicts of interest in connection with the Merger. For a
more detailed  discussion  of  such interests,  see  "Special  Factors   --
Interest of Certain Persons in the Merger." The Special Committee and the Board of Directors were aware of potential or actual conflicts of interest and considered them along with other matters described under "Special Factors -- Recommendation of the Special Committee and Board of Directors of the Company; Fairness of the Merger."

      It is currently contemplated that Purchaser may afford certain officers of the Company the opportunity to invest up to an aggregate of $750,000 of the anticipated $9 million of Purchaser capital for which such members of Company management will receive approximately 8.1% of Purchaser's equity on a fully diluted basis as a means to align the interests of management of the Surviving Corporation with the interests of its stockholders. It is not a condition of the Merger that such Company management members make such contribution. In the event such Company management members are afforded the opportunity to invest and elect not to so invest, the remaining equity investments will be made in Purchaser by individuals or entities who are not employed by or on the Board of Directors of the Company. In the event that such Company management members are afforded the opportunity to invest and make such equity investments, the investments will be made subsequent to the Effective Date and will be effected by purchasing such equity interests from the Purchaser. The proposed equity investments by members of the Company's management will be made at the same price per share or other equity unit as that made by the other investors in Purchaser. See "Special Factors -- Interests of Certain Persons in the
Merger," "Security Ownership of Purchaser and Acquisition Sub -- Company Management Participation," and "Management of Purchaser, Acquisition Sub and the Company -- Directors and Executive Officers (or Equivalent) of Purchaser and Acquisition Sub -- Company Management Participation."

      In accordance with the Company's existing policies, members of the Special Committee were paid the standard fees of $1,000 per meeting attended in person and $250 per meeting held by teleconference in order to compensate the members thereof for the significant additional time commitment required of them in connection with fulfilling their duties and responsibilities as members of the Special Committee and such fee is payable without regard to whether the Special Committee approved the Merger or whether the Merger is consummated.

      For a discussion of the Proxy Agreement with respect to the Purchaser's ability to vote approximately 61% of the outstanding Common Shares in favor of the Merger, see "Special Factors -- Proxy Agreement."

      For a discussion of certain agreements by the Purchaser with respect to indemnification of, and insurance for, directors and officers of the Company after the Effective Time, see "The Merger -- Officers' and Directors' Insurance; Indemnification."

      For a description of current relationships and certain transactions between the Purchaser and the Company, see "Special Factors -- Interest of Certain Persons in the Merger".

      EXERCISE OF COMPANY STOCK OPTIONS EXPIRING ON DECEMBER 31, 1996. At the November 7, 1996 meeting of the Special Committee, the members discussed the circumstances under which Company stock options to purchase an aggregate of 166,751 Common Shares were issued as of December 31, 1991 at an exercise price of $1.125 and as of March 4, 1993 at an exercise price of $1.75 (which in each case as provided in the applicable stock option plan, was the then current market price of the Common Shares) and would expire on December 31, 1996 in accordance with their respective terms. The Special Committee was advised by the Company's counsel that (i) if the Merger were successfully consummated, the trading price of the Common Shares prior to the consummation of the Merger would typically not be expected to reach the level of the Merger Consideration;
(ii) the exercise of such options was a taxable event to the eight individuals holding such options and that a significant tax withholding payment would by required to be made by such option holders; (iii) closing of any possible transaction resulting from the Company's search and evaluation process would most likely extend beyond December 31, 1996; and (iv) several of the option holders were insiders, who under Company policies could not then buy or sell Common Shares on the market to fund the applicable tax withholding payment. Accordingly, the Special Committee determined to recommend to the Board that the Company offer to loan to these option holders the exercise price of the options held by them together with the applicable tax withholding amount to facilitate their exercise of the options, such loan to bear interest at the Company's rate of borrowing and to be payable upon the sooner of the closing of any sale transaction or one year from the date of loan. The loan would be secured by a pledge of the purchased Common Shares pending repayment of the loan. Upon exercise of such options, the holders of the purchased Common Shares would be entitled to vote such shares. As of the date of this Proxy Statement all of such holders have borrowed an aggregate of approximately $495,071 from the Company and exercised the options for all such options to purchase an aggregate of 166,751 Common Shares, which Common Shares are held by the Company as collateral for the loan. As three holders of options for 57,393 Common Shares are also signatories of the Proxy Agreement, the exercise of these options had the effect of increasing the number of shares subject to the Proxy Agreement from 3,103,548 Common Shares at the date of execution to 3,160,941 Common Shares as of the date of this Proxy Statement. See "Special Factors -- Exercise of Company Stock Options Expiring on December 31, 1996."

      CERTAIN EFFECTS OF THE MERGER. Upon consummation of the Merger, each Common Share, other than Common Shares held by Purchaser and the Company and Common Shares as to which dissenters' rights have been perfected pursuant to and in accordance with the DGCL ("DISSENTING SHARES"), will be converted into the right to receive $6.00 in cash, without interest. Following the Merger, Purchaser will own 100% of the Surviving Corporation's outstanding capital stock and the Company Stockholders will cease to have any ownership interest in the Company or rights as stockholders. The Company Stockholders will no longer benefit from any increases in the value of the Company and will no longer bear the risk of any decreases in value of the Company.

      As a result of the Merger, the Company will be privately held and there will be no public market for the Common Shares. Upon consummation of the Merger, the Common Shares will cease to be quoted on the NASDAQ National Market and the registration of the Common Shares under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), will be terminated. See "Special Factors -- Certain Effects of the Merger."

      CERTAIN FEDERAL INCOME TAX CONSEQUENCES. The receipt of cash for Common Shares pursuant to the Merger (and the receipt of cash by a Company Stockholder who exercises dissenter's rights) will be a taxable transaction for U.S. federal income tax purposes and may be a taxable transaction for foreign, state and local income tax purposes as well. Company Stockholders will generally recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash received and their adjusted tax basis in the Common Shares. Such gain or loss will be a capital gain or loss if the Common Shares are held as a capital asset, and shall be long-term capital gain or loss if, on the date of the Merger, such Common Shares were held for more than one year. Company Stockholders should consult their own tax advisors regarding the U.S. federal income tax consequences of the Merger, as well as any tax consequences under the law of any state or other jurisdiction. See "Special Factors -- Certain Federal Income Tax Consequences."

      TERMINATION FEES AND EXPENSES. In general, each of the Company and the Purchaser will bear its own expenses in connection with the Merger and related transactions. Under certain limited circumstances, if the Merger is not consummated, each of the Company and the Purchaser may be liable to the other party for reimbursement of such other party's expenses related to the Merger. For information regarding termination fees and expenses that could be incurred or paid to the Company. See "Special Factors -- Fees and Expenses" and "The Merger -- Termination and Amendment."


THE MERGER

      GENERAL. Upon consummation of the Merger, Acquisition Sub will be merged with and into the Company and the Company will be the surviving corporation (the "SURVIVING CORPORATION"). The Surviving Corporation will succeed to all the rights and obligations of the Company and Acquisition Sub. See "The Merger -- General."

      EFFECTIVE  TIME.   Pursuant  to the Merger Agreement, the Effective  Time
will occur upon the filing of a certificate of merger by the Company with the Delaware Secretary of State. See "The Merger -- Effective Time."

      CERTIFICATE  OF  INCORPORATION;  BY-LAWS.   At the  Effective  Time,  the
Certificate of Incorporation and By-Laws of Acquisition Sub will be the Certificate of Incorporation and By-Laws of the Surviving Corporation.

      DIRECTORS. The Directors of Acquisition Sub immediately prior to the Effective Time will be the initial directors of the Surviving Corporation.

      CONVERSION OF SECURITIES. At the Effective Time: (a) each issued and outstanding Common Share immediately prior to the Effective Time other than (i) shares of common stock held by the Company ("TREASURY SHARES"), (ii) Common Shares then owned by Purchaser, Acquisition Sub or any other subsidiary of Purchaser, and (iii) Dissenting Shares, will by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and converted into the right to receive the Merger Consideration, upon surrender of the certificate which prior to the Effective Time evidenced such Common Share; and (b) each Treasury Share and each Common Share outstanding immediately prior to the Effective Time which is then owned by Purchaser, Acquisition Sub or any other subsidiary of Purchaser will, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and retired and cease to exist, without any conversion thereof and no payment or distribution shall be made with respect thereto.

      Holders of Common Shares who do not vote in favor of the Merger at the Special Meeting and who shall have properly elected to dissent in the manner provided in Section 262 of the DGCL will be entitled to payment of the fair value of their Common Shares in accordance with, and subject to, the provisions of Section 262. See "The Merger -- Conditions to the Merger," for a discussion of a closing condition relating to appraisal rights of dissenting Company Stockholders and "Appraisal -- Conversion of Common Shares."

      The shares of common stock, $.01 par value per share, of Acquisition Sub issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and exchangeable for in the aggregate, one thousand (1,000) validly issued, fully paid and non-assessable shares of common stock, par value $.01 of the Surviving Corporation, which shall constitute all of the issued and outstanding shares of the Surviving Corporation. See "The Merger -- Conversion of Common Shares."

      COMPANY STOCK OPTIONS. There are currently outstanding options to purchase 675,687 Common Shares with exercise prices ranging from $3.625 to $4.75. These outstanding options were issued in the ordinary course of the Company's incentive compensation programs from March 1994 to March 1996. Each option holder shall be entitled to exercise such option through the Effective Time and if such options are not so exercised prior to the Effective Time, each such holder shall be entitled to receive from the Company in consideration for cancellation of each such option, a cash payment in an amount equal to the product of (x) the number of Common Shares provided for in such option and (y) the excess, if any, of the Merger Consideration over the exercise price per Common Share provided for in such option. No payment will be made for Company options that have expired prior to the Effective Time.

      Additional options to purchase 166,751 Common Shares were outstanding at the time the Merger Agreement was executed which by their terms would have expired on December 31, 1996. These options to purchase an aggregate of 166,751 Common Shares have subsequently been exercised utilizing loan proceeds from the Company. See "Special Factors -- Exercise of Company Stock Options Expiring on December 31, 1996".

      SOURCES AND AMOUNT OF FUNDS; PAYMENT FOR COMMON SHARES; EXCHANGE OF CERTIFICATES. The Purchaser has delivered to the Company copies of commitment letters (the "FINANCING LETTERS") expiring February 28, 1997 from Congress Financial Corporation (the "CONGRESS LETTER") and CoreStates Financial Corp. (the "CORESTATES LETTER"). Under the terms of the Congress Letter, the Surviving Corporation will be provided with a $25 million revolving line of credit secured by a first security interest in and lien upon all of the existing and future assets of the Surviving Corporation and any of its subsidiaries. Under the terms of the CoreStates Letter, an aggregate of $4 million of financing will be provided through the issuance of subordinated amortizing six (6) year notes secured by second liens on the accounts receivable and inventory of the Surviving Corporation and any of its subsidiaries. The Financing Letters currently expire on February 28, 1997. Although the Purchaser has agreed to use its best efforts to obtain financing to consummate the Merger and the obtaining of such financing is not a condition to Purchaser's obligations to consummate the Merger, there can be no assurance that such extension, or alternative financing in lieu of such extension, will be forthcoming. See "The Merger -- Sources and Amount of Funds; Payment for Common Shares," "The Merger -- Termination and Amendment," and "Special Factors -- Fees and Expenses." Equity investments in the aggregate of $9 million are also being made in the Purchaser. Purchaser has represented that, assuming satisfaction or waiver of all applicable conditions set forth in the Financing Letters, the debt financing and the equity investments in the Purchaser will provide sufficient funds to (i) pay the Merger Consideration with respect to all of the Common Shares; and (ii) prepay, redeem, refinance or renegotiate the Company's existing indebtedness, if required to consummate the Merger, and pay any and all fees, expenses, costs and penalties in connection with any such prepayment, redemption, refinancing or renegotiation. Purchaser has agreed not to amend the Financing Letters (except for possible extensions) without the prior written consent of the Company, which consent shall not be unreasonably withheld. It is currently contemplated that Purchaser may afford certain officers of the Company the opportunity to invest up to an aggregate of $750,000 of the anticipated $9 million of Purchaser capital for which such members of Company management will receive approximately 8.1% of Purchaser's equity on a fully diluted basis. It is not a condition of the Merger that such Company management members make such contribution. In the event that such Company management members are afforded the opportunity to invest and make such equity investments, the investments will be made subsequent to the Effective Date and will be effected by purchasing such equity interests from the
Purchaser.   In  the  event  such  Company management members are afforded  the opportunity  to  invest  and elect not  to  so  invest,  the  remaining  equity investments will be made in Purchaser by individuals or entities who are not employed by or on the Board of Directors of the Company. The proposed equity investments by members of the Company's management will be made at the same price per share or other equity unit as that made by the other investors in Purchaser. See "Security Ownership of Purchaser and Acquisition Sub-Company Management Participation". It is currently expected that approximately $32 million will be required to pay the Merger Consideration to the Company
Stockholders  (assuming  no  such  holder  exercises  dissenters'  rights)  and approximately $2.3 million will be required to pay the expenses of Purchaser and Acquisition Sub in connection with the Merger. It is currently expected that approximately $753,000 million will be required to pay the balance of the remaining unpaid expenses of the Company attributable to the transaction and that such funds will be furnished from available general funds of the Company. See "The Merger -- Sources and Amount of Funds; Payment for Common Shares." Promptly after the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail to each person who was a record holder of an outstanding certificate or certificates which immediately prior to the Effective Time represented Common Shares (the "CERTIFICATES"), a form letter of transmittal and instructions for its use in effecting the surrender of such Certificates for payment in accordance with the Merger Agreement. Upon the surrender to the Paying Agent of a Certificate, together with a properly completed and duly executed letter of transmittal, the holder thereof shall be entitled to receive cash in an amount equal to the product of the number of Common Shares represented by such Certificate and the Merger Consideration, less any applicable withholding tax, and such Certificate shall then be cancelled.

      Until surrendered pursuant to the procedures described above, except with respect to Dissenting Shares, each Certificate shall represent solely the right to receive the Merger Consideration, without interest, into which the number of Common Shares represented by such Certificate shall have been converted. See "The Merger -- Surrender of Common Share Certificates". STOCKHOLDERS OF THE COMPANY SHOULD NOT SEND ANY CERTIFICATES REPRESENTING COMMON SHARES WITH THEIR PROXY CARDS.

      CONDITIONS TO THE MERGER; TERMINATION AND AMENDMENT. Pursuant to the Merger Agreement, the obligations of each of Purchaser, Acquisition Sub and the Company to effect the Merger are subject to certain conditions set forth in the Merger Agreement. In certain circumstances, the Merger Agreement may be terminated at any time prior to the closing of the Merger. The Merger Agreement may be amended by the parties in writing at any time before or after approval by the stockholders except that after stockholder approval, no amendment may be made which reduces the amount or changes the form of the Merger Consideration or in any way materially adversely affects the rights of stockholders of the Company. See "The Merger -- Conditions to the Mergers" and "-- Termination and Amendment."

      ACCOUNTING TREATMENT. The Merger will be accounted for as a "purchase" as such term is used under generally accepted accounting principles for accounting and financial reporting purposes. Accordingly, a determination of the fair value of the Company's assets and liabilities will be made in order to allocate the purchase price to the assets acquired and liabilities assumed. See "The Merger -- Accounting Treatment".

      REGULATORY APPROVALS. No federal or state regulatory approvals are required to be obtained, nor any regulatory requirements complied with, in connection with consummation of the Merger by any party to the Merger Agreement, except for the requirements of the DGCL regarding Company Stockholder approvals and consummation of the Merger, and the requirements of federal securities laws. See "The Merger -- Conditions to the Merger".

      DISSENTERS' RIGHTS. Under the DGCL, all Company Stockholders who file the required written demand for appraisal for their Common Shares prior to the date of the Special Meeting, and who do not consent to the Merger, will have the right to be paid the "fair value" of their Common Shares, together with a fair rate of interest, if any, as determined by the Delaware Court of Chancery, in lieu of the Merger Consideration, all pursuant to the applicable provisions of the DGCL. SUCH APPRAISAL RIGHT WILL BE LOST, HOWEVER, IF THE PROCEDURAL REQUIREMENTS OF THE DGCL ARE NOT FULLY AND PRECISELY SATISFIED. Company Stockholders should consult their own legal advisors regarding such appraisal. See "The Merger -- Conditions to the Merger," for a discussion of a closing condition relating to appraisal rights of dissenting stockholders; "Appraisal -
- Rights of Dissenting Stockholders; Waiver of Notice" and Section 262 of the Delaware General Corporation Law attached hereto as Annex C.

      INDEMNIFICATION AND INSURANCE. Under the Merger Agreement, the Purchaser and Acquisition Sub have agreed that all rights to indemnification or exculpation existing in favor of, and all limitations on the personal liability of the directors, officers, employees and agents of the Company and its subsidiaries as provided in their respective charters or by-laws or otherwise in effect as of the date of the Merger Agreement with respect to matters occurring prior to the Effective Time shall survive the Merger and continue in full force and effect. The Merger Agreement also provides that to the maximum extent permitted by the DGCL, such indemnification shall be mandatory rather than permissive. Pursuant to the Merger Agreement, the Purchaser had agreed to cause the Surviving Corporation to maintain in effect for not less than six years from the Effective Time the policies of the directors' and officers' liability and fiduciary insurance maintained by the Company at the date of execution of the Merger Agreement with respect to matters occurring prior to the Effective Time. Accordingly, the Company has obtained a rider to its existing directors' and officers' insurance policy which, for a one-time premium payment of $178,000, would provide for such coverage. The Company expects to pay such premium immediately prior to the Effective Time from available general funds of the Company.


MARKET PRICES AND DIVIDENDS

      The Common Shares are traded on the NASDAQ National Market under the symbol "STRB". Since going public in November 1986, the Company has not paid any dividends. See "Market Prices and Dividends."

      The following table sets forth, for the calendar periods indicated, the high and low sales prices per Common Share, as quoted on the NASDAQ National
Market:

                        SALES PRICES PER COMMON SHARE
CALENDAR PERIODS
                                    HIGH        LOW

1992
First Quarter                       $2 1/8      1 1/4
Second Quarter                       2          1 5/8
Third Quarter                        1 3/4      1 1/4
Fourth Quarter                       2 1/8      1 5/8

1993
First Quarter                       $2 1/8      1 9/16
Second Quarter                       2 3/8      1 5/8
Third Quarter                        3 1/4      2
Fourth Quarter                       6          3

1994
First Quarter                       $5 5/16     3 3/4
Second Quarter                       4 7/8      3 1/2
Third Quarter                        4 5/8      2 1/2
Fourth Quarter                       3 7/8      3 1/8

1995
First Quarter                       $4 1/8      3
Second Quarter                       4 1/2      3 1/4
Third Quarter                        5 7/8      4
Fourth Quarter                       4 3/4      3 1/2

1996
First Quarter                       $4 5/8      3 3/8
Second Quarter                       4 3/4      3 7/8
Third Quarter                        5          3 1/2
Fourth Quarter (10/01/96 through 11/08/96) 5 3/84 5/8
Fourth Quarter (11/11/96 through 12/31/96) 6 1/84 5/8

1997
First Quarter (1/01/97 through 1/20/97) 6       5 3/4

      On November 8, 1996, the last business day before the execution of the Merger Agreement was publicly announced, the closing price and high and low share prices of the Common Shares on the NASDAQ National Market were $5.25, $5.25 and $5.25, respectively per share. On January 20, 1997, the closing price of the Common Shares on the NASDAQ National Market was $6.00 per share. Holders of Common Shares are urged to obtain a current market quotation for their Common Shares.

      If and when the Merger is approved, it is currently anticipated that the Merger will be completed in February or March, 1997.


SUMMARY SELECTED CONSOLIDATED FINANCIAL DATA OF THE COMPANY

      The following summarizes certain selected consolidated historical financial data of the Company and is qualified in its entirety by the more detailed information contained elsewhere in this Proxy Statement including "Selected Consolidated Financial Data of the Company." Additionally, the selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements of the Company, related notes and other financial information incorporated by reference into this Proxy Statement. The selected consolidated financial data as of December 31 and for each of the years in the five (5) year period ended December 31, 1995, have been derived from the Company's consolidated financial statements, which have been audited. Results of interim periods are not necessarily indicative of results to be expected for the year.

                                         THE STROBER ORGANIZATION, INC.

                          (In  thousands  of  dollars, except  per  share data)

                                   Nine Months Ended                                 Year Ended December 31,
                                      (Unaudited)                                          (Unaudited)
                                Sept. 30,      Sept. 30,        1995           1994           1993           1992           1991
                                  1996           1995
INCOME STATEMENT DATA:
Net sales                       $100,898         96,066       125,813        125,378        118,975        104,812         90,150
Gross profit                      26,676         25,242        33,186         32,670         31,703         27,787         24,897
Net income (loss)                  2,611          2,360         3,082          2,576          1,650          (763)        (2,072)
Net income (loss) per share   $     0.51           0.45          0.59           0.50           0.33         (0.15)         (0.41)
Weighted average number of         5,159          5,264         5,247          5,165          5,031          5,021	    5,044
 shares outstanding
OTHER DATA:
Ratio of earnings to fixed          6.1X                         5.5X    3.2X
charges
BALANCE SHEET DATA:
Working capital                                                23,691         21,844         20,158         22,032         24,769
                                 $25,985         23,593
Total assets                      53,731         46,725        44,544         42,649         44,328         43,145         47,814
Long-term debt less current        2,669          1,088         1,224          1,171          2,407          8,584	   11,551
installments
Stockholders' equity(1)           36,169         33,065        33,524         30,687         28,569         26,511         27,265
Book value per share(2)             7.19           6.53          6.72           6.07           5.54           5.28           5.43
Tangible book value(3)            29,600         26,287        26,798         23,751         21,424         19,098         18,942
Tangible book value per         $   5.89           5.19          5.37           4.70           4.15           3.80           3.77
share(2)


(1)     Does not give effect to the exercise of outstanding options.

(2) Based on Common Shares outstanding (excluding treasury shares) at the Balance Sheet date.

(3)     Stockholders equity less intangible assets.

SUMMARY UNAUDITED PROJECTED SELECTED CONSOLIDATED FINANCIAL DATA OF THE COMPANY

      The following summarizes certain unaudited selected projected consolidated financial data of the Company if the Merger was not to take place and is qualified in its entirety by the more detailed information contained in this Proxy Statement including "Unaudited Projected Selected Consolidated Financial Data of the Company." Additionally, the projected selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements of the Company, related notes and other financial information incorporated by reference into this Proxy Statement. The Company's independent public accountants have not examined the projected selected consolidated financial data presented and do not express an opinion or any other form of assurance thereon.

      The projections appearing on this page are forward looking statements. Although the projections represent the best estimate of the Company, for which the Company believes it had a reasonable basis as of the time of the preparation thereof, of the results of operations and financial position of the Company, they are only an estimate, and actual results may vary considerably. Consequently, the inclusion of the projection information herein should not be regarded as a representation by the Company or any other entity or person that the projection results will be achieved. Readers are cautioned not to place undue reliance on this data.


                                         THE STROBER ORGANIZATION, INC.

                             (In thousands of dollars, except percentage and
						per share data)

                                      Three Months Ended                 Year Ended
                                          (Unaudited)                   December 31,
                                                                         (Unaudited)
                                Dec. 31,             Dec. 31,               1997
                                  1996                 1995
INCOME STATEMENT DATA:
Net sales                          $37,200               29,747             143,540
Gross profit                         9,900                7,943              37,607
Net income                             777                  721               3,796
Net income per share               $  0.14                 0.14                0.70
Weighted average number of           5,394                5,195		      5,394
 shares outstanding
BALANCE SHEET DATA:
Working capital                    $25,992               23,691              30,369
Total assets                        52,571               44,544              56,708
Long-term debt less current          2,498                1,224   	      4,338
installments
Stockholders' equity(1)             37,213               33,524              40,010
Book value per share                  7.16                 6.72                7.70
Tangible book value(2)              30,697               26,798              33,704
Tangible book value per share     $   5.91                 5.37                6.49

____________________________________

(1) Assumes the exercise on October 1, 1996 of all options that expire on December 31, 1996 for an aggregate of 166,751 Common Shares with an aggregate exercise price of $266,658 resulting in total outstanding Common Shares of 5,194,198.

(2)     Stockholders equity less intangible assets.

SUMMARY UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY

      The following unaudited pro forma consolidated financial statements have been prepared by presenting the consolidated financial statements of the Company on the assumptions that the Merger was effective as of September 30, 1996 for the pro forma consolidated balance sheet and as of the beginning of the respective year of each income statement presented below. This summary below should be read in conjunction with the historical consolidated financial statements of the Company and the related notes thereto, incorporated by reference into this Proxy Statement. The summary unaudited pro forma consolidated financial statements should be read in conjunction with the pro forma consolidated financial statements and the notes thereto beginning on page 48 of this Proxy Statement. Results of the interim period are not necessarily indicative of results to be expected for the year. The unaudited pro forma financial statements are for illustrative purposes only and do not purport to represent what the Company's financial position or results of operations would actually have been had the transaction in fact occurred on the dates indicated, or to project the Company's financial position or results of operations for any future date or period. The adjustments for the pro forma consolidated financial statements are based on available information and upon certain assumptions which management believes are reasonable.


                      SUMMARY UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                                               SEPTEMBER 30, 1996
                                                 (in thousands)

                                                Combined
						Pro Forma
Current assets                                   36,325
Property and equipment, net                       5,513
Goodwill, net                                     5,865
Other assets                                      1,628
Total assets                                     49,331
Current liabilities                              15,066
Long-term debt, less current installments        25,265
Stockholders' equity                              9,000

                 SUMMARY UNAUDITED PRO FORMA CONSOLIDATED  STATEMENTS OF
	   	  			OPERATIONS
                            NINE MONTHS ENDED SEPTEMBER 30, 1996
                                      (in thousands)



                                              	Combined
					      	Pro Forma
Net sales                                       100,898
Gross profit                                     26,676
Income from operations                            4,141
Interest income (expense), net                   (1,756)
Other income (expense)                              476
Net income before tax                             2,861
Net income after tax                              1,660


              SUMMARY UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                                 FOR THE YEAR ENDED DECEMBER 31, 1995
                                            (in thousands)


                                      		Combined
						Pro Forma
Net sales                                       125,813
Gross profit                                     33,186
Income from operations                            5,049
Interest income (expense), net                   (2,308)
Other income (expense)                              (22)
Net income before tax                             2,719
Net income after tax                              1,567

                                       INTRODUCTION


GENERAL

   This Proxy Statement is being furnished to holders of the outstanding common shares, par value $.01 per share (the "COMMON SHARES"), of The Strober
Organization, Inc. (the "COMPANY") in connection with the solicitation of proxies by the Board of Directors of the Company (the "BOARD OF DIRECTORS") for use at a Special Meeting of Stockholders of the Company to be held on February __, 1997, at 10:00 a.m., New York Time, at the offices of Sills Cummis Zuckerman Radin Tischman Epstein & Gross, P.A., The Legal Center, One Riverfront Plaza, 10th Floor, Newark, New Jersey 07102, including any adjournments or postponements thereof (the "SPECIAL MEETING").


THE SPECIAL MEETING

   At the Special Meeting, holders of the Common Shares will consider and vote upon a proposal to approve and adopt an Amended and Restated Agreement and Plan of Merger, dated as of November 11, 1996 (the "MERGER AGREEMENT"), pursuant to which: (a) Hamilton NY Acquisition Corp. ("ACQUISITION SUB"), a Delaware corporation and a wholly owned subsidiary of Hamilton Acquisition LLC, a Delaware limited liability company, ("PURCHASER"), will be merged with and into the Company (the "MERGER") and the entire equity interest in the Company, as the surviving corporation in the Merger (the "SURVIVING CORPORATION"), will be owned by Purchaser; and (b) each Common Share that is outstanding at the effective time of the Merger (the "EFFECTIVE TIME"), other than Common Shares held by the Purchaser and Common Shares in respect of which dissenters' rights have been perfected, will be converted into the right to receive $6.00 per share in cash, without interest (the "MERGER CONSIDERATION"). Common Shares held by Purchaser or the Company, if any, will be cancelled without consideration. Acting on the unanimous recommendation of a special committee of the Board of Directors comprised of four (4) directors, none of whom are executive officers or employees of the Company (the "SPECIAL COMMITTEE"), the Board of Directors of the Company has unanimously approved and adopted the Merger Agreement. The Special Committee and the Board of Directors of the Company unanimously recommend that stockholders vote "FOR" approval and adoption of the Merger Agreement. See "Special Factors -- Recommendation of the Special Committee and Board of Directors of the Company; Fairness of the Merger."


RECORD DATE; QUORUM; REQUIRED VOTE

   The close of business on January 10, 1997 (the "RECORD DATE") has been fixed as the record date for determining holders of Common Shares entitled to vote at the Special Meeting. Each Common Share outstanding on such date is entitled to one vote at the Special Meeting. As of the Record Date 5,194,198 Common Shares were outstanding and held by approximately 471 holders of record. The presence, in person or by proxy, of the holders of a majority of the outstanding Common Shares entitled to vote at the Special Meeting is necessary to constitute a quorum for the transaction of business at the Special Meeting.

   Pursuant to the Delaware General Corporation Law (the "DGCL") and the Company's Restated Certificate of Incorporation, assuming a quorum is present, the affirmative vote of holders of a majority of all of the outstanding Common Shares entitled to vote is required to approve the Merger. Pursuant to a certain Proxy Agreement, dated as of November 11, 1996 (the "PROXY AGREEMENT") eight (8) Company Stockholders holding the right to vote 3,160,941 Common Shares, or approximately 61% of all of the issued and outstanding Common Shares, have granted Purchaser an irrevocable proxy to vote their Common Shares in favor of the Merger, and other matters. For additional information regarding the irrevocable proxy held by Purchaser, see "Special Factors -- Proxy Agreement," "-- Interest of Certain Persons in the Merger" and "Ownership of Common Shares."


PROXIES

   Common Shares represented by properly executed proxies received at or prior to the Special Meeting and which have not been revoked will be voted in accordance with the instructions indicated thereon. If no instructions are indicated on a properly executed proxy, such proxy will be voted "FOR" approval and adoption of the Merger Agreement.

   A Company Stockholder who has given a proxy may revoke such proxy at any time prior to its exercise at the Special Meeting by (i) giving written notice of revocation to the Secretary of the Company, (ii) properly submitting to the Company a duly executed proxy bearing a later date, or (iii) attending the Special Meeting and voting in person. Attendance at the Special Meeting will not in and of itself revoke a proxy. All written notices of revocation and other communications with respect to revocation of proxies should be addressed as follows: The Strober Organization, Inc., Pier 3, Furman Street, Brooklyn, New York 11201, Attention: Secretary.

   If the Special Meeting is adjourned or postponed for any purpose, at any subsequent reconvening of the Special Meeting, all proxies will be voted in the same manner as such proxies would have been voted at the original convening of the meeting (except for any proxies which have theretofore effectively been revoked or withdrawn), notwithstanding that they may have been effectively voted on the same or any other matter at a previous meeting.

   STOCKHOLDERS SHOULD NOT SEND ANY CERTIFICATES REPRESENTING COMMON SHARES WITH THEIR PROXY CARDS. IF THE MERGER IS CONSUMMATED, THE PROCEDURE FOR THE EXCHANGE OF CERTIFICATES REPRESENTING COMMON SHARES WILL BE AS SET FORTH IN THIS PROXY STATEMENT. SEE "THE MERGER -- CONVERSION OF COMMON SHARES AND "-- SURRENDER OF COMMON SHARE CERTIFICATES."


SOLICITATION OF PROXIES

   The cost of solicitation of the proxies from the Company Stockholders contemplated by the Proxy Statement will be paid by the Company. Such cost will include the reimbursement of banks, brokerage firms, nominees, fiduciaries and custodians for the expenses of forwarding solicitation materials to beneficial owners of Common Shares. In addition to the solicitation of proxies by use of mail, the directors, officers and employees of the Company, may solicit proxies personally or by telephone, telegraph or facsimile transmission. Such directors, officers and employees will not be additionally compensated for such solicitation but may be reimbursed for out-of-pocket expenses incurred in connection therewith. In addition, the Company has retained Morrow & Company, New York, New York to assist in soliciting proxies and to provide materials to banks, brokerage firms, nominees, fiduciaries and other custodians. For such services, the Company will pay to Morrow & Company a fee of approximately $7,500, plus expenses.

                                  THE PARTIES

THE COMPANY

   The Company is a supplier of building materials serving professional building contractors out of its eleven (11) building Supply Centers in New York, New Jersey, Connecticut and Pennsylvania. The Company was incorporated in 1986 in Delaware as the parent of the various affiliated companies which had previously conducted the Strober business for more than 80 years. The Company's principal executive offices have recently been relocated to Pier 3, Furman Street, Brooklyn, New York 11201, and its telephone number is (718) 875-9700.


PURCHASER

   Purchaser was organized as a Delaware limited liability company in November 1996 to acquire the Company. Purchaser was formed to acquire the Company and has conducted no activities to date except for those related to the organization of Acquisition Sub and incident to the Merger. Purchaser's principal executive offices are located at 82 Devonshire Street, Boston, Massachusetts 02109, and its telephone number at such location is (617) 563-1301.


ACQUISITION SUB

   Acquisition Sub was incorporated in Delaware in November 1996 to serve as the vehicle through which Purchaser is to acquire the Company. Acquisition Sub has conducted no activities to date except for those incident to the Merger. Acquisition Sub's principal executive offices are located at 82 Devonshire Street, Boston, Massachusetts 02109, and its telephone number at such location is (617) 563-1301.


                                SPECIAL FACTORS

BACKGROUND OF THE MERGER

   The Board was aware that, although the Company had survived the severe recession in the building materials industry in the beginning of the 1990's, the recovery of the real estate market experienced in recent years may not necessarily continue. The Company projected only limited growth in revenues for the next several years and expected continued consolidation of the market in the region in which the Company operates with resulting pressure on the Company's gross operating margins. These factors, together with the seasonality of the building materials industry in the Northeast, and the Company's reliance upon the professional contractor segment of the building materials industry (which often requires the Company to provide trade financing), were all factors which may be the basis for the Company's relatively low price to earnings ratio and public stock price. The underlying basis for the Company undertaking the search and evaluation process described in this section was the Board's belief that there might be strategic alternatives to the Company's present operations that might provide better value for the benefit of all of the Company Stockholders.

   In the third quarter of 1994, Company management prepared detailed financial projections of Company operations through December 31, 1996, summaries of which were circulated to different financial advisors on a confidential basis for their informal assessment as to whether there might exist strategic alternatives that the Company should explore in seeking to enhance value for all of the Company Stockholders. Additional financial and operating information was provided to those financial advisors in order to give them insight as to the Company and to enable them to determine their ability to meet the Company's requirements. At its November 1994 meeting, the Board of
Directors was provided with the respective backgrounds of those financial advisors, management's analysis of their relative strengths and their initial fee and expense requirements. Based on this review, the Board authorized management to continue such discussions with those and other prospective financial advisors as to retaining a financial advisor on the Company's behalf in order to assist in evaluating strategic alternatives to the Company's current course of independent operations and whether the Board could be able to better enhance value for all of the Company Stockholders through alternative means. Discussions with and presentations to such advisors continued but were interrupted by an inquiry from a prospective strategic purchaser in March 1995. Discussions with this strategic purchaser extended to facility tours but finally resulted in such prospective purchaser advising the Company that the Company's operations would prove to be too great an extension from the prospective purchaser's existing business. Following termination of the Company's discussions with the prospective purchaser, at its August 1995 meeting, the Board of Directors reviewed all of the prospective financial advisors and their respective engagement letters and authorized management to negotiate and engage a financial advisor to the Company. Accordingly, on August 16, 1995, the Company retained Hill Thompson to assist the Board of Directors in evaluating alternatives to enhance value for the benefit of all of the Company Stockholders specifically by pursuing the possible sale of the Company in its entirety to a strategic or financial purchaser. The only limitation imposed by the Company on the scope of Hill Thompson's search and evaluation was that although the building materials distributors operating in the Company's market region which were competitors of the Company were aware of the search and evaluation process, upon their inquiry, the information provided them was limited so as to not provide such competitors with key inside confidential information concerning the Company's methods of operations, manpower loading and product mix. Such limitations were not imposed upon building materials distributors operating outside the Company's market region.

   Subsequently, the Company provided Hill Thompson with various requested background materials describing the Company's operations and the Company commenced the preparation of an information memorandum for future distribution to potential prospective purchasers describing the Company's operations, management, product mix, and competitive advantages. Prior to disseminating this memorandum, Hill Thompson prepared an introductory letter describing the industry and the scope of the Company's operations without specifically identifying the Company. This letter was intended to be sent to potentially interested parties.

   In October 1995, before any introductory letters were distributed to prospective purchasers, Frederick Marino made an unsolicited call to Robert J. Gaites, President of the Company, and asked if the Company would be interested in considering a proposal from Mr. Marino for the acquisition of the entire Company. Mr. Marino was familiar with the Company's operations as his former company, Marino Industries, was a supplier of steel products to the Company for resale to professional contractors. After signing a confidentiality agreement with the Company, Mr. Marino was sent a preliminary form of the informational memorandum and Mr. Marino began evaluating the Company and soliciting prospective third party financing participants. The Company advised Mr. Marino that it would not enter into either a letter of intent or an exclusivity agreement with him but would only enter into an adequately financed definitive agreement with a strategic or financial purchaser if the Company determined that a sale would enhance value for the benefit of all of the Company Stockholders.

   In December 1995, the Company and Hill Thompson finalized the informational memorandum and commenced circulating the introductory letter to prospective strategic and financial purchasers. Over the next nine months, this letter was sent to over 245 prospective strategic and financial purchasers. Of these prospective strategic and financial purchasers, 90 entered into a confidentiality agreement, under customary terms, in which they agreed not to use confidential information provided them in the course of their evaluation of the Company. Each entity signing the confidentiality agreement was provided with copies of the informational memorandum, which set forth, among other things, the Company's projections through 1997. After reviewing the memorandum, Hill Thompson asked the initially interested parties whether they desired to continue discussions with the Company including undertaking further due diligence, meeting with Company management and/or viewing Company facilities in the field. Of the interested entities receiving the informational memorandum, twelve (12) such entities sought additional information, review of due diligence data rooms and/or tours of the Company facilities.

   One of these interested entities raised the possibility of acquiring only a portion of the outstanding Common Shares at $6.00 per Common Share together with a Company buyback of additional Common Shares. This approach was viewed by the Special Committee as not being in the best interest of all of the Company Stockholders.

   As Hill Thompson continued to seek prospective strategic and financing purchasers, the Board determined to publicly announce that it had retained Hill Thompson to conduct a search and evaluation process with the intent of soliciting interest from additional prospective purchasers despite its concerns as to the effect a public announcement would have on the morale of the Company's employees. This announcement was made on February 20, 1996 and elicited additional prospective purchaser contacts to Hill Thompson.

   These additional contacts included the prospective strategic purchaser which had contacted the Company in March 1995. The prospective strategic purchaser again contacted the Company in February 1996, entered into a confidentiality agreement in early March 1996 and was sent the Company's informational memorandum for review. This prospective strategic purchaser sent a due diligence team to review Company facilities and documentation in late April 1996. Drafts of transactional documents were exchanged with this party which would have provided for a 100% tender offer for all of the Company's outstanding Common Shares and the continued employment of Company management in Company operations, all at a still to be negotiated price. This price was understood to range up to as high as $6.30 per Common Share but was subsequently reduced downwards to $6.00 per Common Share to reflect the prospective strategic purchaser's assessment of Company operations. However, before these matters could be presented to the Board for its consideration, the prospective strategic purchaser informed the Company that the Company's operations presented an inherent conflict with its approach to its existing customer base and terminated its discussions with the Company on May 20, 1996.

   Subsequently on May 22, 1996, the Company received a confidential letter from an affiliate of the Purchaser setting forth the affiliate's possible interest in the acquisition of the Company in a tender offer structure at a mutually acceptable price in which Mr. Marino would be the Chief Executive Officer of Company or any successor to the Company after the proposed acquisition. Extensive discussions were had with the affiliates of the Purchaser over the next several months as to the structure of any possible transaction and the pre-conditions which the affiliates would seek to have in place prior to the negotiation and execution of definitive agreements including the Purchaser affiliates' desire to obtain an exclusivity agreement and recovery of transaction costs in the event the Company was subject to material environmental remediation costs or in certain other situations. Although the Company refused to enter into an exclusivity agreement, the Purchaser's affiliates and the Company subsequently agreed to jointly pay the costs of undertaking phase I and II environmental investigations of the Company's facilities. There were then extended discussions as to the most effective structure of the transaction, each of which had different implications as to the effect of several possible pre-conditions to the negotiation and execution of definitive agreements. During this period, the Company agreed that if it were to enter into an exclusivity agreement or a definitive agreement with another party that it would reimburse the Purchaser affiliates for a portion of their transaction costs.

   In parallel with these extended discussions, the Company continued to have discussions and undertake due diligence with third parties, one of which discussed the possibility of acquiring all of the Company at a price greater than $4.50 per Common Share but no more than $5.00 per Common Share.

   The foregoing discussions and background were available to the Special Committee during its series of meetings and conference calls held in October and November 1996 prior to making its recommendation to the Board of Directors at its November 8, 1996 meeting.

   This recommendation was accepted by the Board and the definitive transaction agreements, including the Merger Agreement, were executed as of November 11, 1996. See "Special Factors - Recommendation of the Special Committee and Board of Directors of the Company; Fairness of the Merger."

   On November 20, 1996, the Company announced that it had received an unsolicited third party offer to purchase the Company at $6.50 per Common Share and pay for all termination fees and expenses that would have been incurred by the Company in terminating the Merger Agreement with the Purchaser. In furtherance of the Board's fiduciary duties to the Company Stockholders, and as expressly permitted by the Merger Agreement, the Company entered into discussions with, provided information to, and commenced negotiations with this third party. On November 22, 1996, the third party requested that the Company consent to participation by the third party's principal lender in the contemplated third party offer. The Company's consent, waiver and release was sent to the third party that same day in the same form as it was subsequently adopted by the Special Committee. On November 27, 1996, the Company announced that it had been informed by the third party that its unsolicited $6.50 per share offer was withdrawn because the required financing had not been forthcoming.

   On November 27, 1996, the Company announced that a purported Company Stockholder had commenced a lawsuit against the Company and its directors seeking certification as a class action in connection with the Merger Agreement. See "Subsequent Events; Stockholders Litigation."

   On December 5, 1996 the Company announced that it had received an unsolicited third party offer to purchase the Company at $6.50 per Common Share. In furtherance of the Board's fiduciary duties to the Company Stockholders, and as expressly permitted by the Merger Agreement, Company management and members of the Special Committee met with this third party to discuss the implementation of this offer, and the third party and its lender were provided access to all of the Company's due diligence materials. On December 17, 1996, the Company announced that it had been informed by the third party that its unsolicited $6.50 per share offer was withdrawn. Through the date of this Proxy Statement, the Company has not received any other bona fide acquisition proposals for the purchase of all, or a portion of, the Company.


PURPOSE AND STRUCTURE OF THE MERGER

   Purchaser's purpose for the Merger for the reasons described below is to acquire all of the equity interest in the Company represented by the outstanding Common Shares. The Board of Directors will, pursuant to the Merger Agreement, call the Special Meeting to vote to approve and adopt the Merger Agreement. In the Merger, each Common Share will be converted into the right to receive an amount in cash equal to $6.00, without interest.

   In determining to acquire the Common Shares at this time, Purchaser focused on a number of factors including the Company's historic financial results, its financial condition, operation and prospects and the potential for success and/or growth in the Company's geographic market.

   The acquisition of the Common Shares has been structured as a cash merger in order to provide a prompt and orderly transfer of ownership of the equity interest represented by Common Shares to Purchaser.


RECOMMENDATION OF THE SPECIAL COMMITTEE AND BOARD OF DIRECTORS OF THE COMPANY; FAIRNESS OF THE MERGER

   At a meeting held on November 8, 1996, the Special Committee unanimously determined that the terms of the Merger are fair to, and in the best interests of, all of the Company Stockholders, including all unaffiliated Company Stockholders, and recommended that the Board of Directors approve and adopt the Merger Agreement and that the Board of Directors recommend to the Company Stockholders that such stockholders vote to approve and adopt the Merger Agreement. At a meeting held immediately thereafter, at which all of the directors of the Company were present, based on the unanimous recommendation of the Special Committee, the Board of Directors unanimously approved and adopted the Merger Agreement, unanimously determined to recommend to the Company Stockholders that they vote to approve and adopt the Merger Agreement and unanimously determined that the terms of the Merger are fair to, and in the best interests of all of the Company Stockholders. See "Special Factors -- Background of the Merger."

   THE SPECIAL COMMITTEE. In determining to recommend to the Board of Directors that it approve and adopt the Merger Agreement, and in determining, the fairness of the terms of the Merger, the Special Committee considered the following factors, each of which, in the Special Committee's view, supported the Special Committee's determination to recommend the Merger:

   (i)the financial condition, assets, results of operations, business and prospects of the Company, and the risks inherent in achieving those prospects, including the belief of management of the Company, as expressed to the Special Committee and which the Special Committee found to be reasonable, that the Company's prospects were dependent in significant part upon the actions of its suppliers in pricing products to the Company; the ability of the Company to either expand by opening additional yards or making acquisitions of smaller participants in the industry; the possibility of national building material distributors serving professional contractors entering the Company's market area; and the possibility of national building material distributions already in the Company's market area but which essentially only service the retail market (such as Home Depot) expanding their market by seeking to service professional contractors;

   (ii)the terms and conditions of the Merger Agreement, including the amount and form of consideration, the nature of the parties' representations, warranties, covenants and agreements, and the conditions to the obligations of Purchaser and Acquisition Sub under the Merger Agreement including Purchaser's ability to finance the transaction;

   (iii)the belief of the members of the Special Committee that $6.00 per Common Share was the best price that could be obtained from Purchaser;

   (iv)the fact that the $6.00 per Common Share to be received by the Company Stockholders in the Merger represented a substantial premium over the reported average closing price of the Common Shares during the prior five (5) years;

   (v)the opinion of Hill Thompson as to the fairness from a financial point of view of the $6.00 per Common Share to be received by the Company Stockholders and the analyses presented to the Special Committee by Hill Thompson. See "-- Opinion of Financial Advisor - Hill Thompson Capital Markets, Inc.";

   (vi)the stock price and trading volume history of the Common Shares and the fact that such Common Shares are thinly traded; and

   (vii)the availability of dissenters' rights under the DGCL to dissenting Company Stockholders in the Merger.

   In light of the number and variety of factors the Special Committee considered in connection with its evaluation of the Merger, the Special Committee did not find it practicable to assign relative weights to the foregoing factors, and, accordingly, the Special Committee did not do so.

   Although the Special Committee did consider historical trading prices of the Common Shares, the Special Committee did not consider trading prices of the Common Shares for the period from its initial public offering in November 1986 at $12.00 per share to the commencement of the 1989 recession as the real estate industry was significantly restructured during this period with significantly reduced demand in turn significantly reducing the Company's gross margins as compared to the margins it earned prior to the Company's public offering. The Special Committee did consider the discounted cash flow value of the Company as computed by Hill Thompson.

   The Special Committee consulted with Hill Thompson during the course of the Special Committee's deliberations regarding Hill Thompson's financial evaluation of the Company. The Special Committee believed that Hill Thompson's analysis was reasonable.

   The Special Committee believes that the Merger is procedurally fair because:
(i) the Special Committee consists of disinterested directors appointed to represent the interests of, and to negotiate on an arm's length basis with Purchaser on behalf of, the Company Stockholders; and (ii) Hill Thompson, as financial advisor, conducted a wide ranging search for and evaluation of the opportunities identified during this process, and is satisfied with the efforts undertaken to seek to identify prospective purchasers. In addition, the Special Committee believes that the Merger is procedurally fair because the $6.00 per Common Share price and the other terms and conditions of the Merger Agreement resulted from an extensive search and evaluation process which identified Purchaser and from active arm's length bargaining between the Special Committee and Purchaser.

   The Special Committee recognized that the sale of a continuing business often takes place in the ordinary course under circumstances in which (i) operating management owns a significant amount of the business's equity prior to the transaction; (ii) operating management continues to be employed in the business by the purchaser after the transaction; (iii) operating management is afforded the opportunity to invest in the continuing business; and (iv) the prospective purchaser may obtain one or more of a variety of "lock-up" agreements from one or more significant owners of the business to insure the completion of the sale transaction. The interests of operating management and certain significant Company Stockholders as discussed in this Proxy Statement were considered by the Special Committee in its negotiation of this proposed transaction.

   The Special Committee noted that although Company management owned, in the aggregate, approximately 24% of the Company's equity, the negotiation of the Merger Agreement including the terms of the Merger and the amount and type of consideration was conducted on an arm's length basis by the Special Committee consisting solely of outside directors. Further, it was not a condition of the Merger Agreement that terms of employment be reached between the Purchaser and Company management and it was noted that the Company did not have any existing employment agreements with Company management that could be assigned to the Purchaser. Although the Purchaser may afford certain members of Company management the opportunity to invest in up to an aggregate of $750,000 of Purchaser capital, it was not a condition of the Merger Agreement that any Company Stockholder or member of Company management make such an investment. Further, the grant of the voting power to the Purchaser by certain significant Company Stockholders pursuant to the Proxy Agreement was made only after the negotiation of the terms of the Merger, and the voting power granted to the Purchaser by the Proxy Agreement would be terminated if the Company determined that a superior proposal existed and the Company unilaterally terminated the Merger Agreement. Finally, the Special Committee obtained from the Purchaser a representation and warranty that, although the Purchaser might enter into employment arrangements with members of Company management prior to the Effective Time, during the negotiations and prior to the execution of the Merger Agreement, there were no agreements, arrangements or understandings between Company management and/or Company Stockholders on the one hand, and the Purchaser or its affiliates on the other hand that could result in any payment (cash or otherwise) to such members of Company management or Company Stockholder other than the Merger Consideration. Accordingly, the Special Committee did not believe that the presence of these circumstances in the proposed transaction impaired the fairness of the transaction.

   THE BOARD OF DIRECTORS OF THE COMPANY. The Board of Directors has determined, following the unanimous recommendation of the Special Committee and the receipt from Hill Thompson of its written opinion dated November 7, 1996 to the effect that the Merger is fair to the Company Stockholders from a financial point of view, that the Merger is fair to, and in the best interests of, all of the Company Stockholders, including all unaffiliated Company Stockholders, has approved and adopted the Merger Agreement, and recommends that all of the Company Stockholders vote to approve and adopt the Merger Agreement. Messrs. Gaites and Yanuklis initially abstained from voting in the matter based on the potential conflict arising from their ongoing interest in the Purchaser which had been fully disclosed to the Special Committee.

   After the Board approved the Merger, by a vote of five in favor and Messrs. Gaites and Yanuklis abstaining, Messrs. Gaites and Yanuklis noted for the minutes their determination that the Merger was fair to and in the best interests of all of the Company Stockholders and that the minutes reflect that the entire Board was unanimous in this determination.

   The Merger is not structured so that approval of at least a majority of unaffiliated Company Stockholders is required. A majority of directors who are not employees of the Company did not retain an unaffiliated representative to act solely on behalf of unaffiliated Company Stockholders for the purposes of negotiating the terms of the Merger and/or preparing a report concerning the fairness of the Merger.

   PURCHASER.   The  Purchaser  did  not  have any involvement in  the  Special
Committee's evaluation of the fairness of the Merger to the Company Stockholders and did not undertake any formal evaluation of its own as to the fairness to the Company Stockholders.

OPINION OF FINANCIAL ADVISOR -- HILL THOMPSON CAPITAL MARKETS, INC.

   HILL THOMPSON CAPITAL MARKETS, INC. The Company retained Hill Thompson Capital Markets, Inc. ("HILL THOMPSON") to act as financial advisor to the Company in connection with the Merger and has assisted the Board of Directors of the Company in its review of the fairness from a financial point of view of the consideration to be received by the Company Stockholders. Hill Thompson was retained based on its experience in connection with mergers and acquisitions and in securities valuations generally as well as Hill Thompson's familiarity with relevant markets and the Company. THE COMPLETE TEXT OF HILL THOMPSON'S OPINION IS ATTACHED HERETO AS ANNEX B AND THE SUMMARY OF THE OPINION SET FORTH BELOW IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH OPINION. THE COMPANY'S STOCKHOLDERS ARE URGED TO READ SUCH OPINION CAREFULLY AND IN ITS ENTIRETY FOR A DESCRIPTION OF THE PROCEDURES FOLLOWED, THE FACTORS CONSIDERED AND THE ASSUMPTIONS MADE BY HILL THOMPSON.

   On November 8, 1996, Hill Thompson delivered to the Company's Board its written opinion dated November 7, 1996 to the effect that, as of such date and based on matters described therein, the Merger is fair to the Company Stockholders from a financial point of view. Hill Thompson orally confirmed such opinion to the Board as of the date of its delivery, and subsequently consented to its inclusion in the Proxy Statement. Hill Thompson did not determine the amount of consideration to be paid in the Merger, but rather the consideration was offered by the Purchaser and negotiated by the Special Committee. Hill Thompson's opinion to the Company's Board addresses only the fairness from a financial point of view of the Merger, and does not constitute a recommendation to the Company Stockholders as to how such Stockholders should vote at the Special Meeting. Hill Thompson expresses no opinion as to the tax consequences of the Merger and Hill Thompson's opinion as to the fairness of the Merger does not take into account the tax status or position of any particular Company Stockholder.

   In connection with its opinion, Hill Thompson reviewed, among other things, the Merger Agreement; the Company's Annual Reports to Stockholders, Annual Reports on Form 10-K of the Company, and related financial information for each of the last five fiscal years ended December 31, 1995; Quarterly Reports on Form 10-Q and the related unaudited financial information for the quarterly periods ending March 31, 1996 and June 30, 1996 and a preliminary draft quarterly report on Form 10-Q for the quarterly period ending September 30, 1996; certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of the Company furnished to Hill Thompson by the Company; and certain financial information regarding various entities affiliated with the Purchaser furnished by such entities. Hill Thompson also held discussions with members of the senior management of the Company regarding the Company's past and current business operations, financial condition and future prospects. At the request of the Company, Hill Thompson also solicited third party interest with respect to the acquisition of the Company. The only limitation imposed by the Company on the scope of Hill Thompson's search and evaluation was that although the building materials distributors operating in the Company's market region which were competitors of the Company were aware of the search and evaluation process, upon their inquiry, the information provided them was limited so as to not provide such competitors with key inside confidential information concerning the Company's methods of operations, manpower loading and product mix. Such limitations were not imposed upon building materials distributors operating outside the Company's market region. In addition, Hill Thompson reviewed the reported price and trading history of the Company, compared certain financial and stock market information for the Company with similar information for certain other publicly traded companies deemed by it to be comparable to the Company, reviewed the financial terms of certain recent business combinations that Hill Thompson deemed relevant, and performed such other studies and analyses and considered such other information as it considered appropriate.

   The financial forecasts of the Company reviewed by Hill Thompson were prepared by the management of the Company. Such forecasts were not prepared with a view towards public disclosure and have not been independently verified by Hill Thompson. The forecasts were based on numerous variables and assumptions which are inherently uncertain, including, without, limitation, factors related to industry performance and general business, commodity and economic forecasts. Accordingly, actual results could vary significantly from those set forth in such forecasts.

   In connection with its opinion, Hill Thompson did not independently verify the financial, legal, tax, operating and other information provided by the Company and the various entities affiliated with the Purchaser. Hill Thompson relied upon the assurances of the Company and Purchaser that all such information provided by them, respectively, is complete and accurate in all material respects and that there is no additional information known to either of them that would make information made available to Hill Thompson either incomplete or misleading. Hill Thompson did not make any independent appraisal or valuation of any asset of either company. With respect to the projected financial data of the Company, Hill Thompson assumed that such data have been reasonably prepared and represent the best currently available estimates and judgements of the Company's management as to the future financial performance of the Company.

   In connection with its opinion, Hill Thompson also performed studies, analyses and inquires and considered other information as it considered relevant. In particular, in conducting its analysis and arriving at its opinion as to the fairness, from a financial point of view of the consideration to be received by the Company's Stockholders, rendered to the Company's Board of Directors on November 8, 1996, Hill Thompson performed the following financial analyses:

          (i) DISCOUNTED CASH FLOW ANALYSIS - Based upon the forecasts prepared by the management of the Company, Hill Thompson performed a discounted cash flow analysis to estimate the net present value of future free cash flows as of December 31, 1996 if the Company were to continue to operate on a stand-alone basis. In conducting this analysis, Hill Thompson assumed a discount rate in the range of 13%-16%, derived from a weighted average cost of capital analysis of the Company, and a terminal free cash flow multiple of 12, derived from a review of market multiples of comparable publicly traded companies, to determine the residual value of the Company. The net present value of projected free cash flow, when combined with the terminal values, yielded a total enterprise value in the range of $28.0-$30.8 million. On a fully diluted basis, which would include the proceeds from the conversion of outstanding options, Hill Thompson derived an implied equity value of the Company's Common Shares of $5.16 to $5.64 per share.

        (ii) STOCK PRICE AND TRADING ANALYSIS - Hill Thompson reviewed the trading activity, including price and volume of the Common Shares since January 2, 1987. Hill Thompson noted that since January 31, 1990, the daily closing prices of the Common Shares ranged from a high of $6.00 per share on November 11, 1993 to a low of $.875 per share on December 18-20, 1990. Hill Thompson also noted that from the period beginning January 31, 1990 and ending on November 6, 1996, the Common Shares have traded at or below $4 per share for 77% of all trading days during this period and have traded at or below $5 per share for 98% of all trading days during this period. In addition, Hill Thompson compared the indexed performance of the Common Shares and the NASDAQ Index since 1989. The detailed information of the indexed performance of the Company's Common Shares and the NASDAQ Index is included in Annex E. Hill Thompson noted that the Company's Common Shares had been under-performing the market during this period. Hill Thompson believes that the results of the above stock price and trading analysis support Hill Thompson's conclusion as to the fairness of the Merger Consideration to the Company Stockholders from a financial point of view.

       (iii) ANALYSIS OF COMPARABLE PUBLICLY TRADED COMPANIES - Hill Thompson compared certain financial data and multiples of income statement parameters accorded to other publicly-traded companies that Hill Thompson deemed comparable to the Company. Financial data compared included market capitalization, total capitalization, revenues, gross profit, EBIT (earnings before interest and taxes), EBITDA (earnings before interest, taxes, depreciation and amortization), net income, book value, gross margin, EBIT margin, EBITDA margin, net margin, and debt to equity ratio. Multiples compared included total capitalization to revenue, total capitalization to EBIT, total capitalization to EBITDA, price per share to earnings per share, and market capitalization to book value. Although the comparisons of EBIT, EBITDA and earnings per share were less favorable than the comparisons of revenue and book value, Hill Thompson believed that this was due in part to differences in financial and operating characteristics of the comparable companies and, overall, regarded the conclusions with respect to such comparisons as supportive of its opinion with respect to the fairness from a financial point of view of the consideration to be received by the Company Stockholders. A list of the publicly traded companies that Hill Thompson deemed comparable to the Company and a comparison of their applicable ratios to those of the Company is attached hereto as Annex E.

        (iv) ANALYSIS OF COMPARABLE TRANSACTIONS - Hill Thompson examined publicly available information on acquisition transactions in the past few years, including acquisitions of one comparable public company and one public company with some of the characteristics of the Company. Hill Thompson noted that the premiums paid in these transactions were slightly higher than the premium paid in this transaction (i.e. 17.8% and 17.6% as compared to 14.3%). A summary of these two transactions is set forth in Annex E. Overall, Hill Thompson believes that the result of its comparable transactions analysis support Hill Thompson's conclusion as to the fairness of the Merger Consideration to the Company Stockholders from a financial point of view. However, Hill Thompson concluded that these analyses were less useful because (x) there were only two comparable transactions where public information was available and (y) the possible effect on the Company stock price from the public disclosure on February 20, 1996 of Hill Thompson's retention by the Company for the purpose of advising on strategies to enhance Company Stockholder value.

      The analysis of Comparable Publicly Traded Companies performed by Hill Thompson indicated that the price to earnings ("P/E") ratio of the Company was lower than that of four of the seven other comparable companies listed in Annex
E. Hill Thompson recognized that if the Company's value was determined by the use of the average P/E ratio of other building material distributors as applied to the Company's earnings, then a higher value would be implied and that this factor taken alone would not support the fairness determination. However, Hill Thompson noted that three of the seven other comparable building material distributors listed in Annex E had losses and thus lower P/E ratios than that of the Company and that the Company's low P/E ratio could be attributed to the Company's business being concentrated in the Northeast and essentially limited to professional contractors which often requires the Company to provide trade financing. On balance, Hill Thompson determined that the comparison of P/E ratios led to mixed results and, accordingly, should be viewed as not being supportive of its conclusion as to the fairness of the Merger Consideration to the Company Stockholders from a financial point of view.

      The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, Hill Thompson believes its analyses must be considered as a whole and that considering any portion of such analyses and of the factors considered, without considering all analyses and current factors, could create a misleading or incomplete view of the process underlying the opinion. In its analyses, Hill Thompson made numerous assumptions with respect to industry performance, general business and other conditions and matters, many of which are beyond the Company's control. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. Hill Thompson's opinion is based on market, economic and other conditions that exist and can be evaluated as of the date of its opinion, and on information available to it as of such date.

      Hill Thompson is a 65 year old, New York based investment banking firm. As part of its investment banking business, Hill Thompson is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwriting, secondary distributions of listed and unlisted securities, private placements and other purposes.

      Pursuant to a letter agreement dated August 16, 1995 (the "ENGAGEMENT LETTER"), the Company engaged Hill Thompson to act as the Company's financial advisor in connection with a possible Sale Transaction (as defined in the Engagement Letter) to enhance the value of the Company in a manner satisfactory to the Company Stockholders. Pursuant to the terms of the Engagement Letter, it was agreed that the Company would pay Hill Thompson (a) a $20,000 non-refundable retainer (the "RETAINER"); (b) a fee equal to 1.5% of the first $20 million of the Aggregate Consideration (as defined in the Engagement Letter) received in connection with any Sale Transaction and 2% of the balance of said Aggregate Consideration (less the Retainer), with a minimum fee of $150,000; and (c) a fee in connection with the rendering of its opinion of $62,500. It was further agreed that the Company would reimburse Hill Thompson for its reasonable out-of-pocket fees and expenses, including professional fees and disbursements, and indemnify Hill Thompson against certain liabilities. In the event the Merger is consummated, Hill Thompson will be paid an aggregate fee of approximately $609,770 by the Company.


SOURCES AND AMOUNT OF FUNDS; PAYMENT FOR COMMON SHARES

      The total amount of funds to be used to purchase the Common Shares and terminate all then outstanding options for Common Shares following the Effective Time of the Merger is $32,363,510. The Purchaser has delivered to the Company copies of commitment letters (the "FINANCING LETTERS") expiring February 28, 1997 from Congress Financial Corporation (the "CONGRESS LETTER") and CoreStates Financial Corp. (the "CORESTATES LETTER"). Under the terms of the Congress Letter, the Surviving Corporation will be provided with a $25 million revolving line of credit with a minimum three (3) year term (the "CREDIT LINE"). The Credit Line provides an interest rate of 1% per annum above the rate announced from time to time by CoreStates Bank, N.A. as its "prime rate" or, at the Surviving Corporation's option, a rate of 3.25% per annum above, the adjusted Eurodollar rate used by Congress Financial Corporation. The Credit Line will be secured by a first security interest in and lien upon all of the existing and future assets of the Surviving Corporation and any of its subsidiaries and will be guaranteed by the Surviving Corporation and any of its subsidiaries. Under the terms of the CoreStates Letter, an aggregate of $4 million will be provided through the issuance of subordinated amortizing six (6) year notes (the "NOTES"). The Notes provide an interest rate of 6.50% in excess of the yield on five year treasury notes (and may be fixed by Purchaser), are secured by a second lien on all of the accounts receivable and inventory of the Surviving Corporation of its subsidiaries and are guaranteed by the Surviving Corporation and any of its subsidiaries. Additionally, pursuant to the CoreStates Letter, the Surviving Corporation will grant to CoreStates Financial Corp. warrants representing the right to purchase up to 10% of the fully diluted outstanding common stock of the Surviving Corporation (the "WARRANTS"). The Warrants will be exercisable for ten (10) years from the date of issuance and will have an exercise price equal to the book value of the Surviving Corporation's stock at the time of issuance. The
Financing Letters currently expire on February 28, 1997. Although the Purchaser has agreed to use its best efforts to obtain financing to consummate the Merger and the obtaining of such financing is not a condition to Purchaser's obligations to consummate the Merger, there can be no assurance that such extension, or alternative financing in lieu of such extension, will be forth. See "The Merger -- Sources and Amounts of Funds; Payment for Common Shares," and "Special Factors -- Fees and Expenses."

      Equity investments in the aggregate of $9 million are also being made in the Purchaser. Purchaser has represented that, assuming satisfaction or waiver of all applicable conditions set forth in the Financing Letters, the debt financing and the equity investment will provide sufficient funds to (i) pay the Merger Consideration with respect to all of the Common Shares; and (ii) prepay, redeem, refinance or renegotiate the Company's existing indebtedness, if required to consummate the Merger, and pay any and all fees, expenses, costs and penalties in connection with any such prepayment, redemption, refinancing or renegotiation. Based on the Company's assets as of December 31, 1996, and assuming the closing conditions of the Financing Letters are met, the eligible borrowing base of the Surviving Corporation as it would be defined under the Financing Letters would be sufficient, together with the Purchaser's $9 million of equity and the Company's existing cash balances, so as to pay the Merger Consideration, transaction costs and closing fees. Purchaser has agreed not to amend the Financing Letters (except for possible extensions) without the prior written consent of the Company, which consent shall not be unreasonably withheld. It is currently contemplated that Purchaser may afford certain officers of the Company the opportunity to invest up to an aggregate of
$750,000 of the anticipated $9 million of Purchaser capital for which such members of Company management will receive approximately 8.1% of Purchaser's equity on a fully diluted basis solely as a means to align the interests of management of the Surviving Corporation with the interests of its stockholders. It is not a condition of the Merger that such Company management members make such contribution. In the event such Company management members are afforded the opportunity to invest and elect not to so invest, the remaining equity investments will be made in Purchaser by individuals or entities who are not employed by or on the Board of Directors of the Company. In the event that such Company management members make such equity investments, the investments will be made subsequent to the Effective Date and will be effected by purchasing such equity interests from the Purchaser. The proposed equity investments by members of the Company's management will be made at the same price per share or other equity unit as that made by the other investors in Purchaser. See "Management of Purchaser, Acquisition Sub and the Company --
Directors and Executive Officers (or Equivalent) -- Company Management Participation."


PLANS FOR THE COMPANY AFTER THE MERGER

      Except as indicated in this Proxy Statement, the Purchaser does not have any present plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the sale of the Company or any of its subsidiaries, a sale or transfer of a material amount of assets of the Company or any of its subsidiaries or any material change in the Company's capitalization or any other material changes in the Company's corporate structure. The Purchaser may, following the consummation of the Merger, effect various mergers involving the Surviving Corporation and certain of its subsidiaries with and into various newly formed limited liability companies, corporations or similar entities in order to accomplish certain financial, tax and administrative goals. Those transactions will not result in a change in control of the Purchaser or the Surviving Corporation. Purchaser may also pursue various transactions, both in the Company's geographic region and in areas contiguous thereto, which may result in growth of the Surviving Corporation's business and/or customer base or in Purchaser's acquisition of businesses or assets which complement the Company's existing business and customer base. Any of such transactions may require Purchaser and/or the Surviving Corporation to pursue additional equity investments and/or debt financing in order to consummate such transactions. There can be no assurance that any such transactions will be consummated on terms acceptable to Purchaser, if at all. In addition, the Board of Directors of Acquisition Sub shall be the Board of Directors of the Surviving Corporation. The Board of Directors of the Surviving Corporation will subsequently elect officers of the Surviving Corporation.

      Upon consummation of the Merger, Purchaser intends to retain the Surviving Corporation as a partially-owned or wholly-owned subsidiary of Purchaser and the executive officers of the Surviving Corporation after the Merger will include Frederick Marino as Chairman of the Board and Chief Executive Officer, Robert J. Gaites as Chief Operating Officer, John Yanuklis as Executive Vice President and David Polishook as Chief Financial Officer. Each of the Company's managers in charge of the Company's 11 facilities would also be invited to continue their employment with the Surviving Corporation on substantially similar terms. Purchaser anticipates that the assets, business and operations of the Surviving Corporation will be continued substantially as they are currently being conducted by the Company. Management of Purchaser may, however, cause the Surviving Corporation to make such changes as are deemed appropriate, including investigating potential transactions to enhance the Surviving Corporation's operations after the Merger, and intends to continue to review the Surviving Corporation and its assets, businesses, operations, properties, policies, corporate structure, capitalization and management and to consider if any changes would be desirable in light of the circumstances then existing. In addition, Purchaser intends to continue to review the business of the Surviving Corporation and identify synergies and cost savings. See "-- Interest of Certain Persons in the Merger."


SUBSEQUENT EVENTS; STOCKHOLDER LITIGATION

      As set forth in the Background of the Merger, the Company spent over one year in planning and conducting a search for and evaluation of alternatives to its independent operation to seek to enhance value for the benefit of all Company Stockholders with the result that on November 11, 1996 the Company announced execution of the Merger Agreement providing for the sale of the Company at $6.00 per share.

      On November 22, 1996, an action entitled VICKREY V. THE STROBER ORGANIZATION, INC., ET AL, was commenced in New York State Supreme Court, New York County (Index 96-605853) against the Company and each of the seven directors of the Company seeking certification as a class action. The plaintiff, allegedly a Company Stockholder, alleges upon information and belief that the directors breached their fiduciary and other common law duties by failing to act in good faith to maximize Company Stockholder value in the sale of the Company. Substantively, the complaint alleges that the $6.00 per Common Share sales price would constitute a price/earnings (P/E) ratio of less than 10 and that other companies allegedly within the same industry are consistently priced by the public market at P/E multiples of 10 or higher. Pre-trial discovery has not yet commenced in this case. The Company's management (principal members of which are defendants in the action) believe that the actions of the Board in undertaking its search and evaluation process has resulted in significant enhancement of value for the benefit of all Company Stockholders during which time the Company and its directors have only acted in good faith in accordance with all of their fiduciary duties to the Company Stockholders and accordingly, that the VICKREY action is without merit.

      The VICKREY complaint demands judgement as follows:

      (a) declaring the suit to be a proper class action and certifying plaintiff as representative;

      (b) ordering the individual defendants to carry out their fiduciary duties to plaintiff and the other members of the alleged class by announcing their intention to:

                  (i) cooperate fully with any entity or person having a BONA FIDE interest in proposing any transaction which would maximize Company Stockholder value, including but not limited to, a buy-out or takeover of the Company;
                  (ii) immediately undertake an appropriate evaluation of the Company's worth as a merger/acquisition candidate;
                  (iii) take all appropriate  steps  to  enhance  the Company's value and attractiveness as a merger/acquisition candidate;
                  (iv) take all appropriate steps to effectively expose the Company to the marketplace in an effort to create an active auction of the Company;
                  (v)   act independently  so  that the interests of the public
            Company                                               Stockholders
            will be protected; and
                  (vi) adequately ensure that no conflicts of interest exist between the individual defendant's own interests and their fiduciary obligations to maximize shareholder value and act with entire fairness or, in the event such conflicts exist, to ensure that all conflicts of interest are resolved in the best interests of the public Company Stockholders;

      (c) enjoining the proposed transaction or, if consummated, rescinding it;

      (d) ordering the individual defendants, jointly and severally to account to plaintiff and the alleged class for all damages suffered and to be suffered by them as a result of the acts and transactions alleged;

      (e) awarding plaintiff the costs and disbursements of the VICKREY action, including a reasonable allowance for plaintiff's attorneys' and experts' fees; and

      (f)   granting such other and further relief as may be just and proper.

      On January 8, 1997, all defendants served their answers to the VICKREY action denying the substantive claims made and setting forth defenses including that the complaint fails to state a claim upon which relief can be granted, that the complaint is barred because plaintiff lacks standing to bring the action as a class action, that the claims alleged are derivative in nature and plaintiff has failed to make proper demand upon the Board of Directors of the Company and that the directors have all acted in good faith. Pre-trial discovery in the VICKREY action commenced in mid-January 1997.

      The VICKREY action is a pending legal proceeding that occurred after the execution of the Merger Agreement and may have a materially adverse effect on the Surviving Corporation and its subsidiaries taken as a whole so as to constitute a "Pending Legal Proceeding" as that term is defined in the Merger Agreement. The obligation of the Purchaser to consummate the Merger is subject to the satisfactory termination of any Pending Legal Proceeding (including the VICKREY action) or waiver by the Purchaser of the presence of any such Pending Legal Proceeding. Therefore, there can be no assurance that the Merger will be consummated. In the event the Purchaser elects not to consummate the Merger as a result of a Pending Legal Proceeding, the Purchaser would be obligated to reimburse the Company for the Company Expenses.

      On July 31, 1996, a non-profit organization of local Brooklyn, New York civic associations sought to prevent The Port Authority of New York and New Jersey from leasing Pier 3 on the Brooklyn, New York waterfront to a subsidiary of the Company by filing an action against the Port Authority and the Company in the United States District Court, Eastern District of New York. During the pendency of this action, the Company completed its leasehold improvements at the Pier 3 site and commenced operations there. On January 22, 1997, the Company announced that a decision had been rendered in the case dismissing with prejudice all of the federal claims asserted by the plaintiff. The Court also noted that the Port Authority and the Company had made strong arguments for dismissing the claims that were brought under state law, but the Court declined to exercise supplemental jurisdiction over those claims. Accordingly, the state law claims were dismissed without prejudice.


INTEREST OF CERTAIN PERSONS IN THE MERGER

      In considering the recommendation of the Board of Directors of the Company, the Company Stockholders should be aware that certain officers and directors of the Company have certain interests in the Merger, including those referred to below, that present actual or potential conflicts of interest in connection with the Merger. The Special Committee and the Board of Directors were aware of these potential or actual conflicts of interest and considered them along with other matters described under "-- Recommendation of the Special Committee and Board of Directors of the Company; Fairness of the Merger."

      OWNERSHIP OF COMMON SHARES. As of the date of this Proxy Statement, the executive officers and directors of the Company beneficially owned an aggregate of 1,239,101 Common Shares, constituting approximately 24% of the total number of Common Shares then outstanding. Such individuals have informed Purchaser that they intend to vote all of their Common Shares in favor of the Merger. If the Merger is consummated, such persons will receive an aggregate of approximately $8.5 million for their Common Shares and options for Common Shares.

      The following table sets forth, as of the date of this Proxy Statement, the number of Common Shares and options for Common Shares owned by, and the aggregate amounts to be received by, each executive officer and director of the Company who owns any Common Shares pursuant to the Merger. Other than the individuals named below, no executive officer or director of the Company owns any Common Shares.

                                               NUMBER OF COMMON SHARES                                         MERGER CONSIDERATION
DIRECTOR/EXECUTIVE OFFICER                                                              OPTIONS                   TO BE RECEIVED
Robert J. Gaites, Chairman, CEO                  482,136 (1)(2)(17)                   88,053 (3)                    $3,051,452
and President
David W. Bernstein, Director                             29,100 (4)                   50,000 (5)                       262,881
Joseph Mangino, Sr., Director                                10,500                   50,000 (5)                       151,281
Alvin Murstein, Director                                     15,000                   50,000 (5)                       178,281
Emil W. Solimine, Director                               18,500 (6)                   50,000 (5)                       199,281
John Yanuklis, Director and                      476,540 (1)(7)(17)                   73,618 (8)                     2,984,554
Executive Vice President
Eliott Zieky, Director and Senior                             0(16)                   20,867 (9)                      39,763
Vice President
Albert Brower, Senior Vice                      104,231 (1)(12)(17)                   27,637(13)                       674,203
President
David J. Polishook, Chief                                17,000(14)                    60,000(15                       207,938
Financial Officer
Richard Schaefer, Vice President                         77,049(10)                   65,597(11)                       580,880
Richard Young, Senior Vice                                9,045(17)                   20,000(16)                        89,583
President
Edward Zieky, Senior Vice                                     0(17)                   20,867 (9)                        39,763
President
All officers and directors as a                           1,239,101                     576,639                     $8,459,860
group (12 persons)

________________________

      (1) This person is a party to the Proxy Agreement with Purchaser which permits Purchaser to vote this person's Common Shares in favor of the Merger. See "-- Proxy Agreement."

      (2) Includes 147,180 shares held by a charitable remainder trust for the benefit of Mr. Gaites and his spouse and for which Mr. Gaites retains an irrevocable proxy to vote such Common Shares and 2,000 shares held by Mr. Gaites' spouse as trustee for their son. Mr. Gaites disclaims beneficial ownership of such shares. Includes 25,000 Common Shares as a result of the exercise of options that would have expired December 31, 1996. See "Special Factors -- Exercise of Company Stock Options Expiring on December 31, 1996."

      (3) Consists of 25,000, 37,500 and 25,553 of Common Shares subject to presently exercisable options held by Mr. Gaites at exercise prices of $4.75, $3.625 and $4.50 per share which expire on December 31, 1997, March 8, 2000 and March 12, 2001, respectively.

      (4) Includes 100 Common Shares owned by Mr. Bernstein's wife. Mr. Bernstein is also the trustee of a trust established by Sue Strober for the benefit of her son and daughter which holds 180,960 Common Shares for which Ms. Strober retains an irrevocable proxy to vote such Common Shares. Ms. Strober is also a party to the Proxy Agreement. Mr. Bernstein disclaims beneficial ownership of all such Common Shares.

      (5) Consists of 12,500, 18,750 and 18,750 Common Shares subject to presently exercisable options each held by the outside directors at an exercise price of $4.75, $3.625 and $4.50 per share, respectively, which expire on March 9, 1997, March 8, 2000 and March 12, 2001, respectively.

      (6) 1,000 of these Common Shares are owned by Emar, Ltd., of which Mr. Solimine is the sole shareholder and 17,500 of these Common Shares are owned by Deye Limited Partnership of which Mr. Solimine is a general partner.

      (7) Includes 140,000 Common Shares held by a charitable remainder trust for the benefit of Mr. Yanuklis and his spouse for which Mr. Yanuklis retains an irrevocable proxy to vote such Common Shares. Mr. Yanuklis disclaims beneficial ownership of such shares. Includes 23,286 Common Shares as a result of the exercise of options that would have expired December 31, 1996. See "Special Factors -- Exercise of Company Stock Options expiring on December 31, 1996."

      (8) Consists of 22,737, 23,503 and 27,378 Common Shares subject to presently exercisable options held by Mr. Yanuklis at exercise prices of $4.75, $3.625 and $4.50 per share respectively of which expire on December 31, 1997, March 8, 2000 and March 12, 2001, respectively.

      (9) Consists of 1,684, 10,152 and 9,031 of Common Shares subject to a presently exercisable option held by each of Edward and Eliott Zieky at an exercise price of $4.75, $3.625 and $4.50 per share respectively which expire on December 31, 1997, March 8, 2000 and March 12, 2001, respectively.

      (10)   Includes  67,218  Common  Shares as a result of  the  exercise  of
options that would have expired December  31,  1996.   See  "Special Factors --
Exercise of Company Stock Options Expiring on December 31, 1996."

      (11) Consists of 15,789, 27,586 and 22,222 Common Shares subject to presently exercisable options held by Mr. Schaefer at exercise prices of $4.75, $3.625 and $4.50 per share, respectively, which expire on December 31, 1997, March 8, 2000 and March 12, 2001, respectively.

      (12) Includes 25,000 Common Shares held by a charitable remainder trust for which Mr. Brower retains an irrevocable proxy to vote such Common Shares. Excludes 150 shares owned by a relative of Mr. Albert Brower. Mr. Brower disclaims beneficial ownership of such shares. Includes 9,107 Common Shares as a result of the exercise of options that would have expired December 31, 1996. See "Special Factors -- Exercise of Company Stock Options Expiring on December 31, 1996."

      (13) Consists of 8,211, 10,759 and 8,667 Common Shares subject to presently exercisable options held by Mr. Brower at exercise prices of $4.75, $3.625 and $4.50 per share, respectively, which expire on December 31, 1997, March 8, 2000 and March 12, 2001, respectively.

      (14)   Includes  15,000  Common  Shares  as a result of the  exercise  of
options that would have expired December 31, 1996.   See  "Special  Factors  --
Exercise of Company Stock Options Expiring on December 31, 1996."

      (15) Consists of 15,000, 22,500 and 22,500 of Common Shares subject to presently exercisable options held by Mr. Polishook at exercise prices of $4.75, $3.625 and $4.50 per share which expire on December 31, 1997, March 8, 2000 and March 12, 2001, respectively.

      (16) Consists of 5,000, 7,500 and 7,500 of Common Shares subject to presently exercisable options held by Mr. Young at exercise prices of $4.75, $3.625 and $4.50 per share which expire on December 31, 1997, March 8, 2000 and March 12, 2001, respectively.

      (17) The above-named director or member of management is a party to a reorganization agreement dated as of October 1, 1986, as amended, providing such individual with a right of prior notice and first refusal to purchase Common Shares which any other party to the agreement desires to sell. These rights have been waived by each such individual, and by all other individuals holding such rights, in order to enter into the Merger Agreement and the Proxy Agreement and to consummate the transactions contemplated thereby.
                              _______________________________

      DIRECTORS AND OFFICERS. Immediately upon consummation of the Merger, all of the Company's directors will resign. Pursuant to the Merger Agreement, the directors and officers of Acquisition Sub will be the directors and officers of the Surviving Corporation, and the Purchaser will appoint their successors. Subsequent to the closing of the Merger, all of the Company's officers are expected to be employed by the Surviving Corporation. It is currently contemplated that Purchaser may afford certain officers of the Company the opportunity to invest up to an aggregate of $750,000 of the anticipated $9 million of Purchaser capital for which such members of Company management will receive approximately 8.1% of Purchaser's equity on a fully diluted basis solely as a means to align the interests of management of the Surviving Corporation with the interests of its stockholders. It is not a condition of the Merger that such Company management members make such contribution. In the event that such Company management members are afforded the opportunity to invest and make such equity investments, the investments will be made subsequent to the Effective Date and will be effected by purchasing such equity interests from the Purchaser. In the event such Company management members are afforded the opportunity to invest and elect not to so invest, the remaining equity investments will be made in the Purchaser by individuals or entities who are not employed by or on the Board of Directors of the Company. In the event that such Company management members make such equity investments, the investments will be made subsequent to the Effective Date and will be effected by purchasing such equity interests from the Purchaser. The proposed equity investments by members of the Company's management will be made at the same price per share or other equity unit as that made by the other investors in Purchaser. Robert J. Gaites and John Yanuklis, the President and Chief Executive Officer, and an Executive Vice President of the Company, respectively, have each indicated a present intention to invest up to $200,000 in the Purchaser after the completion of the Merger. These executives have advised the Company that in the event the Purchaser affords them an opportunity to invest in the Purchaser, they expect to make all or a portion of such investment. The following persons constitute the remaining members of management who may be afforded the opportunity to invest up to an aggregate of $350,000 in the Purchaser after the completion of the Merger:

                       NAME                       TITLE

        Edward Zieky                  Senior Vice President
        Eliott Zieky                  Director and Senior Vice President
        Richard Schaefer              Vice President
        Nicholas Tenebruso            Vice President of Brooklyn subsidiary
        Robert Groeninger             Vice President of Brooklyn subsidiary
        William Umbach                Vice President of New Jersey subsidiary
        Lawrence Hamershock           Vice President of  Pennsylvania subsidiary
        David Polishook               Chief Financial Officer
        Richard Young                 Vice President

      Neither the Purchaser's initial proposal, nor the negotiations between the Purchaser and the Company which followed, required any member of the Company's management to invest in the Purchaser as a condition to a proposed transaction between the Purchaser and the Company. None of the directors serving on the Special Committee have been nor will be afforded investment opportunities in the Purchaser. The Purchaser has advised the Company that these investment opportunities are being provided solely as a means for establishing incentive to management of the Surviving Corporation by providing them with a small, non-controlling equity stake. See "Special Factors -- Sources and Amount of Funds; Payment for Common Shares," and "Management of Purchaser, Acquisition Sub and the Company -- Directors and Executive Officers (or Equivalent) of Purchaser and Acquisition Sub -- Company Management Participation."

      SPECIAL COMMITTEE. Each member of the Board of Directors who was not, and is not at the present time, an employee of the Company serves on the Special Committee that approved the Merger and its recommendation to the Company stockholders. The Special Committee initially included Robert J. Gaites, the Company's President and Chief Executive Officer. When it became apparent that one of the likely prospective investors would be a financial purchaser and might seek an equity contribution to be made by Company management in connection with the acquisition of the Company, the Committee overseeing the search and evaluation process was reconstituted with the resignation of Mr. Gaites, so that the Special Committee would have only members who were outside directors and not employees of the Company.
Accordingly, the Special Committee that approved the Merger and its recommendation to the Company Stockholders consists of Messrs. Bernstein, Mangino, Murstein and Solimine. In accordance with existing Board compensation policies, each member of the Special Committee has been paid $1,000 for each meeting attended in person and $250 for each meeting held by teleconference of the Special Committee. From August 1995 through the date of this Proxy Statement, the Special Committee has been paid an aggregate of $17,000 for their efforts. This compensation arrangement is in accordance with the Company's existing policies and is intended to compensate the members thereof for the significant additional time commitment that would be required of them in connection with fulfilling their duties and responsibilities as members of the Special Committee and is payable without regard to whether the Special Committee approved the Merger or whether the Merger is consummated.

      INDEMNIFICATION AND INSURANCE. Purchaser has agreed in the Merger Agreement that all rights to indemnification or exculpation existing in favor of, and all limitations on the personal liability of, the directors, officers, employees and agents of the Company provided for in the Company's Certificate of Incorporation and in each subsidiaries' certificate of incorporation (or similar organizational document) or their respective By-laws as in effect as of the date of the Merger Agreement with respect to matters occurring prior to the Effective Time shall survive the Merger and continue without amendment in full force and effect for a period of not less than six (6) years from the Closing; PROVIDED; HOWEVER, that all rights to indemnification in respect of any claims (a "CLAIM") asserted or made within such period shall continue until the disposition of such Claim. Purchaser has further agreed that at or prior to the Effective Time, Purchaser shall also continue the Company's existing directors' and officers' liability insurance coverage for the Company's directors which shall provide such directors with coverage for six years following the Effective Time; PROVIDED, HOWEVER, that the aggregate cost of such policy may not exceed $200,000. Accordingly, the Company has obtained a rider to its existing directors' and officers' insurance policy which, for a one-time premium payment of $178,000 would provide for such coverage. The Company expects to pay such premium immediately prior to the Effective Time. See "The Merger -- Officers' and Directors' Insurance; Indemnification."

      SEVERANCE ARRANGEMENTS. The Company and its Chief Financial Officer, David J. Polishook, are parties to a Severance and Non-Competition Agreement dated as of January 1, 1995, pursuant to which, among other things, Mr. Polishook is entitled to certain benefits if subsequent to a Change in Control of the Company (as defined in the agreement), (a) Mr. Polishook terminates his employment for Good Reason (as defined in the agreement) or (b) the Company terminates Mr. Polishook's employment. Such benefits include (a) Mr. Polishook's base salary, as of the date of employment termination, on a bi-weekly basis, for a period of two years (with a possible reduction under certain circumstances); (b) the maintenance for a period of two years after employment termination (with certain exceptions) of insurance benefits; and (c) all outstanding and unexpired Company stock options held by Mr. Polishook that are not then exercisable shall become immediately exercisable.

      REORGANIZATION AGREEMENT. Under a reorganization agreement dated as of October 1, 1986 entered into as part of the Company's initial public offering among the Company, Messrs. Brower, Gaites, Yanuklis, Young, Edward Zieky and Eliott Zieky, two other executive officers and certain other Company stockholders and former officers, in the event the Company terminates without cause the employment of a party to the reorganization agreement, the Company is obligated to engage the terminated party as a consultant for two years with a retainer equal to 75% of that individual's then current base salary. During such period the consultant would be barred from competing against the Company in its existing markets. The parties to the reorganization agreement have waived their rights under the reorganization agreement and have agreed that the reorganization agreement will be terminated as of the Effective Time of the Merger.


EXERCISE OF COMPANY STOCK OPTIONS EXPIRING ON DECEMBER 31, 1996

      At the November 7, 1996 meeting of the Special Committee, the members discussed the circumstances under which Company stock options to purchase an aggregate of 166,751 Common Shares were issued as of December 31, 1991 at an exercise price of $1.125 and as of March 4, 1993 at an exercise price of $1.75 (which in each case, as provided in the applicable stock option plan, was the then current market price of the Common Shares) and would expire on December 31, 1996 in accordance with their respective terms. The Special Committee was advised that (i) if the Merger were successfully consummated, the trading price of the Common Shares prior to the consummation of the Merger would typically not be expected to reach the level of the Merger Consideration; (ii) the exercise of such options was a taxable event to the eight individuals holding such options and that a significant tax withholding payment would by required to be made by such option holders; (iii) closing of any possible transaction resulting from the search and evaluation process would most likely extend beyond December 31, 1996; and (iv) several of the option holders were insiders, who under Company policies could not then buy or sell Common Shares on the market to fund the applicable tax withholding payment. Accordingly, the Special Committee determined to recommend to the Board that the Company offer to loan to these option holders the exercise price of the options together with the tax withholding amount to facilitate their exercise of the options, such loan to bear interest at the Company's rate of borrowing and to be payable upon the sooner of the closing of any sale transaction or one year from the date of loan. The loan would be secured by a pledge of the purchased Common Shares pending repayment of the loan. Upon exercise of such options, the holders of the purchased Common Shares would be entitled to vote such Common Shares. As of the date of this Proxy Statement, all of such holders have borrowed an aggregate of approximately $495,070 from the Company and exercised all such options to purchase an aggregate of 166,751 Common Shares, which Common Shares are held by the Company as collateral for the loan. As three holders of options for 57,393 Common Shares are also signatories of the Proxy Agreement, the exercise of these options had the effect of increasing the number of Common Shares subject to the Proxy Agreement from 3,103,548 Common Shares at the date of execution of the Merger Agreement to 3,160,941 Common Shares as of the date of this Proxy Statement.

      The following table sets forth the names of the option holders who participated in Company financed option exercises, the number of Common Shares received as a result of such exercises, the Merger Consideration to be received for such Common Shares financed by the Company to enable such option holders to exercise those options, and the amount of proceeds to be received by such option holder for such Common Shares following the repayment of such loan.

NAME                      Number of Common Shares        Merger Consideration to         AMOUNT FINANCED         Amount of Proceeds
                           Received Upon Company          be Received for Such           BY THE COMPANY          After Repayment of
                              Financed Option                    Shares                                             Company Loan
                               Exercises (1)
Albert C. Brower                   9,107                            $  54,642            $  26,388                 $  28,254
Robert J. Gaites                  25,000                              150,000               76,750                    73,250
Robert Groeninger                 11,429                               68,574               35,087                    33,487
Robert Merkl                       3,000                               18,000                9,210                     8,790
David J. Polishook                15,000                               90,000               43,956                    46,044
Richard Schaefer                  73,929                              443,574              217,540                   226,034
Nicholas Tenebruso                 6,000                               36,000               18,420                    17,580
John Yanuklis                     23,286                              139,716               67,719                    71,997



      (1) Sets forth the options exercised on December 10, 1996 of which options for an aggregate of 40,250 Common Shares were granted on December 31, 1991, and options for 126,501 Common Shares were granted on March 4, 1993, respectively, at exercise prices of $1.13 per share and $1.75 per share, respectively. All of such Common Shares are pledged to the Company as collateral to secure the loans made by the Company to finance the option exercises.

PROXY AGREEMENT

      In the course of its negotiations with the Company, the Purchaser requested that several of the significant Company Stockholders consider whether it was in the best interests of all of the Company Stockholders for the Company to enter into the Merger Agreement with Purchaser and if so, if such Company Stockholder would enter into the Proxy Agreement dated as of November 11, 1996 (the "PROXY AGREEMENT") pursuant to which the Purchaser would be entitled to vote such Company Stockholders' Common Shares in favor of the Merger. A copy of the Proxy Agreement is set forth in Annex D. The table set forth below identifies each of the Company Stockholders who are a party to the Proxy Agreement; the number of issued and outstanding Common Shares beneficially owned by such persons; the voting power of which shall be voted by the Purchaser; the number of options for Company Shares held by such persons and the aggregate Merger Consideration to be received by such persons. Because any possible exercise of the options listed below would post date the Record Date for the Special Meeting, these options do not represent potential voting power at the Special Meeting.


NAME/CAPACITY                                          COMMON SHARES                     OPTIONS                      MERGER
                                                    BENEFICIALLY OWNED               EXERCISABLE FOR            CONSIDERATION TO BE
Sue Strober, Investor (1)(4)(5)                           948,201                          -0-                       $5,689,206
Robert J. Gaites, Chairman, CEO and                       482,136                        88,053 		      3,051,452
President (2)(4)(5)(6)
John Yanuklis, Director and Executive                     476,540                        73,618			      2,984,554
Vice President (3)(4)(5)(6)
John Guerin, Investor (4)(5)                              422,250                          -0-                        2,533,500
Gordon Sandler, Investor (4)(5)                           399,486                          -0-                        2,396,916
Richard King, Investor (4)(5)                             200,931                          -0-                        1,205,586
Nathan Schwartzberg, Investor (4)(5)                      127,166                          -0-                          762,996
Albert C. Brower, Senior Vice President                   104,231                        27,637                         674,203
(4)(5)(6)(7)
TOTAL:                                                  3,160,941


      (1) Includes an aggregate of 84,650 Common Shares held in trusts of which Ms. Strober is the trustee for her son and daughter and 180,960 Common Shares held in a trust of which Mr. David Bernstein is a trustee for Sue Strober's son and daughter. Includes an aggregate of 91,200 Common Shares which Ms. Strober gave to her son and daughter but Ms. Strober retains an irrevocable proxy to vote such Common Shares. Ms. Strober disclaims beneficial ownership of all such Common Shares. Includes an aggregate of 1,500 Common Shares which have previously been transferred to third parties as a gift but have not yet been registered in such parties' names.

      (2) Excludes 25,000, 37,500 and 25,553 shares of Common Stock subject to presently exercisable options held by Mr. Gaites at exercise prices of $4.75, $3.625 and $4.50 per share, respectively, which expire on December 31, 1997, March 8, 2000 and March 12, 2001, respectively. Includes 147,180 shares held by a charitable remainder trust for the benefit of Mr. Gaites and his spouse and for which Mr. Gaites retains an irrevocable proxy to vote such Common Shares and 2,000 shares held by Mr. Gaites' spouse as trustee for their son. Mr. Gaites disclaims beneficial ownership of such shares.

      (3) Excludes 22,737, 23,503 and 27, 378 shares of Common Stock subject to presently exercisable options held by Mr. Yanuklis at exercise prices of $4.75, $3.625 and $4.50 per share, respectively, of which 22,737 expire on December 31, 1997, 23,503 expire on March 8, 2000 and 27,378 expire on March 12, 2001.
Includes 140,000 Common Shares held by a charitable remainder trust for the benefit of Mr. Yanuklis and his spouse for which Mr. Yanuklis retains an irrevocable proxy to vote such Common Shares.

      (4) The above-named beneficial owner is a party to a reorganization agreement dated as of October 1, 1986 providing such beneficial owner with a right of prior notice and first refusal to purchase shares of the Company's Common Stock which any other party to the agreement desires to sell. These rights have been waived by each such individual, and by all other individuals holding such rights, in order to enter into the Merger Agreement and the Proxy Agreement and to consummate the transactions contemplated thereby. (See "Special Factors -- Interest of Certain Persons in the Merger").

      (5) Such shares are subject to the proxy granted to Purchaser pursuant to the Proxy Agreement. See "Special Factors -- Interest of Certain Persons in the Merger."

      (6) Additional options to purchase 166,751 Common Shares were outstanding at the time the Merger Agreement was executed which by their terms would have expired on December 31, 1996. These 166,751 options have subsequently been exercised and applicable tax withholdings made utilizing loan proceeds from the Company. Of these options, Mr. Gaites borrowed $76,750 from the Company to exercise 25,000 options; Mr. Yanuklis borrowed $67,719 to exercise 23,286 options and Mr. Brower borrowed $26,388 from the Company to exercise 9,107 options. See "Special Factors -- Exercise of Company Stock Options Expiring on December 31, 1996."

      (7) Excludes 8,211, 10,759 and 8,667 Common Shares subject to presently exercisable options held by Mr. Brower at exercise prices of $4.75, $3.624 and $4.50 per share, respectively, which expire on December 31, 1997, March 8, 2000 and March 12, 2001, respectively. Includes 25,000 Common Shares held by a charitable remainder trust for which Mr. Brower retains an irrevocable proxy to vote such Common Shares. Excludes 150 shares owned by a relative of Mr. Albert Brower. Mr. Brower disclaims beneficial ownership of such shares.

      Sue Strober is the spouse of Eric Strober, the grandson of the Company's founder and principal stockholder and chief executive officer of the Company when it went public in November 1986. Ms. Strober succeeded to these Common Shares upon Mr. Strober's death in 1988. Messrs. Guerin, King, Sandler, and Schwartzberg are former directors and Senior Vice Presidents of the Company. All of these persons have entered into customary confidentiality agreements concerning the Company. Mr. Guerin, joined the Company in 1981 and resigned in 1990. Mr. King joined the Company in 1981 and resigned in 1988. Mr. Sandler joined the Company in 1976 and resigned in 1991. Mr. Schwartzberg joined the Company in 1980 and resigned in 1990. At the time of their respective resignations, Messrs. Guerin, King, Sandler and Schwartzberg had 21, 26, 38, and 38 years of experience in the industry, respectively. Each of these five individuals have had no subsequent role in the management of the Company, collectively own 2,098,034 Common Shares or approximately 40% of the outstanding Common Shares and each advised the Company that they believed that it was in the best interests of all of the Company's Stockholders for the Company to enter into the Merger Agreement with Purchaser. In addition, the eight Company Stockholders agreed that if the Merger Agreement were to be terminated because the Company had entered into a binding definitive agreement to effect a superior proposal and those Company Stockholders within six months of the termination of the Merger Agreement subsequently were to sell their Common Shares, then such Company Stockholder would be obligated to pay to Purchaser an amount in cash equal to 50% of the difference between the consideration to be paid in the superior proposal and the Merger Consideration provided under this Merger.


CERTAIN EFFECTS OF THE MERGER

      As a result of the Merger, the entire equity interest of the Company will be owned by Purchaser. Therefore, following the Merger, the Company Stockholders will no longer benefit from any increases in the value of the Company and will no longer bear the risk of any decreases in the value of the Company. Following the Merger, Purchaser will benefit from any increases in the value of the Company and also bear the risk of any decreases in the value of the Company.

      The Company Stockholders will have no continuing interest in the Company following the Merger. As a result, the Common Shares will no longer meet the requirements of the NASDAQ National Market for continued listing and will, therefore, be delisted from the NASDAQ National Market.

      The Common Shares are currently registered as a class of securities under the Securities Exchange Act of 1934 (the "EXCHANGE ACT"). Registration of the Common Shares under the Exchange Act may be terminated upon application of the Company to the Securities and Exchange Commission ("SEC") if the Common Shares are not listed on a national securities exchange or quoted on the NASDAQ National Market and there are fewer than 300 record holders of the Common Shares. Termination of registration of the Common Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to the Company Stockholders and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing trading provisions of
Section 16(b), the requirement of furnishing a proxy statement in connection with stockholders' meetings pursuant to Section 14(a), and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Company. If registration of the Common Shares under the Exchange Act is terminated, the Common Shares would no longer be eligible for listing on the NASDAQ National Market. It is the present intention of the Purchaser to seek to cause the Company to make an application for the termination of the registration of the Common Shares under the Exchange Act as soon as practicable after the Effective Time of the Merger.

      In addition, assuming that Messrs. Gaites and Yanuklis each invest $200,000 in the Purchaser after the completion of the Merger, the interest of Messrs. Gaites and Yanuklis in the Company's tangible book value and net income would decrease from their current respective levels of 9.3% and 9.2% to that of 2% each. Following the Merger, in dollar terms, the respective interests of Messrs. Gaites and Yanuklis in (i) the Company's tangible book value as of September 30, 1996 would decrease from their current respective levels of approximately $2.75 million and $2.72 million to that of approximately $63,000 each and (ii) the Company's net income for the nine months ended September 30, 1996 would decrease from approximately $243,000 and $240,000 to $33,200 each. See "Management of Purchaser, Acquisition Sub and the Company -- Company Management Participation."



CERTAIN FEDERAL INCOME TAX CONSEQUENCES

      The following is a general summary of the material federal income tax consequences of the Merger to the holders of the Common Shares under the law in effect as of the date hereof. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the "CODE"), existing and proposed Treasury Regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to the Company Stockholders as described herein. The following discussion is for general information only, and may not apply to particular categories of holders, such as financial institutions, broker-dealers, tax-exempt entities, holders who acquired their Common Shares pursuant to the exercise of employee stock options or other compensation arrangements with the Company and holders who are not citizens or residents of the United States. THE FOLLOWING SUMMARY WAS PREPARED BY OUTSIDE COUNSEL TO THE COMPANY. THE COMPANY HAS NOT RETAINED AN INDEPENDENT TAX CONSULTANT WITH REGARD TO THE TAX CONSEQUENCES OF THE MERGER. ALL HOLDERS OF THE COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE MERGER TO THEM WITH SPECIFIC REFERENCE TO THEIR PARTICULAR TAX SITUATIONS, INCLUDING SUCH TAX CONSEQUENCES UNDER STATE, LOCAL, FEDERAL AND FOREIGN TAX LAWS.

      The receipt of cash in exchange for Common Shares pursuant to the Merger, and the receipt of cash by a Company Stockholder who exercises his, her or its dissenter's rights under the DGCL, will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local and foreign tax laws. A Company Stockholder will generally recognize gain or loss for federal income tax purposes in an amount equal to the difference between such Company Stockholder's adjusted tax basis in the Common Shares and the amount of cash received in exchange therefor (other than amounts received pursuant to a Company Stockholder's statutory rights of appraisal that are denominated as interest, which amounts would be taxable as ordinary income). Such gain or loss will be a capital gain or loss if such Company Stockholder has held such Common Shares as capital assets within the meaning of Section 1221 of the Code. Such capital gain or loss will be a long-term capital gain or loss if such Company Stockholder has held such Common Shares for more than one year as of the date of exchange. There are certain limitations on the deductibility of capital losses. A Company Stockholder who also owns, directly or by attribution, stock or other equity interest of Purchaser as of the date of exchange should consult such Company Stockholder's own tax advisor regarding the possibility that the cash received will be treated as a dividend.

      Pursuant to the Merger Agreement, either Acquisition Sub or the Company will pay or cause to be paid any real property transfer taxes arising from the Merger. The amount of such taxes paid by either Acquisition Sub or the Company may result in the deemed receipt of additional consideration by Company Stockholders. However, in that event, under Section 164(a) of the Code, a Company Stockholder should reduce the amount realized on the sale by the amount of the tax paid, so that the payment of the tax would have no effect on the amount of gain or loss recognized by the Company Stockholder in the Merger.

      Cash received in exchange for Common Shares in the Merger may be subject to a backup withholding tax at a rate of 31%, unless the relevant Company Stockholder is an exempt recipient or complies with certain identification procedures. Upon the consummation of the Merger, the Company's Paying Agent will forward to each Company Stockholder a Form W-9 which when properly completed and returned would fulfill such identification procedures.


ACCOUNTING TREATMENT

      The Merger will be accounted for as a "purchase", as such term is used under generally accepted accounting principles, for accounting and financial reporting purposes. Accordingly, a determination of the fair value of the Company's assets and liabilities will be made in order to allocate the purchase price to the assets acquired and the liabilities assumed.


FEES AND EXPENSES

      Estimated fees and expenses incurred or to be incurred by the Company in connection with the Merger are approximately as follows:

Investment banking fees and expenses (excluding fairness opinion fee)...$484,770
Investment banking fairness opinion fee...................................62,500
Legal fees and expenses..................................................800,000
SEC filing fee.............................................................6,473
Printing and mailing fees.................................................24,100
Proxy Solicitation Agent fees..............................................7,500
Paying Agent fees..........................................................4,500
Special Committee fees....................................................17,000
Miscellaneous expenses.....................................................3,500
Accounting expenses........................................................7,500
                      ____________
               Total..................................................$1,417,843
                      ____________

      For information regarding Hill Thompson's engagement by the Special Committee, see "Special Factors -- Background of the Merger," "-- Opinion of Financial Advisor -- Hill Thompson Capital Markets, Inc."

      Estimated fees and expenses incurred or to be incurred by or on behalf of Purchaser in connection with the Merger or which may otherwise be paid or payable by the Company or the Surviving Corporation include financial advisory and consulting fees and expenses of $800,000 to be paid to Proteus Financial Group Incorporated ("PROTEUS"); legal fees and expenses of $850,000; accounting fees and expenses of $20,000; financing commitment fees and related expenses of $453,000; and miscellaneous fees and expenses of $190,000.

      Neither Purchaser nor the Company will pay any fees or commissions to any broker or dealer or any other person (other than Hill Thompson, Proteus, the Proxy Solicitation Agent, and the Paying Agent) for soliciting Common Shares pursuant to the Merger. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Company for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.


                                        THE MERGER

GENERAL

      The following is a summary of the Merger Agreement. All references to and summaries of the Merger Agreement in this Proxy Statement are qualified in their entirety by reference to the Merger Agreement, a copy of which is attached hereto as Annex A. The Merger Agreement provides for the merger of Acquisition Sub with and into the Company. The Company will be the Surviving Corporation and it will continue its corporate existence under the laws of the State of Delaware. At the Effective Time, the separate corporate existence of Acquisition Sub shall cease. The Surviving Corporation shall possess all the property, rights, privileges, powers and franchise of Acquisition Sub and the Company and shall assume and become liable for all debts, liabilities, obligations, restrictions, disabilities and duties of the Company and Acquisition Sub.

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

      On November 11, 1996 the Company, Acquisition Sub and the Purchaser entered into the Agreement and Plan of Merger dated November 11, 1996 (the "Original Merger Agreement") pursuant to which Acquisition Sub would be merged with and into the Company with the Company being the surviving corporation in the Merger and the entire equity interest in the Company would be owned by the Purchaser. As a result of the Merger, each outstanding Common Share other than Dissenting Shares would be converted into the right to receive the Merger Consideration of $6.00 in cash, without interest all as more fully described in this Proxy Statement. The Original Merger Agreement included a closing condition with respect to the Hart Scott Rodino Antitrust Improvements Act of 1976 and established a termination date of February 28, 1997. On January 22, 1997 the Original Merger Agreement was amended and restated (the "Merger Agreement") by the Company, Acquisition Sub and the Purchaser to delete the aforementioned closing condition and to extend the termination date to March 31, 1997. A copy of the Merger Agreement as amended and restated is attached hereto as Annex A.


EFFECTIVE TIME

      The Effective Time will occur upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as is specified in the Certificate of Merger. The Certificate of Merger will be filed as promptly as practicable after requisite approval and adoption of the Merger Agreement and the Merger by the Company Stockholders at the Special Meeting is obtained and the other conditions precedent to the consummation of the Merger have been satisfied, or if permissible, waived. See "The Merger -- Conditions to the Merger," and "Termination and Amendment."


CERTIFICATE OF INCORPORATION; BY-LAWS

      At the Effective Time, the Certificate of Incorporation and by-laws of Acquisition Sub or, at the election of Purchaser, of the Company, shall be the Certificate of Incorporation and By-Laws of the Surviving Corporation.


DIRECTORS

      The Directors of Acquisition Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation.


STOCK TRANSFER BOOKS

      At the Effective Time, the Company Share transfer books shall be closed and no transfer of Common Shares may be made thereafter. If after the Effective Time, Certificates are presented to the Surviving Corporation or the Paying Agent, they shall be cancelled and exchanged for the Merger Consideration as provided above (subject to applicable law in the case of Dissenting Shares).


CONVERSION OF COMMON SHARES

      At the Effective Time: (a) each issued and outstanding Common Share immediately prior to the Effective Time other than (i) Treasury Shares, (ii) Common Shares then owned by Purchaser, Acquisition Sub or any other subsidiary of Purchaser, and (iii) Dissenting Shares, shall by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and converted into the right to receive the Merger Consideration, upon surrender of the Certificate that immediately prior to the Effective Time evidenced such Common Share; and (b) each Treasury Share and each Common Share outstanding immediately prior to the Effective Time which is then owned by Purchaser, Acquisition Sub or any other subsidiary of Purchaser shall, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and retired and cease to exist, without any conversion thereof and no payment or distribution shall be made with respect thereto.

      Holders of Common Shares who do not vote in favor of the Merger at the Special Meeting and who shall have properly elected to dissent in the manner provided in Section 262 of the DGCL shall be entitled to payment of the fair value of their Common Shares in accordance with, and subject to the provisions of, Section 262 of the DGCL. See "Appraisal - Rights of Dissenting Stockholders; Waiver of Notice."

      All shares of Common Stock of Acquisition Sub issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and exchangeable for, in the aggregate, one thousand (1,000) validly issued, fully paid and non-assessable shares of common stock, par value $.01, of the Surviving Corporation, which shall constitute all of the issued and outstanding shares of the Surviving Corporation.


COMPANY STOCK OPTIONS

      Commencing at least fifteen (15) days prior to the Effective Time, each option holder shall be entitled to exercise such option and if such options are not so exercised prior to the Effective Time, each such holder shall be entitled to receive from the Company in consideration for cancellation of each such option, a cash payment in an amount equal to the product of (x) the number of Common Shares provided for in such option and (y) the excess, if any, of the Merger Consideration over the exercise price per Common Share provided for in such option.


SOURCE OF FUNDS; PAYMENT FOR COMMON SHARES

      The Purchaser has delivered to the Company copies of commitment letters (the "FINANCING LETTERS") expiring February 28, 1997 from Congress Financial Corporation (the "CONGRESS LETTER") and CoreStates Financial Corp. (the "CORESTATES LETTER"). Under the terms of the Congress Letter, the Surviving Corporation will be provided with a $25 million revolving line of credit secured by a first security interest in and lien upon all of the existing and future assets of the Surviving Corporation and any of its subsidiaries. Under the terms of the CoreStates Letter, an aggregate of $4 million of financing will be provided through the issuance of subordinated amortizing six (6) year notes secured by second liens on the accounts receivable and inventory of the Surviving Corporation and any of its subsidiaries. The Financing Letters currently expire on February 28, 1997. Although the Purchaser has agreed to use its best efforts to obtain financing to consummate the Merger and the obtaining of such financing is not a condition to Purchaser's obligations to consummate the Merger, there can be no assurance that such extension, or alternative financing in lieu of such extension, will be forthcoming. See "The Merger -- Sources and Amount of Funds; Payment for Common Shares," and "Special Factors -- Termination Fees and Expenses." Equity investments in the aggregate of $9 million are also being made in the Purchaser. Purchaser has represented that, assuming satisfaction or waiver of all applicable conditions set forth in the Financing Letters, the debt financing and the equity investment will provide sufficient funds to (i) pay the Merger Consideration with respect to all of the Common Shares; and (ii) prepay, redeem, refinance or renegotiate the Company's existing indebtedness, if required to consummate the Merger, and pay any and all fees, expenses, costs and penalties in connection with any such prepayment, redemption, refinancing or renegotiation. Purchaser has agreed not to amend the Financing Letters (except for possible extensions) without the prior written consent of the Company, which consent shall not be unreasonably withheld. It is currently contemplated that Purchaser may afford certain officers of the Company the opportunity to invest up to an aggregate of $750,000 of the anticipated $9 million of Purchaser capital for which such members of Company management would receive approximately 8.1% of Purchaser's equity on a fully diluted basis solely as a means to align the interests of management of the Surviving Corporation with the interests of its stockholders. It is not a condition of the Merger that such Company management members make such contribution. In the event such Company management members are afforded the opportunity to invest and elect not to so invest, the remaining equity investments will be made in Purchaser by individuals or entities who are not employed by or on the Board of Directors of the Company. The proposed equity investments by members of the Company's management will be made at the same price per share or other equity unit as that made by the other investors in Purchaser. See "Security Ownership of Purchaser and Acquisition Sub."


SURRENDER OF COMMON SHARE CERTIFICATES

      The Purchaser and the Company have designated American Stock Transfer and Trust Company to act as the Paying Agent under the Merger Agreement. Immediately following the Effective Time, Purchaser or Acquisition Sub shall deposit in trust with the Paying Agent, cash in an aggregate amount equal to the product of: (x) the number of Common Shares issued and outstanding on a fully diluted basis immediately prior to the Effective Time (other than Common Shares owned by the Company, Purchaser or Acquisition Sub and Dissenting Shares); and (y) the Merger Consideration (such amount being hereinafter referred to as the "PAYMENT FUND"). The Paying Agent shall, pursuant to irrevocable instructions, make the payments provided for under the Merger Agreement out of the Payment Fund.

      Promptly after the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail to each person who was a record holder of an outstanding certificate or certificates that immediately prior to the Effective Time represented Common Shares (the "CERTIFICATES"), a form letter of transmittal (which shall specify that delivery shall be effected and risk of loss and title to Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent) and instructions for its use in effecting the surrender of such Certificates for payment in accordance with the Merger Agreement. Upon the surrender to the Paying Agent of a Certificate, together with a properly completed and duly executed letter of transmittal, and other documents that are customarily required by letters of transmittal in similar situations, the holder thereof shall be entitled to receive cash in an amount equal to the product of the number of Common Shares formerly represented by such Certificate and the Merger Consideration, less any applicable withholding tax, if any, and such Certificate shall then be cancelled.

      Until surrendered pursuant to the procedures described above, except with respect to Dissenting Shares, each Certificate shall represent solely the right to receive the Merger Consideration, without interest, into which the number of Common Shares formerly represented by such Certificate shall have been converted.

      Promptly following the date which is one year after the Effective Time, the Paying Agent shall return to the Surviving Corporation all cash, certificates and other instruments in its possession that constitute any portion of the Payment Fund and the Paying Agent's duties shall terminate.


REPRESENTATIONS AND WARRANTIES

      The Merger Agreement contains various representations and warranties of Purchaser and Acquisition Sub to the Company including, without limitation, with respect to the following matters: (i) the due organization, valid existence and good standing of Purchaser and Acquisition Sub; (ii) the power and authority of Purchaser and Acquisition Sub to enter into the Merger Agreement and the due authorization of the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby; (iii) that the execution and delivery of the Merger Agreement will not result in a breach of or require any consent or constitute a default under Purchaser's or Acquisition Sub's certificate of incorporation or by-laws or similar governing document or any agreements or contracts to which Purchaser or any of its subsidiaries is a party; (iv) regulatory filings and approvals; (v) the absence of any brokerage fees (other than fees payable to Hill Thompson and Proteus); and (vi) that Purchaser has delivered to the Company true and complete copies of signed letters required by Purchaser with respect to the financing required for the consummation of the transactions contemplated by the Merger Agreement.

      The Merger Agreement also contains various representations and warranties of the Company to Purchaser and Acquisition Sub including, without limitation, with respect to the following matters: (i) the due incorporation, valid existence and good standing of the Company; (ii) the power and authority of the Company to enter into the Merger Agreement and the due authorization of the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby; (iii) that (except as disclosed) the execution and delivery of the Merger Agreement will not result in a breach of or require any consent or constitute a default under the Company's or any of its subsidiaries certificate of incorporation or by-laws or any agreements or contracts to which the Company or any of its subsidiaries is a party; (iv) capitalization of the Company; (v) the accuracy of the Company's filings with the SEC; (vi) the absence of certain changes or events with respect to the Company since December 31, 1995; (vii) the disclosure of certain litigation matters; (viii) the disclosure of all of the Company's and its subsidiaries' employee benefit plans; (ix) labor matters affecting the Company or its subsidiaries; (x) that (except as disclosed) the Company and each of its subsidiaries has paid all material taxes except such as are reserved for in the Company's balance sheet contained in the most recently filed Company report with the SEC and are being contested in good faith by appropriate proceedings and (except as disclosed) neither the IRS nor any other taxing authority or agency is asserting against the Company or any of its subsidiaries any deficiency or claim for additional taxes; (xi) environmental matters; (xii) real property either owned or leased (currently or in the past) by the Company or its subsidiaries; and (xiii) the absence of any brokerage fees (other than fees payable to Hill Thompson). Such representations and warranties are subject in certain cases to specified exceptions and qualifications.


CONDITIONS TO THE MERGER

      Pursuant to the Merger Agreement, the obligations of each of Purchaser, the Acquisition Sub and the Company, to effect the Merger are subject to the following conditions: (a) the Merger Agreement and the transactions contemplated thereby, including the Merger shall have been approved and adopted by the affirmative vote of the Company Stockholders to the extent required by law and the Company's Certificate of Incorporation, (b) all necessary approvals, authorizations and consents of any governmental or regulatory entity required to consummate the Merger shall have been obtained and remain in full force and effect, and all waiting periods relating to such approvals, authorizations and consents shall have expired or been terminated, except where the failure to so obtain will not, either individually or in the aggregate, have a material adverse effect on the Company and its subsidiaries taken as a whole, (c) no preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission nor any statute, rule, regulation or executive order promulgated or enacted by any governmental authority shall be in effect which would (i) make the consummation of the
Merger illegal, or (ii) otherwise restrict, prevent or prohibit the consummation of the transactions contemplated by the Merger Agreement, including the Merger.

      In addition, the obligation of the Company to effect the Merger is also subject to the satisfaction, or waiver by the Company, of the following conditions: (a) each of the representations and warranties of Purchaser and Acquisition Sub in the Merger Agreement which is qualified as to materiality shall be true and correct and each such representation or warranty that is not so qualified shall be true and correct in all material respects and (b) Purchaser and Acquisition Sub shall have performed in all material respects all obligations and complied in all material respects with all of the respective agreements or covenants to be performed or complied with by such party under the Merger Agreement.

      Additionally, the obligations of Purchaser and Acquisition Sub to effect the Merger are also subject to the satisfaction, or waiver by Purchaser and Acquisition Sub, of the following conditions: (a) each of the representations and warranties of the Company in the Merger Agreement which is qualified as to materiality shall be true and correct and each such representation or warranty that is not so qualified shall be true and correct in all material respects;
(b) the Company shall have performed in all material respects all obligations and complied in all material respects with all agreements or covenants of the Company to be performed or complied with by it at or prior to the Effective Date under the Merger Agreement; (c) no pending legal proceeding in (a "PENDING LITIGATION"), or preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or pending in (together with a Pending Litigation a "PENDING LEGAL PROCEEDING"), or issued by, a governmental, regulatory or administrative agency or commission nor any statute, rule, regulation or executive order promulgated or enacted by any governmental authority shall be in effect, which would have certain enumerated effects such as restricting, preventing or prohibiting the ownership or operation by Purchaser (or any of its subsidiaries) of any portion of its or the Surviving Corporation's or its subsidiaries' business, properties or assets which is material to such businesses as a whole, or compelling Purchaser (or any of its subsidiaries) to dispose of or hold separate any portion of the Surviving Corporation's or its subsidiaries' business, properties or assets which is material to such businesses as a whole; (d) there shall not have occurred (i) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange, the American Stock Exchange or the NASDAQ National Market System, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (iii) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States having a significant effect on the functioning of financial markets in the United States, or (iv) any limitation (whether or not mandatory) by any United States governmental authority or agency on the extension of credit by banks or other financial institutions which would have a material adverse effect on Purchaser's ability to borrow sufficient funds as contemplated by the Financing Letters to pay the Merger Consideration; (e) since the date of the Merger Agreement, there shall not have occurred any change having a material adverse effect on the Company and its subsidiaries taken as a whole; (f) the Company shall have obtained all necessary consents of third parties to the consummation of the Merger and the other transactions contemplated by this Agreement; (g) the Company shall have obtained waivers with respect to any default, termination, acceleration of payment or performance or modification clause contained in any contract, agreement, commitment, arrangement, lease, policy or other instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries, or their respective properties or assets is bound which is triggered or otherwise caused by reason of the entering into the Merger Agreement or the consummation of the Merger and the other transactions contemplated by the Merger Agreement; (h) holders of capital stock of the Company shall not have demanded or perfected the right for appraisal of Common Shares representing more than five percent (5%) of an issued and outstanding shares of capital stock of the Company; and (i) Purchaser shall have received satisfactory evidence (x) that holders of all options have consented to the cancellation of such options and (y) that such options and the stock option plans of the Company will terminate at or prior to the Effective Time.


TERMINATION AND AMENDMENT

      The Merger Agreement may be terminated at any time prior to the closing of the Merger (a) by mutual written consent of Purchaser, Acquisition Sub and the Company; (b) by either Purchaser and Acquisition Sub or the Company if the Effective Time shall not have occurred on or before March 31, 1997 or such later date as shall be mutually agreed to in each party's sole discretion; (c) by either Purchaser and Acquisition Sub or the Company if there shall have been a material breach of any of the representations or warranties set forth in the Merger Agreement on the part of the other party, which breach by its nature cannot be cured prior to the Effective Time or within thirty (30) business days following receipt by the breaching party of written notice of such breach from the other party; (d) by either Purchaser and Acquisition Sub or the Company if any United Stated federal or state court of competent jurisdiction shall have issued an injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger, and such injunction or other action shall have become final and non-appealable; (e) by the Company if either Purchaser or Acquisition Sub shall have failed to perform or has breached in any material respect any of its covenants, obligations or agreements under or contained in the Merger Agreement unless the failure to so perform or the breach, as the case may be, has been caused by or results from a breach of the Merger Agreement by the Company; (f) by the Company if the Company enters into a binding definitive agreement to effect a Superior Proposal (as defined in the Merger Agreement); (g) by Purchaser and Acquisition Sub if the Board of Directors of the Company shall have failed to recommend or shall have withdrawn its recommendation or approval of the Merger, or if the Board shall have recommended to the Company Stockholders any acquisition proposal of any other person or shall have resolved to do any of the foregoing; (h) by Purchaser and Acquisition Sub if the Company shall have failed to perform in any material respect any of its covenants, obligations or agreements under or contained in the Merger Agreement unless the failure to so perform or the breach, as the case may be, has been caused by or results from a breach of the Merger Agreement by Purchaser of Acquisition Sub; or (i) by Purchaser and Acquisition Sub if any United States federal or state court of competent jurisdiction shall have issued an injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the enforcement of any of the terms of the Proxy Agreement, and such injunction or other action shall have become final and non-appealable.

      If (x) Purchaser and Acquisition Sub terminate the Merger Agreement (A) pursuant to (g) in the paragraph above or (B) pursuant to (h) in the paragraph above as a result of a willful breach by the Company or (y) if the Company terminates the Merger Agreement pursuant to (f) above, then the Company is required to pay to Purchaser an amount in cash equal to the sum of (i) $1,000,000, plus (ii) Purchaser's and Frederick Marino's out-of-pocket costs and expenses (the "PURCHASER EXPENSES"). If Purchaser and Acquisition Sub terminate the Merger Agreement pursuant to (h) in the paragraph above (except for a termination because of a willful breach by the Company), the Company is required to reimburse Purchaser and Mr. Marino for the Purchaser Expenses. If the Company terminates the Merger Agreement pursuant to (e) in the paragraph above as a result of a willful breach by Purchaser and Acquisition Sub, the Purchaser and Acquisition Sub are required to pay to the Company an amount in cash equal to the sum of (i) $1,000,000, plus (ii) the Company's out-of-pocket costs and expenses (the "COMPANY EXPENSES"). If the Company terminates the Merger Agreement pursuant to (e) in the paragraph above (except for termination because of a willful breach by Purchaser and Acquisition Sub), Purchaser is required to reimburse the Company for the Company Expenses.

      The Merger Agreement may be terminated at any time prior to the Merger and may be amended by the parties in writing at any time before or after approval by the Company Stockholders, provided that after Company Stockholder approval, no amendment may be made which reduces the amount or changes the form of the Merger Consideration or in any way materially adversely affects the rights of the Company Stockholders.


CONDUCT OF BUSINESS PENDING THE MERGER

      Pursuant to the terms of the Merger Agreement, during the period from the date of the Merger Agreement to the Effective Time, with certain exceptions, the Company has agreed that it shall, and shall cause each of its subsidiaries to carry on their respective businesses in the usual, regular and ordinary course, reasonably consistent with past practice, and use their best efforts to preserve intact their present business organizations, keep available the services of their present advisors, managers, officers and employees and preserve their relationships with customers, suppliers, licensors and others having business dealings with them and continue existing contracts (for the term provided in such contracts), provided that the Company shall not be required to make any payments (cash or otherwise) outside the ordinary course or enter into or amend any contractual arrangements or understandings to satisfy the foregoing obligations. Without limiting the generality of the foregoing, neither the Company nor any of its subsidiaries may, with certain exceptions:

      (a)(i) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, (ii) split, combine, or reclassify any of its capital stock or (iii) repurchase, redeem or otherwise acquire any of its securities, except, in the case of clause (iii), for the acquisition of Common Shares from holders of the options in full or partial payment of the exercise price payable by such holders upon exercise of the options outstanding on the date of the Merger Agreement;

      (b)acquire, sell, lease, encumber, transfer or dispose of any assets outside the ordinary course of business which are material to the Company or any of its subsidiaries (whether by asset acquisition, stock acquisition or otherwise);

      (c)(i) incur any indebtedness for borrowed money, guarantee any indebtedness, issue or sell debt securities or warrants or rights to acquire any debt securities, guarantee (or become liable for) any debt of others, make any loans, advances or capital contributions, mortgage, pledge or otherwise encumber any material assets, or create or suffer any material lien thereupon, other than, as to each of the foregoing, in the ordinary course of business reasonably consistent with prior practice or (ii) incur any short-term indebtedness for borrowed money, except, in each such case, pursuant to credit facilities in existence on the date of the Merger Agreement under the terms thereof on the date of the Merger Agreement, which credit facilities have been disclosed in writing to Purchaser and Acquisition Sub prior to the date of the Merger Agreement;

      (d)except as required by law, (i) enter into, adopt, amend or terminate any employee benefit plan, (ii) enter into, adopt, amend, or terminate any agreement, arrangement, plan or policy between the Company or any of its subsidiaries and one or more of their directors or officers, or (iii) except for normal increases in the ordinary course of business reasonably consistent with past practice, increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan or arrangement as in effect as of the date of the Merger Agreement; or

      (e)take certain other actions enumerated in the Merger Agreement.


ADDITIONAL AGREEMENTS

      The Merger Agreement provides that the Company will, as promptly as practicable: (i) prepare; (ii) file with the SEC; (iii) use its best efforts to have cleared by the SEC; and (iv) promptly thereafter mail to its stockholders a Proxy Statement with respect to the Special Meeting of the Company's Stockholders. The Merger Agreement further provides that the Company shall (i) give Purchaser and its counsel a reasonable opportunity to review and comment upon the Proxy Statement prior to its being filed with the SEC; and (ii) give Purchaser and its counsel a reasonable opportunity to review all amendments and supplements to the Proxy Statement and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC and, in the case of the Proxy Statement and any amendments or supplements thereto, prior to its being disseminated to Company stockholders.

      Pursuant to the Merger Agreement, each of the Company, Purchaser and Acquisition Sub shall, as promptly as practicable, prepare and file any other filings required under the Exchange Act or any other federal or state law relating to the Merger and the transactions contemplated therein (including filings, if any, required under the Hart-Scott-Rodino Act) (collectively, "OTHER FILINGS"). In accordance with this provision, each of Purchaser and the Company are required to promptly notify the other of the receipt of any comments on, or any request for amendments or supplements to, the Proxy Statement or any Other Filings by the SEC or any other governmental entity, and each of the Company and Purchaser shall supply the other with copies of all correspondence between it and each of its subsidiaries and representatives. on the one hand, and the SEC or any other appropriate government official, on the other hand, with respect to the Proxy Statement and any of the Other Filings.

      The Merger Agreement imposes upon each of the Company, Purchaser and Acquisition Sub the obligation to use its respective best efforts to obtain and furnish the information required to be included in the Proxy Statement and any Other Filings. Additionally, the Company, after consultation with Purchaser, is obligated to use its best efforts to respond promptly to any comments made by the SEC with respect to the Proxy Statement and any preliminary version thereof. The information provided and to be provided by Purchaser, Acquisition Sub and the Company, respectively, for use in the Proxy Statement shall, on both the date of the Proxy Statement is first mailed to the Company Stockholders and the date such stockholders meeting is held, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the stockholders' meeting which shall have become false or misleading, and shall comply in all material respects as to form and substance with all applicable requirements of law. Pursuant to the Merger Agreement each of Purchaser, the Company, and Acquisition Sub agree to correct promptly any such information provided by it for use in the Proxy Statement which shall have become false or misleading.


OFFICERS' AND DIRECTORS' INSURANCE; INDEMNIFICATION

      The Merger Agreement provides that Purchaser has agreed that all rights to indemnification existing in favor of, and all limitations on the personal liability of, the directors and officers of the Company provided for in the Company's Certificate and in each subsidiary's certificate of incorporation (or similar organizational document) or their respective by-laws as in effect as of the date of the Merger Agreement with respect to matters occurring prior to the Effective Time shall continue without amendment in full force and effect for a period of not less than six (6) years from the Closing; PROVIDED; HOWEVER, that all rights to indemnification in respect of any claims (a "CLAIM") asserted or made within such period shall continue until the disposition of such Claim. The Merger Agreement also provides that Purchaser has agreed that at or prior to the Effective Time, Purchaser shall continue existing directors' and officers' liability insurance coverage for the Company's directors and officers which shall provide such directors and officers with coverage for six years following the Effective Time; PROVIDED, HOWEVER, that the cost of such policy may not exceed $200,000. Subsequently, the Company has obtained an amendment to its existing policy which, for a premium payment of $178,000, will extend the coverage of such policy through April 2003. This premium will be paid only in the event of Company Stockholder approval of the Merger and prior to the Effective Time.


ACCOUNTING TREATMENT

      The Merger will be accounted for as a "purchase," as such term is used under generally accepted accounting principles, for accounting and financial reporting purposes. Accordingly, a determination of the fair value of the Company's assets and liabilities will be made in order to allocate the purchase price to the assets acquired and the liabilities assumed.


REGULATORY APPROVALS

      No federal or state regulatory approvals are required to be obtained, nor any regulatory requirements complied with, in connection with consummation of the Merger by any party to the Merger Agreement, except for the requirements of the DGCL regarding Company Stockholder approvals and consummation of the Merger and the requirements of federal securities law.


                         SUBSEQUENT EVENTS; STOCKHOLDER LITIGATION

      On November 22, 1996, an action entitled VICKREY V. THE STROBER ORGANIZATION, INC., ET AL, was commenced in New York State Supreme Court, New York County (Index 96-605853) against the Company and each of the seven directors of the Company seeking certification as a class action. The plaintiff, allegedly a Company Stockholder, alleges upon information and belief that the directors breached their fiduciary and other common law duties by failing to act in good faith to maximize Company Stockholder value in the sale of the Company. Substantively, the complaint alleges that the $6.00 sales would constitute a price/earnings (P/E) ratio of less than 10 and that other companies allegedly within the same industry are consistently priced by public market at P/E multiples of 10 or higher. Pre-trial discovery has not yet commenced in this case. The Company's management (principal members of which are defendants in the action) believe that the actions of the Board in undertaking its search and evaluation proces since August 1995 has resulted in significant enhancement of value for the benefit of all Company Stockholders during which time the Company and its directors have only acted in good faith in accordance with all of their fiduciary duties to the Company Stockholders and accordingly, that the VICKREY action is without merit.

      The VICKREY complaint demands judgement as follows:

      (a)declaring the suit to be a proper class action and certifying plaintiff as representative;

      (b)ordering the individual defendants to carry out their fiduciary duties to plaintiff and the other members of the alleged class by announcing their intention to:

            (i) cooperate fully with any entity or person having a BONA FIDE interest in proposing any transaction which would maximize Company Stockholder value, including but not limited to, a buy-out or takeover of the Company;
            (ii) immediately undertake an appropriate evaluation of the Company's worth as a merger/acquisition candidate;
            (iii) take all appropriate steps to enhance the Company's value and attractiveness as a merger/acquisition candidate;
            (iv) take all appropriate steps to effectively expose the Company to the marketplace in an effort to create an active auction of the Company;
            (v) act independently so that the interests of the public Company Stockholders will be protected; and
            (vi) adequately ensure that no conflicts of interest exist between the individual defendants' own interests and their fiduciary obligations to maximize shareholder value and act with entire fairness or, in the event such conflicts exist, to ensure that all conflicts of interest are resolved in the best interests of the public Company Stockholders;

      (c)enjoining the proposed transaction or, if consummated, rescinding it;

      (d)ordering the individual defendants, jointly and severally to account to plaintiff and the alleged class for all damages suffered and to be suffered by them as a result of the acts and transactions alleged;

      (e)awarding plaintiff the costs and disbursements of the VICKREY action, including a reasonable allowance for plaintiff's attorneys' and experts' fees; and

      (f)granting such other and further relief as may be just and proper.

      On January 8, 1997, all defendants served their answers to the VICKREY action denying the substantive claims made and setting forth defenses including that the complaint fails to state a claim upon which relief can be granted, that the complaint is barred because plaintiff lacks standing to bring the action as a class action, that the claims alleged are derivative in nature and plaintiff has failed to make proper demand upon the Board of Directors of the Company and that the directors have all acted in good faith. Pre-trial discovery in the VICKREY action commenced in mid-January 1997.

      The VICKREY action is a pending legal proceeding that occurred after the execution of the Merger Agreement and may have a materially adverse effect on the Surviving Corporation and its subsidiaries taken as a whole so as to constitute a "Pending Legal Proceeding" as that term is defined in the Merger Agreement. The obligation of the Purchaser to consummate the Merger is subject to the satisfactory termination of any Pending Legal Proceeding (including the VICKREY action) or waiver by the Purchaser of the presence of any such Pending Legal Proceeding. Therefore, there can be no assurance that the Merger will be consummated. In the event the Purchaser elects not to consummate the Merger as a result of a Pending Legal Proceeding, the Purchaser would be obligated to reimburse the Company for the Company Expenses.

      On July 31, 1996, a non-profit organization of local Brooklyn, New York civic associations sought to prevent The Port Authority of New York and New Jersey from leasing Pier 3 on the Brooklyn, New York waterfront to a subsidiary of the Company by filing an action against the Port Authority and the Company in the United States District Court, Eastern District of New York. During the pendency of this action, the Company completed its leasehold improvements at the Pier 3 site and commenced operations there. On January 22, 1997, the Company announced that a decision had been rendered in the case dismissing with prejudice all of the federal claims asserted by the plaintiff. The Court also noted that the Port Authority and the Company had made strong arguments for dismissing the claims that were brought under state law, but the Court declined to exercise supplemental jurisdiction over those claims. Accordingly, the state law claims were dismissed without prejudice.


                                         APPRAISAL

RIGHTS OF DISSENTING STOCKHOLDERS; WAIVER OF NOTICE

      Company Stockholders who follow the procedures specified in Section 262 of the DGCL ("SECTION 262") will be entitled to have their Common Shares appraised by the Delaware Court of Chancery and to receive payment of the "fair value" of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, as determined by such Court. THE PROCEDURES SET FORTH IN
SECTION 262 SHOULD BE STRICTLY COMPLIED WITH. FAILURE TO FOLLOW ANY OF SUCH PROCEDURES MAY RESULT IN A TERMINATION OR WAIVER OF APPRAISAL RIGHTS UNDER
SECTION 262.

      The following discussion of the provisions of Section 262 is not intended to be a complete statement of its provisions and is qualified in its entirety by reference to the full text of that section, a copy of which is attached as Annex C to this Proxy Statement.

      Under Section 262, a Company Stockholder electing to exercise appraisal rights must both:

         (a) deliver to the Company, before the date of the Special Meeting, a written demand for appraisal of his or her Common Shares which reasonably informs the Company of the identity of the stockholder of record and that such record stockholder intends thereby to demand the appraisal of his or her Common Shares. This written demand is in addition to and separate from any proxy relating to the Merger. Voting against, abstaining from voting or failing to vote on the Merger will not constitute a demand for appraisal within the meaning of Section 262. Such written demand for appraisal should be delivered either in person to the Secretary of the Company or by mail (certified mail, return receipt requested, being the recommended form of transmittal) to the Secretary, at Pier 3 - Furman Street, Brooklyn, New York 11201, prior to the Effective Date; and

         (b) not vote in favor of the Merger. Neither an abstention from voting with respect to, nor failure to vote in person or by proxy against approval of the Merger constitutes a waiver of the rights of a dissenting stockholder.

      Within 10 days after the Effective Time, the Surviving Corporation is required to, and will, notify each Company Stockholder who has satisfied the conditions of Section 262 of the date on which the Merger became effective. Within 120 days after the Effective Time of the Merger, the Surviving Corporation or any such Company Stockholder who has satisfied the conditions of
Section 262 and is otherwise entitled to appraisal rights under Section 262, may file a petition in the Delaware Court of Chancery demanding a determination of the value of the Company Shares held by all Company Stockholders entitled to appraisal rights. If no such petition is filed, appraisal rights will be lost for all Company Stockholders who had previously demanded appraisal of their Common Shares. Company Stockholders seeking to exercise appraisal rights should not assume that the Surviving Corporation will file a petition with respect to the appraisal of the value of their Common Shares or that the Surviving Corporation will initiate any negotiations with respect to the "fair value" of such shares. ACCORDINGLY, COMPANY STOCKHOLDERS WHO WISH TO EXERCISE THEIR APPRAISAL RIGHTS SHOULD REGARD IT AS THEIR OBLIGATION TO TAKE ALL STEPS NECESSARY TO PERFECT THEIR APPRAISAL RIGHTS IN THE MANNER PRESCRIBED IN SECTION 262.

      Within 120 days after the Effective Time, any Company Stockholder who has complied with the provisions of Section 262 is entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Common Shares not approving the Merger and with respect to which demands for appraisal were received by the Surviving Corporation and the number of holders of such shares. Such statement must be mailed within 10 days after the written request therefor has been received by the Surviving Corporation or within 10 days after expiration of the time for delivery of demands for appraisal under Section 262, whichever is later.

      If a petition for an appraisal is timely filed, after a hearing to determine the Company Stockholders entitled to appraisal rights, the Delaware Court of Chancery will appraise the Common Shares owned by such Company Stockholders, determining its fair value, exclusive of any element of value arising from the accomplishment or expectation of the Merger. The Court will direct the payment of the fair value of such Common Shares together with a fair rate of interest, if any, on such fair value to Company Stockholders entitled thereto upon surrender to the Surviving Corporation of share certificates. Upon application of a Company Stockholder, the Court may, in its discretion, order that all or a portion of the expenses incurred by any Company Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro-rata against the value of all the shares entitled to an appraisal.

      Although the Company, Purchaser and Acquisition Sub believe that the Merger Consideration is fair, none of such parties can make any representation as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and Company Stockholders should recognize that such an appraisal could result in a determination of a value that is lower, higher or equivalent to the Merger Consideration.

      Any Company Stockholder  who has demanded an appraisal in compliance with
Section 262 will not, from and after the Effective Time, be entitled to vote his or her Common Shares for any purpose nor be entitled to the payment of dividends or other distributions on his or her Common Shares (other than those payable to stockholders of record at a date prior to the date of the Effective
Time).

      If no petition for an appraisal is filed within the time provided, or if a Company Stockholder delivers to the Company a written withdrawal of his or her demand for an appraisal within 60 days after the Effective Time, then the right of such Company Stockholder to an appraisal will cease and such Company Stockholder shall be entitled to receive the Merger Consideration which he or she would have been entitled had he or she not demanded appraisal of his or her shares. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery will be dismissed as to any Company Stockholder without the approval of the Court, which approval may be conditioned on such terms as the Court deems just.

                                MARKET PRICES AND DIVIDENDS


      The Common Shares are traded on the NASDAQ National Market under the symbol "STRB". Since going public in November 1986, the Company has not paid any dividends. Pursuant to a Credit Agreement dated as of December 9, 1994 between and among the Company, its subsidiaries, and The Chase Manhattan Bank (N.A.), the Company's ability to make and declare dividend payments is conditioned upon the Company not being in default under the Credit Agreement and certain other financial conditions being satisfied, including the conditions that: (i) the fixed charges ratio as of the last day of the fiscal quarter most recently ended prior to the date of dividend payment shall not exceed the ratio of 1 to 1; and (ii) the leverage ratio as at the last day of the fiscal quarter most recently ended prior to the date of dividend payment shall not exceed the ratio of 2 to 1. The Credit Agreement by its terms was to expire on January 31, 1997 but was extended on January 8, 1997 for an additional year ending January 31, 1998. Although there can be no assurance that the proposed transaction will be effected, it is currently anticipated that the Merger will be completed in February, 1997, at which time the Company expects that the Credit Agreement will be terminated by the Surviving Corporation and replaced by the $25 million revolving credit line being obtained by Purchaser to finance the Merger. See "Special Factors -- Sources and Amount of Funds; Payment for Common Shares" and "The Merger -- Sources and Amount of Funds; Payment for Common Shares".

      The following table sets forth, for the calendar periods indicated, the high and low sales prices per Common Share, as quoted on the NASDAQ National Market.

                        SALES PRICES PER COMMON SHARE
CALENDAR PERIODS
                	                	HIGH       LOW
1992
First Quarter        	                       $2 1/8     1 1/4
Second Quarter          	         	2         1 5/8
Third Quarter                   	 	1 3/4     1 1/4
Fourth Quarter                           	2 1/8     1 5/8

1993
First Quarter                                  $2 1/8     1 9/16
Second Quarter                           	2 3/8     1 5/8
Third Quarter                            	3 1/4     2
Fourth Quarter                           	6         3

1994
First Quarter                          	       $5 5/16    3 3/4
Second Quarter                          	4 7/8     3 1/2
Third Quarter                           	4 5/8     2 1/2
Fourth Quarter                          	3 7/8     3 1/8

1995
First Quarter                          	       $4 1/8     3
Second Quarter                          	4 1/2     3 1/4
Third Quarter                           	5 7/8     4
Fourth Quarter                          	4 3/4     3 1/2

1996
First Quarter                          	       $4 5/8     	3 3/8
Second Quarter                          	4 3/4     	3 7/8
Third Quarter                           	5          	3 1/2
Fourth Quarter (10/01/96 through 11/08/96) 	5 3/8		4 5/8
Fourth Quarter (11/11/96 through 12/31/96) 	6 1/8		4 5/8

1997
First Quarter (1/01/97 through 1/20/97) 	6       	5 3/4

      On November 8, 1996, the last full trading day prior to the public announcement that the parties had entered into the Merger Agreement, the last reported closing sale price and high and low share prices per Common Share on the were $5.25, $5.25, and $5.25, respectively. On January 20, 1997, the last reported sale price per Common Share on the NASDAQ National Market was $6.00. Holders of Common Shares are urged to obtain a current market quotation for the Common Shares.

      The Common Shares could be considered to be thinly traded as of the 5,194,198 Common Shares outstanding as of the date of this Proxy Statement, approximately 60% of the Common Shares are held by prior or existing officers and directors of the Company, or by their heirs, and are subject to the Reorganization Agreement dated as of October 1, 1986 which imposes an obligation to provide prior notice of any proposed sale of such Common Shares and provides each of the parties thereto a right of first refusal with respect to the subsequent sale of any such Common Shares. The Company believes that the effect of this has been to tend to limit the number of Common Shares available for active trading on the public market and thus the Common Shares may be characterized as being "thinly-traded" or "illiquid." The
Reorganization Agreement has been waived with respect to this proposed transaction. See "Special Factors -- Interest of Certain Persons in the Merger -- Reorganization Agreement."

                    SELECTED CONSOLIDATED FINANCIAL DATA OF THE COMPANY


      The following table sets forth selected consolidated historical financial data of the Company. The selected financial data should be read in conjunction with the Consolidated Financial Statements of the Company, related notes and other financial information incorporated by reference into this Proxy Statement. The selected financial data at September 30, 1996 and 1995 for the nine month periods then ended is unaudited but includes, in the opinion of management, all adjustments necessary for a fair presentation of the results of operations and the financial position at and for each of the interim periods presented. Operating results for the nine months ended September 30, 1996 are not necessarily indicative of the results to be expected for the full year. The selected consolidated financial data as of December 31 and for each of the years in the five (5) year period ended December 31, 1995, have been derived from the Company's consolidated financial statements, which have been audited. The following summary is qualified in its entirety by reference to such financial statements, related notes and other financial information.

                              THE STROBER ORGANIZATION, INC.

           (In thousands of dollars, except percentage and per share data)

                                   Nine Months Ended                                 Year Ended December 31,
                                      (Unaudited)                                          (Unaudited)
                                Sept. 30,      Sept. 30,        1995           1994           1993           1992           1991
                                  1996           1995
INCOME STATEMENT DATA:
Net sales                       $100,898         96,066       125,813        125,378        118,975        104,812         90,150
Gross profit                      26,676         25,242        33,186         32,670         31,703         27,787         24,897
Gross profit percentage               26%            26%           26%            26%            27%            27%            28%

Selling, general and
administrative                    22,692         21,276        27,858         28,395         28,090         26,955         26,707
  expenses
Amortization of acquisition          157            157           210            210            268            910            910
costs
Income (loss) from operations      3,827          3,809         5,118          4,065          3,345           (78)        (2,720)
Other income (expense)               675            191           230          (332)          (787)          (812)          (686)
Income (loss) before income        4,502          4,000         5,348          3,733          2,558          (890)        (3,406)
tax
Net income (loss)                  2,611          2,360         3,082          2,576          1,650          (763)        (2,072)
Net income (loss) per share   $     0.51           0.45          0.59           0.50           0.33         (0.15)         (0.41)
Weighted average number of         5,159          5,264         5,247          5,165          5,031          5,021          5,044
 shares outstanding

OTHER DATA:
Ratio of earnings to fixed          6.1X                         5.5X    3.2X
charges

BALANCE SHEET DATA:
Working capital                  $25,985         23,593        23,691         21,844         20,158         22,032         24,769
Total assets                      53,731         46,725        44,544         42,649         44,328         43,145         47,814
Long-term debt less current        2,669          1,088         1,224          1,171          2,407          8,584         11,551
installments
Stockholders' equity(1)           36,169         33,065        33,524         30,687         28,569         26,511         27,265
Book value per share(2)             7.19           6.53          6.72           6.07           5.54           5.28           5.43
Tangible book value(3)            29,600         26,287        26,798         23,751         21,424         19,098         18,942
Tangible book value per         $   5.89           5.19          5.37           4.70           4.15           3.80           3.77
share(2)

(1)   Does not give effect to the exercise of outstanding options.
(2) Based on Common Shares outstanding (excluding treasury shares) at the Balance Sheet Date.
(3)   Stockholders equity less intangible assets.

   UNAUDITED PROJECTED SELECTED CONSOLIDATED FINANCIAL DATA OF THE COMPANY


      The Company does not ordinarily make public forecasts as to future sales, earnings or cash flows. However, in connection with its discussions with Purchaser and others concerning the feasibility of the Merger, the Company prepared certain projections of financial performance summarized below for the three months ended December 31, 1996 and 1995, and the year ended December 31, 1997.

      The projections appearing on this page are forward looking statements. The projections are unaudited and were not prepared with a view to complying with published guidelines of the SEC or the American Institute of Certified Public Accountants regarding forecasts or generally accepted accounting principles regarding projections. In addition, because the projections are based on a number of assumptions and are subject to significant uncertainties and contingencies, many of which are beyond the Company's control, there can be no assurance that they will be realized, and actual results may be higher or lower than those shown, possibly by material amounts. The projections were not prepared with a view toward public disclosure and information concerning the projections is included in this Proxy Statement because they were furnished to prospective purchasers and their respective advisors. Although the projections represent the best estimate of the Company, for which the Company believes it had a reasonable basis as of the time of the preparation thereof, of the results of operations and financial position of the Company, they are only an estimate, and actual results may vary considerably. Consequently, the inclusion of the projection information herein should not be regarded as a representation by the Company or any other entity or person that the projection results will be achieved. Readers are cautioned not to place undue reliance on this data. The Company's independent public accountants have not examined the project selected consolidated financial data presented and do not express an opinion or any other form of assurance thereon.

      The projections should be read together with the information contained in the consolidated financial statements and the pro forma selected consolidated financial data incorporated by reference into this Proxy Statement.


                                  THE STROBER ORGANIZATION, INC.

                (In thousands of dollars, except percentage and per share data)

                                      Three Months Ended                 Year Ended
                                          (Unaudited)                   December 31,
                                                                         (Unaudited)
                                Dec. 31,             Dec. 31,               1997
                                  1996                 1995
INCOME STATEMENT DATA:
Net sales                          $37,200               29,747             143,540
Gross profit                         9,900                7,943              37,607
Net income                             777                  721               3,796
Net income per share              $   0.14                 0.14                0.70
Weighted average number of           5,394                5,195		      5,394
 shares outstanding
BALANCE SHEET DATA:
Working capital                    $25,992               23,691              30,369
Total assets                        52,571               44,544              56,708
Long-term debt less current          2,498                1,224   	      4,338
installments
Stockholders' equity(1)             37,213               33,524              40,010
Book value per share                  7.16                 6.72                7.70
Tangible book value(2)              30,697               26,798              33,704
Tangible book value per share     $   5.91                 5.37                6.49

____________________________________

(1) Assumes the exercise on October 1, 1996 of all options that expire on December 31, 1996 for an aggregate of 166,751 Common Shares with an aggregate exercise price of $266,658 resulting in total outstanding Common Shares of 5,194,198.

(2)     Stockholders equity less intangible assets.

           UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY

      Pursuant to the Merger Agreement, Acquisition Sub, a Delaware corporation and a wholly-owned subsidiary of the Purchaser, a Delaware limited liability company, would be merged with and into the Company. The Company would be the surviving corporation in the Merger and the entire equity interest in the Company would be owned by Purchaser. Upon the consummation of the Merger, each Common Share, other than Common Shares held by Purchaser and the Company and Dissenting Shares will be converted into the right to receive $6.00 in cash, without interest. Following the Merger, Purchaser will own 100% of the Surviving Corporation's outstanding capital stock and the Company Stockholders will cease to have any ownership interest in the Company or rights as stockholders.

      The acquisition was accounted for using the purchase method of accounting. The excess of the cost over the book value of net assets acquired ($5,865,000) has been allocated to goodwill as the fair value of the assets acquired approximates their historic value.

      The pro forma consolidated financial statements refer to the period in time after the Merger. The pro forma consolidated financial statements are presented on a different basis of accounting than the historical financial statements and therefore, are not comparable to the historical financial information of the Company. The pro forma consolidated financial statements reflect the effects of purchase accounting, whereby assets and liabilities were adjusted to their estimated fair values at the date of the Merger.

      The following unaudited pro forma consolidated financial statements of the Company have been prepared on the assumptions that the Merger was effective as of September 30, 1996 for the pro forma consolidated balance sheet and as of the beginning of the respective year of each income statement presented below. The pro forma consolidated financial statements are for illustrative purposes only and do not purport to represent what the Company's financial position or results of operations would actually have been had the transaction in fact occurred on the dates indicated, or to project the Company's financial position or results of operations for any future date or period. The adjustments for the pro forma consolidated financial statements are based on available information and upon certain assumptions which management believes are reasonable. The pro forma consolidated financial statements presented below should be read in conjunction with the historical consolidated financial statements of the Company and the related notes thereto, incorporated by reference into this Proxy Statement.

                                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                                               SEPTEMBER 30, 1996
                                                 (in thousands)

                                                         Strober              Hamilton NY            Pro Forma         Combined Pro
                                                       Historical             Acquisition           Adjustments            Forma
ASSETS
Current assets:
   Cash                                                     $ 4,553                0                 (4,553)(a)                   0
   Accounts receivable, net                                  21,988                0                                         21,988
   Inventory                                                 12,880                0                                         12,880
   Deferred income taxes                                        921                0                                            921
   Other current assets                                         536                0                                            536
Total current assets                                         40,878                0                                         36,325
Property and equipment, net                                   5,513                0                                          5,513
Goodwill, net                                                 6,569                0                 (6,569)(b)               5,865
                                                                                                      5,865 (c)
Other assets                                                    771                0                    445 (e)               1,628
                                                                                                        412 (d)
Total assets                                                $53,731                0                                         49,331
LIABILITIES AND STOCKHOLDERS EQUITY
Current liabilities:
   Current installments of long-term debt                  $    725                0                                            725
   Accounts payable                                           8,982                0                                          8,982
   Accrued expenses and taxes                                 5,186                0                    173 (d)               5,359
Total current liabilities                                    14,893                0                                         15,066
Long-term debt, less current installments                     2,669                0                 22,596 (a)              25,265
Total liabilities                                            17,562                0                                         40,331
Stockholders' equity:
   Preferred stock                                                0                0                                              0
   Common stock                                                  52                0                    (52)(c)                   0
                                                                                                      9,000 (a)               9,000
   Additional paid-in capital                                 7,099                0                 (7,099)(c)                   0
   Retained earnings                                         29,801                0                (29,801)(c)                   0
   Less:  Treasury stock at cost                               (783)               0                    783 (c)                   0
Total stockholders' equity                                   36,169                0                                          9,000
Total liabilities and stockholders' equity                  $53,731                0                                         49,331

   See Notes to Unaudited Pro Forma Consolidated Balance Sheet

                    NOTES TO UNAUDITED PRO FORMA  CONSOLIDATED BALANCE SHEET
                                         (in thousands)

(a)To record the following estimated funds to finance the merger:
                           Company cash on hand                 $  4,553
                           Purchaser's equity                      9,000
                           New revolving credit facility          18,596
                           New subordinated note                   4,000
                                                                 $36,149
(b)Represents the elimination of historical goodwill.

(c)Represents the excess of merger consideration and transaction costs in excess of the fair value of the assets and liabilities acquired.

(d)Reclassify a transaction cost previously treated as an operating expense net of income tax effect.

(e)To record deferred financing charges associated to the borrowings under the new revolving credit facility and subordinated note.

                      UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                                    NINE MONTHS ENDED SEPTEMBER 30, 1996
                                               (in thousands)



                                                  Strober               Hamilton NY              Pro Forma
                                                Historical              Acquisition             Adjustments           Combined Pro
                                                (Unaudited)                Corp.                                          Forma
                                                                        (Unaudited)
Net sales                                            $100,898                0                                              100,898
Cost of goods sold                                     74,222                                                                74,222
Gross profit                                           26,676                0                                               26,676
Selling, general and administrative                    22,849                0                         49 (a)                22,535
expenses                                                                                               63 (b)
                                                                                                     (426)(c)
Income from operations                                  3,827                0                                                4,141
Interest expense                                         (156)               0                     (1,759)(d)                (1,915)
Interest income                                           355                0                       (196)(e)                   159
Equity in earnings of joint venture                       182                0                                                  182
Gain on sale of fixed assets and                          294                0                                                  294
other income
Net income before income taxes                          4,502                0                                                2,861
Provision for income taxes                              1,891                0                       (690)(f)                 1,201
Net income                                          $   2,611                0                                                1,660

See Notes To Unaudited Pro Forma Consolidated Statement of Operations


                     UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                                    FOR THE YEAR ENDED DECEMBER 31, 1995
                                               (in thousands)


                                                  Strober               Hamilton NY              Pro Forma            Combined Pro
                                                Historical              Acquisition             Adjustments               Forma
                                                (Unaudited)                Corp.
                                                                        (Unaudited)
Net sales                                            $125,813                0                                              125,813
Cost of goods sold                                     92,627                                                                92,627
Gross profit                                           33,186                0                                               33,186
Selling, general and administrative                    28,068                0                         66 (a)                28,137
expenses                                                                                               83 (b)
                                                                                                      (80)(c)
Income from operations                                  5,118                0                                                5,049
Interest expense                                         (228)               0                     (2,339)(d)                (2,567)
Interest income                                           480                0                       (221)(e)                   259
Equity in earnings of joint venture                         0                0                                                    0
Gain on sale of fixed assets and                          (22)               0                                                  (22)
other income
Net income before income taxes                          5,348                0                                                2,719
Provision for income taxes                              2,266                0                     (1,114)(f)                 1,152
Net income                                          $   3,082                0                                                1,567

                              See Notes To Unaudited Pro Forma Consolidated Statements of Operations

             NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                                           (in thousands)


(a)Represents additional management, servicing and finance auditing fees associated with the financing to fund the merger transaction.
(b)Represents additional amortization of goodwill resulting from the merger. It has been assumed that the merger consideration and transaction costs in excess of the fair value of the Company's assets and liabilities creates goodwill to be amortized over 20 years.
(c)Reflects the elimination of costs associated with the Company's managed sale process.
(d)The following table presents a reconciliation of pro forma interest expenses:

                          (in thousands)                                         Nine Months Ended              Year Ended
                                                                                      9/30/96                    12/31/95
     Historical interest expense                                                             $  156                   228
     Add:
     Interest on revolving line of credit at the assumed rate of                               1313                  1751
     9.25%
     Interest on subordinated note at the assumed rate of 13.25%                                403                   530
     Amortization of deferred financing costs on new debt                                        94                   125
     Deduct:
     Unused line fee and amortization  of deferred financing costs                              -51                   -67
     on retired debt
     Proforma adjustment                                                                       1759                  2339
     Proforma interest expense                                                                $1915                  2567

(e)Reflects the elimination of interest earned.
(f)Represents reduction in the provision for income taxes resulting from certain pro forma adjustments.

                                OWNERSHIP OF COMMON SHARES


SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

   The following table sets forth certain information as of the date of this Proxy Statement concerning the beneficial ownership of Common Shares by each person known by the Company to own more than 5% of its Common Shares.

NAME AND ADDRESS OF                   COMMON SHARES               PERCENT
 BENEFICIAL OWNER                   BENEFICIALLY OWNED            OF CLASS

Hamilton Acquisition LLC(1)               3,160,941               60.9%
  82 Devonshire Street
  Boston, Massachusetts 02109

Sue Strober (2)(5)(6)                     948,201                 18.3%
  133 Jericho Turnpike
  Old Westbury, New York 11568

Robert J. Gaites (3)(5)(6)(7)             570,189                  10.8%
  c/o The Strober Organization, Inc.
  Pier 3 - Furman Street
  Brooklyn, New York 11201

John Yanuklis (4)(5)(6)(7)                550,158                  10.4%
  c/o The Strober Organization, Inc.
  Pier 3 - Furman Street
  Brooklyn, New York 11201

John T. Guerin (5)(6)                     422,250                  8.1%
  14 Summit Road
  Morristown, New Jersey 07960

Gordon Sandler (5)(6)                     399,486                  7.7%
  6468 Via Rosa
  Boca Raton, Florida  33433
___________________

   (1) Beneficial ownership arises from Purchaser's irrevocable proxy to vote these Common Shares pursuant to the Proxy Agreement and Purchaser's ownership of the Surviving Corporation upon consummation of the Merger. See "Special Factors - Proxy Agreement."

   (2) Includes an aggregate of 84,650 Common Shares held in trusts of which Ms. Strober is the trustee for her son and daughter and 180,960 Common Shares held in a trust of which Mr. David Bernstein is a trustee for Sue Strober's son and daughter. Includes an aggregate of 91,200 Common Shares which Ms. Strober gave to her son and daughter but Ms. Strober retains an irrevocable proxy to vote such Common Shares. Ms. Strober disclaims beneficial ownership of all such Common Shares. Includes an aggregate of 1,500 Common Shares which have previously been transferred to third parties as a gift but have not yet been registered in such parties' names.

   (3) Includes 25,000, 37,500 and 25,553 Common Shares subject to presently exercisable options held by Mr. Gaites at exercise prices of $4.75, $3.625 and $4.50 per share, respectively, which expire on December 31, 1997, March 8, 2000 and March 12, 2001, respectively. Includes 147,180 Common Shares held by a charitable remainder trust for the benefit of Mr. Gaites and his spouse and for which Mr. Gaites retains an irrevocable proxy to vote such Common Shares and 2,000 Common Shares held by Mr. Gaites' spouse as trustee for their son. Mr. Gaites disclaims beneficial ownership of such Common Shares.

   (4) Includes 22,737, 23,503 and 27,378 Common Shares subject to presently exercisable options held by Mr. Yanuklis at exercise prices of $4.75, $3.625 and $4.50 per share, respectively, which expire on December 31, 1997, March 8, 2000 and March 12, 2001, respectively. Includes 140,000 Common Shares held by a charitable remainder trust for the benefit of Mr. Yanuklis and his spouse for which Mr. Yanuklis retains an irrevocable proxy to vote such Common Shares. Mr. Yanuklis disclaims beneficial ownership of such shares.

   (5) The above-named beneficial owner is a party to a reorganization agreement dated as of October 1, 1986, as amended, providing such beneficial owner with a right of prior notice and first refusal to purchase Common Shares which any other party to the agreement desires to sell. These rights have been waived by each such individual, and by all other individuals holding such rights, in order to enter into the Merger Agreement and the Proxy Agreement and to consummate the transactions contemplated thereby. See "Special Factors -- Interest of Certain Persons in the Merger."

   (6) Such Common Shares are subject to the proxy granted to Purchaser pursuant to the Proxy Agreement. See "Special Factors - Proxy Agreement."

   (7) Additional options to purchase 166,751 Common Shares were outstanding at the time the Merger Agreement was executed which by their terms would have expired on December 31, 1996. These 166,751 options have subsequently been exercised and applicable tax withholdings made utilizing loan proceeds from the Company. Of these options, Mr. Gaites borrowed $78,812 from the Company to exercise 25,000 options and Mr. Yanuklis borrowed $69,640 to exercise 23,286 options. See "Special Factors - Exercise of Company Stock Options Expiring on December 31, 1996."


SECURITY OWNERSHIP OF MANAGEMENT OF THE COMPANY

   The following table, prepared from the records of the Company and from information furnished to it, sets forth, as of the date of this Proxy Statement, the number of Common Shares beneficially owned by each director, the chief executive officer and the four other most highly compensated executive officers (collectively, the "Named Executive Officers"), all directors and executive officers of the Company as a group, and The Strober Organization, Inc. Retirement Plan. Unless otherwise indicated, the persons/entities listed below have sole voting and investment power with respect to all Common Shares shown as beneficially owned by them.

                                                              COMMON SHARES
NAME OF BENEFICIAL OWNER                                   BENEFICIALLY OWNED                              PERCENT OF CLASS
Robert J. Gaites, Chairman, CEO and                        570,189 (1)(8)(10)                                    10.8%
President
David W. Bernstein, Director                                    79,100 (2)(3)                                    1.5%
Joseph Mangino, Sr., Director                                      60,500 (3)                                    1.2%
Alvin Murstein, Director                                           65,000 (3)                                    1.2%
Emil W. Solimine, Director                                      68,500 (3)(4)                                    1.3%
John Yanuklis, Director and Executive                      550,158 (5)(8)(10)                                    10.4%
Vice President
Edward Zieky, Senior Vice President                             20,867 (6)(8)                                      *
Eliott Zieky, Director and Senior Vice                          20,867 (6)(8)                                      *
President
Richard Schaefer, Senior Vice President                           142,646 (7)                                    2.7%
All officers and directors as a group                               1,815,740                                    31.5%
(12 persons) (9)
The Strober Organization, Inc.                                     23,500(11)                                      *
Retirement Plan

________________________
* Less than one percent of the outstanding Common Shares.


   (1) Includes 25,000, 37,500 and 25,553 Common Shares subject to presently exercisable options held by Mr. Gaites at exercise prices of $4.75, $3.625 and $4.50 per share, respectively, which expire on December 31, 1997, March 8, 2000 and March 12, 2001, respectively. Includes 147,180 Common Shares held by a charitable remainder trust for the benefit of Mr. Gaites and his spouse for which Mr. Gaites retains an irrevocable proxy to vote such Common Shares and 2,000 Common Shares held by Mr. Gaites' spouse as trustee for their son. Mr. Gaites disclaims beneficial ownership of such Common Shares.

   (2) Includes 100 Common Shares owned by Mr. Bernstein's wife. Mr. Bernstein is also the trustee of a trust established by Sue Strober for the benefit of her son and daughter which holds 180,960 Common Shares for which Ms. Strober retains an irrevocable proxy to vote such Common Shares. Mr. Bernstein disclaims beneficial ownership of such shares.

   (3) Includes 12,500, 18,750 and 18,750 Common Shares subject to presently exercisable options each held by the outside directors at an exercise price of $4.75, $3.625 and $4.50 per share, respectively, which expire on March 9, 1997, March 8, 2000 and March 12, 2001, respectively.

   (4) 1,000 of these Common Shares are owned by Emar, Ltd., of which Mr. Solimine is the sole shareholder and 17,500 of these Common Shares are owned by Deye Limited Partnership of which Mr. Solimine is a general partner.

   (5) Includes 22,737, 23,503 and 27,378 Common Shares subject to presently exercisable options held by Mr. Yanuklis at exercise prices of $4.75, $3.625 and $4.50 per share, respectively, which expire on December 31, 1997, March 8, 2000 and March 12, 2001, respectively. Includes 140,000 Common Shares held by a charitable remainder trust for the lifetime benefit of Mr. Yanuklis and his spouse for which Mr. Yanuklis retains an irrevocable proxy to vote such Common Shares. Mr. Yanuklis disclaims beneficial ownership of all such Common Shares.

   (6) Includes 1,684, 10,152 and 9,031 Common Shares subject to a presently exercisable option held by each of Edward and Eliott Zieky at an exercise price of $4.75, $3.625 and $4.50 per share, respectively, which expire on December 31, 1997, March 8, 2000 and March 12, 2001, respectively.

   (7) Includes 15,789, 27,586 and 22,222 shares of Common Stock subject to presently exercisable options held by Mr. Schaefer at exercise prices of $4.75, $3.625 and $4.50 per share, respectively, which expire on December 31, 1997, March 8, 2000 and March 12, 2001, respectively.

   (8) The above-named director or member of management is a party to a reorganization agreement dated as of October 1, 1986, as amended, providing such individual with a right of prior notice and first refusal to purchase Common Shares which any other party to the reorganization agreement desires to sell. These rights have been waived by each such individual, and by all other individuals holding such rights, in order to enter into the Merger Agreement and the Proxy Agreement and to consummate the transactions contemplated thereby. See "Special Factors - Interest of Certain Persons in the Merger."

   (9) Includes 576,639 Common Shares subject to presently exercisable options and warrants held by certain directors and executive officers of the Company at exercise prices ranging from $3.625 to $4.75 per share. Excludes 150 shares owned by a relative of Mr. Albert Brower. Mr. Brower disclaims beneficial ownership of such shares.

   (10) Such Common Shares are subject to the proxy granted to Purchaser pursuant to the Proxy Agreement. See "Special Factors -- Proxy Agreement."

   (11) The Company's Retirement Plan owns 23,500 Common Shares and will be entitled to receive the Merger Consideration in full for each such share at the Effective Time.


SECURITY OWNERSHIP OF PURCHASER AND ACQUISITION SUB


   PURCHASER.   The  following  table  sets forth certain information as of the date of this Proxy Statement concerning the beneficial ownership of the equity interests in Purchaser.

NAME AND ADDRESS OF BENEFICIAL OWNER                     EQUITY INTERESTS                  PERCENT OF CLASS
                                                        BENEFICIALLY OWNED
FMR Corp.                                                       (1)                             50%(2)
  82 Devonshire Street
  Boston, Massachusetts 02109
Fidelity Investors Management Corp.                             (1)                             50%(3)
  400 East Los Colinas Boulevard,
  Suite 470
  Irving, Texas 75034


   (1) Equity interests in Purchaser, a Delaware limited liability company, are currently stated as a percentage of Purchaser's total members' equity rather than as a number of shares or units.

   (2) Represents interests owned by Fidelity Ventures Limited Partnership ("FVLP"), a member of Purchaser. FMR Corp, ("FMR") may be deemed to be an indirect beneficial owner of such interests as sole owner of Fidelity Capital Associates, Inc. ("FCA"), the general partner of FVLP. Certain information pertaining to FVLP, FMR and FCA is set forth in Annex F hereto.

   (3) Represents interests owned by Fidelity Investors Limited Partnership ("FILP"), a member of Purchaser. Fidelity Investors Management Corp. ("FIMC") may be deemed to be an indirect beneficial owner of such interests as the general partner of FILP. Certain information pertaining to FILP and FIMC is set forth in Annex F hereto.

   Prior to the Effective Date, Frederick M. Marino, the proposed Chairman of the Board of Directors and Chief Executive Officer of the Surviving Corporation, who is not affiliated with the Company, will make an equity investment of at least $250,000 in Purchaser, which will reduce the percentage interests of the current members of Purchaser on a pro rata basis. The dollar amount of this investment, and the percentage equity interest in Purchaser to be received by Mr. Marino prior to the Effective Date were negotiated concurrently with Purchaser's discussions with the Company regarding a proposed transaction. Mr. Marino is not a director, or officer or otherwise an affiliate of the Company.

   It is currently contemplated that Purchaser may afford certain executive officers of the Company the opportunity to invest up to an aggregate of $750,000 of the anticipated $9 million of Purchaser capital for which such members of Company management will receive approximately 8.1% of Purchaser's equity on a fully diluted basis. It is not a condition of the Merger that such Company management members make such contribution. In the event such Company management members are afforded the opportunity to invest and elect not to so invest, the remaining equity investments will be made in Purchaser by individuals or entities who are not employed by or on the Board of Directors of the Company. The proposed equity investments by members of the Company's management will be made at the same price per share or other equity unit as that paid by other investors in Purchaser. See "Management of Purchaser, Acquisition Sub and the Company -- Directors and Executive Officers (or Equivalent) of Purchaser and Acquisition Sub -- Company Management Participation."

   ACQUISITION SUB. Acquisition Sub is a wholly owned subsidiary of Purchaser and has one (1) class of stock outstanding, common stock, par value $.01 per share.


                     TRANSACTIONS BY CERTAIN PERSONS IN COMMON SHARES

   EXERCISE OF COMPANY STOCK OPTIONS EXPIRING ON DECEMBER 31, 1996. At the November 7, 1996 meeting of the Special Committee, the members discussed the circumstances under which Company stock options to purchase an aggregate of 166,751 Common Shares were issued as of December 31, 1991 at an exercise price of $1.125 and as of March 4, 1993 at an exercise price of $1.75 (which in each case, as provided in the applicable stock option plan, was the then current market price of the Common Shares) and would expire on December 31, 1996 in accordance with their respective terms. The Committee was advised that (i) if the Merger were successfully consummated, the trading price of the Common Shares prior to the consummation of the Merger would typically not be expected to reach the level of the Merger consideration; (ii) the exercise of such options was a taxable event to the eight individuals holding such options and that a significant tax withholding payment would by required to be made by such option holders; (iii) closing of any possible transaction resulting from the search and evaluation process would most likely extend beyond December 31, 1996; and (iv) several of the option holders were insiders, who under Company policies could not then buy or sell Common Shares on the market, to fund the applicable tax withholding payment. Accordingly, the Special Committee determined to recommend to the Board that the Company offer to loan to these option holders the exercise price of the options together with the tax withholding amount to facilitate their exercise of the options, such loan to bear interest at the Company's rate of borrowing and to be payable upon the sooner of the closing of any sale transaction or one year from the date of loan. The loan would be secured by a pledge of the purchased shares pending repayment of the loan. Upon exercise of such options, the holders of the purchased shares would be entitled to vote such shares. Accordingly, as of the date of this Proxy Statement, all of such holders have borrowed an aggregate of approximately $495,070 from the Company and exercised all such options to purchase an aggregate of 166,751 Common Shares which are held by the Company as collateral for the loan. As three of the option holders for 57,393 Common Shares are also signatories of the Proxy Agreement, the exercise of these options had the effect of increasing the number of Common Shares subject to the Proxy Agreement from 3,103,548 at the date of execution to 3,160,941 Common Shares as of the date of this Proxy Statement.

   On October 4, 1996, Sue Strober made a gift of 45,600 Common Shares to each of her son and daughter and 180,960 Common Shares to a trust for the benefit of her son and daughter, naming David Bernstein as trustee. Ms. Strober retains an irrevocable proxy to vote all of the foregoing Common Shares.

   On November 8, 1996, Messrs. Brower, Gaites and Yanuklis made respective gifts of 25,000, 147,180 and 140,000 Common Shares to separate charitable annuity remainder trusts for the lifetime benefit of their respective selves and spouses and each retains an irrevocable proxy to vote all of the foregoing Common Shares.

   The Company, Sue Strober, certain current executive officers of the Company and certain former executive officers and directors of the Company are parties to the Reorganization Agreement providing such parties with prior notice and a right of first refusal to purchase shares of the Company's Common Stock which any of the parties desires to sell. The remaining parties of the Reorganization Agreement (including the Company) have waived and/or terminated their rights under the Reorganization Agreement.

   The following table sets forth the purchases of Common Shares by the Company and members of Company Management from January 1, 1995 through December 31, 1996, including the amount of Common Shares purchased, the range of prices paid for such Common Shares, and the average purchase price during the quarterly period such purchase(s) occurred.

ISSUER/AFFILIATE                   AMOUNT PURCHASED              RANGE OF PRICES             AVERAGE PURCHASE PRICE PER QUARTERLY
                                       (SHARES)                        ($)                                  PERIOD
                                                                                                              ($)
                                                                                      4th Quarter                 4th Quarter
											  1995                        1996
The Company                          15,000(1)                 3.63 - 4.00                  3.75                       N/A
Robert J. Gaites                     25,000(3)                   1.75(2)                     N/A                      1.75
John Yanuklis                        23,286(4)               1.13 - 1.75(2)                  N/A                      1.51
Albert C. Brower                      9,107(5)               1.13 - 1.75(2)                  N/A                      1.49
David J. Polishook                   15,000(6)               1.13 - 1.75(2)                  N/A                      1.54
Richard Schaefer                     73,929(7)               1.13 - 1.75(2)                  N/A                      1.56



   (1) On May 22, 1995, the Company announced that management believed the Company to be undervalued by the market and that it had authorized a repurchase program to repurchase from time to time up to 250,000 Common Shares. On the business day immediately prior to such announcement, the Company's shares had closed at $3.625 per share. Pursuant to such plan, on November 10 and December 28, 1995, the Company purchased on the open market 5,000 Common Shares and 10,000 Common Shares, respectively, at purchase prices of $4.00 per share and $3.63 per share, respectively.

   (2) Price represents exercise price of option to purchase Common Shares received pursuant to the Company's stock incentive plan(s).

   (3) On December 10, 1996, Mr. Gaites exercised an option to purchase 25,000 Common Shares at an exercise price of $1.75 per share.

   (4)  On December  10,  1996,  Mr.  Yanuklis  exercised options for 9,000 and
14,286 Common Shares at exercise prices of $1.13 and $1.75 per share, respectively.

   (5) On December 10, 1996, Mr. Brower exercised options for 3,750 and 5,357 Common Shares at exercise prices of $1.13 and $1.75 per share, respectively.

   (6)  On December 10, 1996, Mr. Polishook exercised  options  for  5,000  and
10,000 Common Shares at exercise prices of $1.13 and $1.75 per share, respectively.

   (7) On December 10, 1996, Mr. Schaefer exercised options for 22,500 and 51,429 Common Shares at exercise prices of $1.13 and $1.75 per share, respectively.

                 MANAGEMENT OF PURCHASER, ACQUISITION SUB AND THE COMPANY


                   DIRECTORS AND EXECUTIVE OFFICERS (OR EQUIVALENT) OF
				PURCHASER AND ACQUISITION SUB

   Set forth below is the name and business address of each person who is a manager of Purchaser, which is a Delaware limited liability company, and who is a director or officer of Acquisition Sub, the present principal occupation or employment of each such person and the name and principal business of the corporation or other organization in which such occupation or employment of each such person is conducted and the material occupations, positions, office or employment that each such person has held during the last five years. Each such person is presently employed by either Fidelity Capital Associates, Inc. ("FIDELITY CAPITAL"), a private venture capital and related asset management firm, or Fidelity Management & Research Company ("FMR CO."). The principal executive officers of Fidelity Capital and FMR Co. are located at 82 Devonshire Street, Boston, Massachusetts 02109. Each person listed below has a business address at 82 Devonshire Street, Boston, Massachusetts 02109 and is a citizen of the United States.

NAME                                               POSITION WITH                         PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                                                         AND FIVE-YEAR EMPLOYMENT HISTORY
John J. Remondi                        Purchaser - Manager                               Mr. Remondi has served as Managing
                                       Acquisition Sub - President and                   Director of Fidelity Capital and as a Vice
                                       Director                                          President of FMR Co. since 1983.

Warren T. Morrison                     Purchaser - Manager                               Mr. Morrison has served as a Vice
                                       Acquisition Sub - Treasurer and                   President of Fidelity Capital since
                                       Director                                          November 1995.  Prior to joining Fidelity
                                                                                         Capital, Mr. Morrison served as Senior
                                                                                         Vice President and Senior Credit
                                                                                         Administration Officer, Asset-Based
                                                                                         Lending of US Trust Company from November
                                                                                         1991 through November 1995.

Robert M. Gervis                       Acquisition Sub - Secretary                       Mr. Gervis has served as Vice President
                                                                                         and Director of Investment Situations for
                                                                                         FMR Co. since March 1996 and served as
                                                                                         Associate General Counsel to FMR Co. from
                                                                                         July 1994 to February 1996.  Prior to
                                                                                         joining FMR Co., Mr. Gervis was a Partner
                                                                                         with the law firm of Weil, Gotshal &
                                                                                         Manges from January 1993 to June 1994 and
                                                                                         was an associate attorney with Weil,
                                                                                         Gotshal & Manges from August 1985 to
                                                                                         December 1992.

   It is proposed that prior to or concurrent with the Effective Date, Frederick M. Marino, who is not affiliated with the Company, will be elected the Chairman of the Board of Directors and Chief Executive Officer of Acquisition Sub and/or the Surviving Corporation, as the case may be. In addition, it is currently proposed that existing members of the Company's management will continue their employment with the Surviving Corporation and/or its subsidiaries, as the case may be, on terms substantially similar to the terms of each such individual's employment with the Company and/or its subsidiaries as of the date hereof. See "Special Factors -- Interests of Certain Persons in the Merger."

   COMPANY MANAGEMENT PARTICIPATION. Immediately upon consummation of the Merger, all of the Company's directors will resign. Pursuant to the Merger Agreement, the directors and officers of Acquisition Sub will be the directors and officers of the Surviving Corporation, and the Purchaser will appoint their successors. Subsequent to the closing of the Merger, all of the Company's officers are expected to be employed by the Surviving Corporation. It is currently contemplated that Purchaser may afford certain officers of the Company the opportunity to invest up to an aggregate of $750,000 of the anticipated $9 million of Purchaser capital for which such members of Company management will receive approximately 8.1% of Purchaser's equity on a fully diluted basis as a means to align the interests of management of the Surviving Corporation with the interests of its stockholders. It is not a condition of the Merger that such Company management members make such contribution. In the event that such Company management members are afforded the opportunity to invest and make such equity investments, the investments will be made subsequent to the Effective Date and will be effected by purchasing such equity interests from the Purchaser. In the event such Company management members are afforded the opportunity to invest and elect not to so invest, the remaining equity investments will be made in the Purchaser by individuals or entities who are not employed by or on the Board of Directors of the Company. In the event that such Company management members make such equity investments, the investments will be made subsequent to the Effective Date and will be effected by purchasing such equity interests from the Purchaser. The proposed equity investments by members of the Company's management will be made at the same price per share or other equity unit as that made by the other investors in Purchaser. Robert J. Gaites and John Yanuklis, the President and Chief
Executive Officer, and an Executive Vice President of the Company, respectively, have each indicated a present intention to invest up to $200,000 in the Purchaser after the completion of the Merger. These executives have advised the Company that in the event the Purchaser affords them an opportunity to invest in the Purchaser, they expect to make all or a portion of such investment. The following persons constitute the remaining members of management who may be afforded the opportunity to invest up to an aggregate of $350,000 in the Purchaser after the completion of the Merger:

               NAME                           TITLE

           Edward Zieky                Senior Vice President
           Eliott Zieky                Director and Senior Vice President
           Richard Schaefer            Vice President
           Nicholas Tenebruso          Vice President of Brooklyn subsidiary
           Robert Groeninger           Vice President of Brooklyn subsidiary
           William Umbach              Vice President of New Jersey subsidiary
           Lawrence Hamershock         Vice President of Pennsylvania subsidiary
           David Polishook             Chief Financial Officer
           Richard Young               Vice President

      Neither the Purchaser's initial proposal, nor the negotiations between the Purchaser and the Company which followed, required any member of the Company's management to invest in the Purchaser as a condition to a proposed transaction between the Purchaser and the Company. None of the directors serving on the Special Committee have been nor will be afforded investment opportunities in the Purchaser. The Purchaser has advised the Company that these investment opportunities are being provided solely as a means for establishing incentive to management of the Surviving Corporation by providing them with a small, non-controlling equity stake. See "Special Factors -- Sources and Amount of Funds; Payment for Common Shares" and Special Factors -- Certain Effects of the Merger."


DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY


      Set forth below is the name and business address of each person who is a director or executive officer of the Company and, unless disclosed elsewhere herein, the present principal occupation or employment of each such person and the name, principal business and address of the corporation or other organization in which such occupation or employment of each such person is conducted and the material occupation, positions, offices and employment and the name, principal business and address of any corporation or other organization in which any material occupational position, office or employment of each such person was held during the last five years. Unless otherwise indicated, each person listed below has a business address care of the Company at Pier 3, Furman Street, Brooklyn, New York 11201 and is a citizen of the United States.


                                    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
NAME                                AND FIVE-YEAR EMPLOYMENT HISTORY

DAVID W. BERNSTEIN                  Mr.  Bernstein  is  an  attorney engaged in
14 Aliso Road                       private practice and had served as Director
Carmel Valley, CA  93924            general counsel to the Company  from  1953
                                    through 1990.

ALBERT C. BROWER                    Mr.  Brower  was  elected  as  Senior  Vice
President in October 1986.
Senior Vice President

ROBERT J. GAITES                    Mr. Gaites  has been with the Company since
Chairman of the Board, 		    1976.  He was Senior Vice President since 1986
Chief Executive Officer, and	    and CEO since June 1991.  He has 29 years of
President      			    experience in the industry.

JOSEPH MANGINO, SR.                 Mr. Mangino has been the President of
Director 			    Metropolitan Trucking, Inc. a privately
75 Broad Avenue               	    held trucking company since 1980.   He is a
Fairview, NJ  07022		    regional director of Bank of
                                    New York, National Community Division.

ALVIN MURSTEIN                      Mr. Murstein has been Chairman of the Board
Director    		            of Directors of Medallion Financial Corp.,
205 East 42nd Street  		    the parent corporation of Medallion Funding
New York, NY  10017     	    Corp., since 1996 and the Chairman of the
				    Board of Directors of Medallion Funding
                                    Corp. since 1979.

DAVID J. POLISHOOK                  Mr. Polishook was elected to the Board of
Chief Financial Officer,	    Directors on January 31, 1988, elected Chief
Secretary and Treasurer 	    Financial Officer and Treasurer of the
				    Company on June 28, 1988 and was elected
				    Secretary on November 12, 1991. He resigned as a Director on February 28, 1991.

RICHARD SCHAEFER                    Mr. Schaefer was elected as Vice President
Vice President  		    of the Company on July 20, 1989.

EMIL W. SOLIMINE                    Mr. Solimine is the Chairman of the Board of
				    Directors and Chief Executive Officer of
				    Emar Group, inc., an insurance brokerage concern which he started in 1971 and which has served as insurance broker for the Company's property and casualty insurance since 1983. Mr. Solimine is also a director of DiGiorgio Corporation, an independent wholesale food distributor.

                                    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
NAME                                AND FIVE YEAR EMPLOYMENT HISTORY

JOHN YANUKLIS                       Mr. Yanuklis has been with the Company since
Executive Vice President,           1981 and manages its Hudson Valley, New York
and Director    		    region.  He was a Director and Senior Vice
          			    President since  1986  and an Executive Vice
				    President since June 1992. He has over 30 years of experience in the industry.

RICHARD W. YOUNG                    Mr. Young was elected as Senior Vice
Senior Vice President   	    President in October 1986.

EDWARD N. ZIEKY                     Mr. Zieky was elected as Senior Vice
Senior Vice President		    President and Director of the Company as of
				    January 25, 1988 and with his cousin,
				    Eliott Zieky, managesthe Company's Hartford,
                                    Connecticut region. Mr. Zieky resigned as a Director on February 28, 1991. He was an officer of The General Building Supply
				    Company prior to its acquisition by the
				    Company in 1988. He has over 20 years of experience in the industry.

ELIOTT ZIEKY                        Mr. Zieky was elected as Senior Vice
				    President and Director of the Company as of
				    January 25, 1988, and with his cousin,
				    Edward Zieky, manages its Hartford,
				    Connecticut region.  He was an officer of
				    The General Building Supply Company prior to
				    its acquisition by the Company in 1988.  He
				    has over 20 years of experience  in the industry.

      The members of the Special Committee which has unanimously recommended the Merger Agreement for approval and adoption by the Company Stockholders consists of Messrs. Bernstein, Mangino, Murstein and Solimine.

      Immediately after consummation of the Merger, all of the Company's directors will resign and the Purchaser will appoint their successors.

                              INDEPENDENT PUBLIC ACCOUNTANTS

      The consolidated financial statements of the Company as of December 30, 1995 and 1994, and for each of the years in the three year period ended December 31, 1995 incorporated by reference into this Proxy Statement were audited by KPMG Peat Marwick LLP, the Company's independent certified public accountants. A representative of KPMG Peat Marwick LLP will be at the Special Meeting to answer questions by Company Stockholders and will have the opportunity to make a statement if so desired.


                                   STOCKHOLDER PROPOSALS

      Under the DGCL and the By-Laws of the Company, no other business may be transacted at the Special Meeting. If the Merger is not for any reason consummated, then, in accordance with regulations issued by the SEC, Company Stockholder proposals intended for presentation at the Company's 1997 annual meeting of stockholders must be received by the Secretary of the Company no later than March 17, 1997, if such proposals are to be considered for inclusion in the Company's proxy statement. Proposals should be mailed via certified mail and addressed to: Corporate Secretary, The Strober Organization, Inc., Pier 3 - Furman Street, Brooklyn, New York 11201.


                      INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The   following  documents  filed  with  the  SEC  by  the  Company   are
incorporated by reference into this Proxy Statement:

      1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 as provided to each Company Stockholder together with this Proxy Statement;

      2. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996; June 30, 1996; and September 30, 1996, as provided to each Company Stockholder together with this Proxy Statement;

      3. The Company's Current Reports on Form 8-K filed on February 20, 1996; June 27, 1996; November 20, 1996; November 27, 1996 and
            November 29, 1996.

      All documents and reports filed by the Company with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement and prior to the date of the Special Meeting shall be deemed to be incorporated by reference in this Proxy Statement and to be a part hereof from the respective dates of filing of such documents or reports.

      Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement.

      THIS PROXY STATEMENT INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SUCH DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE TO SUCH DOCUMENTS) ARE AVAILABLE, WITHOUT CHARGE, TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNERS, TO WHOM THIS PROXY STATEMENT IS DELIVERED, ON WRITTEN OR ORAL REQUEST TO DAVID POLISHOOK, CHIEF FINANCIAL OFFICER, THE STROBER ORGANIZATION, INC., PIER 3 - FURMAN STREET, BROOKLYN, NEW YORK 11201. IN ORDER TO ENSURE DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETING,
REQUESTS MUST BE RECEIVED BY [            , 1997.]


                                   AVAILABLE INFORMATION

      The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith, files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the SEC at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the regional offices of the SEC located at 7 World Trade Center, 13th Floor, Suite 1300, New York, New York 10048 and Suite 1400, Citicorp Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition, such reports, proxy statements and other information can be inspected at the offices of NASDAQ National Market, 1735 K Street, Washington, D.C. 20006.


                                       MISCELLANEOUS

      Where information contained in this Proxy Statement rests particularly within the knowledge of a person other than the Company, the Company has relied upon information furnished by such person or contained in filings made by such person with the SEC.



                                    By Order of the Board of Directors

                                    Robert J. Gaites
                                    Chairman, President and Chief Executive
				    Officer

-------------------------------------------------------------------------------
REVOCABLE PROXY

                              THE STROBER ORGANIZATION, INC.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE STROBER ORGANIZATION, INC.

      The undersigned hereby appoints Robert J. Gaites, David J. Polishook, or any of them, each with full power of substitution, as the lawful proxies of the undersigned and hereby authorizes such persons to represent and to vote as designated below all shares of the common stock of The Strober Organization, Inc. ("STROBER") which the undersigned would be entitled to vote if personally present at the Special Meeting of Stockholders of Strober to be held on February __, 1997, and at any adjournments or postponements thereof (the "SPECIAL MEETING").

       THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR ITEM 1. IMPORTANT -- PLEASE SIGN AND DATE ON THE OTHER SIDE AND RETURN PROMPTLY.

                                 (Continued on other side)

-------------------------------------------------------------------------------

PLEASE MARK BOXES IN BLUE OR BLACK INK.

1. Approval of Amended and Restated Agreement and Plan of Merger dated as of November 11, 1996, by and among Hamilton Acquisition LLC, Hamilton NY Acquisition Corp., and The Strober Organization, Inc.

FOR         AGAINST           ABSTAIN
{__}         {__}               {__}

2. To transact such other business as may properly come before the Special Meeting.

      THIS  PROXY,  WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED
BY THE UNDERSIGNED.   IF  NO  DIRECTION  IS GIVEN, THIS PROXY WILL BE VOTED FOR
ITEM 1.

      The undersigned acknowledges receipt of the Notice of Special Meeting and Proxy Statement for the Special Meeting.

      When signed as an attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

      Whether or not you plan to attend the Special Meeting, you are urged to execute, date and return this proxy, which may be revoked at any time prior to its use.


                                                    Dated:             , 1997




                                                   (Signature of Stockholder)




                                                   (Signature of Additional
							    Stockholder(s))

                                Please sign your name exactly
                                as it appears hereon, date
                                and return this proxy in the reply
                                envelope provided.  If you
                                receive more than one proxy
                                card, please sign, date and
                                return all cards received.

PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.
-------------------------------------------------------------------------------

                                          ANNEX A


                                                      31037.77996 144 351245.c2
                                                         1/16/97   10:07 pm













		       AMENDED AND RESTATED

                   AGREEMENT AND PLAN OF MERGER

                               AMONG

                              PARENT,

                          ACQUISITION SUB

                AND THE STROBER ORGANIZATION, INC.
















                   Dated as of November 11, 1996

                                                      31037.77996 144 351245.c2
                                                         1/16/97   10:07 pm


                         TABLE OF CONTENTS
                                                             Page

1.   [INTENTIONALLY OMITTED]....................................1

2.   THE MERGER.................................................2
     2.1  The Merger............................................2
     2.2  Effective Time........................................2
     2.3  Effects of the Merger.................................2
     2.4  Certificate of Incorporation; By-Laws.................2
     2.5  Directors.............................................3
     2.6  Officers..............................................3
     2.7  Conversion of Securities..............................3
     2.8  Company Stock Options and Related Matters.............3
     2.9  Taking of Necessary Action; Further Action............4

3.   PAYMENT FOR SHARES; DISSENTING SHARES......................4
     3.1  Payment for Shares of Company Common Stock............4
     3.2  Dissenting Shares.....................................6

4.REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB..7
     4.1  Organization and Qualification........................7
     4.2  Authority Relative to this Agreement..................7
     4.3  No Violations.........................................8
     4.4  Brokerage Fees........................................9
     4.5  Financing.............................................9
     4.6  Arrangements..........................................9

5.   REPRESENTATIONS AND WARRANTIES OF THE COMPANY.............10
     5.1  Organization and Qualification.......................10
     5.2  Authority Relative to this Agreement.................10
     5.3  No Violations; Consents and Approvals................11
     5.4  Capitalization.......................................12
     5.5  Commission Filings...................................12
     5.6  Absence of Certain Changes or Events.................13
     5.7  Absence of Litigation................................14
     5.8  Employee Benefit Plans...............................14
     5.9  Labor Matters........................................15
     5.10 Taxes................................................16
     5.11 Environmental Matters................................17
     5.12 Books and Records....................................19
     5.13 Real and Personal Property...........................19
     5.14 Contracts............................................24
     5.15 Trade Names..........................................24
     5.16 Affiliate Transactions...............................25
     5.17 Brokerage Fees.......................................25
     5.18 Subsidiaries.........................................25
     5.19 Disclosure...........................................26

6.   CONDUCT OF BUSINESS PENDING THE MERGER....................26
     6.1  Conduct of Business by the Company...................26

7.   ADDITIONAL AGREEMENTS.....................................29
     7.1  Proxy Statement; Other Filings.......................29
     7.2  Meeting of the Company's Stockholders................30
     7.3  Additional Agreements................................30
     7.4  Fees and Expenses....................................31
     7.5  No Solicitations.....................................31
     7.6  Officers' and Directors' Insurance; Indemnification..32
     7.7  Access to Information; Confidentiality...............32
     7.8  Financial and Other Statements.......................33
     7.9  Observer Rights......................................33
     7.10 Advice of Change; Schedule Update....................34
     7.11 Rowley Building Transaction..........................34
     7.12 Certain Litigation...................................34
     7.13 Public Announcements.................................34
     7.14 Environmental Matters................................35
     7.15 Stop Transfer; Reorganization Agreement..............35
     7.16 Transfer Taxes.......................................35

8.   CONDITIONS TO THE MERGER..................................36
     8.1  Conditions to the Obligations of Each Party to
	  Effect the Merger....................................36
     8.2  Additional Conditions to the Obligations of
	  the Company..........................................36
     8.3  Additional Conditions to the Obligations of Parent
	  and Acquisition Sub..................................37
     8.4  Certain Payments.....................................39

9.   TERMINATION, AMENDMENT AND WAIVER.........................39
     9.1  Termination..........................................39
     9.2  Effect of Termination................................40
     9.3  Amendment............................................42
     9.4  Extension; Waiver....................................42

10.  GENERAL PROVISIONS........................................42
     10.1 Notices..............................................42
     10.2 Interpretation.......................................43
     10.3 Non-Survival of Representations, Warranties,
	  Covenant and Agreements..............................43
     10.4 Miscellaneous........................................44
     10.5 Assignment...........................................44
     10.6 Knowledge; Best Efforts..............................44
     10.7 Severability.........................................44
     10.8 Choice of Law/Consent to Jurisdiction................44
     10.9 Third-Party Beneficiary..............................45

                      SCHEDULES AND EXHIBITS



SCHEDULE       TITLE

Schedule 2.8   Company Stock Options and Related Matters
Schedule 5.1   Qualification
Schedule 5.2(b)Authority Relative to this Agreement
Schedule 5.3   No Violations; Consents and Approvals
Schedule 5.4   Capitalization
Schedule 5.5   Commission Filings
Schedule 5.6   Absence of Certain Changes or Events
Schedule 5.7   Absence of Litigation
Schedule 5.8   Employee Benefit Plans
Schedule 5.9   Labor Matters
Schedule 5.10  Taxes
Schedule 5.11  Environmental Matters
Schedule 5.12  Books and Records
Schedule 5.13  Real and Personal Property
Schedule 5.14  Contracts
Schedule 5.15  Trade Names
Schedule 5.16  Affiliate Transactions
Schedule 5.18  Subsidiaries
Schedule 6.1   Conduct of Business by the Company
Schedule 8.3(f)Third Party Consents



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                   DEFINED TERM CROSS REFERENCE

                   (Not Part of this Agreement)


1995 Balance Sheet     		Section 5.5(e)
Agreement              		Introduction
Acquisition Property   		Section 5.13(a)
Acquisition Proposal   		Section 7.5(a)
Acquisition Sub        		Introduction
Affiliate Transactions 		Section 5.16
Blue Sky Laws          		Section 4.3(b)
Board                  		Introduction
Certificate of Merger  		Section 2.2
Certificates           		Section 3.1(b)
Claim                  		Section 7.6
Code                   		Section 5.8(a)
Commission             		Section 5.5(a)
Commission Reports     		Section 5.5(b)
Company                		Introduction
Company Common Stock   		Introduction
Company's Certificate  		Section 2.4(a)
Company Expenses       		Section 9.2(d)
Confidentiality Agreement	Section 7.7
Corporation            		Section 2.4(a)
Corporation Law        		Introduction
Dissenting Stockholders		Section 3.2(a)
Dissenting Shares      		Section 3.2(a)
Effective Date         		Section 2.2
Effective Time         		Section 2.2
Environmental Laws     		Section 5.11(a)
Environmental Permits  		Section 5.11(a)
ERISA                  		Section 5.8(a)
Exchange Act           		Section 4.3(b)
Financing              		Section 4.5
Financing Letters      		Section 4.5
Hart-Scott-Rodino Act  		Section 4.3(b)
Hazardous Substances   		Section 5.11(b)
Indemnification Agreement	Section 7.12
Intellectual Property Rights	Section 5.15
IRS                    		Section 5.10(b)
ISRA                   		Section 4.3(b)
Leases                 		Section 5.13(b)(i)
Managee                		Introduction
Managees               		Introduction
Leased Real Property   		Section 5.13(b)
Material Adverse Effect		Section 4.1
Material Contracts     		Section 5.14
Merger                 		Introduction
Merger Consideration   		Section 2.7(b)
Mortgages              		Section 5.13(a)(ii)
Option                 		Section 2.8
Option Consideration   		Section 2.8
Optionees              		Section 2.8
Other Filings          		Section 7.1
Owned Real Property    		Section 5.13(a)
Parent                 		Introduction
Parent Expenses        		Section 9.2(b)
Paying Agent           		Section 3.1(a)
Payment Fund           		Section 3.1(a)
Pending Litigation     		Section 8.3(c)
Pending Legal Proceeding	Section 8.3(c)
Permitted Encumbrances 		Section 5.13(a)(i)
Plans                  		Section 5.8(a)
Port Authority         		Section 7.12
Port Authority Lease   		Section 7.12
Preferred Stock        		Section 5.4
Principal Stockholder  		Introduction
Principal Stockholders 		Introduction
Profit Sharing Plan Shares	Section 2.7(a)
Proxy Agreement        		Introduction
Proxy Statement        		Section 7.1
Reorganization Agreement	Section 7.15
Requisite Rights       		Section 5.15(b)(i)
Rowley Building Products	Section 7.11
Stock Option Plans     		Section 2.8
Stockholders' Meeting  		Section 7.2
Subsidiary             		Section (10.2)
Superior Proposal      		Section 7.5(b)
Surviving Corporation  		Section 2.1
Taxes                  		Section 5.10(f)
Transfer Taxes         		Section 7.16

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         AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER


     AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (the "AGREEMENT"), dated as of November 11, 1996, as amended and restated as of January 17, 1997, by and among Hamilton Acquisition LLC, a Delaware limited liability company ("PARENT"), Hamilton NY Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("ACQUISITION SUB"), and The Strober Organization, Inc., a Delaware corporation (the "COMPANY").

     WHEREAS, the Board of Directors of the Company (the "BOARD") has, in light of and subject to the terms and conditions set forth herein, (i) determined that the consideration to be received by the stockholders of the Company for each of the issued and outstanding shares of common stock, par value $.01 per share, of the Company (the "COMPANY COMMON STOCK"), in the Merger (as defined below) is fair to and in the best interests of the Company and its stockholders and (ii) resolved to approve this Agreement and the transactions contemplated hereby and to recommend approval and adoption of this Agreement and approval of the Merger by the stockholders of the Company;

     WHEREAS, also in furtherance of such transactions, the manager or managers, as the case may be, of Parent (as the case may be, the "MANAGER" or "MANAGERS") and the Board of Directors of Acquisition Sub have each unanimously approved the merger of Acquisition Sub with and into the Company (the "MERGER") in accordance with the General Corporation Law of the State of Delaware (the "CORPORATION LAW") and the provisions of this Agreement pursuant to which Merger the holders of Company Common Stock (other than the Company, Acquisition Sub, Parent and any direct or indirect subsidiary of any them) shall receive the Merger Consideration (as defined in Section 2.7(b) hereof); and

     WHEREAS, as a condition to the willingness of Parent and Acquisition Sub to enter into this Agreement, certain stockholders of the Company (each individually a "PRINCIPAL STOCKHOLDER" and collectively the "PRINCIPAL STOCKHOLDERS") have entered into a Proxy Agreement, dated as of the date hereof, with Parent and Acquisition Sub (the "PROXY AGREEMENT") pursuant to which each Principal Stockholder has, among other things, granted to Parent an irrevocable proxy to vote all shares of Company Common Stock owned (beneficially or otherwise) by such Principal Stockholder in favor of the Merger, all upon the terms and conditions set forth in the Proxy Agreement;

     NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, Parent, Acquisition Sub and the Company hereby agree as follows:

1.        [INTENTIONALLY OMITTED]

2.        THE MERGER

     2.1 THE MERGER. Upon the terms and subject to the conditions contained in this Agreement, and in accordance with the relevant provisions of the Corporation Law, at the Effective Time (as hereinafter defined), Acquisition Sub shall be merged with and into the Company. Following the Merger, the Company shall continue its corporate existence as the surviving corporation in the Merger (the "SURVIVING CORPORATION") under the laws of the State of Delaware, and the separate corporate existence of Acquisition Sub shall cease. The name of the Surviving Corporation shall continue to be "The Strober Organization, Inc."

     2.2 EFFECTIVE TIME. As promptly as practicable after all of the conditions set forth in Section 8 shall have been satisfied or, if permissible, waived by the party entitled to the benefit of the same, Acquisition Sub and the Company shall duly execute and file a certificate of merger in form and substance satisfactory to the parties hereto (the "CERTIFICATE OF MERGER") with the Secretary of State of the State of Delaware in accordance with the Corporation Law. The Merger shall become effective at such time as the Certificate of Merger is filed with the Secretary of State of the State of Delaware or at such later time as is specified in the Certificate of Merger (the "EFFECTIVE TIME"). Prior to such filing, a closing shall be held at the offices of Goodwin, Procter & Hoar LLP, Exchange Place, Boston, Massachusetts 02109, or at such other place as the parties shall agree, for the purpose of confirming the satisfaction or waiver, as the case may be, of the conditions set forth in
Section 8 (the date of such closing being, the "EFFECTIVE DATE").

     2.3 EFFECTS OF THE MERGER. At the Effective Time, the Merger shall have the effects set forth herein and in the Corporation Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Acquisition Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of the Company and Acquisition Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

     2.4    CERTIFICATE OF INCORPORATION; BY-LAWS.

          (a) At the Effective Time, the Certificate of Incorporation of Acquisition Sub, or at the election of Parent, the Company's Restated Certificate of Incorporation (the "COMPANY'S CERTIFICATE"), in each case as in effect at the Effective Time, which shall in either case include the provisions required by Section 7.6 hereof, shall be the Certificate of Incorporation of the Surviving Corporation until duly amended in accordance with applicable law and such Certificate of Incorporation, PROVIDED, HOWEVER, that at the Effective Time, Article First of the Certificate of Incorporation of Acquisition Sub shall be amended to read as follows:
"FIRST, the name of the corporation is The Strober Organization, Inc. (the "CORPORATION")."

          (b) At the Effective Time, the By-laws of Acquisition Sub, or at the election of Parent, the By-laws of the Company, in each case as in effect at the Effective Time, which shall in either case include the provisions required by Section 7.6 hereof, shall be the By-laws of the Surviving Corporation, until duly amended in accordance with applicable law, the Certificate of Incorporation of the Surviving Corporation and such By-laws.

     2.5 DIRECTORS. The directors of Acquisition Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation.

     2.6 OFFICERS. The officers of the Surviving Corporation shall be appointed by the directors of the Surviving Corporation.

     2.7 CONVERSION OF SECURITIES. At the Effective Time, by virtue of the Merger and without any action on the part of Acquisition Sub, the Company or the holders of Company Common Stock:

          (a) Each issued and outstanding share of Company Common Stock held by the Company as a treasury share or held by any direct or indirect subsidiary of the Company (which does not include the 23,500 shares of Company Common Stock held by the Company's profit-sharing plan as of the date hereof (the "PROFIT SHARING PLAN SHARES")) and each issued and outstanding share of Company Common Stock owned by Parent, Acquisition Sub or any other direct or indirect subsidiary of Parent immediately prior to the Effective Time shall be canceled and retired and cease to exist without any conversion thereof and no payment or distribution shall be made with respect thereto;

          (b) Each issued and outstanding share of Company Common Stock immediately prior to the Effective Time, other than (i) those shares of Company Common Stock referred to in Section 2.7(a) and (ii) Dissenting Shares (as defined in Section 3.2 below), shall be canceled and shall be converted automatically into and represent the right to receive an amount equal to six dollars ($6.00) in cash (such amount of cash being referred to herein as the "MERGER CONSIDERATION") payable, without interest, to the holder of such share of Company Common Stock upon surrender, in the manner provided in Section 3.1, of the certificate that formerly evidenced such share of Company Common Stock;

          (c) The shares of common stock, par value $.01 per share, of Acquisition Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchangeable for, in the aggregate, One Thousand (1,000) validly issued, fully paid and non-assessable shares of common stock, par value $.01, of the Surviving Corporation, which shall constitute all of the issued and outstanding shares of the Surviving Corporation; and

          (d) All of the certificates evidencing shares of Company Common Stock, by virtue of the Merger and without any action on the part of the stockholders of the Company or the Company, shall be deemed to be no longer outstanding, shall not be transferable on the books of the Surviving Corporation, and shall represent solely the right to receive the amount set forth in Section 2.7(b) hereof.

     2.8 COMPANY STOCK OPTIONS AND RELATED MATTERS. Commencing at least fifteen (15) days prior to the Effective Time, each holder of a then outstanding option to purchase shares of Company Common Stock (an "OPTION") granted under the Company's stock option plans identified on SCHEDULE 2.8 hereto (collectively, the "STOCK OPTION PLANS") (it being understood that the aggregate number of shares of Company Common Stock subject to purchase under such Stock Option Plans is not, or shall not at the Effective Time, be more than 842,438 shares) shall be entitled to exercise such Option (whether or not such Option would otherwise have been exercisable), and if such Options are not so exercised prior to the Effective Time, immediately prior to the Effective Time, each such holder shall be entitled to receive from the Company in consideration for cancellation of each such Option, a cash payment (the "OPTION CONSIDERATION") in an amount equal to the product of (w) the number of shares provided for in such Option and (x) the excess, if any, of the Merger Consideration over the exercise price per share of Company Common Stock provided for in such Option, provided that the foregoing shall be subject to the obtaining of any necessary consents of the holders of such Options (the "OPTIONEES") and that, to the extent required by applicable law, such Option Consideration shall be treated as compensation and shall be net of any applicable federal or state withholding tax. All such Option Consideration shall be deemed allocable to the period immediately prior to the Effective Time to the extent permitted by applicable law. Subject to the foregoing, the Stock Option Plans and all Options issued thereunder shall terminate at the Effective Time. In connection with the foregoing, the Company shall obtain the consent of the Optionees to the cancellation of such Options and the cancellation of any right to acquire equity securities of the Company from and after the Effective Time in consideration for the payment provided herein.

     2.9 TAKING OF NECESSARY ACTION; FURTHER ACTION. Parent, Acquisition Sub and the Company, respectively, shall each use its best efforts to take all such action as may be necessary or appropriate in order to effectuate the Merger under the Corporation Law as promptly as practicable. If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of both of the Company and Acquisition Sub, the officers of the Surviving Corporation are fully authorized in the name of the Surviving Corporation, as successor by merger to such corporations, or otherwise to take, and shall take, all such lawful and necessary action.


3.   PAYMENT FOR SHARES; DISSENTING SHARES

     3.1    PAYMENT FOR SHARES OF COMPANY COMMON STOCK.

          (a) Prior to the Effective Time, Parent shall designate a U.S. bank or trust company having at least $50,000,000 in capital, surplus and undivided profits that shall be subject to the Company's approval, such approval to not be unreasonably withheld, to act as paying agent in the Merger (the "PAYING AGENT") for purposes of effecting the exchange for the Merger Consideration of certificates which, prior to the Effective Time, represented shares of Company Common Stock entitled to receive the Merger Consideration pursuant to Section 2.7(b). The Paying Agent shall not be changed without the prior written consent of the Company, which shall not be unreasonably withheld. Immediately following the Effective Time, Parent or Acquisition Sub shall deposit in trust with the Paying Agent cash in an aggregate amount equal to the product of (i) the number of shares of Company Common Stock issued and outstanding on a fully diluted basis immediately prior to the Effective Time (other than shares owned by, or issuable to, upon conversion of other securities, the Company, Parent, Acquisition Sub or any direct or indirect subsidiary of Parent or the Company (which shall be deemed to exclude the Profit Sharing Plan Shares); and shares of Company Common Stock known immediately prior to the Effective Time to be Dissenting Shares (as defined in Section 3.2 below)) and (ii) the Merger Consideration (such aggregate amount being hereinafter referred to as the "PAYMENT FUND"). The parties hereto acknowledge that fully diluted shares of Company Common Stock shall be determined in accordance with generally accepted accounting principles. The Payment Fund shall be invested by the Paying Agent as directed by the Surviving Corporation (so long as such directions do not impair the rights of the holders of certificates that formerly evidenced shares of Company Common Stock) in: direct obligations of the United States of America or obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest and any net earnings with respect thereto shall be paid to the Surviving Corporation as and when requested by the Surviving Corporation. The Paying Agent shall, pursuant to irrevocable instructions, make the payments referred to in Section 2.7(b) out of the Payment Fund. The Payment Fund shall not be used for any other purpose except as provided herein.

          (b) Promptly after the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail to each person who was a record holder of an outstanding certificate or certificates which immediately prior to the Effective Time represented shares of Company Common Stock (the "CERTIFICATES") a form letter of transmittal (which shall specify that delivery shall be effected and risk of loss and title to Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent) and instructions for its use in surrendering Certificates and receiving payment therefor. Upon the surrender to the Paying Agent of such a Certificate, together with such properly completed and duly executed letter of transmittal and other documents that are customarily required by letters of transmittal in similar situations, the holder thereof shall be paid, without interest thereon, the Merger Consideration to which such holder is entitled hereunder, and such Certificate shall forthwith be canceled.
Until so surrendered, except with respect to Dissenting Shares, each such Certificate shall, after the Effective Time, represent solely the right to receive the Merger Consideration, without interest, into which the shares of Company Common Stock such Certificate theretofore represented shall have been converted pursuant to Section 2.7(b), and the holder thereof shall not be entitled to be paid any cash to which such holder otherwise would be entitled. In case any payment pursuant to this Section 3.1 is to be made to a holder other than the registered owner of a surrendered certificate, it shall be a condition of such payment that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such exchange shall pay to the Paying Agent any transfer or other taxes required by reason of the payment of such cash to a person other than the registered holder of the Certificate surrendered, or that such person shall establish to the satisfaction of the Paying Agent that such tax has been paid or is not applicable.

          (c) Promptly following the date which is one year after the Effective Time, the Paying Agent shall return to the Surviving Corporation all cash, certificates and other instruments in its possession that constitute any portion of the Payment Fund (including, without limitation, all interest and other income received by the Paying Agent in respect of all funds made available to it), and the Paying Agent's duties shall terminate. Thereafter, each holder of a Certificate shall be entitled to look to the Surviving Corporation (subject to applicable abandoned property, escheat and similar laws) only as a general creditor thereof with respect to any Merger Consideration, without interest, that may be payable upon due surrender of the Certificate or Certificates held by them. Notwithstanding the foregoing, neither the Paying Agent nor any party hereto shall be liable to a holder of certificates that prior to the Effective Time evidenced shares of Company Common Stock for any Merger Consideration delivered pursuant hereto to a public official pursuant to applicable abandoned property, escheat or other similar laws.

          (d) At the Effective Time, the Company Common Stock transfer books shall be closed and no transfer of shares of Company Common Stock shall thereafter be made. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Paying Agent, they shall be canceled and exchanged for the Merger Consideration as provided in Section 2.7(b), subject to applicable law in the case of Dissenting Shares (as defined below).

          (e) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact in form and substance reasonably satisfactory to the Surviving Corporation by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Surviving Corporation in their sole discretion, upon the posting by such person of a bond in such amount as Parent or the Surviving Corporation may reasonably direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate, the cash representing the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

     3.2    DISSENTING SHARES.

          (a) Any shares of Company Common Stock outstanding immediately prior to the Effective Time as to which the holder thereof shall have not voted in favor of the Merger or consented thereto in writing and as to which the holder thereof shall have validly exercised such holder's appraisal rights, if any, under Section 262 of the Corporation Law ("DISSENTING SHARES") shall not, after the Effective Time, be entitled to vote for any purpose or be entitled to the payment of dividends or other distributions (except dividends or other distributions payable to stockholders of record prior to the Effective Time), nor shall such Dissenting Shares be converted into the right to receive the Merger Consideration hereunder. Such holders of Dissenting Shares duly making demand for appraisal (hereinafter referred to as "DISSENTING STOCKHOLDERS") shall be entitled to receive payment of the appraised value of such Dissenting Shares in accordance with the provisions of such Section 262 of the Corporation Law, except that all shares of Company Common Stock held by stockholders who shall fail to perfect, or shall have effectively withdrawn or lost, such stockholders' right to appraisal of such shares of Company Common Stock under Section 262 of the Corporation Law shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon. The Company shall give Parent (i) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands and any other instrument served pursuant to Section 262 of the Corporation Law and received by the Company, and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the Corporation Law. The Company shall not, except with the written consent of Parent, make any payment with respect to any demands for appraisal, or settle or offer to settle or negotiate, any such demands.

          (b) Each Dissenting Stockholder who becomes entitled under the Corporation Law to payment for the Dissenting Shares shall receive payment therefor after the Effective Time from the Surviving Corporation (but only after the amount thereof shall have been agreed upon or finally determined pursuant to the Corporation Law) and such shares of Company Common Stock shall be canceled.


4.   REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB

     Parent and Acquisition Sub jointly and severally hereby represent and warrant to the Company as follows:

     4.1 ORGANIZATION AND QUALIFICATION. Parent is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Acquisition Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Acquisition Sub has the requisite power and authority to carry on its business as it is now being conducted. Each of Parent and Acquisition Sub is duly qualified to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such qualification necessary, except where the failure to be so qualified or in good standing would not have a material adverse effect on the business, assets, results of operations, condition (financial or otherwise) or prospects (a "MATERIAL ADVERSE EFFECT") of Parent and its subsidiaries taken as a whole. Neither Parent nor Acquisition Sub has conducted any business prior to the date hereof other than in furtherance of the transactions contemplated hereby and has any assets and liabilities other than those incident to its formation and to the consummation of the transactions contemplated hereby. Copies of the Certificate of Formation of Parent and the Certificate of Incorporation and By-laws of Acquisition Sub heretofore delivered to the Company are true, complete and correct as of the date hereof.

     4.2 AUTHORITY RELATIVE TO THIS AGREEMENT. Each of Parent and Acquisition Sub has the requisite power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Manager or Managers (as the case may be) and, if necessary, the member or members of Parent and by the Board of Directors and the sole stockholder of Acquisition Sub, and no other corporate proceedings on the part of Parent or Acquisition Sub are necessary to authorize this Agreement and the transactions contemplated hereby (other than, with respect to the Merger, the filing and recordation of the appropriate merger documents as required by the Corporation Law). This Agreement has been duly and validly executed and delivered by each of Parent and Acquisition Sub and, assuming this Agreement constitutes a valid and binding obligation of the Company, constitutes the legal, valid and binding obligation of each of Parent and Acquisition Sub enforceable against each of Parent and Acquisition Sub in accordance with its terms.

     4.3    NO VIOLATIONS.

          (a) Neither the execution and delivery of this Agreement by Parent or Acquisition Sub nor the consummation of the transactions contemplated hereby nor compliance by Parent or Acquisition Sub with any of the provisions hereof will: (i) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Parent or any of its subsidiaries under any of the terms, conditions or provisions of (x) their respective Certificates of Incorporation, as amended, or By-laws or (y) any note, bond, mortgage, indenture, deed of trust, lease, agreement, lien, contract or other instrument or obligation to which Parent or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Parent or any of its subsidiaries is bound; or (ii) subject to compliance with the statutes and regulations referred to in Section 4.3(b), violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Parent or any of its subsidiaries or any of their respective properties or assets (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of liens, security interests, charges or encumbrances which, or any consents, approvals or notices which if not given or received, would not, individually or in the aggregate, have a Material Adverse Effect on Parent and its subsidiaries taken as a whole or on the ability of Parent or Acquisition Sub to consummate the transactions contemplated hereby or which are cured, waived or terminated prior to the Effective Time and, except in the case of (i) above, for those liens, security interests, charges and encumbrances as may be imposed or otherwise created in connection with financing the Merger and the other transactions contemplated hereby); or
(iii) cause the suspension or revocation of any authorization, consent, approval or license currently in effect, which suspension or revocation would have a Material Adverse Effect on Parent and its subsidiaries taken as a whole.

          (b) There is no legal impediment to Parent's or Acquisition Sub's consummation of the transactions contemplated by this Agreement. No filing or registration with, or authorization, consent or approval of, any domestic public body or authority is necessary for the consummation by Parent or Acquisition Sub of the transactions contemplated by this Agreement, except (i) for applicable requirements of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), state securities laws and regulations ("BLUE SKY LAWS") and the filing and recordation of the Certificate of Merger, as required by the Corporation Law, and (ii) for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not, individually or in the aggregate, have a Material Adverse Effect on Parent and its subsidiaries taken as a whole or on the ability of Parent and Acquisition Sub to consummate the transactions contemplated hereby.


          (c) There is no "person" which "controls" Parent, in each case within the meaning of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HART-SCOTT-RODINO ACT") and Parts 801 through 803 of Title 16 of the Code of Federal Regulations (the "HSR REGULATIONS"), and, accordingly, no "person" has (1) the right to fifty percent (50%) or more of the profits of Parent, (2) the right in the event of dissolution of Parent to fifty percent (50%) or more of the assets of Parent, or (3) the contractual power currently to designate fifty percent (50%) or more of the members effecting management control of Parent

     4.4 BROKERAGE FEES. Neither Parent nor Acquisition Sub has retained any financial adviser, broker, agent or finder or paid or agreed to pay any financial adviser, broker, agent or finder on account of this Agreement or any transaction contemplated hereby, except that Proteus International
Group Incorporated has been retained as Frederick M. Marino's financial adviser, each in connection with the transactions contemplated hereby.
Other than the foregoing arrangements and the Company's arrangements with Hill Thompson Capital Markets, Inc., neither Parent nor Acquisition Sub is aware of any claim for payment of any finder's fee, brokerage or agent's commissions or other like payments in connection with the negotiations leading to the Merger, this Agreement or the consummation of the transactions contemplated hereby.

     4.5 FINANCING. Parent has delivered to the Company true and correct copies of signed letters received by Parent with respect to the financing (the "FINANCING LETTERS") required for the consummation of the transactions contemplated hereby. Assuming satisfaction or waiver of all applicable conditions set forth in the Financing Letters, such financing (the "FINANCING") will, together with equity investments in the aggregate of $9,000,000 being made in connection with the transactions contemplated hereby, provide sufficient funds to (i) pay, with respect to all shares of Company Common Stock in the Merger, the Merger Consideration pursuant to
Section 2.7(b); and (ii) prepay, redeem, refinance or renegotiate the Company's existing indebtedness, if required to consummate the Merger, and pay any and all fees, expenses, costs and penalties in connection with any such prepayment, redemption, refinancing or renegotiation. Parent shall not amend the Financing Letters (excluding amendments that solely constitute extensions thereof provided that this provision shall not impair the rights of, or impose additional obligations upon, either party under
Section 9.1(b) hereof) without the prior written consent of the Company, which consent shall not be unreasonably withheld.

     4.6 ARRANGEMENTS. Neither Parent nor Acquisition Sub has entered into any employment agreements with any current officer of the Company, provided, however, that discussions respecting continuation of current compensation and benefit arrangements for a two year period have taken place which discussions may, prior to the Effective Time, result in an employment agreement or arrangement with such officer respecting employment by the Surviving Corporation and/or any of its subsidiaries after the Effective Time. Parent and Acquisition Sub represent and warrant that no agreements, arrangements or understandings exist between any current officer of the Company and Parent, Acquisition Sub or any entity that controls, is controlled by or is under common control with Parent or Acquisition Sub that could result in any payment (cash or otherwise) as a result of the negotiation and execution of this Agreement and/or the consummation of the transactions contemplated hereby including the Merger except as specifically provided in this Agreement.


5.   REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company hereby represents and warrants to each of Parent and Acquisition Sub as follows:

     5.1 ORGANIZATION AND QUALIFICATION. Each of the Company and its subsidiaries is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the corporate power and corporate authority to carry on its business as it is now being conducted. Each of the Company and its subsidiaries is duly qualified to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such qualification necessary, except as set forth on
Schedule 5.1 hereto or where the failure to be so qualified or in good standing would not individually or in the aggregate have a Material Adverse Effect on the Company and its subsidiaries taken as a whole. Copies of the respective Certificates of Incorporation, as amended, and By-laws of the Company and each of its subsidiaries heretofore delivered to Parent are true, complete and correct as of the date hereof and no amendments thereto have been effected since such copies were delivered, or are pending or contemplated. Neither the Company nor any of its subsidiaries is in violation of any term of its respective Certificate of Incorporation or By-laws.

     5.2    AUTHORITY RELATIVE TO THIS AGREEMENT.

          (a) Each of the Company and its subsidiaries has the requisite power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Board. Except for the approval by the Company's stockholders which is referred to in Section 7.2 below, no other corporate proceedings on the part of the Company or any of its subsidiaries are necessary to authorize this Agreement and the transactions contemplated hereby (other than, with respect to the Merger, the filing and recordation of the appropriate merger documents as required by the Corporation Law). This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes a valid and binding obligation of Parent and Acquisition Sub, constitutes the legal, valid and binding obligation of the Company enforceable against the Company and each of its subsidiaries in accordance with its terms.

          (b) The Board has, by resolutions duly adopted by unanimous vote, approved the Merger, this Agreement and the transactions contemplated hereby and has agreed to recommend that the stockholders of the Company approve and adopt this Agreement and the Merger. In connection with the foregoing, the Board has taken such actions and votes as are necessary on its part to render the provisions of Section 203 of the Corporation Law and all other applicable takeover statutes of the Corporation Law and any other applicable takeover statutes of any other state, and any "fair price," takeover or similar provisions of the Company's Certificate, inapplicable to this Agreement, the Merger and the transactions contemplated by this Agreement. As of the date hereof, except as set forth on SCHEDULE 5.2(B) hereto, all of the directors and executive officers of the Company have indicated that they presently intend to vote their shares of Company Common Stock to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger.

     5.3    NO VIOLATIONS; CONSENTS AND APPROVALS.

          (a) Except as set forth in SCHEDULE 5.3 to this Agreement, neither the execution and delivery of this Agreement by the Company nor the consummation of the transactions contemplated hereby nor compliance by the Company or any of its subsidiaries with any of the provisions hereof will:
(i) violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of the Company or any of its subsidiaries under any of the terms, conditions or provisions of (x) their respective Certificates of Incorporation, as amended, or By-laws or
(y) any note, bond, mortgage, indenture, deed of trust, lease, agreement, lien, contract, or other instrument or obligation to which the Company or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which the Company or any of its subsidiaries is bound; or (ii) subject to compliance with the statutes and regulations referred to in Section 5.3(b), violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to the Company or any of its subsidiaries or any of their respective properties or assets (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of liens, security interests, charges or encumbrances which, or any consents, approvals or notices which if not given or received, would not, individually or in the aggregate, have a Material Adverse Effect on the Company and its subsidiaries taken as a whole or on the ability of the Company to consummate the transactions contemplated hereby or which are cured, waived or terminated prior to the Effective Time and, except in the case of (i) above, for those liens, security interests, charges and encumbrances as may be imposed or otherwise created in connection with the financing of the Merger and the other transactions contemplated hereby); or
(iii) cause the suspension or revocation of any authorization, consent, approval or license currently in effect, which suspension or revocation would have a Material Adverse Effect on the Company and its subsidiaries taken as a whole.

          (b) Except as set forth in SCHEDULE 5.3(B), there is no legal impediment to the Company's consummation of the transactions contemplated by this Agreement. No filing or registration with, or authorization, consent or approval of, any domestic public body or authority is necessary for the execution, delivery or consummation by the Company of the transactions contemplated by this Agreement, except (i) for applicable requirements of the Hart-Scott-Rodino Act (if any), the Exchange Act, Blue Sky Laws, the NASDAQ Listing Agreement, and the filing and recordation of the Certificate of Merger, as required by the Corporation Law, and (ii) for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not, individually or in the aggregate, have a Material Adverse Effect on the Company and its subsidiaries taken as a whole or on the ability of the Company to consummate the transactions contemplated hereby.

     5.4 CAPITALIZATION. As of the date hereof, the authorized capital stock of the Company consists of 20,000,000 shares of Company Common Stock and 1,000,000 shares of Preferred Stock, par value $.01 per share (the "PREFERRED STOCK"). As of the date hereof, 5,027,447 shares of Company Common Stock were issued and outstanding, 190,601 shares of Company Common Stock were held by the Company as treasury shares and no shares of Preferred Stock were issued and outstanding. As of the date hereof, 842,438 shares of Company Common Stock were reserved for issuance upon exercise of Options granted pursuant to the Stock Option Plans and Options to purchase 842,438 shares of Common Stock are outstanding as of the date hereof. Except for the matters set forth on SCHEDULE 5.4 hereto, which terminate upon or prior to the consummation of the Merger and will be of no further force and effect after the Effective Time, and for the Options, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by the Company of any shares of capital stock of the Company or any securities convertible into or exchangeable or exercisable for, or otherwise evidencing the right to acquire, any shares of capital stock of the Company. All of the outstanding shares of Company Common Stock have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any preemptive rights.

     5.5    COMMISSION FILINGS.

          (a) The Company has heretofore delivered to Parent true and complete copies of its (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1995, (ii) Quarterly Report on Form 10-Q for each of the fiscal quarters ended March 31, June 30 and September 30, 1995, and March 31 and June 30, 1996, (iii) Proxy Statement for the annual meeting of stockholders held on July 11, 1996, and (iv) all other reports or registration statements filed by the Company with the Securities and Exchange Commission (the "COMMISSION") since January 1, 1996, in each case as filed with the Commission.

          (b) Except as set forth in SCHEDULE 5.5 hereto, the Company has filed all required forms, reports and documents with the Commission since December 31, 1992 (collectively, the "COMMISSION REPORTS"), all of which were prepared in accordance with the applicable requirements of the Securities Act of 1933, as amended, and the Exchange Act in all material respects. Except to the extent, if any, as may have been appropriately disclosed in a Commission Report filed subsequent thereto and prior to the date hereof as of their respective dates, the Commission Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and complied as to form and substance in all material respects with all applicable requirements of law.

          (c) The Company will deliver to Parent as soon as they become available true and complete copies of any report or statement mailed by it to its stockholders generally or filed by it with the Commission subsequent to the date hereof and prior to the Effective Time. As of their respective dates, such reports and statements (excluding any information therein provided by Parent or Acquisition Sub, as to which the Company makes no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and will comply in all material respects with all applicable requirements of law.

          (d) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Commission Reports has been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or in SCHEDULE 5.5), and each fairly presents in accordance with generally accepted accounting principles the consolidated financial position of the Company and its subsidiaries as at the respective dates thereof and the consolidated results of their operations and changes in cash flow for the periods indicated, except as may be indicated in the notes thereto and/or in the consolidated financial statements contained in a Commission Report filed subsequent thereto and prior to the date hereof, and except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount.

          (e) Except as set forth in SCHEDULE 5.5 hereto and except as and to the extent set forth on the consolidated balance sheet of the Company and its subsidiaries as at December 31, 1995, including the notes thereto (the "1995 BALANCE SHEET"), neither the Company nor any of its subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which would be required to be reflected on a consolidated balance sheet of the Company and its subsidiaries, or in the notes thereto, prepared in accordance with generally accepted accounting principles, except for liabilities or obligations (a) incurred in the ordinary course of business since December 31, 1995, or (b) any liability or obligation existing at December 31, 1995 which, individually or in the aggregate, is not material to the Company and its subsidiaries taken as a whole as of such date.

     5.6 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since December 31, 1995, except as set forth in SCHEDULE 5.6 or as and to the extent disclosed in any Commission Report filed after December 31, 1995:

          (a) the Company and its subsidiaries have conducted their businesses only in the ordinary course and in a manner reasonably consistent with past practice, and

          (b) since December 31, 1995, there has not been (i) any change in, or event affecting, the Company or any of its subsidiaries having a Material Adverse Effect on the Company and its subsidiaries taken as a whole, (ii) any change by the Company in its accounting methods, principles or practices, (iii) any entry by the Company or any of its subsidiaries into a material contract outside the ordinary course of business taken as a whole, (iv) any declaration, setting aside or payment of any dividends or distributions in respect of, or any redemption, purchase or other acquisition of, any of its securities or
     (v) any increase in the benefits under or the establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, program, or arrangement for the benefit of any director, officer or employee of the Company or any of its subsidiaries pursuant to which employees are contractually entitled to benefit that would be materially above those mandated by applicable law, except in the ordinary course of business reasonably consistent with past practice. No officer, director, or other employee other than those disclosed in SCHEDULE 5.6 hereto are parties to any severance pay agreements or change in control agreements.

     5.7 ABSENCE OF LITIGATION. Except as disclosed in the Commission Reports filed after December 31, 1995 or in SCHEDULE 5.7 hereto, there are no claims, actions, proceedings or investigations pending or, to the best knowledge of the Company, threatened against the Company or any of its subsidiaries, or, to the best knowledge of the Company, pending or threatened against any of its directors, officers, employees or agents, by any claimant or involving any properties or rights of the Company or any of its subsidiaries, at law or in equity, before any court, arbitrator or administrative governmental regulatory authority or body that (i) individually or in the aggregate would have or are reasonably likely to have a Material Adverse Effect on the Company and its subsidiaries taken as a whole or (ii) seek to delay or prevent the consummation of the transactions contemplated hereby. Except as set forth on SCHEDULE 5.7 hereto, to the best knowledge of the Company, there are no ongoing or threatened claims, actions, proceedings or investigations instituted by or on behalf of the Department of Justice or any similar foreign, federal, state, county or local government agency against the Company, any of its subsidiaries or any of their respective directors, officers, employees or agents involving the business, properties, rights and/or activities of the Company and/or any of its subsidiaries. As of the date hereof, neither the Company nor any of its subsidiaries nor any of their respective properties are subject to any order, writ, judgment, injunction, decree, determination or award of any court, arbitrator or governmental authority that, individually or in the aggregate, have or are reasonably likely to have a Material Adverse Effect on the Company and its subsidiaries taken as a whole.

     5.8    EMPLOYEE BENEFIT PLANS.

          (a) SCHEDULE 5.8 hereto includes a list of each stock option, stock purchase, insurance, bonus, incentive compensation, severance, profit sharing, retirement, or other material employee benefit plan, policy or arrangement, including any employee benefit plan within the meaning of
Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") which the Company maintains, to which the Company or any one of its subsidiaries contributes, or under which any of the employees or former employees of the Company or any one of its subsidiaries are covered (collectively, the "PLANS"). Prior to the date of this Agreement, the Company has provided or made available to Parent a true and complete copy of each Plan as in effect on the date hereof. Other than as specifically disclosed in SCHEDULE 5.8 hereto, (i) none of the Plans is a multiemployer plan within the meaning of ERISA; (ii) none of the Plans provides for or promises retiree medical benefits or life insurance to any current or former employee, officer or director of the Company or its subsidiaries;
(iii) each Plan which is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "CODE"), is so qualified; (iv) each Plan is now and has been operated in all material respects in accordance with the requirements of applicable law; and (v) with respect to Plans subject to Title IV of ERISA, the aggregate projected benefit obligations of such Plans (determined for each such Plan as of the date of the most recent actuarial valuation prepared for such Plan) does not exceed the fair market value of the assets of such Plans (determined as of the date of such valuation).

          (b) Except as disclosed in SCHEDULE 5.8 hereto, the execution of, and performance of the transactions contemplated by, this Agreement will not (either alone or upon the occurrence of any additional subsequent events directly related to the transactions contemplated hereby) (i) constitute an event under any Plan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligations to fund benefits with respect to any employee, director or consultant of the Company or any of its subsidiaries pursuant to any Plan or (ii) result in the triggering or imposition of any restrictions or limitations on the right of the Company or Parent to amend or terminate any Plan. No payment or benefit which will be required to be made pursuant to the terms of any agreement, commitment or Plan, as a result of the transactions contemplated by this Agreement, to any officer, director or employee of the Company or any of its subsidiaries, could be characterized as an "excess parachute payment" within the meaning of Section 280G of the Code or could be non-deductible by reason of Section 162(m) of the Code.

          (c) All contributions have been made in all material respects as required by the terms of each of the Plans listed in SCHEDULE 5.8 and the terms of any related collective bargaining agreements, and, except as set forth in SCHEDULE 5.8 hereto, neither the Company nor any of its subsidiaries has any knowledge or has received any notice that any such plan is in reorganization, that increased contributions are required to avoid a reduction in plan benefits or the imposition of any excise tax, that any such plan is or has been (except as used in accordance with the terms of such Plan and in accordance with applicable law) funded at a rate less than required under Section 412 of the Code, or that any such plan is insolvent.

     5.9 LABOR MATTERS. Except as set forth in SCHEDULE 5.9 hereto, neither the Company nor any of its subsidiaries is a party to, or bound by, any collective bargaining agreement or contract or other agreement or understanding with a labor union or labor union organization. There is no unfair labor practice or labor arbitration proceeding pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries relating to their business, except for any such proceeding which would not have a Material Adverse Effect on the Company and its subsidiaries taken as a whole. There is not currently pending or, to the best knowledge of the Company, threatened any labor dispute or labor stoppage regarding any of the Company's, or any of its subsidiaries', current employees or any of the labor relations or collective bargaining contracts listed on SCHEDULE 5.9 hereto, except for that labor relations contract listed on SCHEDULE 5.9 hereto that expires on December 31, 1996, the negotiation of a new contract of which is expressly provided for in
Section 6.1 hereof. Except as set forth in SCHEDULE 5.9 hereto, to the knowledge of the Company, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Company or any of its subsidiaries.

     5.10   TAXES.

          (a) Except as set forth in SCHEDULE 5.10 hereto, the Company and each of its subsidiaries has paid or caused to be paid all material Taxes (as defined below), owed by it through the date hereof except such as are reserved for in the Company's balance sheet contained in the most recently filed Commission Report and are being contested in good faith by appropriate proceedings. Except as set forth in SCHEDULE 5.10 hereto, the Company and its subsidiaries have timely filed and properly prepared all foreign, federal, state and local tax returns and reports required to be filed by any of them through the date hereof, and all such returns and reports completely and accurately in all material respects set forth the amount of any Taxes relating to the applicable period.

          (b) Except as set forth in SCHEDULE 5.10 hereto, neither the Internal Revenue Service (the "IRS") nor any other governmental or taxing authority or agency is now asserting or, to the best of the Company's knowledge, threatening to assert, against the Company or any of its subsidiaries or any partnership, joint venture or limited liability company in which the Company or any of its subsidiaries is a partner, joint venturer or member, as the case may be, any deficiency or claim for any additional material Tax or Taxes. Except as set forth in SCHEDULE 5.10 hereto, there is no dispute or claim concerning any Tax liability of the Company or any subsidiary, either claimed or raised by any governmental or taxing authority, or as to which any director or officer of the Company or any of its subsidiaries has reason to believe may be claimed or raised by any governmental or taxing authority that is material, either individually or in the aggregate, to the Company and its subsidiaries taken as a whole. Except as set forth in SCHEDULE 5.10, no claim has ever been made by a taxing authority in a jurisdiction where the Company does not file reports and returns that the Company is or may be subject to taxation by that jurisdiction. There are no security interests on any of the assets of the Company or any of its subsidiaries that arose in connection with any failure (or alleged failure) to pay any Taxes. The Company has never entered into a closing agreement pursuant to Section 7121 of the Code.

          (c) Except as set forth in SCHEDULE 5.10 hereto, neither the Company nor any of its subsidiaries has received written notice of any audit of any tax return filed by the Company or its subsidiaries, and neither the Company nor any of its subsidiaries has been notified by any governmental or taxing authority that any such audit is contemplated or pending. Except as set forth in SCHEDULE 5.10 hereto, neither the Company nor any of its subsidiaries has executed or filed with the IRS or any other governmental or taxing authority any agreement now in effect extending the period for assessment or collection of any Taxes, and no extension of time with respect to any date on which a tax return was or is to be filed by the Company is in force. True, correct and complete copies of all foreign, federal, state and local income or franchise tax returns filed by the Company and each of its subsidiaries for those tax years or periods for which the applicable statute of limitations, or an extension or waiver thereof, has not lapsed, expired, or otherwise terminated, and all communications relating thereto have been delivered to the Parent or made available to representatives of the Parent. Except as set forth in
SCHEDULE 5.10, neither the Company nor any of its subsidiaries has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any foreign, federal, state or local income tax.

          (d) The accruals and reserves for taxes reflected in the 1995 Balance Sheet are adequate to cover all Taxes accruable through such date (including interest and penalties, if any, thereon) in accordance with generally accepted accounting principles.

          (e) None of the Company and its subsidiaries has filed a consent under Section 341(f) of the Code concerning collapsible corporations. None of the Company and its subsidiaries has made any payments, is obligated to make any payments, or is a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Section 280G of the Code. None of the Company and its subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Each of the Company and its subsidiaries has disclosed on its federal income tax returns all positions taken therein that could give rise to a substantial understatement of federal income tax within the meaning of Section 6662 of the Code. None of the Company and its subsidiaries is a party to any tax allocation or sharing agreement. Except as set forth in SCHEDULE 5.10, none of the Company and its subsidiaries (A) has, except as set forth in
SCHEDULE 5.10 hereto, been a member of an affiliated group filing a consolidated federal income tax return (other than a group the common parent of which was the Company) or (B) has any liability for the Taxes of any person (other than any of the Company and its subsidiaries) under Reg.
Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

          (f) The term "TAXES" shall mean, for purposes of this Agreement, all foreign, federal, state, local, and other taxes, including without limitation income taxes, estimated taxes, alternative minimum taxes, excise taxes, sales taxes, use taxes, value-added taxes, gross receipts taxes, franchise taxes, capital stock taxes, employment and payroll-related taxes, withholding taxes, stamp taxes, transfer taxes, windfall profit taxes, environmental taxes and property taxes, whether or not measured in whole or in part by net income, and all deficiencies or other additions to tax, interest, fines and penalties relating to any such taxes.

     5.11   ENVIRONMENTAL MATTERS.

          (a) Except as disclosed in SCHEDULE 5.11 hereto and for the matters specifically identified in environmental reports received by Parent or Acquisition Sub, and except for any other matters which, either individually or in the aggregate, would not have a Material Adverse Effect on the Company and its subsidiaries taken as a whole, to the Company's knowledge, the Company and its subsidiaries are in compliance with all applicable federal, state and local statutes, laws, codes, regulations, ordinances, rules, judgements, judicial decisions, decrees, injunctions, permits, and orders relating to (i) emissions, discharges or releases to the environment of Hazardous Substances (as hereinafter defined), (ii) the use, storage, handling, transport or disposal of Hazardous Substances, or
(iii) any matters of environmental regulation or control or similar protection of human health and safety (collectively, "ENVIRONMENTAL LAWS"). Except as disclosed in SCHEDULE 5.11 hereto, the Company has not received any written notice of any pending civil or criminal litigation, violation or formal administrative proceeding relating to the Environmental Laws involving the Company or any of its subsidiaries. Except as disclosed in
SCHEDULE 5.11 hereto and for the matters specifically identified in environmental reports received by Parent or Acquisition Sub, and except for any other matters which, either individually or in the aggregate, would not have a Material Adverse Effect on the Company and its subsidiaries taken as a whole, to the Company's knowledge, no conditions exist which could reasonably be expected to result in any litigation, notice or administrative proceeding described in the preceding sentence. Except as disclosed in SCHEDULE 5.11, and for the matters specifically identified in environmental reports received by Parent or Acquisition Sub and except for any other matters which, either individually or in the aggregate, would not have a Material Adverse Effect on the Company and its subsidiaries taken as a whole, to the Company's knowledge, the Company and each of its subsidiaries have all permits, licenses, consents and approvals required by Environmental Laws ("ENVIRONMENTAL PERMITS") for the conduct and operation of their respective businesses, all such Environmental Permits are in good standing and the Company and each of its subsidiaries are in compliance with all material terms and conditions of such Environmental Permits.

          (b) Except as disclosed in SCHEDULE 5.11 hereto and for the matters specifically identified in the environmental reports received by Parent and Sub, neither the Company nor any of its subsidiaries has received any written notice (A) of any actual or alleged violation of Environmental Laws by the Company or any of its subsidiaries, (B) of the institution or pendency of any action, claim, proceeding or investigation of the Company or any of its subsidiaries by any third party or governmental entity pursuant to Environmental Laws, (C) requiring the investigation, remediation or removal of Hazardous Substances from any of the Company's or any of its subsidiaries' properties or any part thereof, or (D) alleging that the Company or any of its subsidiaries are potentially responsible parties with respect to the release or threat of release of Hazardous Substances to the environment at any location. Except as disclosed in SCHEDULE 5.11 hereto, and for the matters specifically identified in environmental reports received by Parent or Acquisition Sub, and except for any other matters which, either individually or in the aggregate, would not have a Material Adverse Effect on the Company or its subsidiaries, to the Company's knowledge neither the Company nor any of its subsidiaries (i) has held, stored, released, transported or disposed of any Hazardous Substances on, under or at any of the Company's or any of its subsidiaries' properties or any part thereof, whether currently or formerly leased, owned or used for any purpose; (ii) has arranged for the disposal of Hazardous Substances at any location owned, leased or operated by any third party; or (iii) owns or operates real or personal property that has been the subject of any lien imposed by a governmental entity or a deed notice or restriction, which lien, notice or restriction relates to Hazardous Substances or the violation of any Environmental Laws. For purposes of this Agreement, the term "HAZARDOUS SUBSTANCES" shall mean any toxic or hazardous materials or substances or hazardous wastes, including but not limited to oil and petroleum products, defined as, or included in the definition of, "hazardous substances," "hazardous waste," "hazardous materials" or "toxic substances" under any Environmental Law and any substance with respect to which a federal, state or local agency requires environmental investigation, monitoring, reporting or remediation.

          (c) No filing, approval or other action required under the New Jersey Industrial Site Remediation Act, commonly known as ISRA or any similar federal or State Environmental Law is required to consummate the transactions contemplated hereby.

          (d)  Notwithstanding anything to the contrary in this Agreement,
(i) the representations and warranties made in Sections 5.11(a) and 5.11(b) hereof which are qualified as to the knowledge of the Company speak as of the date of this Agreement, (ii) to the extent any of the representations and warranties in Sections 5.5, 5.6, 5.7, 5.11 and 5.13 would otherwise be deemed incorrect by reason of the existence of any environmental matters or conditions existing as of the date hereof as to which the Company does not have knowledge as of the date hereof, such representations and warranties shall not be deemed to be incorrect; and (iii) any inability to bring down the representations and warranties set forth in Sections 5.5, 5.6, 5.7,
5.11 and 5.13, because of the existing unknown environmental matters or conditions referred to in clause (ii), as may be required by Section 8.3(a) or 8.3(b) hereof shall not constitute a condition to Parent's and Acquisition Sub's obligations to consummate the transactions contemplated under this Agreement and such existing environmental matters or conditions shall not cause a failure to satisfy Section 8.3(e). Notwithstanding the foregoing, the foregoing shall not apply to environmental matters or conditions (a) of which the Company has knowledge as of the date hereof, or
(b) which occur after the date hereof which do not relate to such existing environmental matters or conditions.

     5.12   BOOKS AND RECORDS.

          (a) The books of account and other financial records of the Company and each of its subsidiaries are true, complete and correct in all material respects and have been maintained in accordance with good business practices.

          (b) Except as set forth in SCHEDULE 5.12 the minute books and other corporate records of the Company and each of its subsidiaries have been made available to Parent or its representatives, contain in all material respects accurate records of all meetings, and accurately reflect in all material respects all other corporate actions, of the stockholders and directors and any committees of the board of directors of the Company and each of its subsidiaries.

     5.13   REAL AND PERSONAL PROPERTY.

          (a) OWNED REAL PROPERTY. All of the real property which is now owned and, to the best knowledge of the Company, has ever been owned by the Company and each of its subsidiaries (collectively referred to herein as the "OWNED REAL PROPERTY") is identified on SCHEDULE 5.13(A) hereto.
SCHEDULE 5.13(A) hereto also sets forth by address (i) all real property under contract to be acquired by the Company or any of its subsidiaries (the "ACQUISITION PROPERTY"), (ii) to the knowledge of the Company, the owner and usage of the Owned Real Property and the Acquisition Property and
(iii) whether the Owned Real Property is currently owned by the Company or any of its subsidiaries. The Company hereby makes the following representations and warranties with respect to the Owned Real Property which is currently owned by the Company:

               (i) TITLE AND DESCRIPTION. Each of the Company and its subsidiaries, as the case may be, has good, clear, record and marketable fee simple title to the Owned Real Property, free and clear of all (A) mortgages, deeds of trust, ground leases, assessments, leases and tenancies, claims, covenants, conditions, restrictions, easements, judgments or other encumbrances and free of encroachments onto or off of the Owned Real Property, except for (w) easements, claims, conditions, covenants, restrictions and similar encumbrances that do not interfere with the use of the Owned Real Property as currently used and improved, (x) encroachments that do not adversely affect the value or use of the Owned Real Property as currently used and improved, (y) any of same which are disclosed in any title report or title search received by, or made available by the Company to, Parent and Acquisition Sub or (z) matters set forth on
     SCHEDULE 5.13(A) ((w), (x), (y) and (z) are collectively referred to as "PERMITTED ENCUMBRANCES").

               (ii) SECURITY INTERESTS. All of the mortgages, deeds of trust, ground leases, security interests or similar material encumbrances on the Owned Real Property are set forth on SCHEDULE 5.13(A) (collectively, the "MORTGAGES"). Except as set forth on
     SCHEDULE 5.13(A), the Company and each of its applicable subsidiaries has obtained the consent of the holder of any Mortgage if the transactions contemplated hereby would otherwise cause a default under the Mortgage, and such transactions will not give the holder of any Mortgage any remedy, or the right to charge any premium or penalty.
     SCHEDULE 5.13(A) also indicates all Mortgages which are, by their terms, by means of a separate guaranty or otherwise, recourse, in whole or in part, to the Company or any of its subsidiaries.

               (iii) CONDITION. Except as set forth on SCHEDULE 5.13(A), to the Company's knowledge, (A) there are no material defects in the physical condition of any improvements constituting a part of the Owned Real Property, including, without limitation, structural elements, mechanical systems, roofs or parking and loading areas, and
     (B) all of such improvements are in good operating condition and repair, have been well maintained and are free from infestation by rodents or insects except for those exceptions which individually or in the aggregate do not have a Material Adverse Effect on the Company or its subsidiaries taken as a whole. Except as set forth on SCHEDULE 5.13(A), none of the Owned Real Property is subject to special flood or mudslide hazards or within the 100 year flood plain. All water, sewer, gas, electric, telephone, drainage and other utilities required by law or necessary for the current or planned operation of the Owned Real Property have been connected pursuant to valid permits and are sufficient to service the Owned Real Property.

               (iv) COMPLIANCE WITH LAW; GOVERNMENT APPROVALS. Neither the Company nor any of its subsidiaries has received any notice from any governmental authority of any violation of any law, ordinance, regulation, license, permit or authorization issued with respect to any of the Owned Real Property that has not been corrected heretofore, and to the Company's knowledge no such violation exists which could have a material adverse effect on the operation or value of any of the Owned Real Property. Except for those matters which do not individually or in the aggregate have a Material Adverse Effect on the Company and its subsidiaries taken as a whole, to the Company's knowledge (i) all improvements constituting part of the Owned Real Property have been completed and are now in compliance in all respects with all applicable laws, ordinances, regulations, licenses, permits and authorizations, and there are presently in effect all licenses, permits and authorizations required by law, ordinance, or regulation and (ii) the transactions contemplated hereby will not affect the rights of the Company or any of its subsidiaries to the use of any off-site facilities necessary to ensure compliance with all such laws, ordinances, codes and regulations. There is at least the minimum access required by applicable subdivision or similar law to the Owned
     Real Property.   Neither the Company nor any of its subsidiaries has
     received any notice of any pending or threatened real estate tax deficiency or reassessment or condemnation of all or any portion of any of the Owned Real Property.

          (b) LEASED REAL PROPERTY. SCHEDULE 5.13(B) hereto sets forth, by address, owner, tenant, and usage, all of the real property which is now leased or operated and, to the best knowledge of the Company, has ever been leased or operated by the Company or any of its subsidiaries (collectively, the "LEASED REAL PROPERTY"). The Company hereby makes the following representations and warranties with respect to the Leased Real Property which is now leased or operated by the Company and its subsidiaries:

               (i) LEASES. The copies of the leases of the Leased Real Property (collectively, the "LEASES") delivered by the Company to Parent are complete, accurate, true and correct, and the information with respect to each of the Leases set forth in SCHEDULE 5.13(B) is complete, accurate, true and correct in all material respects as of the date hereof. With respect to each of the Leases, except as set forth on SCHEDULE 5.13(B):

                       (A) each of the Leases is in full force and effect and has not been modified, amended, or altered, in writing or otherwise;

                       (B)    to the Company's knowledge, (I) all
          obligations of the landlord or lessor under the Leases which have accrued have been performed in all material respects, and (II) no landlord or lessor is in default under any Lease in any material respect;

                       (C)    to the Company's knowledge, (I) all
          obligations of the tenant or lessee under the Leases which have accrued have been performed in all material respects, and neither the Company nor any of its subsidiaries is in default under any Lease in any material respect provided that the Company's timely payment of its rental obligations under the Leases is not qualified by the Company's knowledge, and (II) no circumstance presently exists which, with notice or the passage of time, or both, would give rise to a material default by the Company or any of its subsidiaries; and

                       (D) the Company and each of its subsidiaries, as the case may be, has obtained or will obtain prior to the Closing the consent of each landlord or lessor under any Leases whose consent is required to the transactions contemplated hereby and any necessary landlord waiver or subordinations in the form heretofore presented to the Company by Parent required by the entities providing Parent and Acquisition Sub with the financing to consummate the Merger and the other transactions contemplated hereby, and, subject to obtaining the foregoing consents, the Merger and the other transactions contemplated hereby (other than the Financing) will not give any landlord or lessor under any Lease any remedy, including, without limitation, any right to declare a default under any Lease; provided, however that with respect to those Leases marked as such on SCHEDULE 5.13(B), the Company shall be required only to exercise its best efforts to obtain such consent or landlord waiver.

               (ii) TITLE AND DESCRIPTION. The Company and each of its subsidiaries, as the case may be, holds a good, clear, marketable, valid and enforceable leasehold interest in the Leased Real Property pursuant to the Leases, subject only to the right of reversion of the landlord or lessor under the Leases and any mortgagee thereof, free and clear, to the Company's knowledge, of all other prior or subordinate interests, including, without limitation, mortgages, deeds of trust, ground leases, leases, subleases, assessments, tenancies, claims, covenants, conditions, restrictions, easements, judgments or other encumbrances or matters affecting title, and free of encroachments onto or off of the Leased Real Property, except for (v) any of the same which are disclosed in any title report or title search received by Parent or Acquisition Sub or made available by the Company to Parent or Acquisition Sub, (w) any rights of any person which has been granted rights by any owner of any such property,
     (x) easements, claims, conditions, covenants, restrictions and similar encumbrances that do not materially interfere with the use of the Leased Real Property as currently used and improved,
     (y) encroachments that do not materially adversely affect the value or use of the Leased Real Property as currently used and improved and (z) matters set forth on SCHEDULE 5.13(B).

               (iii) CONDITION. Except as set forth on SCHEDULE 5.13(B) and except for those matters which do not individually or in the aggregate have a Material Adverse Effect on the Company and its subsidiaries taken as a whole, to the Company's knowledge, (A) there are no material defects in the physical condition of any improvements constituting a part of the Leased Real Property, including, without limitation, structural elements, mechanical systems, roofs or parking and loading areas, and, (B) all of such improvements are in good operating condition and repair, have been well maintained and are free from infestation by rodents or insects. Except as set forth on
     SCHEDULE 5.13(B), none of the Leased Real Property is subject to special flood or mudslide hazards or within the 100 year flood plain. Except for any which does not individually or in the aggregate have a Material Adverse Effect on the Company or its subsidiaries taken as a whole, all water, sewer, gas, electric, telephone, drainage and other utilities required by law or necessary for the current or planned operation of the Leased Real Property have been installed and connected pursuant to valid permits, and are sufficient to service the Leased Real Property.

               (iv) COMPLIANCE WITH LAW; GOVERNMENT APPROVALS. Neither the Company nor any of its subsidiaries has received any written notice from any governmental authority of any violation of any law, ordinance, regulation, license, permit or authorization issued with respect to any of the Leased Real Property that has not been corrected heretofore. To the Company's knowledge, except as described on
     SCHEDULE 5.13(B) and except for violations that would not have a Material Adverse Effect on the Company and its subsidiaries taken as a whole, (A) no such violation now exists which could have an adverse effect on the operation or value of any of the Leased Real Property, and (B) all improvements constituting a part of the Leased Real Property are in compliance in all respects with all applicable laws, ordinances, regulations, licenses, permits and authorizations, and there are presently in effect all licenses, permits and authorizations required by law, ordinance, or regulation. The transactions contemplated hereby will not affect the rights of the Company or any of its subsidiaries to use any off-site facilities necessary to ensure compliance with all such laws, ordinances, codes and regulations. There is at least the minimum access required by applicable subdivision or similar law to the Leased Real Property. Neither the Company nor any of its subsidiaries has received any notice of any pending or threatened real estate tax deficiency or reassessment or condemnation of all or any portion of any of the Leased Real Property.

          (c) VIOLATIONS/CONDEMNATION. Except as set forth in SCHEDULE 5.13(C) hereto, neither the Company nor any of its subsidiaries has received, with respect to any Owned Real Property currently owned, leased or operated by the Company or Leased Real Property currently owned, leased or operated by the Company, any written notice of default or termination or any written notice of noncompliance with respect to applicable federal, state or local laws and regulations relating to zoning, building, fire, use restriction or safety or health codes which have not been remedied in all respects which, either individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on the Company and its subsidiaries taken as a whole. There is no pending or, to the knowledge of the Company or any of its subsidiaries, threatened condemnation or other governmental taking of any of the Owned Real Property or Leased Real Property.

          (d) Notwithstanding anything to the contrary contained in this Agreement, those representations and warranties contained in this Agreement with respect to Owned Real Property which is not currently either leased, operated or owned by either the Company or any of its subsidiaries, and Leased Real Property which is not currently either leased, owned or operated by either the Company or any of its subsidiaries, is subject to the knowledge of the Company.

     5.14 CONTRACTS. Except as set forth on Schedule 5.14 hereto, neither the Company nor any of its subsidiaries is in default, or has received any notice that it is in default, in any respect under any contract, agreement, commitment, arrangement, lease, policy or other instrument to which the Company or any of its subsidiaries is a party or by which the Company or any such subsidiary is bound (excluding contracts, agreements, commitments, arrangements, leases, policies or other instruments involving total payments not in excess of $100,000 and which may be terminated within 90 days by the Company or any of its subsidiaries) ("MATERIAL CONTRACTS"), except for those defaults which could not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the Company and its subsidiaries taken as a whole, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a material default. To the Company's knowledge, no other party to any such Material Contact is in material breach or default of the terms thereunder or has refused or otherwise failed to materially perform under the terms thereof.

     5.15   TRADE NAMES.

          (a) Except as set forth on SCHEDULE 5.15, the Company and each of its applicable subsidiaries, as the case may be, owns all rights to, or possesses a valid, subsisting and enforceable exclusive license to use (in each case, free and clear of any liens), all trade names used by the Company or any of its subsidiaries in the jurisdictions in which such names are used. To the best knowledge of the Company, except as disclosed in
SCHEDULE 5.15 hereto, (i) the use of trade names by the Company and its subsidiaries does not infringe on the rights of any person, (ii) no person is infringing on any right of the Company or any of its subsidiaries with respect to any of the Company's or such subsidiaries' trade names, (iii) there is no decree, undertaking or agreement limiting the scope of the Company's or any of its subsidiaries' right to use any of its trade names and (iv) neither the Company nor any of its subsidiaries has granted any license to any person for the use of the Company's or any of its subsidiaries' trade names.

          (b) Except in each case as disclosed in the Company's Commission Reports or as set forth in SCHEDULE 5.15 hereto:

               (i) to the best knowledge of the Company, the Company owns, has the right to use, sell, license and dispose of, and has the right to bring actions for the infringement of, and, where necessary, has made timely and proper application for all Intellectual Property Rights (as defined below) necessary or required for the conduct of its business as currently conducted (such Intellectual Property Rights, collectively, the "REQUISITE RIGHTS") and has such rights to use, sell, license, dispose of and bring such actions as are sufficient for such conduct of its business;

               (ii) to the best knowledge of the Company, there are no royalties, honoraria, fees or other payments payable by the Company to any person by reason of the ownership, use, license, sale or disposition of Requisite Rights; and

               (iii) to the best knowledge of the Company, neither the marketing, license, sale nor use of any product currently or proposed to be licensed or sold by the Company materially violates or will materially violate any license or agreement with any third party to which the Company is a party or materially infringe any Intellectual Property Right of any other party.

     As used herein, the term "INTELLECTUAL PROPERTY RIGHTS" shall mean all industrial and intellectual property rights, including, without limitation, patents, patent applications, patent rights, trademarks, trademark applications, trade names, service marks, service mark applications, copyrights, copyright applications, know-how, trade secrets, proprietary processes and formulae, franchises, licenses, inventions, marketing materials, trade dress, logos and designs and all documentation and media constituting, describing or relating to the foregoing, including, without limitation, manuals, memoranda and records.

     5.16 AFFILIATE TRANSACTIONS. Except as set forth on SCHEDULE 5.16 hereto, (i) the Company has not engaged in any transaction involving any lease or other transaction or the transfer of any cash, property or rights to or from the Company or any of its subsidiaries from, to or for the benefit of any affiliate or former affiliate of the Company or any of its subsidiaries ("AFFILIATE TRANSACTIONS") during the period commencing January 1, 1994 through the date hereof, (ii) neither the Company nor any of its subsidiaries has any existing commitments to engage in the future in any material Affiliate Transactions and (iii) to the best knowledge of the Company, no affiliate of the Company or any of its subsidiaries is party to any contract with a third party pursuant to which (x) as a result of a claimed breach a claim against the Company or any such subsidiary may arise or (y) a liability (whether absolute, contingent or otherwise) might accrue against the Company or any such subsidiary.

     5.17 BROKERAGE FEES. The Company has not retained any financial adviser, broker, agent or finder or paid or agreed to pay any financial adviser, broker, agent or finder on account of this Agreement or any transaction contemplated hereby, except that Hill Thompson Capital Markets, Inc. has been retained as the Company's financial advisor in connection with certain matters including the transactions contemplated hereby. The Company has heretofore furnished to Parent a complete and correct copy of all agreements between the Company and Hill Thompson Capital Markets, Inc. pursuant to which such firm would be entitled to any payment relating to the transactions contemplated hereby. Other than the foregoing arrangements and Frederick Marino's arrangements with Proteus International Group Incorporated, the Company is not aware of any claim for payment of any finder's fee, brokerage or agent's commissions or other like payments in connection with the negotiations leading to the Merger, this Agreement or the consummation of the transactions contemplated hereby.

     5.18 SUBSIDIARIES. The Company's subsidiaries and investments in any other corporation, partnership, joint venture or other business organization are listed in SCHEDULE 5.18 hereto. The Company owns beneficially and of record all of the outstanding shares of capital stock or other equity interest of each of its subsidiaries, and such shares or other equity interest are duly authorized, validly issued, fully paid and non-assessable, and are free and clear of all preemptive rights and, except as set forth on SCHEDULE 5.18 hereto, all liens, charges, encumbrances, equities, claims and options whatsoever. There are not any outstanding subscriptions, options, warrants or other rights, agreements or commitments to purchase any additional shares of such subsidiary's capital stock or any other securities convertible into or evidencing the right to subscribe for any capital stock of such subsidiary. Except as disclosed in SCHEDULE 5.18, all of the outstanding shares of capital stock or other equity interest of each of the Company's subsidiaries are owned beneficially and of record by the Company free of any lien, restriction or encumbrance and said shares have been duly authorized and validly issued and are outstanding, fully paid and non-assessable.

     5.19 DISCLOSURE. The representations, warranties and statements made by the Company in this Agreement and in the schedules and exhibits attached hereto and in the certificates and other documents delivered pursuant to
Section 8.3(a) and 8.3(b) hereof do not contain any untrue statement of a material fact, and, when taken together, do not omit to state any material fact necessary to make such representations, warranties and statements, in light of the circumstances under which they are made, not misleading and may be relied upon regardless of any investigation by or independent inquiry or knowledge of Parent, Acquisition Sub or any of their respective employees, consultants, advisers or affiliates. Parent and Acquisition Sub acknowledge that they are not relying on any representations and warranties other than the representations and warranties contained in this Agreement and the schedules and exhibits attached hereto.


6.   CONDUCT OF BUSINESS PENDING THE MERGER

     6.1 CONDUCT OF BUSINESS BY THE COMPANY. During the period from the date of this Agreement to the Effective Time, except as otherwise contemplated by this Agreement or as set forth in SCHEDULE 6.1 hereto, the Company shall, and shall cause each of its subsidiaries to, carry on their respective businesses in the usual, regular and ordinary course, reasonably consistent with past practice in all material respects, and use their best efforts to preserve intact their present business organizations, keep available the services of their present advisors, managers, officers and employees and preserve their relationships in all material respects with customers, suppliers, licensors and others having business dealings with them and continue existing contracts (for the term provided in such contracts), provided that the Company shall not be required to make any payments (cash or otherwise) outside the ordinary course or enter into or amend any contractual arrangements or understandings to satisfy the foregoing obligations; PROVIDED, HOWEVER, that the covenant contained in this sentence shall not be deemed to be breached in any material respect unless any actions or failures to act when taken together constituted unreasonable business judgements determined on the basis of the Company's compliances, or non-compliances, taken on the whole with this sentence; and the Company shall have the right within ten (10) days after receipt of the written notice from Parent to cure any such claimed breach as is reasonably susceptible of cure. Notwithstanding the foregoing and without limiting the generality of the foregoing, neither the Company nor any of its subsidiaries will (except as expressly permitted by this Agreement or to the extent that Parent shall otherwise consent in writing):

          (a) (i) declare, set aside or pay any dividend or other distribution (whether in cash, stock, or property or any combination thereof) in respect of any of its capital stock, (ii) split, combine or reclassify any of its capital stock or (iii) repurchase, redeem or otherwise acquire any of its securities, except, in the case of clause
(iii), for the acquisition of shares of Company Common Stock from holders of the Options in full or partial payment of the exercise price payable by such holders upon exercise of the Options outstanding on the date of this Agreement;

          (b) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities (including indebtedness having the right to vote) or equity equivalents (including, without limitation, stock appreciation rights) (other than the issuance of Company Common Stock upon the exercise of the Options outstanding on the date of this Agreement in accordance with their present terms);

          (c) acquire, sell, lease, encumber, transfer or dispose of any assets outside the ordinary course of business which are material to the Company and its subsidiaries taken as a whole (whether by asset acquisition, stock acquisition or otherwise), except pursuant to obligations in effect on the date hereof which have been disclosed in writing to Parent and Acquisition Sub prior to the date hereof;

          (d) (i) incur any indebtedness for borrowed money, guarantee any indebtedness, issue or sell debt securities or warrants or rights to acquire any debt securities, guarantee (or become liable for) any debt of others, make any loans, advances or capital contributions, mortgage, pledge or otherwise encumber any material assets, or create or suffer any material lien thereupon, other than, as to each of the foregoing, in the ordinary course of business reasonably consistent with prior practice or (ii) incur any short-term indebtedness for borrowed money, except, in each such case, pursuant to credit facilities in existence on the date hereof under the terms thereof on the date hereof, which credit facilities have been disclosed in writing to Parent and Acquisition Sub prior to the date hereof;

          (e) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than any payment, discharge or satisfaction (i) in the ordinary course of business reasonably consistent with past practice, or
(ii) in connection with the transactions contemplated by this Agreement;

          (f) change any of the accounting principles or practices used by it (except as required by generally accepted accounting principles, in which case written notice shall be provided to Parent and Acquisition Sub prior to any such change);

          (g) except as required by law, (i) enter into, adopt, amend or terminate any employee benefit plan, (ii) enter into, adopt, amend or terminate any agreement, arrangement, plan or policy between the Company or any of its subsidiaries and one or more of their directors or officers, or
(iii) except for normal increases in the ordinary course of business reasonably consistent with past practice, increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan or arrangement as in effect as of the date hereof;

          (h) adopt any amendments to the Company's Certificate or the Company's By-laws, except as expressly provided by the terms of this Agreement;

          (i) enter into a new agreement or amend any existing agreement which could reasonably be expected to have a Material Adverse Effect on the Company and its subsidiaries taken as a whole;

          (j) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or reorganization;

          (k) enter into or amend, extend or otherwise alter any collective bargaining agreement;

          (l) settle or compromise any litigation (whether or not commenced prior to the date of this Agreement) other than settlements or compromises or litigation where the amount paid (after giving effect to insurance proceeds actually received) in settlement or compromise does not exceed $50,000;

          (m) grant any new or modified severance or termination arrangement or increase or accelerate any benefits payable under its severance or termination pay policies in effect on the date hereof, except with respect to the Options and except to the extent provided by the terms of any such arrangements or policies in effect on the date hereof which arrangements or policies have been disclosed in SCHEDULE 5.8 hereto;

          (n) except as set forth on SCHEDULE 6.1 hereto, enter into any transaction, contract or arrangement with any affiliate;

          (o) except as set forth on SCHEDULE 6.1 hereto, enter into any other material agreement, arrangement or understanding, whether oral or written, outside the ordinary course of business;

          (p) enter into an agreement to take any of the foregoing actions or enter into an agreement that would foreseeably result in the failure of any of the conditions to the Merger set forth in Section 8 hereof to occur or be satisfied; or

          (q) authorize any of, or commit or agree to take any of, or take any corporate action in furtherance of, any of the foregoing actions.

     Notwithstanding the foregoing, the Company may negotiate and enter into a collective bargaining agreement with Local 282, the existing contract of which expires December 31, 1996, on terms acceptable to the Company, without the consent of Parent or Acquisition Sub and the absence of an agreement with Local 282 after December 31, 1996 or a resulting strike by Local 282 shall not be deemed to have a Material Adverse Effect on the Company or constitute the failure of any obligations under this Agreement.


7.   ADDITIONAL AGREEMENTS

     7.1 PROXY STATEMENT; OTHER FILINGS. As promptly as practicable, the Company shall prepare, shall file with the Commission under the Exchange Act, shall use its best efforts to have cleared by the Commission and promptly thereafter shall mail to its stockholders, a Proxy Statement with respect to the meeting of the Company's stockholders referred to in
Section 7.2. The term "PROXY STATEMENT" shall mean such proxy statement, as the case may be, and all related proxy materials at the time such documents initially are mailed to the Company's stockholders, and all amendments or supplements thereto, if any, similarly filed and mailed. The Company shall give Parent and its counsel a reasonable opportunity to review and comment upon the Proxy Statement prior to its being filed with the Commission and shall give Parent and its counsel a reasonable opportunity to review all amendments and supplements to the Proxy Statement and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the Commission and, in the case of the Proxy Statement and any amendments or supplements thereto, prior to its being disseminated to holders of shares of Company Common Stock. As promptly as practicable, the Company, Parent and Acquisition Sub each shall properly prepare and file any other filings required under the Exchange Act or any other federal or state law relating to the Merger and the transactions contemplated herein (including filings, if any, required under the Hart-Scott-Rodino Act) (collectively, "OTHER FILINGS"). Each of Parent and the Company shall promptly notify the other of the receipt of any comments on, or any request for amendments or supplements to, the Proxy Statement or any Other Filings by the Commission or any other governmental entity or official, and each of the Company and Parent shall supply the other with copies of all correspondence between it and each of its subsidiaries and representatives, on the one hand, and the Commission or the members of its staff or any other appropriate governmental official, on the other hand, with respect to the Proxy Statement and any of the Other Filings. The Company, Parent and
Acquisition Sub each shall use its respective best efforts to obtain and furnish the information required to be included in the Proxy Statement and any Other Filings, and the Company, after consultation with Parent, shall use its best efforts to respond promptly to any comments made by the Commission with respect to the Proxy Statement and any preliminary version thereof. The information provided and to be provided by Parent, Acquisition Sub and the Company, respectively, for use in the Proxy Statement shall, on both the date the Proxy Statement is first mailed to the Company's stockholders as referred to in Section 7.2 hereof and the date such stockholders meeting is held, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the stockholders' meeting which shall have become false or misleading, and shall comply in all material respects as to form and substance with all applicable requirements of law. Parent, the Company and Acquisition Sub each agree to correct promptly any such information provided by it for use in the Proxy Statement which shall have become false or misleading.

     7.2 MEETING OF THE COMPANY'S STOCKHOLDERS. In order to consummate the Merger, the Company, acting through the Board, shall take all action necessary in accordance with applicable laws, the Company's Certificate and By-laws to duly call, give notice of, convene and hold an annual or special meeting of its stockholders as promptly as practicable to consider and vote upon the approval and adoption of this Agreement and the approval of the Merger and to take such other action as is necessary or desirable to consummate the transactions contemplated hereby (the "STOCKHOLDERS' MEETING"). Except to the extent required by law or the Company's By-Laws
(a) the Company shall not convene any meeting of its Stockholders prior to the Stockholders' Meeting, and (b) the company shall not present any other matter at the Stockholders' Meeting except for the matters contemplated by this Agreement. At the Stockholders' Meeting, all the shares of Company Common Stock owned by Parent, Acquisition Sub or any other subsidiary or affiliate of Parent shall be voted in favor of the Merger. The stockholder vote required for the adoption of this Agreement and the Merger shall be the vote required by the Corporation Law. The Proxy Statement shall, except to the extent legally required under the Corporation Law for the discharge of the fiduciary duties of the Board as advised by its counsel, contain the determination and the recommendation of the Board that the stockholders of the Company approve and adopt this Agreement and the transactions contemplated hereby including the Merger and the Company, acting through the Board, shall use its best efforts to obtain such approval and adoption. Parent and the Company shall coordinate and cooperate with respect to the foregoing matters.

     7.3 ADDITIONAL AGREEMENTS. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use its best efforts
(i) to take, or cause to be taken, all actions and (ii) to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement and to cooperate with each other in connection with the foregoing, including the taking of such actions as are necessary to obtain any necessary consents, approvals, orders, exemptions and authorizations by or from any public or private third party, including without limitation any that are required to be obtained under any federal, state or local law or regulation or any contract, agreement or instrument to which the Company or any subsidiary is a party or by which any of their respective properties or assets are bound, (iii) to defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the transactions contemplated hereby, (iv) to cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby, and (v) to effect all necessary registrations and Other Filings, including, but not limited to, filings under the Hart-Scott-Rodino Act, if any, and submissions of information requested by governmental authorities. Each of the parties hereto further agrees to use its respective best efforts to effectuate the Merger as soon as reasonably practicable after February 28, 1997 in the event that the Merger has not been consummate on or prior to such date. Without limiting the generality of the foregoing, Parent and Acquisition Sub will use their best efforts to obtain appropriate financing to consummate the Merger. For purposes of the foregoing sentence and as to the Company's obligations under Section 5.13(b)(i)(D) hereof, the obligation of the Company, Parent and Acquisition Sub to use their "best efforts" to obtain waivers, consents and approvals to loan agreements, leases and other contracts shall not include any obligation to agree to an adverse modification of the terms of such documents or to prepay or incur additional obligations (payment or otherwise) to such other parties.

     7.4 FEES AND EXPENSES. Except as set forth in Section 9.2 below, whether or not the Merger is consummated, all fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such cost or expense. Notwithstanding the foregoing, upon consummation of the Merger, Parent may be reimbursed by the Company for all costs and expenses incurred by Parent and Acquisition Sub in connection with this Agreement and the transactions contemplated hereby.

     7.5    NO SOLICITATIONS.

          (a) Unless and until this Agreement shall have been terminated in accordance with its terms, the Company agrees and covenants that (i) neither it nor any of its subsidiaries shall, and each of them shall direct and use its best efforts to cause its respective officers, directors, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its subsidiaries) not to, directly or indirectly, initiate, solicit or encourage any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its stockholders) with respect to a merger, acquisition, tender offer, exchange offer, consolidation or similar transaction involving any purchase of 10% or more of the assets or securities of the Company or any of its subsidiaries, other than the transactions contemplated by this Agreement (any such proposal or offer being hereinafter referred to as an "ACQUISITION PROPOSAL") or engage in any negotiations with, or provide any confidential information or data to, or have any discussions with, any person relating to, an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal; (ii) the Company will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any persons conducted heretofore with respect to any of the foregoing and will take the necessary steps to inform the individuals or entities referred to above of the obligations undertaken in this Section; and (iii) the Company will notify the Parent immediately if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, the Company, which notification shall include the terms of any such inquiries or proposals.

     (b) Notwithstanding anything set forth in this Agreement to the contrary, the Board may furnish or cause to be furnished by any committee thereof, any executive officer of the Company, the Company's counsel or the Company's investment advisor information or data to or enter into discussions or negotiations with any person that on an unsolicited basis, makes a bona fide Acquisition Proposal, if, and only to the extent that, the Board (x) determines in good faith, after consideration of written advice of its financial advisors, that the Acquisition Proposal, if consummated as proposed, may result in a transaction more favorable to the Company's stockholders from a financial point of view than the transactions contemplated by this Agreement (any such Acquisition Proposal being referred to herein as a "SUPERIOR PROPOSAL") and (y) determines in good faith, after consultation with its outside counsel, that the failure to take such action may be a breach of the directors' fiduciary duties under applicable law, provided that prior to furnishing such information to, or entering into discussions or negotiations with, such person, the Company provides written notice to Parent to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person and the Company keeps Parent informed of the status of any such discussions or negotiations and the principal terms of any such Acquisition Proposal. Notwithstanding the foregoing (a) the Company and its representatives (as set forth above) may advise any person expressing an interest in the Company and/or making an Acquisition Proposal that such person must review and comply with, and the Company must comply with, the provisions of Section 7.5 hereof (as contained in this Agreement as filed with the Commission) prior to the Company entering into any discussion or negotiations with such person or providing any information or data to such person, and any such statement to such effect (when initially made to such person) shall not constitute a breach of this Agreement, and (b) nothing contained herein shall preclude the Company from entering into a definitive agreement with any person providing a bona fide Acquisition Proposal that the Company is entitled to negotiate pursuant to the terms of this Section
7.5 provided that the Company and its representatives comply with the obligations contained in this Section 7.5 and in Sections 9.1(f) and 9.2 hereof. As used in this Agreement, the word "person" means an individual, a corporation, a partnership, an association, a joint-stock company, a trust, a limited liability company, an unincorporated organization or any other entity.

     7.6 OFFICERS' AND DIRECTORS' INSURANCE; INDEMNIFICATION. Parent agrees that all rights to indemnification existing in favor of, and all limitations on the personal liability of, the directors and officers of the Company provided for in the Company's Certificate and in each subsidiaries' certificate of incorporation (or similar organizational document) or their respective By-laws as in effect as of the date hereof with respect to matters occurring prior to the Effective Time shall continue without amendment in full force and effect for a period of not less then six (6) years from the Closing; PROVIDED, HOWEVER, that all rights to indemnification in respect of any claims (a "CLAIM") asserted or made within such period shall continue until the disposition of such Claim. At or prior to the Effective Time, Parent also shall continue the Company's existing directors' and officers' liability insurance coverage for the Company's directors in a form reasonably acceptable to the Company which shall provide such directors with coverage for six years following the Effective Time; PROVIDED, HOWEVER, that the cost of such policy shall not exceed $200,000 in the aggregate. Notwithstanding anything to the contrary in this Section 7.6, nothing contained in this Section 7.6 shall at any time be construed to limit or otherwise impair or shall at any time limit or otherwise impair the rights of any officer or director to indemnification for acts occurring prior to the Effective Date by the Company, any subsidiary or the Surviving Corporation under the Corporation Law, it being understood that the provisions of this Section 7.6 constitute a contractual obligation.

     7.7 ACCESS TO INFORMATION; CONFIDENTIALITY. From the date hereof until the Effective Time, the Company shall, and shall cause its subsidiaries, officers, employees and agents to, afford to Parent and to the officers, employees and agents of Parent complete access at all reasonable times to their officers, employees, agents, properties, books, records and contracts, and shall furnish Parent such financial, operating and other data and information as Parent may reasonably request PROVIDED, HOWEVER, that the Company shall not be required to disclose or permit access to certain information regarding the deliberations of the Company's Board of Directors or committees thereof to the extent same relates solely to an Acquisition Proposal or this Agreement. Prior to the Effective Time, Parent and Acquisition Sub shall hold in confidence all such information on the terms and subject to the conditions contained in that certain confidentiality agreement between Fidelity Ventures Limited and the Company (the "CONFIDENTIALITY AGREEMENT") the provisions of which shall survive the termination of this Agreement. The parties hereto on behalf of the signatories to the Confidentiality Agreement hereby waive the provisions of the Confidentiality Agreement as and to the extent necessary to permit the making and consummation of the transactions contemplated hereby. Upon the consummation of the Merger, such Confidentiality Agreement shall terminate.

     7.8 FINANCIAL AND OTHER STATEMENTS. Notwithstanding anything contained in Section 7.7, during the term of this Agreement, the Company shall also provide to Parent the following documents and information:

          (a) As soon as reasonably available, but in no event more than 45 days after the end of each fiscal quarter ending after the date of this Agreement, the Company will deliver to Parent its Quarterly Report on Form 10-Q as filed under the Exchange Act. The Company will also deliver to Parent, contemporaneously with its being filed with the SEC, a copy of all Current Reports on Form 8-K.

          (b) Promptly upon receipt thereof, the Company will furnish to Parent copies of all internal control reports submitted to the Company or any subsidiary by independent accountants in connection with each annual, interim or special audit of the books of the Company or any such subsidiary made by such accountants.

          (c) As soon as practicable, the Company will furnish to Parent copies of all such financial statements and reports as it or any subsidiary shall send to its stockholders, the Commission or any other regulatory authority, to the extent any such reports furnished to any such regulatory authority are not confidential and except as legally prohibited thereby.

          (d) With reasonable promptness, the Company will furnish to Parent (i) monthly profit and loss statements, (ii) a listing of accounts receivable, including aging, as of the end of each month,
     (iii) inventory analysis as of the end of each month, (iv) a listing of accounts payable, including aging, as of the end of each month, and
     (v) such additional financial data as Parent may reasonably request.

     7.9 OBSERVER RIGHTS. From the date hereof until the earlier to occur of the Effective Time or the termination of this Agreement in accordance with its terms, the Company shall afford a representative designated by Parent observation rights for all meetings (whether in person, telephonic or otherwise) of the Company's Board of Directors and shall provide Parent and Acquisition Sub copies of all notices, minutes, consents and other materials that it provides to its directors in the same manner and at the same time as it provides such materials to its directors (including those related to the committees thereof), except to the extent the same relates solely to an Acquisition Proposal or this Agreement; provided, however, that such representative shall agree to hold in confidence all information so provided.

     7.10 ADVICE OF CHANGE; SCHEDULE UPDATE. Each party will promptly advise the other of (i) any change or the occurrence or non-occurrence of any event having a Material Adverse Effect or which would be reasonably likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect and (ii) any material failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement.

     7.11 ROWLEY BUILDING TRANSACTION. The Company shall involve Parent and its advisors in its continued investigations of and discussions with Rowley Building Products Corp. ("ROWLEY BUILDING PRODUCTS"), shall consult with Parent regarding any proposed transaction involving Rowley Building Products including the structure of the transaction, the form and substance of the documents to be executed in connection with such transaction and the specific nature of any post-closing obligations (payment, indemnification or otherwise) and agrees to not consummate any such transaction without the prior written consent of Parent.

     7.12 CERTAIN LITIGATION. Notwithstanding anything to the contrary contained in this Agreement, the outcome of the currently pending litigation commenced against the Post Authority of New York and New Jersey (the "PORT AUTHORITY") and the Company and/or one or more of its subsidiaries in the United States District Court for the Eastern District of New York (styled as Case No.: CV96-3793), and any related legal proceeding in state or federal court including without limitation any reasonably related legal proceedings instituted by individual members of the coalition which is the plaintiff in the aforementioned proceeding involving the lease dated March 29, 1996 between the Company and the Port Authority (the "PORT AUTHORITY LEASE"), shall not constitute an event which gives rise to a failure of a condition to Parent's and Acquisition Sub's respective obligations under this Agreement (including without limitation, if the Port Authority Lease is deemed unenforceable and the Company has not secured or occupied another location prior to the expiration of the Company's lease at 550 Hamilton Avenue, Brooklyn, New York), or which otherwise provides Parent or Acquisition Sub with the right to decline to consummate the Merger as a result of a failure of a closing condition. The Company has, prior to the date hereof, delivered a true and correct copy of the Indemnification Agreement, dated October 8, 1996, by and between the Port Authority and the Company and/or one or more of its subsidiaries (the "INDEMNIFICATION AGREEMENT"). The Company (a) shall keep Parent and its counsel advised in writing of the status of, and material developments in, the pending legal proceeding referred to above, (b) shall notify Parent and its counsel in writing of the commencement of any related legal proceeding,
(c) shall preserve its rights under the Indemnification Agreement, and (d) shall not settle or compromise the pending legal proceeding or any such related legal proceeding without the prior written consent of Parent and Acquisition Sub, which consent shall not be unreasonably withheld.

     7.13 PUBLIC ANNOUNCEMENTS. Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements or announcements with respect to this Agreement or any transaction contemplated herein and shall not issue any such press release or make any such public statement without the prior written consent of the other party, which consent shall not be unreasonably withheld; PROVIDED, HOWEVER, that a party may, without the prior consent of the other party, issue such press release or make such public statement or announcement as may be required by law if it has used its reasonable best efforts to consult with the other party and to obtain such party's consent but has been unable to do so. Notwithstanding anything to the contrary set forth in this Agreement, the Company shall not, and shall use its best efforts to ensure that its stockholders, directors, officers, employees, agents, advisors or affiliates do not, disclose any information concerning Parent or any of its affiliates without the prior written consent of a majority of the equity holders of Parent. Access to any information concerning Parent and its affiliates shall be limited by the Company only to those employees, advisors and representatives who have a need to receive any such information for the purpose of consummating the Merger and the other transactions contemplated by this Agreement and who are under an enforceable obligation to the Company to hold such information in confidence under similar terms and conditions as set forth in the Confidentiality Agreement.

     7.14 ENVIRONMENTAL MATTERS. The Company (a) shall promptly prepare and file all such reports, notices, filings, requests for consent or waiver, applications for permit or license and such other documents (if any) as required by applicable federal, state and local law with respect to those environmental matters set forth in, or referred to in, SCHEDULE 5.11 hereto, and (b) shall promptly notify Parent and its counsel in writing of any matter, issue, discovery, notice or other event which occurs, or of which the Company becomes aware, after the date hereof, and which would have required disclosure on SCHEDULE 5.11 hereto had it occurred or had the Company become aware prior to the date hereof.

     7.15 STOP TRANSFER; REORGANIZATION AGREEMENT. The Company acknowledges and agrees to be bound by and comply with the provisions of the Proxy Agreement as if a party thereto with respect to transfers of record ownership of shares of the Common Stock, and agrees to notify the transfer agent of the provisions of the Proxy Agreement and to request that the transfer agent place a stop transfer order on the shares that are subject to the provisions of such agreement except for the transfers permitted by Section 1(a) of the Proxy Agreement. The Company hereby waives any and all rights that it might have under the Agreement and Plan of Reorganization dated October 1, 1986 by and among the Company and the Stockholders (as defined therein), as amended (the "REORGANIZATION AGREEMENT"), to the extent necessary to consummate the transaction contemplated hereby and in order for the Principal Stockholders to enter into the Proxy Agreement. The Company further agrees not to take any action under such Reorganization Agreement that would affect the Proxy Agreement and the arrangements contained therein. Furthermore, the Company agrees that, at the Effective Time, the Reorganization Agreement shall terminate as to the Company and the Company shall have no further rights thereunder.

     7.16 TRANSFER TAXES. Acquisition Sub and Parent agree that either Acquisition Sub or the Company will pay the applicable state and local transfer taxes arising as a result of the consummation of the Merger (collectively, the "TRANSFER TAXES") including but not limited to the New York State Real Property Transfer Tax, the New York City Real Property Transfer Tax and the Connecticut Real Estate Conveyance Tax, if any, and any penalties or interest with respect to the Transfer Taxes payable as a result of the consummation of the Merger. The Company agrees to cooperate with Acquisition Sub in the filing of any returns with respect to the Transfer Taxes, including supplying in a timely manner any information with respect to the Company's real property interests that is reasonably necessary to complete such returns.


8.   CONDITIONS TO THE MERGER

     8.1 CONDITIONS TO THE OBLIGATIONS OF EACH PARTY TO EFFECT THE MERGER. The respective obligations of each party to effect the Merger shall be subject to the fulfillment or waiver, where permissible, at or prior to the Effective Time, of each of the following conditions:

          (a) STOCKHOLDER APPROVAL. This Agreement and the transactions contemplated hereby, including the Merger, shall have been approved and adopted by the affirmative vote of the stockholders of the Company to the extent required by the Corporation Law and the Company's Certificate.

          (b)  [Intentionally Omitted]

          (c) OTHER REGULATORY APPROVALS. All necessary approvals, authorizations and consents of any governmental or regulatory entity required to consummate the Merger shall have been obtained and remain in full force and effect, and all waiting periods relating to such approvals, authorizations and consents shall have expired or been terminated, except where the failure to so obtain will not, either individually or in the aggregate, have a Material Adverse Effect on the Company and its subsidiaries taken as a whole .

          (d) NO INJUNCTIONS, ORDERS OR RESTRAINTS; ILLEGALITY. No preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission nor any statute, rule, regulation or executive order promulgated or enacted by any governmental authority shall be in effect which would (i) make the consummation of the Merger illegal, or (ii) otherwise restrict, prevent or prohibit the consummation of the transactions contemplated by this Agreement, including the Merger.

     8.2 ADDITIONAL CONDITIONS TO THE OBLIGATIONS OF THE COMPANY. The obligation of the Company to effect the Merger is also subject to the satisfaction, or waiver by the Company, of the following conditions:

          (a) REPRESENTATIONS AND WARRANTIES. Each of the representations and warranties of Parent and Acquisition Sub in this Agreement which is qualified as to materiality shall be true and correct and each such representation or warranty that is not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Effective Date. Parent and Acquisition Sub shall each have delivered to the Company a certificate of such party to such effect signed by the Manager or Managers (as the case may be) of Parent dated as of the Effective Date.

          (b) AGREEMENTS AND COVENANTS. Parent and Acquisition Sub shall have performed in all material respects all obligations and complied in all material respects with all of the respective agreements or covenants to be performed or complied with by such party under this Agreement and the Company shall have received a certificate signed by the Chief Executive or Chief Financial Officer of Parent to such effect dated as of the Effective Date.

     8.3 ADDITIONAL CONDITIONS TO THE OBLIGATIONS OF PARENT AND ACQUISITION SUB. The obligations of Parent and Acquisition Sub to effect the Merger are also subject to the satisfaction, or waiver by Parent and Acquisition Sub, of the following conditions:

          (a) REPRESENTATIONS AND WARRANTIES. Each of the representations and warranties of the Company in this Agreement which is qualified as to materiality shall be true and correct and each such representation or warranty that is not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement, as applicable, and (except to the extent such representations and warranties speak as of an earlier date) as of the Effective Time. The Company shall have delivered to Parent a certificate of the Company to such effect signed by the Chief Executive Officer and the Chief Financial Officer of the Company as of the Effective Date.

          (b) AGREEMENTS AND COVENANTS. The Company shall have performed in all material respects all obligations and complied in all material respects with all agreements or covenants of the Company to be performed or complied with by it at or prior to the Effective Date under this Agreement and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer and Chief Financial Officer of the Company to such effect dated as of the Effective Date.

          (c) NO ORDERS, INJUNCTIONS OR RESTRAINTS ON OPERATION OF BUSINESS; ILLEGALITY. No pending legal proceeding in (a "PENDING LITIGATION"), or preliminary or permanent injunction or other order, decree or ruling issued by, a court of competent jurisdiction or pending in (together with a Pending Litigation a "PENDING LEGAL PROCEEDING"), or issued by, a governmental, regulatory or administrative agency or commission nor any statute, rule, regulation or executive order promulgated or enacted by any governmental authority shall be in effect, which (i) restricts, prevents or prohibits the ownership or operation by Parent (or any of its subsidiaries) of any portion of its or the Surviving Corporation's or its subsidiaries' business, properties or assets which is material to such businesses as a whole, or compels Parent (or any of its subsidiaries) to dispose of or hold separate any portion of the Surviving Corporation's or its subsidiaries' business, properties or assets which is material to such businesses as a whole, (ii) imposes any material limitation on the ability of Parent or Acquisition Sub to effect the Merger or on the ability of Parent to hold or to exercise full rights of ownership of the shares of common stock of the Surviving Corporation, including, without limitation, the right to vote the shares of common stock of the Surviving Corporation on all matters presented to the stockholders of the Surviving Corporation, (iii) imposes any limitations on the ability of Parent or any of its affiliates or subsidiaries to control in any material respect the business, properties and operations of the Company or the Surviving Corporation, or (iv) occurs after the execution of this Agreement and is otherwise reasonably likely to have a Materially Adverse Effect on the Surviving Corporation and its subsidiaries taken as a whole.

          (d) FINANCIAL MARKETS. There shall not have occurred (i) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange, the American Stock Exchange or The Nasdaq Stock Market, Inc.'s National Market, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (iii) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States having a significant effect on the functioning of financial markets in the United States, or (iv) any limitation (whether or not mandatory) by any United States governmental authority or agency on the extension of credit by banks or other financial institutions which would have a material adverse effect on Parent's ability to borrow sufficient funds as contemplated by the Financing Letters to pay the Merger Consideration.

          (e)  NO MATERIAL ADVERSE EFFECT.  Since the date of the
Agreement, there shall not have occurred any change having a Material Adverse Effect on the Company and its subsidiaries taken as a whole PROVIDED, HOWEVER, that the financial results of the Company for the three months ended March 31, 1997, to the extent that they are reasonably consistent with the financial results for the three months ended March 31, 1996, shall be excluded in determining any such change.

          (f) THIRD PARTY CONSENTS. The Company shall have obtained all consents of third parties to the consummation of the Merger and the other transactions contemplated by this Agreement (other than the Financing, except as specifically contemplated in this Agreement) necessary under any contract, agreement, arrangement or understanding listed on SCHEDULE 8.3(F) hereto and under any other contract, agreement, arrangement or understanding the failure of which to obtain would have a Material Adverse Effect on the Company and its subsidiaries taken as a whole.

          (g) WAIVERS OF CONTRACTUAL DEFAULTS, ACCELERATIONS, ETC. The Company shall have obtained waivers (on terms satisfactory to Parent and Acquisition Sub) with respect to any default, termination, acceleration of payment or performance or modification clause contained in any contract, agreement, commitment, arrangement, lease, policy or other instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries, or their respective properties or assets is bound which is triggered or otherwise caused by reason of the entering into this Agreement or the consummation of the Merger and the other transactions contemplated by this Agreement (other than the Financing, except as specifically contemplated in this Agreement), except where the failure to have so obtained would not have a Material Adverse Effect on the Company and its subsidiaries taken as a whole, on the Surviving Corporation and its subsidiaries taken as a whole, on the Parent or on the ability to consummate the Merger.

          (h) APPRAISAL RIGHTS. Holders of capital stock of the Company shall not have demanded or perfected the right for appraisal of shares of Company Stock representing more than five percent (5%) of all issued and outstanding shares of capital stock of the Company taken as a whole as of the Effective Date in accordance with Section 262 of the Corporation Law and the Company shall have delivered to Parent a certificate dated as of the Effective Date certifying to the foregoing effect.

          (i) STOCK OPTION PLANS. Parent shall have received satisfactory evidence (x) that holders of all Options have consented to the cancellation of such Options and (y) that such Options and the Stock Option Plans will terminate at or prior to the Effective Time.

     8.4 CERTAIN PAYMENTS. In the event Parent and Acquisition Sub elect to not consummate the Merger and the other transactions contemplated under this Agreement as a result of a Pending Legal Proceeding, Parent shall reimburse the Company for the Company Expenses (as defined in Section
9.2(d) hereof) which payment shall be payable to the Company (by wire transfer of immediately available funds to an account designated by the Company) within two (2) business days after demand theretofore is made in writing by the Company.


9.   TERMINATION, AMENDMENT AND WAIVER

     9.1 TERMINATION. This Agreement may be terminated at any time prior to the Closing:

          (a) by mutual written consent of Parent, Acquisition Sub and the Company;
          (b) by either Parent and Acquisition Sub or the Company if the Effective Time shall not have occurred on or before March 31, 1997 or such later date as shall be mutually agreed to in each party's sole discretion;

          (c) by either Parent and Acquisition Sub or the Company if there shall have been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other party, which breach by its nature cannot be cured prior to the Effective Time or within thirty (30) business days following receipt by the breaching party of written notice of such breach from the other party hereto;

          (d) by either Parent and Acquisition Sub or the Company if any United States federal or state court of competent jurisdiction shall have issued an injunction or taken any other action (which the parties shall use their best efforts to stay or reverse) permanently restraining, enjoining or otherwise prohibiting the Merger, and such injunction or other action shall have become final and non-appealable;

          (e) by the Company if either Parent or Acquisition Sub shall have failed to perform or has breached in any material respect any of its covenants, obligations or agreements under or contained in this Agreement unless the failure to so perform or the breach, as the case may be, has been caused by or results from a breach of this Agreement by the Company;

          (f) by the Company if the Company enters into a binding definitive agreement to effect a Superior Proposal (which entrance shall not require Parent's or Acquisition Sub's consent); PROVIDED, HOWEVER, that the Company shall notify Parent in writing at least three business days prior to the exercise of its termination rights under this Section 9.1(f), where such notice shall include the proposed terms of such agreement into which the Company may enter;

          (g) by Parent and Acquisition Sub if the Board shall have failed to recommend or shall have withdrawn its recommendation or approval of the Merger, or if the Board shall have recommended to stockholders of the Company any Acquisition Proposal of any other person or shall have resolved to do any of the foregoing, provided that any notice sent to Parent and Acquisition Sub under Section 9.1(f) prior to the exercise of the termination rights under such section shall not require the entrance into such agreement or be deemed to constitute an act described in this Section 9.1(g) but the entrance into a binding definitive agreement to effect a Superior Proposal shall constitute an act described in this Section 9.1(g);

          (h) by Parent and Acquisition Sub if the Company shall have failed to perform in any material respect any of its covenants, obligations or agreements under or contained in this Agreement unless the failure to so perform or the breach, as the case may be, has been caused by or results from a breach of this Agreement by Parent or Acquisition Sub; or

          (i) by Parent and Acquisition Sub if any United States federal or state court of competent jurisdiction shall have issued an injunction or taken any other action (which the parties shall use their best efforts to stay or reverse) permanently restraining, enjoining or otherwise prohibiting the enforcement of any of the terms of the Proxy Agreement, and such injunction or other action shall have become final and non-appealable.

     9.2    EFFECT OF TERMINATION.

          (a) In the event of the termination of this Agreement pursuant to Section 9.1 hereof, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its affiliates, trustees, directors, officers or stockholders and all rights and obligations of any party hereto shall cease except for the agreements contained in Sections 7.4, 7.7, 9 and 10; PROVIDED, HOWEVER, that nothing contained in this Section 9.2(a) shall relieve any party from liability under this Section 9 for any breach of this Agreement.

          (b)  If (x) Parent and Acquisition Sub terminate this Agreement
(A) pursuant to Section 9.1(g) or (B) pursuant to Section 9.1(h) as a result of a willful breach by the Company or (y) if the Company terminates this Agreement pursuant to Section 9.1(f), then the Company shall pay to Parent an amount in cash equal to the sum of (i) $1,000,000, plus (ii) Parent's and Frederick Marino's out-of-pocket costs and expenses in connection with this Agreement and the transactions contemplated hereby including, without limitation, fees and disbursements of its outside counsel, accountants and other consultants retained by or on behalf of Parent together with the other out-of-pocket costs incurred by it in connection with analyzing, structuring, participating in the negotiations of the terms and conditions, arranging financing, conducting due diligence and other activities related to the Merger and the transactions contemplated by this Agreement and the negotiations and evaluations leading to the Merger, including, without limitation, commitment fees and expense reimbursements paid to potential lenders (collectively, the "PARENT EXPENSES"). Following the Company's reasonable request, Parent and Mr. Marino shall provide such reasonable documentation of such expenses to enable the Company to appropriately account for such expenses in its financial records and to report such expenses in its tax returns and reports.

          (c) If Parent and Acquisition Sub terminate this Agreement pursuant to Sections 9.1(h) (except for a termination because of a willful breach by the Company, in which case the provisions of Section 9.2(b) will apply), the Company shall reimburse Parent and Mr. Marino for the Parent Expenses.

          (d) If the Company terminates this Agreement pursuant to Section 9.1(e) hereof as a result of a willful breach by Parent and Acquisition Sub, the Parent and Acquisition Sub shall pay to the Company an amount in cash equal to the sum of (i) $1,000,000, plus (ii) the Company's out-of-pocket costs and expenses in connection with this Agreement and the transactions contemplated hereby including, without limitation, fees and disbursements of its outside counsel, accountants and other consultants retained by or on behalf of the Company together with the other out-of-pocket costs incurred by it in connection with participating in the negotiations of the terms and conditions of this Agreement and the other activities related to the Merger and the other transactions contemplated by this Agreement and the negotiations with Parent and its affiliates leading to the Merger (collectively, the "COMPANY EXPENSES"). Following Parent's reasonable request, the Company shall provide such reasonable documentation of such expenses to enable Parent to appropriately account for such expenses in its financial records and to report such expenses in its tax returns and reports.

          (e) If the Company terminates this Agreement pursuant to Section 9.1(e) (except for termination because of a willful breach by Parent and Acquisition Sub, in which case the provisions of Section 9.2(d) will apply), Parent shall reimburse the Company for the Company Expenses.

          (f)  Any payment required by this Section 9.2 shall be payable
(i) by the Company to Parent and Mr. Marino, or (ii) by Parent to the Company, as the case may be, (by wire transfer of immediately available funds to accounts designated by the recipients thereof) within two business days after demand therefore is made in writing by the person entitled to make such demand. The parties acknowledge and agree that the provisions of this Section 9.2 are included herein in order to induce each of the parties hereto to enter into this Agreement and to reimburse such parties for incurring the costs and expenses related to entering into this Agreement and consummating the transactions contemplated by this Agreement.

          (g) Notwithstanding anything to the contrary in this Agreement, the parties hereto acknowledge and agree that the sole and exclusive remedies available to them with respect to any proposed or actual termination of this Agreement or any act or failure to act prior to the consummation of the Merger and the other transactions contemplated by this Agreement, including any misrepresentation or breach of any representation, warranty, covenant, agreement or obligation under this Agreement shall be the rights to payment under this Section 9.2. The parties hereto expressly acknowledge and agree that, in light of the difficulty of accurately determining actual damages with respect to the foregoing, the rights to payment under this Section 9.2: (i) constitute a reasonable estimate of the damages that will be suffered by reason of any such proposed or actual termination of this Agreement or any such act or failure to act in accordance with this Agreement, and (ii) shall be in full and complete satisfaction of any and all damages arising as a result of the foregoing. The parties agree that, except as set forth in this Section 9.2(g), they shall not, in respect of any proposed or actual termination of this Agreement or any act or failure to act prior to the consummation of the Merger and the other transactions contemplated by this Agreement, exercise or attempt to exercise any other rights or remedies, in contract, at law, in equity or otherwise against any other party hereto.

     9.3 AMENDMENT. This Agreement may be amended by the parties hereto by an instrument in writing signed on behalf of each of the parties hereto at any time before or after any approval hereof by the stockholders of the Company and Acquisition Sub; provided, however, that after any such approval of the Company's stockholders, no amendment shall be made which reduces the amount or changes the form of the Merger Consideration or in any way materially adversely affects the rights of stockholders of the Company, without the further approval of such stockholders.

     9.4 EXTENSION; WAIVER. At any time prior to the Closing, the parties hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and
(iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.


10.  GENERAL PROVISIONS

     10.1 NOTICES. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered if delivered personally or as of the date sent if sent by cable, telegram or telecopier, or, as of the next business day if sent by prepaid overnight carrier to the parties at the following addresses (or at such other addresses as shall be specified by the parties by like notice):

          (a)  if to Parent or Acquisition Sub:

                              c/o Fidelity Capital Associates, Inc.
                              82 Devonshire Street, R25C
                              Boston, MA 02109-3614
                              Attn:  Mr. John J. Remondi

               with a copy to:c/o Fidelity Capital Associates, Inc.
                              82 Devonshire Street, E2OE
                              Boston, MA 02109-3614
                              Attn:  Robert M. Gervis, Esq.


               and a copy to: Goodwin, Procter & Hoar  LLP
                              Exchange Place
                              Boston, Massachusetts  02109
                              Attn:   Laura C. Hodges Taylor, P.C.
                                   Joseph L. Johnson III, Esq.

          (b)  if to the Company:550 Hamilton Avenue
                              Brooklyn, New York 11232
                              Attention:  President

               with a copy to:Sills Cummis Zuckerman Radin
                              Tischman Epstein & Gross, P.A.
                              One Riverfront Plaza
                              Newark, New Jersey 07102
                              Attn:  Stanley U. North, III, Esq.

     10.2 INTERPRETATION. When a reference is made in this Agreement to subsidiaries of Parent, Acquisition Sub or the Company, the word "subsidiary" means any corporation more than 50 percent of whose outstanding voting securities, or any partnership, joint venture or other entity more than 50 percent of whose total equity interest, is directly or indirectly owned by Parent, Acquisition Sub or the Company, as the case may be. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     10.3 NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES, COVENANT AND AGREEMENTS. Except for Section 7.6, and the obligations contained in
Section 3 hereof, none of the representations, warranties, covenants and agreements contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, and thereafter there shall be no liability on the part of either Parent, Acquisition Sub or the Company or any of their respective officers, directors or stockholders in respect thereof. Except as expressly set forth in this Agreement, there are no representations or warranties of any party hereto, express or implied.

     10.4 MISCELLANEOUS. This Agreement (i) constitutes, together with the Confidentiality Agreement, the entire agreement and supersedes all of the prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, (ii) shall be binding upon and inure to the benefits of the parties hereto and their respective successors and permitted assigns and is not intended to confer upon any other person (except as set forth below) any rights or remedies hereunder and (iii) may be executed in two or more counterparts
(and via facsimile) which together shall constitute a single agreement.
Section 7.6 is intended to be for the benefit of those persons described therein and their respective legatees, distributees, heirs, estates, executors and other personal representatives, as fully in each case as if each such person was a party hereto and the covenants contained therein may be enforced by such persons. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties and each of the persons referred to Section 7.6 and this Section 10.4 shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Chancery Court of the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity that is not limited by this Agreement.

     10.5 ASSIGNMENT. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties (and any assignment to a non-permitted assignee shall be void and of no effect).

     10.6 KNOWLEDGE; BEST EFFORTS. Wherever the terms "the Company's knowledge," "the Company's best knowledge," "the receipt of notice," "the best knowledge of the Company," and any similar term is used, in each case each such term shall mean the knowledge or best knowledge or receipt (as the case may be) of any of Robert Gaites, David Polishook, Richard Young, John Yanuklis and David Bernstein and includes any fact, matters or circumstances which any of such individuals, as an ordinary and prudent business person employed or retained in the same capacity in the same type and size of business as the Company should have known.

     10.7 SEVERABILITY. If any provision of this Agreement, or the application thereof to any person or circumstance is held invalid or unenforceable, the remainder of this Agreement, and the application of such provision to other persons or circumstances, shall not be affected thereby, and to such end, the provisions of this Agreement are agreed to be severable.

     10.8 CHOICE OF LAW/CONSENT TO JURISDICTION. The validity, interpretation, performance and enforcement of this Agreement shall be governed by the laws of the State of Delaware. The parties hereby irrevocably and unconditionally consent to the jurisdiction of the Chancery Court of the State of Delaware for any action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, and the parties agree not to commence any action, suit or proceeding related thereto except in such court unless, as a result of Surviving Corporation's merger with a non-Delaware entity or other similar corporate event occurring after the Effective Time, such court affirmatively refuses to resolve any such action, suit or proceeding. The parties further irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of or relating to this Agreement in the Chancery Court of the State of Delaware, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in such court that any such action, suit or proceeding brought in such court has been brought in an inconvenient forum. Each party further agrees that service of any process, summons, notice or document by U.S. registered mail to the address of such party set forth in
Section 10.1 above shall be effective service of process for any action, suit or proceeding brought against such party in such court.

     10.9    THIRD-PARTY BENEFICIARY.  With respect to those provisions of
Section 9.2 pursuant to which certain expenses are to be reimbursed to Frederick M. Marino, Mr. Marino is a direct and intended third-party beneficiary of such Section 9.2.

                                                      31037.77996 144 351245.c2
                                                         1/16/97   10:07 pm


     IN WITNESS WHEREOF, Parent, Acquisition Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                                   HAMILTON ACQUISITION LLC


                                   By:/S/ JOHN J. REMONDI
				      --------------------------
                                   Name: John J. Remondi
                                   Title: President


                                   HAMILTON NY ACQUISITION CORP.


                                   By:/S/ JOHN J. REMONDI
				      --------------------------
                                   Name: John J. Remondi
                                   Title: Manager


                                   THE STROBER ORGANIZATION, INC.


                                   By:/S/ ROBERT J. GAITES
				      --------------------------------
                                   Name:  Robert J. Gaites
                                   Title:President and Chief Executive
                                          Officer

351245.c2

                             ANNEX B


                                [HILL THOMPSON LETTERHEAD]


November 7, 1996


PERSONAL & CONFIDENTIAL

The Board of Directors
The Strober Organization, Inc.
550 Hamilton Avenue
Brooklyn, New York 11201

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding Common Shares (the "Common Shares") of The Strober Organization, Inc. ("Strober" or the "Company"), of the consideration to be received by such shareholders in connection with the proposed acquisition of Strober's Common Shares by Hamilton NY Acquisition Corporation (the "Proposed Transaction"). The terms of the Proposed Transaction are included in the Acquisition Agreement dated November 8, 1996 and the related agreements among Strober, certain Strober shareholders and Hamilton NY Acquisition Corporation (the "Agreement"). The Agreement provides, among other things, that the outstanding Common Shares of Strober will be acquired by Hamilton NY Acquisition Corporation ("Hamilton") at $6.00 per share.

We understand that the acquisition may result in tax consequences for certain holders of Strober Common Stock. We express no opinion as to the tax consequences of the acquisition and our opinion as to the fairness of the stock purchase price does not take into account the tax status or position of any holder of Strober Common Stock.

Hill Thompson Capital Markets, Inc. has acted as financial advisor to the Board of Directors of Strober in connection with the Proposed Transaction, and we will receive a fee for our services including rendering this opinion. As a customary part of its investment banking business, Hill Thompson Capital Markets, Inc. is often engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and valuations for corporate and other purposes.

For purposes of this opinion we have among other things:

1.    Reviewed the Agreement;

2. Reviewed the Company's Annual Reports, Forms 10-K and related financial information for the five fiscal years ended December 31, 1995 and the Company's Forms 10-Q and the related unaudited financial information for the quarterly periods ending March 31, 1996 and June 30, 1996;

3. Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of the Company furnished to Hill Thompson by the Company;

4. Reviewed financial information on Fidelity Capital furnished to us by Fidelity Capital;

5.    Held  discussions  with  members  of  senior  management  of  the Company
      concerning   their   business,   financial   statements,  operations  and
      prospects;

6. At the request of the Company, solicited third party interest with respect to the acquisition of the Company;

7.    Reviewed the stock price and trading history of the Company;

8. Reviewed the valuation of publicly traded companies we deemed comparable to the Company;

9. Compared the financial terms of the Proposed Transaction with other transactions which we deemed relevant; and
10. Performed such other studies, analyses and inquiries and considered such other information as we deemed relevant.

In connection with our opinion, we have not independently verified the financial, legal, tax, operating and other information provided by Strober and Hamilton and have relied upon the assurances of Strober and Hamilton that all such information provided by them, respectively, is complete and accurate in all material respects and that there is no additional information known to either of them that would make information made available to Hill Thompson Capital Markets, Inc. either incomplete or misleading. We have not made any independent appraisal or valuation of any asset of either company. With respect to the projected financial data of Strober, we have assumed that such data have been reasonably prepared and represent the best currently available estimates and judgments of Strober management as to the future financial performance of the Company.

While we believe that our review, as described herein, is an adequate basis for the opinion we express, this opinion is necessarily based upon market, economic and other conditions that exist and can be evaluated as of the date of this letter, and on information available to us as of the date hereof. We also believe our analyses must be considered as a whole and that considering any portion of such analyses and of the factors considered, without considering all analyses and current factors, could create a misleading or incomplete view of the process underlying the opinion.

This opinion is addressed to the Board of Directors of the Company and does not constitute a recommendation to any shareholder as to how such shareholder should vote on the Proposed Transaction.

This letter is only for the information of the Board of Directors of Strober and may not be used for any other purposes without our prior written consent. Based upon and subject to the foregoing considerations, it is our opinion, as investment bankers, that as of the date hereof the consideration to be received by the holders of the Common Shares of Strober in the Proposed Transaction is fair to such holders from a financial point of view.

Very truly yours,

HILL THOMPSON CAPITAL MARKETS, INC.

                                          ANNEX C

    <section>262  OF THE DELAWARE GENERAL CORPORATION LAW - APPRAISAL RIGHTS

      (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to the provisions of subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with the provisions of subsection (d) of this Section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to <section>228 of this Chapter shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this Section. As used in this Section, the word "stockholder" means a holder of record of stock in a stock corporation and also member of record of a non-stock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a non-stock corporation.

      (b) Appraisal rights shall be available for the shares of any class or series of stock of constituent corporation in a merger or consolidation to be effected pursuant to Sections 251, 252, 254, 257, 258, or 263 of this Chapter;

            (1) provided, however, that no appraisal rights under this Section shall be available for the shares of any class or series of stock which, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 stockholders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this Chapter.

            (2) Notwithstanding the provisions of subsection (b)(1) of this Section, appraisal rights under this Section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257 and 258 of this Chapter to accept for such stock anything except (i) shares of stock of the corporation surviving or resulting from such merger or consolidation; (ii) shares of stock of any other corporation which at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 stockholders; (iii) cash in lieu of fractional shares of the corporations described in the foregoing clauses (i) and (ii); or (iv) any combination of the shares of stock and cash in lieu of fractional shares described in the foregoing clauses (i), (ii) and (iii) of this subsection.

            (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this chapter is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

      (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this Section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this Section, including those set forth in subsections (d) and (e), shall apply as nearly as is practicable.

      (d)   Appraisal rights shall be perfected as follows:

            (1) If a proposed merger or consolidation for which appraisal rights are provided under this Section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) and (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this Section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identify of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with the provisions of this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

            (2)   If  the  merger  or  consolidation  was  approved pursuant to
Section 228 or Section 253 of this Chapter, each constituent corporation, either before or after the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within twenty days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given; provided that, if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

      (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with the provisions of subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

      (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

      (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with the provisions of this Section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

      (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discover or other pretrial proceedings and may proceed to trail upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this Section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this Section.

      (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and in the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any other state.

      (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, to be charged pro rata against the value of all of the shares entitled to an appraisal.

      (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection
(d) of this Section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this Section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this Section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

      (l) The shares of the surviving or resulting corporation into which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                             ANNEX D

                          PROXY AGREEMENT


     This is a PROXY AGREEMENT (the "Agreement"), dated as of November 11, 1996 by and among Hamilton Acquisition LLC, a Delaware limited liability company ("Parent"), Hamilton NY Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("Acquisition Sub"), and certain stockholders of The Strober Organization, Inc., a Delaware corporation (the "Company") who are signatories hereto (collectively, the "Stockholders" and each, a "Stockholder").

                            BACKGROUND

     A. As of the date hereof, each Stockholder owns (either beneficially or of record) that number of shares of common stock, par value $.01 per share (the "Common Stock"), of the Company set forth on EXHIBIT A hereto (together with any shares of Common Stock acquired by such Stockholder during the Proxy Term (as defined in Section 2 hereof), whether upon the exercise of options, conversion of convertible securities or otherwise, the "Stockholder Shares").

     B. Parent, Acquisition Sub and the Company propose to enter into an Agreement and Plan of Merger of even date herewith (as the same may be amended from time to time, the "Merger Agreement") (all capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement) which provides, upon the terms and subject to the conditions thereof, for the merger of Acquisition Sub with the Company (the "Merger").

     C. As a condition to their willingness to enter into the Merger Agreement, Parent and Acquisition Sub have requested that each Stockholder agree, and in order to induce the Parent and Acquisition Sub to enter into the Merger Agreement, each of the Stockholders has agreed to, among other things, grant Parent irrevocable proxies to vote the Stockholder Shares owned of record or beneficially by each such Stockholder on the terms and conditions provided herein.

                               TERMS

     In consideration of the promises and the mutual covenants herein contained and intending to be legally bound, the parties hereto agree as follows:

     1.   TRANSFER AND VOTING OF SHARES.

          (a) RESTRICTION ON TRANSFER, PROXIES AND NON-INTERFERENCE. Each Stockholder hereby agrees, while this Agreement is in effect, and except as contemplated hereby, not to (i) offer to sell, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any of the Stockholder Shares or any other shares of Common Stock; (ii) deposit any Stockholder Shares into a voting trust or enter into a voting agreement with respect to any Stockholder Shares or grant any proxy or power of attorney with respect to any such Stockholder Shares; or
(iii) take any action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing his or her obligations under this Agreement or otherwise take any action that is contrary to the transactions contemplated hereby and by the Merger Agreement. Notwithstanding anything herein to the contrary, the parties hereto shall be entitled (x) to pledge or hypothecate shares of Common Stock to institutional lenders as security for personal or commercial loans, or (ii) to transfer shares of Common Stock to charitable trusts, descendants or trusts for the benefit of any spouse or descendant subject to the condition precedent to any such transfer that the transferee (or in the case of a pledge or hypothecation, the pledgee) shall execute and deliver to the Company and to Parent the Proxy Agreement agreeing to be personally bound thereby and appointing the transferor as the transferee's proxy in voting all the transferred shares as long as the Proxy Agreement remains in effect.

          (b) VOTING OF SHARES; FURTHER ASSURANCES. Except as otherwise provided in this Section 1(b), each Stockholder, by this Agreement, with respect to those Stockholder Shares that such Stockholder owns of record, does hereby constitute and appoint Parent, or any affiliate of Parent that is a party to the Merger Agreement, with full power of substitution, during and for the Proxy Term, as such Stockholder's true and lawful attorney and irrevocable proxy, for and in such Stockholder's name, place and stead, to vote each of such Stockholder Shares as such Stockholder's proxy, at every meeting of the stockholders of the Company or any adjournment thereof or in connection with any written consent of the Company's stockholders (A) in favor of the approval and adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement,
(B) against any proposal for any action or agreement that would result in a material breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which could result in any of the conditions of the Company's obligations under the Merger Agreement not being fulfilled, and (C) in favor of any other matter directly relating to consummation of the transactions contemplated by the Merger Agreement which is considered at any such meeting of stockholders or in such consent, and in connection therewith to execute any documents which are necessary or appropriate in order to effectuate the foregoing. Each Stockholder intends this proxy to be irrevocable and coupled with an interest during the Proxy Term and will take such further action and execute such other instruments as may be necessary to effectuate the intent of this proxy and hereby revokes any proxy previously granted by such Stockholder with respect to his or her Stockholder Shares. Each Stockholder further agrees to cause the Stockholder Shares owned by such Stockholder beneficially to be voted in accordance with the foregoing. Notwithstanding anything to the contrary in this Agreement (including
Section 6(b) hereof), Parent is not authorized under this Agreement to, and shall not, directly or indirectly, vote the Stockholder Shares, execute a written consent of the Company's stockholders or otherwise act pursuant to this Agreement in any manner (a) to elect or remove any director of the Company, (b) which would prevent the Company from taking the actions permitted by Section 7.5(b) of the Merger Agreement (other than approval and adoption of the Merger Agreement and related agreements and approval of the transactions contemplated thereby, including the Merger), (c) to amend, supplement or otherwise modify the By-laws or Certificate of Incorporation of the Company (except with respect to and in connection with the Merger) or (d) to require the Board of Directors of the Company to take or refrain from taking any action.

          (c) CERTAIN EVENTS. Each Stockholder agrees that this Agreement and the obligations hereunder shall attach to his or her Stockholder Shares and shall be binding upon any person or entity to which legal or beneficial ownership of his or her Stockholder Shares shall pass, whether by operation of law or otherwise, including without limitation such Stockholder's heirs, guardians, administrators or successors.
     2.   PROXY TERM.    For the purposes of this Agreement, "Proxy Term"
shall mean the period from the execution of this Agreement until the earlier of (a) the termination of the Merger Agreement or (b) the Effective Time (as such term is defined in the Merger Agreement).

     3.   PAYMENTS TO PARENT.

          (a) In the event that on or after the date hereof, (i) the Merger Agreement has been terminated pursuant to the provisions of Section 9.1(f) thereof and at the time of such termination neither Parent nor Acquisition Sub is in breach of its obligations under the Merger Agreement and (ii) any Stockholder thereafter sells Stockholder Shares in connection with the consummation of a Superior Proposal (as defined in Section 7.5(b) of the Merger Agreement) within six months of the termination of the Merger Agreement, such selling Stockholder shall pay to Parent an amount in cash equal to fifty percent (50%) of the product of (x) the number of such Stockholder Shares sold and (y) the excess, if any, of (A) the per share cash (and/or if consideration is received in such sale in the form of securities, the "fair market value" (as defined in Section 3(b) below) of such securities) received by such Stockholder as a result of such sale (the "Selling Stockholder Price") over (B) the Merger Consideration (as defined in the Merger Agreement).

          (b) For purposes of this Agreement, the fair market value of any securities listed on a national securities exchange or traded on The Nasdaq Stock Market shall be equal to the average closing price per share of such security as reported on such exchange or The Nasdaq Stock Market for the twenty (20) trading days immediately preceding the effective date of the transaction pursuant to which the Stockholder is entitled to receive such securities.

          (c) Any payment required to be made pursuant to Section 3(a) of this Agreement shall be made within two business days after the settlement of such sale.

     4. REPRESENTATIONS AND WARRANTIES OF PARENT. Parent and Acquisition Sub jointly and severally hereby represent and warrant to the Stockholders as follows:

          (a) ORGANIZATION AND QUALIFICATION. Parent is a limited liability company duly organized, validly existing and in good standing
under the laws of the State of Delaware.   Acquisition Sub is a corporation
duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Acquisition Sub has the requisite power and authority to carry on its business as it is now being conducted. Each of Parent and Acquisition Sub is duly qualified to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such qualification necessary, except where the failure to be so qualified or in good standing would not have a material adverse effect on the business, assets, results of operations, condition (financial or otherwise) or prospects (a "Material Adverse Effect") of Parent and its subsidiaries taken as a whole. Acquisition Sub has not conducted any business prior to the date hereof and has no assets and liabilities other than those incident to its formation and to the consummation of the transactions contemplated hereby and by the Merger Agreement. Copies of the Certificate of Formation of Parent and the Certificate of Incorporation, and By-laws of Acquisition Sub heretofore delivered to the Company are true, complete and correct as of the date hereof.

          (b) AUTHORITY RELATIVE TO THIS AGREEMENT. Each of Parent and Acquisition Sub has the requisite power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the managers and members, if required, of Parent and by the Board of Directors and the sole stockholder of Acquisition Sub, if required, and no other proceedings on the part of Parent or Acquisition Sub are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent and Acquisition Sub and, assuming this Agreement constitutes a valid and binding obligation of the Stockholders, constitutes the legal, valid and binding obligation of each of Parent and Acquisition Sub enforceable against each of Parent and Acquisition Sub in accordance with its terms.

          (c) CONSENTS AND APPROVALS; NO VIOLATION. Neither the execution and delivery of this Agreement by Parent or Acquisition Sub nor the consummation of the transactions contemplated hereby will (i) conflict with or result in any breach of any provision of their respective certificates of incorporation or by-laws; (ii) require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, except (A) in connection with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "H-S-R Act"), (B)pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (C) such filings and approvals as may be required under the "blue sky," takeover or securities laws of various states, or (D) where the failure to obtain such consent, approval, authorization or permit, or to make such filing or notification, would not prevent or delay consummation of the transactions contemplated by this Agreement or would not otherwise prevent Parent or Acquisition Sub from performing their respective obligations under this Agreement; (iii) result in a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any note, license, agreement or other instrument or obligation to which Parent or any of its subsidiaries is a party or by which any of their respective assets may be bound, except for such defaults (or rights of termination, cancellation or acceleration) as to which requisite waivers or consents have been obtained or which, individually or in the aggregate, would not have a Material Adverse Effect on Parent and its subsidiaries taken as a whole; or
(iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent or Acquisition Sub, any of their respective subsidiaries or any of their respective assets, except for violations which would not have a Material Adverse Effect on Parent and its subsidiaries taken as a whole.

     5. REPRESENTATIONS AND WARRANTIES OF EACH STOCKHOLDER. Each Stockholder hereby severally (for himself, herself or itself only) represents and warrants to Parent and Acquisition Sub as follows:

          (a) OWNERSHIP OF SHARES. Such Stockholder owns of record or beneficially the number of shares of Common Stock set forth on EXHIBIT A hereto and such shares constitute all of the shares of Common Stock owned of record or beneficially by such Stockholder. Such Stockholder has sole voting power and sole power of disposition with respect to his or her Stockholder Shares, with no restrictions, except those that may be imposed by applicable federal securities laws, on such Stockholder's rights of disposition pertaining thereto. Except as specifically set forth on EXHIBIT A hereto, such Stockholder has not granted any proxy with respect to his or her Stockholder Shares and neither such Stockholder nor his or her Stockholder Shares is bound by or party to any agreement or other instrument restricting such Stockholders' voting rights with respect to such Stockholder Shares. Such Stockholder owns of record or beneficially the number and type of securities issued or granted by the Company, including without limitation options, warrants and other convertible securities, set forth on EXHIBIT A hereto and such securities constitute, along with such shares of Common Stock set forth on EXHIBIT A hereto, all of the securities of the Company or instruments convertible into securities of the Company owned of record or beneficially by such Stockholder. The Stockholder Shares are, and immediately prior to the Effective Time will be, duly authorized, validly issued, fully paid, non-assessable and, except for those pledges set forth on SCHEDULE 5(A) hereto, free and clear of any and all liens, security interests, proxies, voting trusts or agreements, encumbrances, charges or claims of any kind whatsoever except for any encumbrance or proxy arising under this Agreement.

          (b) ORGANIZATION; AUTHORITY RELATIVE TO THIS AGREEMENT. Such Stockholder has the legal capacity, power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Stockholder and, assuming this Agreement constitutes a valid and binding obligation of Parent and Acquisition Sub, this Agreement constitutes a legal, valid and binding agreement of such Stockholder enforceable against such Stockholder in accordance with its terms. Except as set forth on SCHEDULE 5(B) hereto, there is no beneficiary or holder of a voting trust certificate or other interest of any trust of which such Stockholder is a trustee whose consent is required for the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby; PROVIDED, HOWEVER, that any such consent has been obtained in writing prior to the execution of this Agreement.

          (c) CONSENTS AND APPROVALS; NO VIOLATION. Neither the execution and delivery of this Agreement by such Stockholder, the performance by such Stockholder of the obligations and transactions contemplated hereby, including without limitation the granting of the irrevocable proxy and the appointment of an attorney-in-fact pursuant to Section 1(b) hereof, nor the compliance by such Stockholder with any provision hereof, will (i) require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, except (A) in connection with the H-S-R Act, (B) pursuant to the Exchange Act, (C) such filings and approvals as may be required under the "blue sky," takeover or securities laws of various states, or (D) where the failure to obtain such consent, approval, authorization or permit, or to make such filing or notification, would not prevent or delay the performance by such Stockholder of his or her obligations under this Agreement; (ii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default or give rise to any right of termination, amendment, cancellation or acceleration) under, or result in the creation of a lien or encumbrance on any of his or her Stockholder Shares pursuant to, any of the terms, conditions or provisions of any note, license, agreement or other instrument or obligation to which such Stockholder is party or by which such Stockholder or any of his or her assets, including the Stockholder Shares, may be bound, except for such defaults (or rights of termination, cancellation or acceleration) as to which requisite waivers or consents have been obtained or which, individually or in the aggregate, would not prevent or delay the performance by such Stockholder of his or her obligations under this Agreement; or (iii) conflict with or violate any order, writ, injunction, judgment, decree, statute, law, rule or regulation applicable to such Stockholder or any of his or her assets, including the Stockholder Shares.

          (d) ACKNOWLEDGMENT OF RELIANCE. Such Stockholder understands and acknowledges that the Parent and Acquisition Sub are entering into the Merger Agreement in reliance upon such Stockholder's execution and delivery of this Agreement.

          (e) BROKERS. No broker, investment banker, financial adviser or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of such Stockholder.

     6. CERTAIN COVENANTS OF STOCKHOLDER. Except in accordance with Subsection 6(e), each Stockholder hereby covenants and agrees (with respect to himself or herself but not as to the other Stockholders) as follows:

          (a) NEGOTIATIONS. Unless and until this Agreement shall have been terminated in accordance with its terms, each of the Stockholders agrees and covenants that (i) he or she will not, directly or indirectly, initiate, solicit or encourage any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its stockholders) with respect to a merger, acquisition, tender offer, exchange offer, consolidation or similar transaction involving, or any purchase of 10% or more of the assets or securities of the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement (any such proposal or offer being hereinafter referred to as an "ACQUISITION PROPOSAL") or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal; (ii) each of the Stockholders will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing; and (iii) each of the Stockholders will notify Parent immediately if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with any of the Stockholders or, to the knowledge of such Stockholder, the Company, which notification shall include the terms of any such inquiries or proposals, PROVIDED, HOWEVER, that if the Company actually provides the information and notice to Parent required by Section 7.5 of the Merger Agreement with respect to any contact with the Company, such Stockholder shall not have any obligation to provide any such duplicate information.

          (b) VOTING. Each Stockholder hereby agrees that, during the Proxy Term, at any meeting of the stockholders of the Company, however called, or in connection with any written consent of the Company's Stockholders, such Stockholder shall vote (or cause to be voted) his or her Stockholder Shares, except as specifically requested by the Parent in writing in advance: (a) in favor of the Merger; (b) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement; and (c) against any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that would impede, interfere with, delay, postpone or attempt to discourage the Merger, including, but not limited to: (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any of any of its subsidiaries; (ii) a sale, lease or transfer of a material amount of assets of the Company or any of its subsidiaries or a reorganization, recapitalization, dissolution or liquidation of the Company or its subsidiaries; (iii) any change in the management or board of directors of the Company, except as agreed to in writing by Parent; (iv) any material change in the present capitalization or dividend policy of the Company; (v) any amendment of the Company's Certificate of Incorporation; or (vi) any other material change in the Company's corporate structure, management or business. Such Stockholder shall not enter into any agreement or understanding with any person or entity during the Proxy Term to vote or give instructions to vote in any manner inconsistent with the terms of this
Section 6(b). Notwithstanding the foregoing, in the event that the Company has properly terminated the Merger Agreement pursuant to Section 9.1(f) thereof, a Stockholder may vote (or cause to be voted) his or her Stockholder Shares in favor of a Superior Proposal.

          (c) ADDITIONAL SHARES. Each Stockholder hereby agrees, while this Agreement is in effect, to promptly notify Parent of the number of any new shares of Common Stock acquired, beneficially or of record, by such Stockholder, if any, after the date hereof whether through acquisition in the open market, upon exercise of any option, warrant or other convertible security, or otherwise.

          (d)  WAIVER OF APPRAISAL AND DISSENTER'S RIGHTS.  Each
Stockholder hereby waives any rights of appraisal or rights to dissent from the Merger that such Stockholder may have.

          (e) ACTING AS DIRECTOR AND EXECUTIVE OFFICER. Notwithstanding anything in this Section 6 to the contrary, the covenants and agreements set forth in Section 6(a) shall not be deemed to prevent any Stockholder, while acting in his or her capacity as a director of the Company, from taking any action that is specifically permitted under the applicable provisions of the Merger Agreement. Further, any Stockholder may act in his capacity as an executive officer of the Company upon direction by the Board of Directors of the Company pursuant to Section 7.5(b) of the Merger Agreement.

          (f) STOP TRANSFER. Each Stockholder agrees with, and covenants to, Parent and Acquisition Sub that such Stockholder may not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of his or her Stockholder Shares, unless such transfer is made in compliance with this Agreement. Each Stockholder agrees, with respect to any Stockholder Shares in certificated form, that such Stockholder will deliver to the Company within fifteen business days after the date hereof, the certificates representing such Stockholder Shares and the Company will inscribe upon such certificates the following legend (the "Legend"): "The shares of Common Stock, par value $.01 per share, of The Strober Organization, Inc. (the "Company"), represented by this certificate are subject to a Proxy Agreement dated as of November 11, 1996, and may not be sold or otherwise transferred, except in accordance therewith. Copies of such Agreement may be obtained at the principal executive offices of the Company." Each Stockholder agrees that within ten business days after the date hereof, such Stockholder will no longer hold any Stockholder Shares, whether certificated or uncertificated, in "street name" or in the name of any nominee. In the event that the Company enters into a Superior Proposal and has terminated the Merger Agreement in accordance with Section 9.1(f) thereof, the Company will remove the Legend from all certificates representing Stockholder Shares and will return such certificates to the Stockholders. Pursuant to the Merger Agreement, the Company has agreed to notify the transfer agent of the provisions set forth in this Section and each Stockholder agrees to provide such documentation and to take such other actions as may be reasonably required to give effect to such provisions with respect to such Stockholder Shares.

          (g) REORGANIZATION AGREEMENT. Each Stockholder hereby agrees that, at the Effective Time, the Reorganization Agreement shall terminate as to such Stockholder and such Stockholder shall have no further rights thereunder.

     7. FURTHER ASSURANCES. From time to time, at the other party's request and without further consideration, each party hereto (as to the Stockholders, in their capacity as stockholders) shall execute and deliver such additional documents and take all such further action as may be necessary or reasonably desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement and the Merger Agreement. Without limiting the generality of the foregoing, during the Proxy Term, each Stockholder shall perform such further acts and execute such further documents and instruments as may reasonably be required to vest in the Parent and Acquisition Sub the power to carry out the provisions of this Agreement including without limitation the exercise of the power afforded by Section 1 hereof.

     8.   MISCELLANEOUS.

          (a)  ENTIRE AGREEMENT; ASSIGNMENT.  This Agreement
(i) constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties or any of them with respect to the subject matter hereof and (ii) shall not be assigned by operation of law or otherwise, provided that Parent may assign any of its rights and obligations to any wholly-owned direct or indirect subsidiary of Parent or to any entity which controls or is under common control with Parent, but no such assignment shall relieve Parent of its obligations hereunder and Parent shall remain as fully and primarily liable as if there was no such assignment.

          (b) AMENDMENT. This Agreement may not be modified, amended, altered or supplemented except by an instrument in writing signed on behalf of all the parties hereto; PROVIDED that EXHIBIT A hereto may be supplemented by the Parent and Acquisition Sub by adding the name and other relevant information concerning any stockholder of the Company who agrees to be bound by the terms of this Agreement without the agreement of any other party hereto, and thereafter such added stockholder shall be treated as a "Stockholder" for all purposes of this Agreement.

          (c) ENFORCEMENT OF THE AGREEMENT. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in addition to any other remedy to which they are entitled at law or in equity, and the parties hereto further agree to waive any requirement for the posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

          (d) VALIDITY. IF ANY TERM OR OTHER PROVISION OF THIS AGREEMENT IS INVALID, ILLEGAL OR INCAPABLE OF BEING ENFORCED BY ANY RULE OF LAW OR PUBLIC POLICY, ALL OTHER CONDITIONS AND PROVISIONS OF THIS AGREEMENT SHALL NEVERTHELESS REMAIN IN FULL FORCE AND EFFECT SO LONG AS THE ECONOMIC OR LEGAL SUBSTANCE OF THE TRANSACTIONS CONTEMPLATED HEREBY IS NOT AFFECTED IN ANY MANNER MATERIALLY ADVERSE TO ANY PARTY. UPON SUCH DETERMINATION THAT ANY TERM OR OTHER PROVISION IS INVALID, ILLEGAL OR INCAPABLE OF BEING ENFORCED, THE PARTIES HERETO SHALL NEGOTIATE IN GOOD FAITH TO MODIFY THIS AGREEMENT SO AS TO EFFECT THE ORIGINAL INTENT OF THE PARTIES AS CLOSELY AS POSSIBLE TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW IN AN ACCEPTABLE MANNER TO THE END THAT THE TRANSACTIONS CONTEMPLATED HEREBY ARE FULFILLED TO THE EXTENT POSSIBLE.

          (e) NOTICES. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, by cable, telegram, facsimile transmission with confirmation of receipt, or telex, or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties as follows:

                    	if to Parent or Acquisition Sub:

                    	Hamilton Acquisition LLC
                    	c/o Fidelity Capital Associates, Inc.
			82 Devonshire Street, R25C
                    	Boston, MA 02109-3614
                    	Attn:  Mr. John J. Remondi

                    	with a copy to:

                    	Fidelity Capital Associates, Inc.
                    	82 Devonshire Street, E20E
                    	Boston, MA 02109-3614
                    	Attn:  Robert M. Gervis, Esq.

                    	and a copy to:

                    	Goodwin, Procter & Hoar  LLP
                    	Exchange Place
                    	Boston, MA  02109
                    	Attn: Laura C. Hodges Taylor, P.C.
                              Joseph L. Johnson III, Esq.

                    	if to Stockholders:
                    	c/o Sills Cummis Zuckerman Radin
                      	Tischman Epstein & Gross, P.A.
                    	One Riverfront Plaza
                    	Newark, NJ  07102
                    	Attn:  Stanley U. North III, Esq.

                    	with a copy to:

                    	Sills Cummis Zuckerman Radin
                      	  Tischman Epstein & Gross, P.A.
                    	One Riverfront Plaza
                    	Newark, NJ  07102
                    	Attn:  Stanley U. North III, Esq.

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above (provided that notice of any change of address shall be effective only upon receipt thereof).

          (f) CHOICE OF LAW/CONSENT TO JURISDICTION. The validity, interpretation, performance and enforcement of this Agreement shall be governed by the laws of the State of Delaware without regard to its rules of conflict of laws. The parties hereby irrevocably and unconditionally consent to the jurisdiction of the Chancery Court of the State of Delaware for any action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, and the parties agree not to commence any action, suit or proceeding related thereto except in such court. The parties further irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of or relating to this Agreement in the Chancery Court of the State of Delaware, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in such court that any such action, suit or proceeding brought in such court has been brought in an inconvenient forum. Each party further agrees that service of any process, summons, notice or document by U.S. registered mail (i) in the case of Parent or Acquisition Sub, to the address of such party set forth in Section 8(e) above; or (ii) in the case of any Stockholder, to the address of such Stockholder set forth on EXHIBIT A hereto, shall be effective service of process for any action, suit or proceeding brought against such party in such court.

          (g) DESCRIPTIVE HEADINGS. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

          (h) COUNTERPARTS. This Agreement may be executed in two or more counterparts (and via Facsimile), each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

          (i) PERFORMANCE BY ACQUISITION SUB. Parent hereby agrees to cause Acquisition Sub to comply with its obligations hereunder as contemplated in the Merger Agreement.

          (j) EXPENSES. Each of the parties hereto will pay all fees and expenses it incurs in connection with this Agreement, whether or not consummated, including without limitation the fees and expenses of its financial and legal advisors.

          (k) PARTIES IN INTEREST. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

          (l) SURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS. The representations, warranties and agreements of Acquisition Sub, Parent and the Stockholders pursuant to this Agreement shall survive the consummation of the Merger or the termination of the Merger Agreement.

          (m) NO AGREEMENT UNTIL EXECUTED. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding among the parties hereto unless and until (i) the Board of Directors of the Company has approved, for purposes of Section 203 of the Delaware General Corporation Law and any applicable provision of the Company's certificate of incorporation, the possible acquisition of the Stockholder Shares by Parent and Acquisition Sub pursuant to this Agreement and (ii) this Agreement is executed by all parties hereto.

     IN WITNESS WHEREOF, Parent, Acquisition Sub and the Stockholders have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                              HAMILTON ACQUISITION LLC



                              By:/S/ JOHN J. REMONDI
			      ------------------------------
                                 Name: JOHN J. REMONDI
                                 Title:  Manager


                              HAMILTON NY ACQUISITION CORP.



                              By:/S/ JOHN J. REMONDI
			      ------------------------------
                                 Name: JOHN J. REMONDI
                                 Title: PRESIDENT


/s/ Robert J. Gaites		  /s/ John T. Guerin
------------------------------   ----------------------------------
Robert J. Gaites                 John T. Guerin

/s/ Sue Strober			 /s/ Richard D. King
------------------------------   ----------------------------------
Sue Strober                      Richard D. King

/s/ Sue Strober			 /s/ Steven Strober
------------------------------   ----------------------------------
Sue Strober, as Trustee for      Steven Strober
   Steven Strober

/s/ Sue Strober                  /s/ Hiliary Strober
------------------------------   ----------------------------------
Sue Strober, as Trustee for      Hiliary Strober
   Hilary Strober

/s/ Gordon Sandler               /s/ David W. Berstein
------------------------------   ----------------------------------
Gordon Sandler                   David W. Berstein, Trustee, Trust
                                 F/J/B/O Steven and Hilary Strober

/s/ Nathan Schwartzberg          /s/ John Yanuklis
------------------------------   ----------------------------------
Nathan Schwartzberg              John Yanuklis


/s/ Albert C. Brower
------------------------------
Albert C. Brower                   By:______________________________
                                       Trustee, Trust F/B/O Yanuklis
                                       Charitable Remainder Trust

                          PROXY AGREEMENT
                   [SIGNATURE CONTINUATION PAGE]





				   /s/ Robert J. Gaites
				   ---------------------------------

                                   Robert J. Gaites; proxy for
                                   Robert J. Gaites Charitable Trust



				   /s/ John Yanuklis
				   ---------------------------------
                                   John Yanuklis; proxy for
                                   John Yanuklis Charitable trust


				   /s/ Albert C. Brower
				   ---------------------------------
                                   Albert C. Brower, proxy for
                                   Albert C. Brower Charitable Trust

                   EXHIBIT A TO PROXY AGREEMENT

NAME AND ADDRESS OF                 Number of Shares of 	Other Company Securities
STOCKHOLDER			    COMMON STOCK OWNED		OWNED
Sue Strober                                  592,141  		None

Sue Strober, trustee for son                  42,325    	None
Sue Strober, trustee for
daughter                                      42,325    	None
Sue Strober, proxy for son{*}                 45,600
Sue Strober, proxy for daughter{*}                              None
                                              45,600
David W. Bernstein, trustee of               180,960  		None
trust for Steven and Hilary
Strober{*}

Robert J. Gaites                             309,955  		Options for 113,053 Shares,
                                                               	including 25,000 at $1.75 per
                                                               	share, 25,000 at $4.75 per
                                                               	share, 37,500 at $3.63 per
                                                               	share, and 25,553 at $4.50 per
                                                               	share.

John Yanuklis                                313,254  		Options for 96,904 Shares,
                                                               	including 9,000 at $1.13 per
                                                               	share, 14,286 at $1.75 per
                                                               	share, 22,737 at $4.75 per
                                                               	share, 23,503 at $3.63 per
                                                               	share, and 27,378 at $4.50 per
                                                               	share.

Gordon Sandler{++}                           399,486  		None

Richard King                                 200,931  		None

Albert Brower                                 69,124  		Options for 36,744 Shares,
                                                               	including 3,750 at $1.13 per
                                                               	share, 5,357 at $1.75 per
                                                               	share, 8,211 at $4.75 per
                                                               	share, 10,759 at $3.63 per
                                                               	share, and 8,667 at $4.50 per
                                                               	share.

Nathan Schwartzberg                          127,166  		None

John T. Guerin                               422,249  		None

John Yanuklis Charitable Trust               140,000  		None

Robert J. Gaites Charitable                  147,180  		None
Trust

Albert C. Brower Charitable                   25,000  		None
Trust

Total                                      3,103,296


**FOOTNOTES**

     {*}  Subject to proxy held by Sue Strober.

     {++} Subject to (i) a Collateral Pledge Agreement between Mr. Sandler and The Chase Manhattan Bank (the "BANK") and (ii) a Forbearance Agreement between Mr. Sandler and the Bank.

                               SCHEDULE 5(A)
                                    TO
                              PROXY AGREEMENT


     The certificates representing 399,486 shares of Common Stock, $.01 par value, of the Company (the "GORDON SHARES") in the name of Gordon Sandler ("SANDLER") are in the physical possession of The Chase Manhattan Bank, successor by merger to Chemical Bank (the "BANK"), subject to (i) that certain Collateral Pledge Agreement between Sandler and the Bank and (ii) that certain Forbearance Agreement between Sandler and the Bank. The Company and the Purchaser are hereby irrevocably directed to set the record address and the address for the transmission of payment for the Gordon Shares as follows:

          Gordon Sandler
          c/o Sills Cummis Zuckerman Radin Tischman
          Epstein & Gross, P.A., as Escrow Agent
          One Riverfront Plaza
          Newark, New Jersey 07102
          Attention:Stanley U. North, III, Esq.

     The Bank consents to the grant by Sandler of a proxy in respect of the Gordon Shares pursuant to the terms of the Proxy Agreement between and among the Company and the various other parties thereto dated the date hereof (the "PROXY AGREEMENT"), and agrees not to take any action which is contrary to or inconsistent with the terms of the Proxy Agreement.



CONSENTED AND AGREED TO BY:


THE CHASE MANHATTAN BANK


/S/ HARVEY CAVAYERO
-------------------------------------------

by: HARVEY CAVAYERO, ESQ., ATTORNEY-IN-FACT
  (AN AUTHORIZED OFFICER)


/S/ GORDON SANDLER
-------------------------------------------
GORDON SANDLER

                                          ANNEX E

					  <GRAPH>

      					  <GRAPH>

					  <GRAPH>

                       SELECTED PUBLICLY-TRADED BUILDING MATERIAL DISTRIBUTORS
							    MARKET MULTIPLE ANALYSIS
							(Figures in millions except per share data)

                          STROBER          SUNBELT        BMC       CAMERON     GROSSMAN'S        MOORE        NATIONAL     WOLOHAN
COMPANY              ORGANIZATION        COMPANIES       WEST        ASHLEY           INC.      HANDLEY       HOME CTRS      LUMBER
 Last Fiscal Year        12/31/96(est.)  1/29/95     12/31/95      10/31/95       12/31/95     12/31/95        1/31/96     12/31/95
 LAST QUARTER            12/31/96(est.)  7/29/95      6/30/96       7/31/96        6/30/96      6/30/96        7/31/96      9/28/96

 SHARE PRICE                $6.00          $7.95       $12.00        $13.88          $1.16        $3.38          $2.13       $12.44
 SHARES OUTSTANDING           5.2            3.2         10.0           9.2           26.3          2.2            7.1          7.0
 MARKET CAPITALIZATION      $31.0          $25.7       $119.5        $127.1          $30.4         $7.3          $15.2        $86.9
 DEBT                        $3.4           $9.8        $95.3         $57.9          $25.1        $12.0          $41.6        $26.5
 PREF'D STOCK                $0.0           $0.0         $0.0          $0.0           $0.0         $0.0           $0.0         $0.0
 CASH                        $4.6          $0.04         $4.6          $1.7           $1.7         $0.4           $0.1         $9.2
 TOTAL CAPITALIZATION       $29.9          $35.4       $210.2        $183.3          $53.7        $18.9          $56.6       $104.1

 LTM DATA
 REVENUES                  $136.7          $89.0       $684.1        $567.1         $549.8       $144.2         $171.4       $422.4
 GROSS PROFIT               $35.9          $19.7       $149.0        $109.1         $131.7        $14.3          $42.6       $102.6
 EBIT                        $5.9           $4.3        $27.2         $20.3        ($40.6)         $0.6           $0.8        $11.4
 EBITDA                      $7.2           $5.1        $37.2         $26.1        ($32.4)         $1.8           $3.8        $21.1
 NET INCOME                  $3.3           $2.0         $9.1         $10.1        ($48.2)      ($0.04)         ($1.6)         $5.1
 BOOK VALUE (EXCL. G/W)     $30.4          $13.6       $119.8         $69.4          $16.7        $16.4          $28.1       $107.3
 EQUITY                     $30.4          $13.6       $138.8         $91.1          $16.7        $16.4          $28.1       $107.3

 MARGIN ANALYSIS
 GROSS MARGIN               26.3%          22.1%        21.8%         19.2%          24.0%         9.9%          24.8%        24.3%
 EBIT MARGIN                 4.3%           4.8%         4.0%          3.6%             NM         0.4%           0.5%         2.7%
 EBITDA MARGIN               5.3%           5.8%         5.4%          4.6%             NM         1.2%           2.2%         5.0%
 NET MARGIN                  2.4%           2.3%         1.3%          1.8%             NM           NM             NM         1.2%
 TOTAL DEBT/EQUITY          11.2%          71.8%        68.6%         63.6%         149.7%        72.8%         148.1%        24.6%

 MARKET MULTIPLES
 TOTAL CAP. / SALES          0.22  x        0.40  x      0.31  x       0.32  x        0.10  x      0.13  x        0.33  x      0.25
 TOTAL CAP. / EBIT            5.0            8.3          7.7           9.0             NM         29.6           69.5          9.1
 TOTAL CAP. / EBITDA          4.1            6.9          5.6           7.0             NM         10.6           14.8          4.9
 PRICE / EARNINGS             9.3           12.6         13.2          12.6             NM           NM             NM         17.1
 MARKET CAP./BK. VALUE       1.02           1.88         1.00          1.83           1.82         0.44           0.54         0.81
 ACQ. PRICE/BK. VALUE        1.09

                      COMPARATIVE ANALYSIS OF THE STROBER TRANSACTION
          AND RECENTLY COMPLETED ACQUISITIONS OF BUILDING MATERIAL DISTRIBUTORS
                        (DOLLARS IN MILLIONS EXCEPT PER SHARE DATA)





Date of                  Acquirer/Target         Transaction        Purchase          Stock Price          Premium          Sales
Announcement                                        Value             Price             Before
                                                 ($Million)         Per Share        Announcement
9/8/95                  Pelican/Sunbelt             $24.9           $ 7.95               $ 6.75             17.8%         $ 89.0
                                                                                                                          (LTM)
8/15/96                 Sears/Orchard              $415.0           $35.00               $29.75             17.6%         $532.4
                                                                                                                          (FYE
                                                                                                                          1/28/96)
11/11/96                Fidelity/Strober            $32.0           $ 6.00               $ 5.25             14.3%         $133.0
                                                                                                                          (LTM)
-------------------
LTM - Latest Twelve Months

                                          ANNEX F

                INFORMATION CONCERNING EXECUTIVE OFFICERS AND DIRECTORS OF
                           CERTAIN ENTITIES RELATED TO PURCHASER

      This Annex F sets forth information regarding certain limited partnerships that are the members of Purchaser, a Delaware limited liability company, as well as information regarding certain entities that are directly or indirectly affiliated with such limited partnerships, including information pertaining to such entities' executive officers and directors (if any). The presentation of this information is in no way an admission that any such entities or individuals constitute a "group" for purposes of the Securities Exchange Act of 1934, as amended.

      Hamilton Acquisition LLC, a Delaware limited liability company ("Purchaser"), was formed in November 1996 (i) to serve as the parent of
Hamilton NY Acquisition Corp. ("Acquisition Subsidiary"), the acquisition vehicle through which Purchaser intends to acquire The Strober Organization, Inc. (the "Company") and (ii) to act as the entity into which equity investments will be made in order to consummate the acquisition of the Company, including those investments that will be made prior to the Effective Date by Frederick M. Marino, the proposed Chairman of the Board of Directors and Chief Executive Officer of the Surviving Corporation. Purchaser or related parties may also pursue various transactions, including additional acquisitions and capital raising activities, to grow the business and/or customer base although there can be no assurance that any such transactions will be effected on terms acceptable to Purchaser or such related party, if at all. Fidelity Ventures Limited Partnership ("FVLP") is a Delaware limited partnership that currently owns a 50% equity interest in Purchaser. FVLP is engaged in venture capital and related asset management services. Fidelity Investors Limited Partnership ("FILP") is a Delaware limited partnership that currently owns a 50% equity interest in Purchaser. FILP is engaged in private venture capital and related asset management services. Fidelity Capital Associates, Inc., a Delaware corporation ("FCA"), serves as the general partner of FVLP. FMR Corp., a Massachusetts corporation ("FMR"), is a holding company that owns 100% of the capital stock of FCA. Fidelity Investors Management Corp., a Texas corporation ("FIMC"), serves as the general partner of FILP. Each of Purchaser's, Acquisition Subsidiary's, FVLP's, FILP's, FCA's and FMR's principal executive offices are located at 82 Devonshire Street, Boston, Massachusetts 02109. FIMC's principal executive offices are located at 400 East Los Colinas Boulevard, Suite 470, Irving, Texas 75034.

     The names of the executive officers and directors of FCA, FMR and FIMC are set forth below. The business address of each person is 82 Devonshire Street, Boston, Massachusetts 02109, and the address of the corporation or organization in which such persons conduct their employment is the same as their business address. Except as noted below, each of the persons listed below has held the position with, and been employed by, such corporation or organization during the past five years. All of the persons listed below are U.S. citizens.

                                       POSITION                            WITH

PRINCIPAL NAME                     FMR CORP.                FIDELITY INVESTORS MANAGEMENT FIDELITY CAPITAL
                                                            CORP.                         ASSOCIATES, INC.
Edward C. Johnson 3d          President, Director, CEO,               Director                      --
                              Chairman & Managing Director
J. Gary Burkhead (1)          Director                                    -                         -
Caleb Loring, Jr.             Director, Managing Director                 -                         -
James C. Curvey               Director, Senior Vice                       -               Director and President
                              President
James P. Hynes                              -                             -               Managing Director
William L. Byrnes             Vice Chairman, Director and                 -                         -
                              Managing Director
Abigail P. Johnson (3)        Director                                    -                         -
Robert C. Pozen               Senior Vice President - and                 -                         -
                              General Counsel
David C. Weinstein (4)        Senior Vice President -       Vice President                          -
                              Administration
Gerald M. Lieberman (5)       Senior Vice President -       Vice President                          -
                              Chief Financial Officer
John J. Remondi               Vice President                President, Treasurer and      Vice President, Managing
                                                            Director                      Director and Director
Donald E. Alhart (6)                        -               Vice President, Assistant                -
                                                            Secretary and Director
Warren T. Morrison (7)                      -                         -                   Vice President

(1)         Mr.  Burkhead serves as President of Fidelity Management & Research
            Company.

(2) During January 1997, Ms. Johnson assumed a position overseeing the technology systems used by stock mutual fund managers as well as assuming responsibility for the Specialized Growth group of Fidelity Management & Research Company. Prior to January 1997, Ms. Johnson served as a portfolio manager for Fidelity Management & Research Company.

(3) Mr. Weinstein has served as Senior Vice President - Administration of FMR and as a Vice President of FIMC since September 1995. Prior to September 1994, Mr. Weinstein served as a Vice President and Corporate Counsel fo FMR.

(4) Mr. Lieberman had served as Senior Vice President - Chief Financial Officer of FMR and as a Vice President of FIMC since September 1995. Prior to September 1995, Mr. Lieberman served as Senior Vice President - Administration of FMR.

(5)         Mr. Alhart   serves as Director of Crosby Advisors, an affiliate of
            FMR.

(6) Mr. Morrison has served as a Vice President of FCA since November 1995. Prior to joining FCA, Mr. Morrison served as Senior Vice President and Senior Credit Administration Officer, Asset Based Lending of US Trust Company from November 1991 through November 1995.